This draft registration statement is being submitted confidentially to the U.S. Securities and Exchange Commission on December 2, 2024 and is not being publicly filed under the Securities Act of 1933, as amended and all information herein remain strictly confidential.
Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1/A
(Amendment No. 3)
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

A Paradise Acquisition Corp.
(Exact name of registrant as specified in its charter)

British Virgin Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Claudius Tsang
Chief Executive Officer
The Sun’s Group Center,
29th Floor, 200 Gloucester Road,
Wan Chai, Hong Kong
Telephone: +852 9583 3199
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue,
Suite 204 Newark,
DE 19711
Telephone: (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jeffrey C. Cohen Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Tel: (212) 903-9000	Douglas S. Ellenoff Stuart Neuhauser Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 370-1300
Xiaoxi Lin
Linklaters LLP 11/F,
Alexandra House Chater Road
Hong Kong
Tel: +852 2901 5368

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
SUBJECT TO COMPLETION, DATED [•], 2024

$200,000,000
A Paradise Acquisition Corp.
20,000,000 Units
A Paradise Acquisition Corp. is a blank check company incorporated in the British Virgin Islands (or the “BVI”) as a BVI business company with limited liability and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We may pursue an initial business combination in any business or industry.
This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described herein. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable 30 days after the completion of our initial business combination, and will expire five years after the completion of our initial business combination or earlier upon redemption or our liquidation, as described herein. The underwriters have a 45-day option from the date of this prospectus to purchase up to an additional 3,000,000 units to cover over-allotments, if any.
We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or vote against, our initial business combination, all or a portion of their Class A ordinary shares that are sold as part of the units in this offering, which we refer to collectively as our public shares, upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account described below as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account, less taxes payable, divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. See “Summary — The Offering — Redemption rights for public shareholders upon completion of our initial business combination” and “Summary — The Offering — Redemption of public shares and distribution and liquidation if no initial business combination” for more information.
Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination. See “Summary — The Offering — Limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering if we hold shareholder vote” for further discussion on certain limitations on redemption rights.
Our sponsor, A SPAC IV (Holdings) Corp., and Cantor Fitzgerald & Co., the representative of the underwriters, have committed to purchase an aggregate of 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. Of those 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), our sponsor has agreed to purchase 5,100,000 warrants (or 5,250,000 private placement warrants if the underwriters’ over-allotment option is exercised in full) and Cantor Fitzgerald & Co. has agreed to purchase 2,000,000 warrants. The indirect purchase of private placement warrants by non-voting sponsors investors is not conditioned upon their purchase of units in the offering, or vice versa. Each private placement warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. [•] institutional investors (none of which are affiliated with any member of our management, our sponsor or

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
any other investor), which we refer to as the “non-voting sponsor investors” throughout this prospectus, have expressed an interest to indirectly purchase, through the purchase of non-voting interests, an aggregate of [•] private placement warrants at a price of $1.00 per warrant ($ [•] in the aggregate) in a private placement that will close simultaneously with the closing of this offering. Subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue non-voting shares at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor.
The non-voting sponsor investors have expressed to us an interest in purchasing up to a maximum of an aggregate of approximately [•] million of the units in this offering at the offering price (assuming the exercise in full of the underwriters’ over-allotment option), or up to a maximum of [•]% of this offering. None of the non-voting sponsor investors has expressed to us an interest in purchasing more than 9.9% of the units to be sold in this offering. There can be no assurance that the non-voting sponsor investors will acquire any units, either directly or indirectly, in this offering, or as to the amount of the units the non-voting sponsor investors will retain, if any, prior to or upon the consummation of our initial business combination. Because these expressions of interest are not binding agreements or commitments to purchase, non-voting sponsor investors may determine to purchase a fewer number of units in this offering, or none at all. Depending on how many units are purchased by the non-voting sponsor investors, the post-offering trading volume, volatility and liquidity of our securities may be reduced relative to what they would have been had the units been more widely offered and sold to other public investors. We do not expect any purchase of units by the non-voting sponsor investors to negatively impact our ability to meet Nasdaq listing eligibility requirements. In addition, the underwriters have full discretion to allocate the units to investors and may determine to sell a fewer number of units to the non-voting sponsor investors, or none at all, and the purchase of the non-voting interests is not contingent upon the participation in this offering or vice-versa. The underwriters will receive the same upfront discounts and commissions and deferred underwriting commissions on units purchased by the non-voting sponsor investors, if any, as it will on the other units sold to the public in this offering. In addition, none of the non-voting sponsor investors has any obligation to vote any of their public shares in favor of our initial business combination. Nevertheless, the non-voting sponsor investors will be incentivized to vote any of their public shares in favor of a business combination due to their indirect ownership through the sponsor of [•] founder shares and [•] private placement warrants. For a discussion of certain additional arrangements with the non-voting sponsor investors, see “Summary — The Offering — Expressions of Interest.”
Prior to this offering, our sponsor purchased an aggregate of 5,750,000 Class B ordinary shares for an aggregate of $25,000, up to 750,000 of which will be surrendered to us for no consideration after the closing of this offering depending on the extent to which the underwriters’ over-allotment option is exercised, which will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination, or earlier at the option of the holders thereof on a one-for-one basis, subject to the adjustments described herein. Because our sponsor acquired the Class B ordinary shares at a nominal price, our public shareholders will incur an immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the warrants included in the units. Further, the Class A ordinary shares issuable in connection with the conversion of the Class B ordinary shares may result in material dilution to our public shareholders due to the anti-dilution rights of our Class B ordinary shares that may result in an issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. Prior to the closing of our initial business combination, only holders of our Class B ordinary shares (i) will have the right to vote to appoint and remove directors prior to or in connection with the completion of our initial business combination and (ii) will be entitled to vote on continuing our company in a jurisdiction outside the British Virgin Islands (including any resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the British Virgin Islands. On any other matters submitted to a vote of our shareholders prior to or in connection with the completion of our initial business combination, holders of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law. Upon consummation of this offering or thereafter, we will repay up to $300,000 in loans made to us by our sponsor to cover offering-related and organizational expenses. In the event that following this offering we obtain working capital loans from our sponsor to finance transaction costs related to our initial business combination, up to $1,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Additionally, our insiders, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying and investigation potential target businesses, performing business due diligence on suitable target businesses and business combinations. There is no limit on the amount of out-of-pocket

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
expenses reimbursable by us provided, however, to the extent such expenses exceed the available proceeds not deposited in the trust account such expenses would not be reimbursed by us unless we consummate an initial business combination. As a result, there may be actual or potential material conflicts of interest between members of our management team, our sponsor and its affiliates on one hand, and purchasers in this offering on the other. See “Summary — Sponsor Information”, “Summary — The Offering — Founder Shares”, “Summary — The Offering — Transfer Restrictions on Founder Shares”, and “Summary — The Offering — Founder Shares Conversion and Anti-Dilution Rights” and “Risk Factors — Risks Relating to our Sponsor and Management Team — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline” for further discussion on our sponsor’s and our affiliates’ securities and compensation.
As more fully discussed in “Management — Conflicts of Interest,” each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities.
Our sponsor, its affiliates, or promoters, non-voting sponsor investors and members of our management team will directly or indirectly own founder shares, ordinary shares, warrants or other instruments, such as shares underlying our private placement warrants, following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. The low price that our sponsor, executive officers and directors (directly or indirectly) paid for the founder shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we are unable to complete our initial business combination within the completion window, or by such earlier liquidation date as our board of directors may approve, the founder shares, shares underlying the private placement warrants and private placement warrants may expire worthless, except to the extent they receive liquidating distributions from assets outside the trust account, which could create an incentive for our sponsor, executive officers and directors to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination. Upon consummation of this offering, we will repay up to $300,000 in loans made to us by our sponsor to cover offering-related and organizational expenses. In the event that following this offering we obtain working capital loans from our sponsor to finance transaction costs related to our initial business combination, up to $1,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of our sponsor. As a result, there may be actual or potential material conflicts of interest between our sponsor and its affiliates on the one hand, and purchasers in this offering on the other hand. See the sections titled “Summary — Sponsor Information”, “Summary — Conflicts of Interest”, “Risk Factors — Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination — Since our sponsor, officers and directors, any other holder of our founder shares, including any non-voting sponsor investors, may lose their entire investment in us if our initial business combination is not completed (other than with respect to public shares they may acquire during or after this offering), a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.” and “Management — Conflicts of Interest” for more information.
We have until the date that is 24 months from the closing of this offering or until such earlier liquidation date as our board of directors may approve, to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination. If we seek shareholder approval for an extension, holders of public shares will be offered an opportunity to redeem their shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein. If we are unable to complete our initial business combination within 24 months from the closing of this offering, or by such earlier liquidation date as our board of directors may approve, we will redeem 100% of the public shares at a per share price,

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein.
Currently, there is no public market for our units, Class A ordinary shares or warrants. We intend to apply to have our units listed on The Nasdaq Global Market, or Nasdaq, under the symbol “APADU,” on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq. We expect the Class A ordinary shares and warrants comprising the units to begin separate trading on the 52nd day following the date of this prospectus unless Cantor Fitzgerald & Co., the representative of the underwriters, informs us of its decision to allow earlier separate trading, subject to our satisfaction of certain conditions as described further herein. Once the securities comprising the units begin separate trading, we expect that the Class A ordinary shares and warrants will be listed on Nasdaq under the symbols “APAD” and “APADW”, respectively.
As a British Virgin Islands company with no material operations of our own, we conduct our operations through our principal executive office in Hong Kong and our sponsor and its affiliate(s) as well as our Chief Executive Officer, Chief Financial Officer and Chairman, Mr. Claudius Tsang are located in or have significant ties to the People’s Republic of China, Macau and/or Hong Kong (collectively, the “PRC” or “China”). We are a blank check company incorporated for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Because we are based in Hong Kong, we face various legal and operational risks and uncertainties associated with doing business in China that are described in further detail below. In addition, although we do not have any specific business combination under consideration and we have not, directly or indirectly, had any substantive discussions with respect to such a transaction, we may pursue or consummate an initial business combination with a company located or doing business in the PRC. If our target company is a PRC company, the combined company may face various legal and operational risks and uncertainties after the business combination, including, without limitation, regulatory review of overseas listing of PRC companies, restrictions on foreign ownership in certain industries, regulatory changes in the variable interest entity (the “VIE”) structure, including the validity and enforcement of the agreements in connection with such a VIE structure, if our target company is required to use such VIE structure. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard, or if our PRC target company fails to comply with their rules and regulations. Further, if the PRC target company uses a VIE structure, we will be subject to certain legal and operational risks associated with VIE’s operations in the PRC. Specifically, if the Chinese regulatory authorities disallows the VIE structure in the future, it will likely result in a material change in our financial performance and our results of operations and/or the value of our securities post business combination with a PRC target, which could cause the value of our securities to significantly decline or become worthless.
PRC laws and regulations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations or the combined company’s principal operations in China, significant depreciation of the value of our or the combined company’s securities, or a complete hindrance of our or the combined company’s ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, make or accept foreign investments or list on a U.S. stock exchange. The PRC government has published policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect us or our potential business combination with a PRC operating business and the business, financial condition, and results of operations of the combined company. The PRC government also initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the target company’s daily business operation or the ability to accept foreign investments and list on an U.S. or other foreign exchange. For example, according to the New Measures for Cybersecurity Review (the “New Measures”) effective on February 15, 2022, network platform operators with personal information of more than one million users must apply for cybersecurity review to the Cyber Security Review Office when they go public abroad, and accordingly these companies may not be willing to list on a U.S. stock exchange or enter into a definitive business combination agreement with us. We face risks associated with

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
regulatory approvals of the proposed business combination between us and the target, offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data privacy. The PRC government may also intervene with or influence our or the combined company’s operations as the government deems appropriate to further regulatory, political and societal goals. Any such action, once taken by the PRC government, could result in a material change in our operations, including our search for a target business, and make it more difficult and costly for us to consummate a business combination with a target business operating in China, result in material changes in the combined company’s post-combination operations and cause the value of our securities or those of the combined company’s securities to significantly decline, or in extreme cases, become worthless or completely hinder our ability or the ability of the combined company to offer or continue to offer securities to investors. For a detailed description of risks associated with acquiring a company that does business in China, see “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” on page [102].
If we consummate our initial business combination with a PRC target company, we may operate in the PRC primarily through our PRC subsidiaries. We may also adopt a series of contractual arrangements with the VIEs in the PRC, in which case (i) the VIEs will be PRC based operations companies and our PRC subsidiaries will be shell companies and (ii) investors in our securities will not and may never directly own equity interest in the VIEs but will instead hold equity interest in a holding company of our PRC subsidiaries. Under the VIE arrangement, the dividends or other distributions to be paid by our PRC subsidiaries to their overseas holding company will depend on such PRC subsidiaries’ entitlement to substantially all of the economic benefits of the VIEs, which are typically in the form of services fees or license fees payable by the VIEs to our PRC subsidiaries under various VIE agreements. Such contractual arrangements may not be as effective as direct ownership in respect of our relationship with the VIE and we may be adversely affected if we experience difficulties in settling the amounts owed to our PRC subsidiaries by the VIEs. All of these contractual arrangements may be governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements may be resolved in court or through arbitration in China. However, the legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. As at the date of this prospectus, there are very few precedents and little official guidance as to how contractual arrangements should be interpreted or enforced under PRC law. The contractual arrangements have not been tested in a court of law in the PRC and there remain significant uncertainties regarding the ultimate outcome of arbitration or court decisions should legal action become necessary. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — If the PRC government deems that the contractual arrangements in relation to the potential PRC target company, and the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page [103] for further information.
We have no operations of our own. To date, we have not pursued an initial business combination and there have not been any capital contributions or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions. Although we do not have any specific business combination under consideration and we have not (nor has anyone on our behalf), directly or indirectly, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction, our initial business combination target company may include a company based in the PRC. If our organizational structure expands, or if we decide to consummate our initial business combination with a target business based in and primarily operating in the PRC, the combined company, whose securities will be listed on a U.S. stock exchange, may make capital contributions or extend loans to its PRC subsidiaries through intermediate holding companies subject to compliance with relevant PRC foreign exchange control regulations.
Our company’s ability to pay dividends, if any, to the shareholders and to service any debt it may incur will depend upon dividends paid by its PRC subsidiaries. Under PRC laws and regulations, PRC companies are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to offshore entities. In particular, under the current PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under Chinese accounting standards and regulations, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made.
Current PRC regulations permit a potential PRC target company’s indirect PRC subsidiaries to pay dividends to an overseas subsidiary, for example, a subsidiary located in Hong Kong, only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
In addition, each of the target’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. As a result, PRC subsidiaries may not have sufficient distributable profits to pay dividends to the combined company. Furthermore, each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.
The PRC government also imposes controls on the conversion of the Renminbi (“RMB”), the legal currency of the PRC, into foreign currencies and the remittance of currencies out of the PRC. Our initial business combination target may be a PRC company with substantially all of its revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands post business combination, we may not be able to pay dividends in foreign currencies to our security-holders. Furthermore, if our or our target’s subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.
Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10.0%.
The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control regulations prevent the PRC subsidiaries of the combined company from obtaining sufficient foreign currencies to satisfy their foreign currency demands, the PRC subsidiaries of the combined company may not be able to pay dividends or repay loans in foreign currencies to their offshore intermediary holding companies and ultimately to the combined company. We cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that the PRC subsidiaries of the combined company will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China,” “Cash-Flow Structure of a Company Based in China poses additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors” and “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination” However, the funds held in our trust account are not held in China, they are held in U.S. dollars in the United States with Continental Stock Transfer & Trust Company and therefore shareholder redemption rights would not be impacted.
Currently, we are a single entity and do not make any internal cash transfers. However, if our organizational structure expands, or if we acquire a PRC target company which does not require a VIE structure, we may transfer funds to the PRC target company through an increase in the registered capital of or a shareholder loan to the PRC target company. The PRC target company may in turn make distributions or pay dividends to us. If we acquire a PRC target company which requires a VIE structure, the post-combination entity may rely on payments made from the VIE to a wholly foreign-owned enterprise (the “WFOE”) and subsequently the WFOE distributes funds to the post-combination entity as dividends, and cash to the PRC target company could be transferred through our organization in the manner as follows: (i) the holding company may transfer funds to WFOE, via additional capital contributions or shareholder loans, as the case may be; and (ii) the WFOE may provide loans to the PRC target company, subject to statutory limits and restrictions. If our organizational structure expands, or if we acquire a company based in China, to the extent that we or the combined company in the future seeks to fund the business through distributions, dividends, or transfers of funds among and between the holding company and subsidiaries,

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
any such transfer of funds within and among the subsidiaries will be subject to PRC regulations. Specifically, investment in Chinese companies is governed by the PRC Foreign Investment Law, the dividends and distributions from a PRC subsidiary are subject to regulations and restrictions on dividends and payments to parties outside of China, and any transfer of funds among the PRC subsidiaries is subject to regulations on private lending and must be permitted thereunder. Additionally, the PRC government may impose controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. In order for the combined company to pay dividends to its stockholders, the combined company will rely on payments made from the PRC subsidiaries of the combined company and the distribution of such payments to the combined company as dividends from the PRC subsidiaries of the combined company. The dividends and distributions from a PRC subsidiary will be subject to regulations and restrictions on dividends and payments to parties outside of China and the combined company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its subsidiaries, if any. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Governmental control of currency conversion may affect the value of your investment” on page [120]. Regardless of whether we have a VIE structure or direct ownership structure post-business combination, we may depend on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. Although statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, if our operating company in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
As at the date of this prospectus, we have not made any dividends or distributions to our shareholders or any U.S. investors and we have not made any cash transfers as we are a blank check company with no subsidiary. For a detailed description of risks associated with the cash transfers, see “Potential Legal and Operational Risks Associated with Acquiring a Company that does Business in China” on page [148] and “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” under the subheadings “Cash-Flow Structure of a Company Based in China poses additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors” on page [104] and “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination” on page [105].
Due to (i) the risks of doing business in the PRC, and (ii) our sponsor and its affiliate(s) as well as our Chief Executive Officer, Chief Financial Officer and Chairman, Mr. Claudius Tsang are located in or have significant ties to PRC, we may be a less attractive partner to non-PRC based target companies as compared to a non-PRC based special purpose acquisition company which may therefore make it harder for us to complete an initial business combination with a target company that is non-PRC based and which may therefore make it more likely for us to consummate a business combination with a target company located in the PRC. To date, we have not pursued an initial business combination and there have not been any capital contribution or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions. For a detailed description of risks associated with acquiring a company that does business in China, see “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” on page [102].
On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures supersede prior rules and clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year comes from PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that (a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and (c) whose such overseas securities offering or listing shall be completed before

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas has been recognized by the State Council of the PRC as a possible threat to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as the obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and the obligation after offering or listing overseas to report to the CSRC material events including a change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.
We believe we are not required to obtain permissions or approvals from any PRC government authorities, including the CSRC or the Cyberspace Administration of China, or any other government entity, to issue our securities to foreign investors and to list on a U.S. exchange or operate our business. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or any other PRC governmental authorities. However, if we do not maintain applicable permissions or approvals, if we inadvertently concluded erroneously that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, and we are denied permission and/or approvals, the relevant PRC government agencies could subject us to a stringent approval process from the relevant government entities in connection with this offering, continued listing on a U.S. exchange, the potential business combination, the issuance of shares or the maintenance of our status as a publicly listed company outside China, and the post business combination entity’s PRC operations if our business combination target is a PRC target company. We may also be subject to registration with the CSRC following this offering pursuant to the Trial Measures. It is uncertain when and whether we will be required to obtain permission from the PRC government to continue to list on a U.S. exchange in the future and offer our securities to foreign investors. If we do not maintain applicable permissions or approvals, if we inadvertently erroneously concluded that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, including pursuant to the Trial Measures, and we are denied permission and/or approvals from Chinese authorities to list on U.S. exchanges or offer our securities to foreign investors, we may not be able to continue listing on a U.S. exchange or be subject to other severe consequences, which would materially affect the interest of the investors. In addition, any changes in PRC law, regulations, or interpretations may severely affect our operations after this offering. The use of the term “operate” and “operations” includes the process of searching for a target business and conducting related activities. To that extent, we may not be able to conduct the process of searching for a potential target company in China.
Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), the United States Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in (1) mainland China of the PRC because of a position taken by one or more authorities in mainland China and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol (“SOP”) with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. Pursuant to the SOP, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether the applicable parties, including governmental agencies, will fully comply with the framework. Depending on the implementation of the SOP, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China, then China-based companies will be delisted pursuant to the HFCA Act despite the SOP. Therefore, there is no assurance that the SOP could give relief to China-based companies against the delisting risk from the application of the HFCAA or the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”).
On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On December 29, 2022, the AHFCAA was signed into law to amend the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Furthermore, notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor of a PRC target company because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause the securities of the combined company to be delisted from the stock exchange.
The HFCAA requires that, every year, the SEC identify any public companies (“Commission-Identified Issuers” or “CIIs”) that file annual reports with financial statements audited by an auditor located in a foreign jurisdiction where the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by a foreign authority (a “PCAOB-identified jurisdiction”). Under the amended HFCAA, once a company is identified as a CII for two consecutive years, the SEC must apply certain trading prohibitions to that CII’s securities. In addition, all CIIs are listed on the SEC website at www.sec.gov/HFCAA, and each CII must provide certain disclosures to investors and the SEC for each year it is identified as a CII. For foreign issuers that are CIIs, the required disclosures include the percentage of shares owned by foreign government entities, whether government entities in the foreign jurisdiction control the issuer, identification of all Chinese Communist Party (“CCP”) officials who are on the board of the issuer or the operating entity for the issuer, and whether the issuer’s articles of incorporation contain any “charter” of the CCP. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.
Our auditor, WWC, P.C. (“WWC”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is a firm headquartered in California and registered with the PCAOB. WWC is subject to laws in the United States pursuant to which the PCAOB conducts regular inspection to assess our auditor’s compliance with the applicable professional standards. As a SPAC, our current business activities only involve preparation of this offering and will involve searching for targets and consummation of a business combination following this offering. WWC has access to our books and records maintained virtually prior to the consummation of a business combination.
In the event that we decide to consummate our initial business combination with a target business based in or primarily operating in China, if there is any regulatory change which prohibits the independent accountants from providing audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB expands the scope of the Determination Report so that the target company or the combined company is subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. This could limit or restrict our access to the U.S. capital markets and the trading of our securities on a national securities exchange or in the over-the-counter trading market in the U.S. may be prohibited and our securities may be delisted by such exchange under the HFCAA. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was signed into law, requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The AHFCAA also clarified that any foreign authority impeding PCAOB inspections or investigations can trigger the provisions of the act. If the combined company’s auditor cannot be inspected by the PCAOB for two consecutive years, the trading of the securities on any U.S. national securities exchanges as well as any over-the-counter trading in the U.S. will be prohibited and our securities may be delisted by such exchange. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq would delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections” on page [125].
We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 55 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
No offer or invitation, whether directly or indirectly, is being or may be made to the public in the British Virgin Islands to subscribe for any of our securities.
	Per Unit	Total
Public offering price(1)	$10.00	$200,000,000
Underwriting discounts and commissions	$0.55	$12,100,000
Proceeds, before expenses, to us	$9.45	$187,900,000

(1)
Includes $0.20 per unit (excluding any units sold pursuant to the underwriters’ option to purchase additional units), or $4,000,000 in the aggregate (whether or not the underwriters’ option to purchase additional units is exercised), payable to Cantor, Fitzgerald & Co. upon the closing of this offering. Also includes $0.35 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.55 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $7,000,000 in the aggregate or up to $8,650,000 in the aggregate if the underwriters’ over-allotment option is exercised in full, payable to Cantor Fitzgerald & Co. for deferred underwriting commissions to be deposited into a U.S. based trust account and released to Cantor Fitzgerald & Co. for its own account only upon the completion of an initial business combination. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.

Of the proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, $201.0 million, or $231.15 million if the underwriters’ overallotment option is exercised in full ($10.05 per unit in either case), will be placed into a U.S.-based trust account with Continental Stock Transfer & Trust Company acting as trustee.
The following table illustrates the difference between the public offering price per unit and our net tangible book value per share (NTBV), as adjusted to give effect to this offering and assuming the redemption of our public shares at varying levels and the exercise in full and no exercise of the over-allotment option. See section entitled “Dilution” for more information.
As of September 30, 2024
Offering Price of $10.00 per Unit	25% of Maximum Redemption		50% of Maximum Redemption		75% of Maximum Redemption		Maximum Redemption
NTBV	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
	Assuming Full Exercise of Over-Allotment Option
$7.78	$7.21	$2.79	$6.26	$3.74	$4.36	$5.64	$(1.32)	$11.32
	Assuming No Exercise of Over-Allotment Option
$7.79	$7.23	$2.77	$6.28	$3.72	$4.40	$5.60	$(1.25)	$11.25
Our sponsor and members of our management team will directly or indirectly own our securities following this offering, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Additionally, each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. As a result, there may be actual or potential material conflicts of interest between our sponsor and its affiliates on one hand, and purchasers in this offering on the other. See the sections titled “Summary — Conflicts of Interest”, “Proposed Business — Sourcing of Potential Business Combination Targets” and “Management — Conflicts of Interest” for more information.
The underwriters are offering the units for sale on a firm commitment basis. The underwriters expect to deliver the units to the purchasers on or about [•], 2024
Sole Book-Running Manager
Cantor
           , 2024

We are responsible for the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from or inconsistent with that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
Trademarks
This prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

SUMMARY
This summary only highlights the more detailed information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.
Unless otherwise stated in this prospectus or the context otherwise requires, references to:
•
“amended and restated memorandum and articles of association” are to our memorandum and articles of association to be in effect upon completion of this offering;

•
“affiliate” are to a corporation, limited liability company, or other entity that controls, is controlled by, or is under common control with our company or any of our company’s subsidiaries;

•
“BVI” are to the British Virgin Islands

•
“we,” “us,” “company” or “our company” are to A Paradise Acquisition Corp., a British Virgin Islands business company with limited liability;

•
“our securities” are to the securities of our company or our combined company, as the context requires;

•
“Cantor” are to Cantor Fitzgerald & Co.;

•
“Companies Act” and the “Insolvency Act” are to the BVI Business Companies Act, 2004 and the Insolvency Act, 2003 of the British Virgin Islands, respectively, and in each case as amended;

•
“completion window” are to (i) the period ending on the date that is 24 months from the closing of this offering, or such earlier liquidation date as our board of directors may approve, in which we must complete an initial business combination or (ii) such other time period in which we must complete an initial business combination pursuant to an amendment to our amended and restated memorandum and articles of association. Our shareholders can also vote at any time to amend our amended and restated memorandum and articles of association to modify the amount of time we will have to complete an initial business combination, in which case our public shareholders will be offered an opportunity to redeem their public shares;

•
“founder shares” are to Class B ordinary shares, with no par value, initially purchased by our sponsor in a private placement prior to this offering and the Class A ordinary shares that will be issued upon the automatic conversion of the Class B ordinary shares at the time of our initial business combination or earlier at the option of the holders thereof as described herein (for the avoidance of doubt, such Class A ordinary shares will not be “public shares”);

•
“initial shareholders” are to our sponsor and any other holders of our founder shares immediately prior to this offering;

•
“letter agreement” are to the letter agreement by and among our company, our sponsor and our officers and directors, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part;

•
“Investment Company Act” are to the Investment Company Act of 1940, as amended;

•
“management” or our “management team” are to our officers and directors;

•
“managing member(s)” means holder(s) of class A voting share(s) of our sponsor;

•
“non-voting member(s)” means holder(s) of shares of our sponsor except class A voting share(s), which shall include but not limited to non-voting sponsor investors;

•
“non-voting sponsor investors” means [•] institutional investors (none of which are affiliated with any member of our management, other members of our sponsor or any other investor) that have expressed an interest to purchase (i) up to a maximum of an aggregate of approximately [•] million of the units in this offering (assuming the exercise in full of the underwriters’ over-allotment option) at the offering price and (ii) indirectly, through the purchase of non-voting interests an aggregate of [•] private placement warrants at a price of $1.00 per warrant ($ [•] in the aggregate); subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue non-voting shares at a nominal purchase price to the non-voting sponsor investors at the closing of this offering reflecting interests in an aggregate of [•] founder shares held by the sponsor. None of the non-voting sponsor investors has expressed to us an interest in purchasing more than 9.9% of the units to be sold in this offering;
•
“ordinary shares” are to our Class A ordinary shares and our Class B ordinary shares;

•
“public shares” are to Class A ordinary shares sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

•
“public shareholders” are to the holders of our public shares, including our initial shareholders, management team, any advisors and any non-voting sponsor investors to the extent our initial shareholders, members of our management team, any non-voting sponsor investors and/or advisors purchase public shares, provided that the each initial shareholder’s, member of our management team’s, advisor’s and any non-voting sponsor investors’ status as a “public shareholder” will only exist with respect to such public shares;

•
“public warrants” are to the warrants sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

•
“private placement warrants” are to the warrants issued to our sponsor and Cantor Fitzgerald & Co. in a private placement simultaneously with the closing of this offering;

•
“sponsor” is to A SPAC IV (Holdings) Corp., British Virgin Islands business company which was formed to invest in our company, as further discussed under “Sponsor Information”, below; and

•
“warrants” are to our public warrants and private placement warrants.

All references in this prospectus to shares of A Paradise Acquisition Corp. being forfeited shall take effect as surrenders for no consideration of such shares as a matter of the British Virgin Islands law. Any conversion of the Class B ordinary shares described in this prospectus will take effect as a redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of the British Virgin Island law.
Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.
Our Company
We are a blank check company incorporated in the British Virgin Islands as a business company with limited liability and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We may pursue an initial business combination in any business or industry. There is no restriction on the geographic location for our target search, and it is our intent to pursue targets globally. Although there is no restriction or limitation on what industry our target operates in, it is our intention to pursue prospective targets that are in the leisure and entertainment sector, which we believe have an optimistic growth trajectory. However, we are not required to complete our initial business combination with a business in these industries and, as a result, we may pursue a business combination outside of these industries.
Business Strategy
We will seek to capitalize on the experience and networks of the members of our management team: Mr. Claudius Tsang, Mr. Ashley Bancroft, Mr. Nathan Pau and Ms. Tracy Hui Yin Choi to identify, evaluate and acquire a target business. Our management team consists of professionals who have significant experience in both public and private companies. Members of our management also have experience in sourcing and evaluating potential investment opportunities as well as deal negotiation, corporate finance, business operation and management. We have developed a proprietary network of relationships with business leaders, investors and intermediaries that we believe can generate deal flow for us. However, our management team’s past performance is not an assurance that we will be able to identify an appropriate candidate for our initial business combination or achieve success with respect to the business combination we intend to consummate.
We may pursue an initial business combination in any business or industry. If we elect to pursue an investment outside of our management team’s expertise, our management and director’s experience may not be directly applicable to its evaluation of the target company, and the information contained in this prospectus regarding that industry might not be relevant to an understanding of the business that we elect to acquire. Despite the competitive advantages we believe we have, we remain subject to significant competition with respect to identifying and executing an acquisition transaction. Furthermore, none of our directors or management team is obligated to remain with the company after an acquisition transaction, and we cannot provide assurance that the resignation or retention of our current directors or management will be a term or condition in any agreement relating to an acquisition transaction.
Our Founder’s Experience
We are led by Mr. Claudius Tsang, who led Model Performance Acquisition Corp (“MPAC”), A SPAC I Acquisition Corp (“ASCA”), A SPAC II Acquisition Corp (“ASCB”) and JVSPAC Acquisition Corp (“JVSA”).
In March 2021, Mr. Claudius Tsang commenced his tenure as CEO and Chairman of Model Performance Acquisition Corp. (ticker symbol: “MPAC”), a Special Purpose Acquisition Company (“SPAC”) incorporated for the purposes of effecting a business combination. MPAC completed its initial public offering in April 2021, generating aggregate proceeds of $57,500,000. On August 6, 2021, MPAC entered into a definitive agreement with Multimetaverse Inc. (ticker symbol: “MMV”), at a valuation of $300 million. MMV is an animation and entertainment company based in China. The definitive agreement did not impose a minimum cash requirement.
In connection with the business combination, MPAC shareholders with an aggregate shareholding of 2,033,867 MPAC Class A Ordinary Shares exercised their right to redeem for cash. MMV also raised US$4.5 million from PIPE investors, which, together with the proceeds from non-redeeming MPAC shareholders, amounted to approximately US$6.7 million in gross proceeds. Upon consummation of the business combination, MPAC changed its name to “MULTIMETAVERSE HOLDINGS LIMITED.” The shares of the combined company began trading on January 5, 2023, on Nasdaq Global Market under the new ticker symbol “MMV”.
Mr. Claudius Tsang was also a co-founding director of A SPAC I Acquisition Corp. (ticker symbol: “ASCA”), a SPAC incorporated in July 2020 for the purposes of effecting a business combination. Mr. Tsang served as the chief financial officer, chairman and chief executive officer of ASCA. ASCA completed its initial public offering on February 17, 2022, generating gross proceeds of $60,000,000. On February 15, 2023, ASCA entered into a definitive agreement with NewGenIVF Limited (ticker symbol: “NIVF”), an assisted reproductive services (“ARS”) provider in Asia Pacific. The definitive agreement did not impose a minimum cash requirement. On April 3, 2024, ASCA completed its initial business combination with NewGenIVF Limited (Nasdaq: NIVF) at a valuation of $50 million. NIVF is an assisted reproductive services (“ARS”) provider in Asia Pacific. In connection with the business combination, ASCA shareholders with an aggregate shareholding of 1,862,085 ASCA Class A Ordinary Shares exercised their right to redeem for cash. NIVF and ASCA also signed a securities purchase agreement on February 29, 2024, pursuant to which NIVF has agreed to issue and sell to JAK Opportunities VI LLC (“JAK”), an aggregate of up to $3,500,000 principal amount of convertible notes, consisting of two tranches (x) an initial tranche of up to $1,750,000 and including an original issue discount of up to aggregate $122,500, and (y) subsequent tranches of an aggregate principal amount of up to $1,750,000, including an original issue discount of up to aggregate $122,500. The initial tranche raised from JAK, together with the proceeds from non-redeeming ASCA shareholders, amounted to approximately US$2.5 million in gross proceeds. Upon the consummation of the business combination, ASCA changed its name to “NewGenIvf Group Limited.” (ticker symbol: “NIVF”). The shares of the combined company began trading on April 4, 2024, on Nasdaq Global Market under the new ticker symbol “NIVF”.

JVSA (Nasdaq: JVSA) signed a merger agreement on April 8, 2024 with Hotel101 Global Ptd. Ltd, a hotel prop-tech operator, at a valuation of $2.3 billion.
Mr. Tsang also contributed to the organization of A SPAC II Acquisition Corp (Nasdaq: ASCB), which is currently seeking to effect a business combination with prospective targets in the high-growth industries that apply cutting-edge technologies, such as proptech and fintech (the “New Economy Sectors”), with a preference for companies that promote ESG principles as well as an enterprise value of $800 million to $2 billion. ASCB initially had until August 5, 2022 or 15 months from its initial public offering to complete a business combination. On August 1, 2023, at its extraordinary general meeting of the shareholders, ASCB’s shareholders approved a proposal to amend and restate ASCB’s amended and restated memorandum and articles of association to, among other things, allow ASCB to extend the date by which it had to complete a business combination to August 5, 2024, or up to 27 months from its initial public offering. On July 23, 2024, ASCB held its extraordinary general meeting of the shareholders at which the shareholders voted on the proposal to amend and restate its amended and restated memorandum and articles of association to allow ASCB to extend the date by which it has to consummate a business combination from August 5, 2024 to August 5, 2025. As of the date of this prospectus, ASCB is in search of business combination targets and has approximately $[•] million remaining in the Trust Account. ASCB has not identified a target business, and it intends to pursue prospective targets in the New Economy sector with a preference for companies that promote ESG principles. This may present a partial overlap with our prospective target industry, which will initially be leisure and entertainment sector, as these industries may apply certain advanced technology, presenting a conflict of interest. Moreover, both ASCB and our company may consider opportunities outside of the initial focus industry, further increasing the potential for conflicts. Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to ASCB, and will therefore present any potential target businesses to it prior to presenting them to us.
Mr. Tsang also contributed to the organization of A SPAC III Acquisition Corp (Nasdaq: ASPC), which is currently seeking to effect a business combination with prospective targets. ASPC has not identified a target business, and it intends to pursue prospective targets that are in the Environmental, Sustainability and Governance (ESG) and material technology sector with an enterprise value between $100,0000,000 and $600,000,000. This presents a partial overlap with our prospective target industry, which will initially focus on the leisure and entertainment sector, as certain targets within these industries may share characteristics, objectives, or strategic alignments with targets within ASPC’s initial industry target. For example, some leisure and entertainment targets may have an ESG mandate, which could potentially create a conflict of interest. Moreover, both ASPC and our company may consider opportunities outside of the initial focus industry, further increasing the potential for conflicts. Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to ASPC, and will therefore present any potential target businesses to it prior to presenting them to us.
Mr. Tsang has also served as the Director and Chief Executive Officer of A SPAC (HK) Acquisition Corp, a SPAC incorporated for the purposes of effecting a business combination, since February 2022 and March 2022, respectively. A SPAC (HK) Acquisition Corp has discontinued its listing process and there is no intention to further pursue the listing.
We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other SPACs and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Such competition may reduce the number of potential acquisition targets available to us and negatively impact the acquisition terms that we are able to negotiate. For additional information, see “Risk Factors — Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the fund in the trust account that are available for distribution to public shareholders and our warrants will expire worthless.” on page [58].

Our Management Team
Mr. Claudius Tsang has served as our Chief Executive Officer, Chief Financial Officer and Chairman since November 2022. Mr. Tsang has over 20 years of experience in capital markets, with a strong track record of success in private equity, M&A transactions, and PIPE investments. Since 2022, Mr. Tsang has been the non-executive director of Unity Group Holdings International Limited (SEHK:1539), a publicly listed investment company engages in the leasing and trading of energy-saving products in Hong Kong. In 2022, Unity Group faced financial challenges and implemented a scheme of arrangement to restructure its debt. Following a series of restructuring actions completed in June 2023, Unity Group is solvent with a positive shareholders’ equity and has resumed normal business operation. During his 15-year career at Templeton from 2005 to 2007 and from 2008 to 2020, Mr. Tsang served in various positions, including Co-head of Private Equity (North Asia) at Templeton Asset Management Limited and a Partner of Templeton Private Equity Partners, Partner, Senior Executive Director, and Vice President. Mr. Tsang was responsible for the overall investment, management, and operations activities of Templeton Private Equity Partners in North Asia. His role encompassed overseeing the analysis and evaluation of opportunities for strategic equity investments in Asia. From July 2007 to May 2008, Mr. Tsang joined Lehman Brothers, where he managed private equity projects in Hong Kong, China, Taiwan and the United States. Mr. Tsang served as the Chief Executive Officer and Chairman of Model Performance Acquisition Corp. from March 2021 and July 2021 respectively, until it closed its business combination with MultiMetaVerse Inc. in January 2023. He has served, since September 2021, as the Chief Executive Officer, and since July 2024, as the Chief Financial Officer and Chairman of A SPAC III Acquisition Corp. He previously served as the Chief Executive Officer and in June 2021 became the Chief Financial Officer of JVSPAC Acquisition Corp. Mr. Tsang has served, from April 2021, as the Chief Executive Officer, and from July 2021, as the Chairman and Chief Financial Officer of A SPAC I Acquisition Corp, until it closed its business combination with NewGenIvf Group Limited in April 2024. He has served as the Chief Financial Officer of A SPAC II Acquisition Corp since July 2021 and as the Director and Chief Executive Officer of A SPAC (HK) Acquisition Corp since February 2022 and March 2022, respectively. From February 2024 to July 2024, Mr. Tsang served as a director of International Media Acquisition Corp. Mr. Tsang served as a director of the CFA Society of Hong Kong from 2013 to 2019. Mr. Tsang obtained a postgraduate certificate in sustainable business from the University of Cambridge in 2023, a Master of Business Administration from the University of Chicago Booth School of Business in 2017, a bachelor’s degree in law from Tsinghua University in 2005, and a bachelor’s degree in engineering from the Chinese University of Hong Kong in 1998. Mr. Tsang is also a CFA charter holder and a Certified ESG Analyst (CESGA) certification holder. We believe that Mr. Tsang is qualified to serve on our board of directors based on his experience and expertise.
Mr. Ashley Bancroft will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Mr. Bancroft is a practising Chartered Accountant and since September 2019 he has served as a Partner of H&Hendricks LLP in London, United Kingdom. He is responsible for developing client partnerships, advising on the transformation and positioning of businesses and assisting in the preparation of business models, business plans, and investment memorandums. Since July 2019, Mr. Bancroft has also served as an Interim Finance Director/Advisory Board Member of JAJA Capital Ltd, a family office based in the Isle of Man, where he is advises on strategy, financial management and governance for portfolio company investments. Mr. Bancroft has served multiple roles at ICTS (UK) Limited, including Managing Director, UK & Ireland and Financial Director, UK & Ireland from 2015 to 2019 and 2011 to 2014, respectively. He previously served as Interim Head of Finance, UK & Ireland in 2010, and Finance Manager, UK & Ireland from 2008 to 2010. From 2005 to 2008, he served as Group Accountant/Interim Financial Controller at WSP Global Inc in London, United Kingdom. Mr. Bancroft obtained a Master of Business Administration from the University of Chicago Booth School of Business in 2017, and Postgraduate Diploma in Strategy & Innovation (PGDip) from Saïd Business School, University of Oxford in 2015. He is a Chartered Director and Fellow at the Institute of Directors (CDir) since 2019, an Associate of the Institute of Chartered Accountants in England & Wales (ACA) since 2018, an Associate Member of the Association of Corporate Treasurers (AMCT) since 2012, and a Fellow of the Association of Chartered Certified Accountants (FCCA) since 2008. We believe that Mr. Bancroft is qualified to serve on our board of directors based on his extensive background in financial management and strategic advisory roles.

Mr. Nathan Pau will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Since March 2023, Mr. Pau has served as Senior Financial & System Accountant at Sigma Healthcare Limited in Melbourne, Australia. He is responsible for preparing and reviewing of statutory financial statements, balance sheet reconciliations, and facilitating month end processes. From May 2022 to March 2023, he served as Audit Manager at Deloitte Touche Tohmatsu in Melbourne, Australia. During his tenure, he was involved in leading and managing engagements, project budgeting and planning, and servicing clients from various industries such as healthcare, education service providers, hospitality, agriculture and manufacturing. He previously served as Audit Manager at Deloitte Touch Tohmatsu in Hong Kong from April 2018 to May 2022. From January 2016 to March 2018, Mr. Pau has served as Audit Senior (II) at Crowe (HK) CPA Limited. From June 2014 to October 2015, Mr. Pau has served as Audit associate (II) at Vision A.S. CPA Limited. He obtained a Bachelor of Commerce from Deakin University in Melbourne, Australia, in 2013. He is a qualified CPA and member of CPA Australia since 2014. We believe that Mr. Pau is qualified to serve on our board of directors based on his experience in financial accounting, auditing and management.
Ms. Tracy Hui Yin Choi will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Since January 2019, Ms. Choi has served as Senior Financial Auditor (Financial Compliance) for LA Care Health Plan. She is responsible for leading financial audits for contracted health plans and medical providers and overseeing compliance and monitoring performance of plan partners and contracted medical groups. She previously served as Senior Financial Analyst (MPSS) at LA Care Health Plan from December 2017 to January 2019, where she managed the recording and reconciliation of MCLA and supplemental benefits revenue from the State, and delivered financial analysis for executive review. Ms. Choi served as Senior Accountant in multiple firms, including Apex System Inc. in 2017, Blue Shield of California affiliated Care 1st Health Plan from 2013 to 2017, and Grant Thornton from 2010 to 2012. She obtained a Master of Science in Health Care Administration from California University of East Bay in 2023, and a Bachelor of Business Administration (Honors) in Accountancy at the Hong Kong Polytechnic University in 2008. She has been a Certified Public Accountant on the California Board of Accountants since 2021. We believe that Ms. Choi is qualified to serve on our board of directors based on her expertise in the financial audit and analysis space, having served in senior roles at various firms.
Past performance of our management team or their affiliates is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we will be able to identify a suitable candidate for our initial business combination. You should not rely on the historical performance record of our management team or their affiliates as indicative of our future performance. Our officers and directors may have conflicts of interest with other entities to which they owe fiduciary or contractual obligations with respect to initial business combination opportunities. For a list of our officers and directors and entities for which a conflict of interest may or does exist between such persons and us, please refer to the table and subsequent explanatory paragraph under “Management — Conflicts of Interest.”
We believe our management team have the skills and experience to identify, evaluate and consummate a business combination and is positioned to assist businesses we acquire. However, our management team’s network and investing and operating experience do not guarantee a successful initial business combination. The members of our management team are not required to devote any amount of time to our business and are concurrently involved with other businesses. There is no guarantee that our current officers and directors will continue in their respective roles, or in any other role, after our initial business combination, and their expertise may only be of benefit to us until our initial business combination is completed.
Acquisition Criteria
We have identified the following general criteria and guidelines that we believe are important in evaluating prospective targets. We will use these criteria and guidelines in evaluating acquisition opportunities, but we may decide to enter into our initial business combination with a target business that does not meet these criteria and guidelines. Qualities we look for in identifying SPAC merger companies include but are not limited to the following:
Strong Management.   We are looking for proven management with a track record of executing and growing platforms who can credibly operate within public markets.

Advantages to being a public company.   We intend to seek companies that would benefit from being part of the public capital markets. Such benefits could include greater, more efficient access to equity or debt capital, a currency to better execute a consolidation or roll-up strategy and a public stock to better attract and retain employees.
Competitive advantage.   We intend to look for companies whose products and services are defensible and afford a differentiation solution to customers.
These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. We may decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines.
Acquisition Process
In evaluating a prospective target business, we expect to conduct a due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as applicable, as well as a review of financial, operational, legal and other information about the target and its industry which will be made available to us. If we determine to move forward with a particular target, we will proceed to structure and negotiate the terms of the business combination transaction.
The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of, and negotiation with, a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds available for us to use to complete another business combination.
Initial Business Combination
We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the private placement warrants, the proceeds of the sale of our shares in connection with our initial business combination (including pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, other securities issuances, or a combination of the foregoing. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.
We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer. If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under British Virgin Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of at least a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement.
We have until the date that is 24 months from the closing of this offering or until such earlier liquidation date as our board of directors may approve, to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination. If we seek shareholder approval for an extension, holders of public shares will be offered an opportunity to redeem their shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein.
If we are unable to complete our initial business combination within 24 months from the closing of this offering and do not hold a shareholder vote to amend our amended and restated memorandum and articles of association to extend the amount of time we will have to consummate an initial business combination, or by such earlier liquidation date as our board of directors may approve, from the closing of this offering, we will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein. We expect the pro rata redemption price to be approximately $10.05 per public share (regardless of whether or not the underwriters exercise their over-allotment option), without taking into account any interest or other income earned on such funds. In certain circumstances, our public shareholders may receive less than $10.05 per share on the redemption of their shares. See “Risk Factors — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.05 per share” and other risk factors described in this “Risk Factors” section. However, we cannot assure you that we will in fact be able to distribute such amounts as a result of claims of creditors, which may take priority over the claims of our public shareholders.
If we do not complete our initial business combination within the completion window, while we do not currently intend to seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the amount of time we will have to consummate an initial business combination, we may elect to do so in the future. There is no limit on the number of extensions that we may seek. If we determine not to or are unable to extend the time period to consummate our initial business combination or fail to obtain shareholder approval to extend the completion window, our sponsor’s investment in our founder shares, shares underlying private placement warrants and our private placement warrants will be worthless, except to the extent they receive liquidating distributions from assets outside the trust account. Additionally, we will repay up to $300,000 in loans made to us by our sponsor to cover offering-related and organizational expenses. We will repay any loans which may be made by our sponsor or an affiliate of our sponsor or certain of our directors and officers to finance transaction costs in connection with an intended initial business combination; up to $1,500,000 of such loans may be convertible into private placement warrants at a price of $1.00 per warrant at the option of the lender. Following the consummation of this offering, we will also reimburse our sponsor, directors or officers, or our or any of their respective affiliates for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination.
Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account). Our board of directors will make the determination as to the fair market value of our initial business combination. We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers, non-voting sponsor investors or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. A target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity. In the event we seek to complete our initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent accounting firm or independent investment banking firm that commonly renders valuation opinions that our initial business combination is fair to our shareholders from a financial point of view. We are not required to obtain such an opinion in any other context. If no opinion is obtained, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view and our shareholders will be relying on the business judgment of our board of directors, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. Such standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination. While we consider it likely that our board of directors will be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target’s assets or prospects. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors.
We anticipate structuring our initial business combination so that the post transaction company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post transaction company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses. If our securities are not then listed on the Nasdaq for whatever reason, we would no longer be required to meet the foregoing 80% of net asset test.
Members of our management team and our independent directors will directly or indirectly own founder shares and/or private placement warrants following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. The low price that our sponsor, executive officers and directors (directly or indirectly) paid for the founder shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we are unable to complete our initial business combination within the completion window, or by such earlier liquidation date as our board of directors may approve, the founder shares and private placement warrants may expire worthless, except to the extent they receive liquidating distributions from assets outside the trust account, which could create an incentive for our sponsor, executive officers and directors to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.
Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which may be suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under British Virgin Islands law. All of our officers currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us. In particular, Mr. Claudius Tsang is the Chief Financial Officer of A SPAC II Acquisition Corp., a special purpose acquisition company that is in search of business combination targets. Because ASCB has not identified a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to ASCB, and will therefore present any potential target businesses to it prior to presenting them to us. Mr. Claudius Tsang is also the director and Chief Financial Officer of JVSPAC Acquisition Corp. On April 8, 2024, JVSA announced that it had entered into an agreement and plan of merger with Hotel101 Global Pte. Ltd and its affiliates, a hotel prop-tech operator. In the event that JVSA is unable to consummate the business combination with HOTEL 101 and needs to identify a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to JVSA, and will therefore present any potential target businesses to it prior to presenting them to us. Mr. Claudius Tsang is also the Chief Executive Officer, Chief Financial Officer and Chairman of A SPAC III Acquisition Corp. (“ASPC”), a special purpose acquisition company that is in search of business combination targets. Because ASPC has not identified a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential business targets to ASPC and will therefore present any potential target businesses to it prior to presenting them to us. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete our initial business combination.
In addition, our sponsor, officers and directors are, and may sponsor or form or become sponsors, officers or directors of other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they are involved or may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination.
To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.
On or prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.
Legal and Operational Risks Associated with being based in China
PRC laws and regulations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations or the combined company’s principal operations in China, significant depreciation of the value of our or the combined company’s securities, or a complete hindrance of our or the combined company’s ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, make or accept foreign investments or list on a U.S. stock exchange. The PRC government has published policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect us or our potential business combination with a PRC operating business and the business, financial condition, and results of operations of the combined company. The PRC government also initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on us or the PRC target company’s daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. For example, according to the New Measures for Cybersecurity Review (the “New Measures”) effective on February 15, 2022, network platform operators with personal information of more than one million users must apply for cybersecurity review to the Cyber Security Review Office when they go public abroad, and accordingly these companies may not be willing to list on a U.S. stock exchange or enter into a definitive business combination agreement with us. We currently face risks associated with regulatory approvals of the proposed business combination between us and any potential target with business or presence in the PRC, offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data privacy. The PRC government may also intervene with or influence our or the combined company’s operations as the government deems appropriate to further regulatory, political and societal goals. Any such action, once taken by the PRC government, could result in a material change in our operations, including our search for a target business, and make it more difficult and costly for us to consummate a business combination with a target business operating in China, result in material changes in the combined company’s post-combination operations and cause the value of our securities or those of the combined company’s securities to significantly decline, or in extreme cases, become worthless or completely hinder our ability or the ability of the combined company to offer or continue to offer securities to investors. For a detailed description of risks associated with acquiring a company that does business in China, see “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” on page [102].
If we consummate our initial business combination with a PRC target company, we may operate in the PRC primarily through our PRC subsidiaries. We may also adopt a series of contractual arrangements with the VIEs in the PRC, in which case (i) the VIEs will be PRC based operations companies and our PRC subsidiaries will be shell companies and (ii) investors in our securities will not and may never directly own equity interest in the VIEs but will instead hold equity interest in a holding company of our PRC subsidiaries. Under the VIE arrangement, the dividends or other distributions to be paid by our PRC subsidiaries to their overseas holding company will depend on such PRC subsidiaries’ entitlement to substantially all of the economic benefits of the VIEs, which are typically in the form of services fees or license fees payable by the VIEs to our PRC subsidiaries under various VIE agreements. Such contractual arrangements may not be as effective as direct ownership in respect of our relationship with the VIE and we may be adversely affected if we experience difficulties in settling the amounts owed to our PRC subsidiaries by the VIEs. All of these contractual arrangements may be governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements may be resolved in court or through arbitration in China. However, the legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. As at the date of this prospectus, there are very few precedents and little official guidance as to how contractual arrangements should be interpreted or enforced under PRC law. The contractual arrangements have not been tested in a court of law in the PRC and there remain significant uncertainties regarding the ultimate outcome of arbitration or court decisions should legal action become necessary. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — If the PRC government deems that the contractual arrangements in relation to the potential PRC target company, and the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page [103] for further information.
Currently, we are a single entity and do not make any internal cash transfers. However, if our organizational structure expands, or if we acquire a PRC target company which does not require a VIE structure, we may transfer funds to the PRC target company through an increase in the registered capital of or a shareholder loan to the PRC target company. The PRC target company may in turn make distributions or pay dividends to us. If we acquire a PRC target company which requires a VIE structure, the post-combination entity may rely on payments made from the VIE to a wholly foreign-owned enterprise (the “WFOE”) and subsequently the WFOE distributes funds to the post-combination entity as dividends, and cash to the PRC target company could be transferred through our organization in the manner as follows: (i) the holding company may transfer funds to WFOE, via additional capital contributions or shareholder loans, as the case may be; and (ii) the WFOE may provide loans to the PRC target company, subject to statutory limits and restrictions. If our organizational structure expands, or if we acquire a company based in China, to the extent that we or the combined company in the future seeks to fund the business through distributions, dividends, or transfers of funds among and between the holding company and subsidiaries, any such transfer of funds within and among the subsidiaries will be subject to PRC regulations. Specifically, investment in Chinese companies is governed by the PRC Foreign Investment Law, the dividends and distributions from a PRC subsidiary are subject to regulations and restrictions on dividends and payments to parties outside of China, and any transfer of funds among the PRC subsidiaries is subject to regulations on private lending and must be permitted thereunder. Additionally, the PRC government may impose controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. In order for the combined company to pay dividends to its stockholders, the combined company will rely on payments made from the PRC subsidiaries of the combined company and the distribution of such payments to the combined company as dividends from the PRC subsidiaries of the combined company. The dividends and distributions from a PRC subsidiary will be subject to regulations and restrictions on dividends and payments to parties outside of China and the combined company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its subsidiaries, if any. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Governmental control of currency conversion may affect the value of your investment” on page [120].
Regardless of whether we have a VIE structure or direct ownership structure post-business combination, we may depend on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. As at the date of this prospectus, we have not made any dividends or distributions to our shareholders or any U.S. investors and we have not made any cash transfers as we are a blank check company with no subsidiary. Due to (i) the risks of doing business in the PRC, and (ii) our sponsor and its affiliate(s) as well as our Chief Executive Officer, Chief Financial Officer and Chairman, Mr. Claudius Tsang are located in or have significant ties to PRC, we may be a less attractive partner to non-PRC based target companies as compared to a non-PRC based special purpose acquisition company which may therefore make it harder for us to complete an initial business combination with a target company that is non-PRC based and which may therefore make it more likely for us to consummate a business combination with a target company located in the PRC. To date, we have not pursued an initial business combination and there have not been any capital contribution or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions. For a detailed description of risks associated with acquiring a company that does business in China, see “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” on page [102].
For a detailed description of risks associated with the cash transfers, see “Potential Legal and Operational Risks Associated with Acquiring a Company that does Business in China” on page [148] and “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” under the subheadings “Cash-Flow Structure of a Company Based in China poses additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors” on page [104] and “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination” on page [105]. To date, we have not pursued an initial business combination and there have not been any capital contribution or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions.
On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the

“Trial Measures”), which took effect on March 31, 2023. The Trial Measures supersede prior rules and clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year comes from PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that (a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and (c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas has been recognized by the State Council of the PRC as a possible threat to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as the obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and the obligation after offering or listing overseas to report to the CSRC material events including a change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.
We believe we are not required to obtain permissions or approvals from any PRC government authorities, including the CSRC or the Cyberspace Administration of China, or any other government entity, to issue our securities to foreign investors and to list on a U.S. exchange or operate our business. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or any other PRC governmental authorities. However, if we do not maintain applicable permissions or approvals, if we inadvertently erroneously concluded that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, and we are denied permission and/or approvals, the relevant PRC government agencies could subject us to a stringent approval process from the relevant government entities in connection with this offering, continued listing on a U.S. exchange, the potential business combination, the issuance of shares or the maintenance of our status as a publicly listed company outside China, and the post business combination entity’s PRC operations if our business combination target is a PRC target company. We may also be subject to registration with the CSRC following this offering pursuant to the Trial Measures. It is uncertain when and whether we will be required to obtain permission from the PRC government to continue to list on a U.S. exchange in the future and offer our securities to foreign investors. If we do not maintain applicable permissions or approvals, if we inadvertently erroneously concluded that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, including pursuant to the Trial Measures, and we are denied permission and/or approvals from Chinese authorities to list on U.S. exchanges or offer our securities to foreign investors, we may not be able to continue listing on a U.S. exchange or be subject to other severe consequences, which would materially affect the interest of the investors. In addition, any changes in PRC law, regulations, or interpretations may severely affect our operations after this offering. The use of the term “operate” and “operations” includes the process of searching for a target business and conducting related activities. To that extent, we may not be able to conduct the process of searching for a potential target company in China.
For a detailed description of risks associated with the cash transfers, see “Potential Legal and Operational Risks Associated with Acquiring a Company that does Business in China” on page [148] and “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in

China” under the subheadings “Cash-Flow Structure of a Company Based in China poses additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors” on page [104] and “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination” on page [105]. To date, we have not pursued an initial business combination and there have not been any capital contribution or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions.
Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), the United States Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in (1) mainland China of the PRC because of a position taken by one or more authorities in mainland China and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol (“SOP”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. Pursuant to the SOP, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether the applicable parties, including governmental agencies, will fully comply with the framework. Depending on the implementation of the SOP, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China, then China-based companies will be delisted pursuant to the HFCA Act despite the SOP. Therefore, there is no assurance that the SOP could give relief to China-based companies against the delisting risk from the application of the HFCAA or the AHFCAA. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On December 29, 2022, the AHFCAA was signed into law to amend the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Therefore, there is no assurance that the SOP could give relief to China-based companies against the delisting risk from the application of the HFCAA or the AHFCAA.
The HFCAA requires that, every year, the SEC identify any public companies (“Commission-Identified Issuers” or “CIIs”) that file annual reports with financial statements audited by an auditor located in a foreign jurisdiction where the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by a foreign authority (a “PCAOB-identified jurisdiction”). Under the amended HFCAA, once a company is identified as a CII for two consecutive years, the SEC must apply certain trading prohibitions to that CII’s securities. In addition, all CIIs are listed on the SEC website at www.sec.gov/HFCAA, and each CII must provide certain disclosures to investors and the SEC for each year it is identified as a CII. For foreign issuers that are CIIs, the required disclosures include the percentage of shares owned by foreign government entities, whether government entities in the foreign jurisdiction control the issuer, identification of all Chinese Communist Party (“CCP”) officials who are on the board of the issuer or the operating entity for the issuer, and whether the issuer’s articles of incorporation contain any “charter” of the CCP. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.
Our independent accountant, WWC, P.C. (“WWC”), is a United States accounting firm based in California and is subject to regular inspection by the PCAOB. WWC was not identified in the Determination Report as a firm subject to the PCAOB’s determinations. As a SPAC, our current business activities only involve preparation of this offering and will involve searching for targets and consummation of a business combination following this offering.

In the event that we decide to consummate our initial business combination with a target business based in or primarily operating in China, if there is any regulatory change which prohibits the independent accountants from providing audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB expands the scope of the Determination Report so that the target company or the combined company is subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. This could limit or restrict our access to the U.S. capital markets and the trading of our securities on a national securities exchange or in the over-the-counter trading market in the U.S. may be prohibited and our securities may be delisted by such exchange under the HFCAA. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) was signed into law, requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The AHFCAA also clarified that any foreign authority impeding PCAOB inspections or investigations can trigger the provisions of the act. If the combined company’s auditor cannot be inspected by the PCAOB for two consecutive years, the trading of the securities on any U.S. national securities exchanges as well as any over-the-counter trading in the U.S. will be prohibited and our securities may be delisted by such exchange. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq would delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections” on page [125].
Potential Additional Financings
We may need to obtain additional financing to complete our initial business combination, either because the transaction requires more cash than is available from the proceeds held in our trust account or because we become obligated to redeem a significant number of our public shares upon completion of the business combination, in which case we may issue additional securities or incur debt in connection with such business combination. If we raise additional funds through equity or convertible debt issuances, our public shareholders may suffer significant dilution and these securities could have rights that rank senior to our public shares. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to our equity securities and could contain covenants that restrict our operations. Further, as described above, due to the anti-dilution rights of our founder shares, our public shareholders may incur material dilution. In addition, we intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of this offering and the sale of the private placement warrants, and, as a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemptions by public shareholders, we may be required to seek additional financing to complete such proposed initial business combination. We may also obtain financing prior to the closing of our initial business combination to fund our working capital needs and transaction costs in connection with our search for and completion of our initial business combination. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of this offering. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
Sponsor Information
Our sponsor is a British Virgin Islands limited liability company, which was formed to invest in our company. Although our sponsor is permitted to undertake any activities permitted under applicable laws of the British Virgin Islands, our sponsor’s business is focused on investing in our company. Claudius Tsang, our Chief Executive Officer, Chief Financial Officer and Chairman, is the beneficial shareholder of our sponsor. Claudius Tsang is the sole director of A SPAC IV (Holdings) Corp. and holds voting and investment discretion with respect to the ordinary shares held of record by the sponsor. As of the date of this prospectus, other than Claudius Tsang, no other person has voting and investment discretion with respect to the ordinary shares held of record by the sponsor. None of our officers or directors have received any cash compensation for services rendered to us. However, our Sponsor intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent directors, at the consummation of an initial business combination. Additionally, as of the date of this Prospectus, each of Serena Shie and Qiong Ye holds an indirect interest in [•] and [•] founder shares, respectively, through membership interest in our sponsor. Other than Claudius Tsang, none of the other members of our sponsor will have the right to control the sponsor or participate in any decision regarding the disposal of any security held by the sponsor, or otherwise.
Additionally, subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor. Non-voting sponsor investors will have no right to control the sponsor or participate in any decision regarding the disposal of any security held by the sponsor, or otherwise.
The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates:

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
A SPAC IV (Holdings) Corp.	5,750,000 Class B Ordinary Shares(1)(3)	$25,000
	5,100,000 Private Placement Warrants to be purchased simultaneously with the closing of this offering(2)	$5,100,000
	Up to $300,000	Repayment of loans made to us to cover offering related and organizational expenses.
	Up to $1,500,000 in working capital loans, which loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant	Working capital loans to finance transaction costs in connection with an initial business combination
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination
Holders of Class B ordinary shares	Anti-dilution protection upon conversion into Class A ordinary shares at a greater than one-to-one ratio	Issuance of the Class A ordinary shares issuable in connection with the conversion of the founder shares on a greater than one-to-one basis upon conversion
A SPAC IV (Holdings) Corp., our officers, directors, or our or their affiliates	Finder’s fees, advisory fees, consulting fees or success fees	Any services in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account

(1)
Of the Class B Ordinary Shares, the non-voting sponsor investors own, indirectly through the purchase of non-voting interests, an aggregate of [•] Class B Ordinary Shares, which were purchased for $0.004 per share.

(2)
The non-voting sponsor investors have expressed an interest to purchase, indirectly through the purchase of non-voting interests, an aggregate of [•] private placement warrants ($ [•] in the aggregate) at a price of $1.00 per warrant (whether or not the over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering.

(3)
A SPAC IV (Holdings) Corp intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent non-executive directors at the consummation of an initial business combination.

Because our sponsor acquired the founder shares at a nominal price, our public shareholders will incur immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the warrants included in the units. Further, the Class A ordinary shares issuable in connection with the conversion of the founder shares may result in material dilution to our public shareholders due to the anti-dilution rights of our founder shares that may result in an issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. See the sections titled “Risk Factors — Risks Relating to our Sponsor and Management Team — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline” for further discussion on our sponsor’s and our affiliates’ securities and compensation.”

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of (i) all ordinary shares outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private placement warrants issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans). Holders of founder shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for our Class A ordinary shares issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.
Pursuant to a letter agreement to be entered with us, each of our sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and private placement warrants, as summarized in the table below.
Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	The earlier of (A) six months after the completion of our initial business combination or earlier if, subsequent to our initial business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day after our initial business combination and (B) the date following the completion of our initial business combination on which we complete a liquidation, merger, share	A SPAC IV (Holdings) Corp. Claudius Tsang Nathan Pau Ashley Bancroft Tracy Hui Yin Choi	Transfers permitted (a) to our or Cantor’s officers, directors, advisors or consultants, any affiliate or family member of any of our or Cantor’s officers, directors, advisors or consultants, any members or partners of the sponsor or their affiliates and funds and accounts advised by such members or partners, any affiliates of the sponsor, or any employees of such affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
	exchange or other similar transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.		of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement, in connection with an extension of the completion window or in connection with the consummation of a business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) pro rata distributions from our sponsor or Cantor Fitzgerald & Co. to its respective members, partners or shareholders pursuant to our sponsor’s or Cantor’s limited liability company agreement or other charter documents; (g) by virtue of the laws of the British Virgin Islands or our sponsor’s memorandum and articles of association (as my be amended) upon dissolution of our sponsor or upon dissolution of Cantor Fitzgerald & Co., (h) in the event of our liquidation prior to our consummation of our initial business combination; (i) in the event that, subsequent to our consummation of an initial business combination, we complete a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
exchange their Class A ordinary shares for cash, securities or other property or (j) to a nominee or custodian of a person or entity to whom a transfer would be permissible under clauses (a) through (g); provided, however, that in the case of clauses (a) through (g) and clause (j) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements.
Private Placement Warrants	30 days after the completion of our initial business combination	A SPAC IV (Holdings) Corp.	Same as above
Any units, warrants, ordinary shares or any other securities convertible into, or exercisable or exchangeable for, any units, ordinary shares, founder shares or warrants	180 days	A SPAC IV (Holdings) Corp.	The representative in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice, other than in the case of the officers and directors, which shall be with notice. Our sponsor, officers and directors are also subject to separate transfer restrictions on their founder shares and private placement warrants pursuant to the letter agreement described in the immediately preceding paragraphs.
Up to 750,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised. In addition, in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. We may also issue Class A ordinary shares upon conversion of the Class B ordinary shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions as set forth therein.

Corporate Information
Our executive offices are located at The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai Hong Kong, and our telephone number is +852 9258 9728.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates is equal to or exceeds $700 million as of the end of that year’s second fiscal quarter.

THE OFFERING
In making your decision on whether to invest in our securities, you should take into account not only the backgrounds of the members of our management team, but also the special risks we face as a blank check company and the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. You will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section below entitled “Risk Factors.”
Securities offered:
20,000,000 units, at $10.00 per unit, each unit consisting of:
•
one Class A ordinary share; and

•
one-half of one redeemable warrant.

Proposed Nasdaq symbols:
Units: “APADU”
Class A Ordinary Shares: “APAD”
Warrants: “APADW”
Trading commencement and separation of Class A ordinary shares and warrants:
The units are expected to begin trading on or promptly after the date of this prospectus. The Class A ordinary shares and warrants comprising the units will begin separate trading on the 52nd day following the date of this prospectus unless Cantor Fitzgerald & Co. informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below. Once the Class A ordinary shares and warrants commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into Class A ordinary shares and warrants. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant.
Separate trading of the Class A ordinary shares and warrants is prohibited until we have filed a Current Report on
Form 8-K:
In no event will the Class A ordinary shares and warrants be traded separately until we have filed with the SEC a Current Report on Form 8-K which includes an audited balance sheet reflecting our receipt of the gross proceeds at the closing of this offering. We will file the Current Report on Form 8-K promptly after the closing of this offering. If the over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated information to reflect the exercise of the over-allotment option.
Units:
Number outstanding before this offering
0

Number outstanding after this offering(1)
20,000,000
Ordinary shares:
Number outstanding before this offering(2)
5,750,000
Number outstanding after this offering(3)(4)
25,000,000
Warrants:
Number of private placement warrants to be sold in a private placement simultaneously with this offering
7,100,000
Number of warrants to be outstanding after this offering and the private placement(5)
17,100,000
Exercisability:
Each whole warrant offered in this offering is exercisable to purchase one Class A ordinary share. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.
We have structured each unit to contain one-half of one warrant, with each whole warrant exercisable for one Class A ordinary share, as compared to units issued by some other similar special purpose acquisition companies which contain whole warrants exercisable for one share, in order to reduce the dilutive effect of the warrants upon completion of a business combination as compared to units that each contain a whole warrant to purchase one share, thus making us, we believe, a more attractive business combination partner for target businesses.
Exercise price:
$11.50 per share, subject to adjustments as described herein. In addition, if (x) we issue additional class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founder shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances

(1)
Assumes no exercise of the underwriters’ over-allotment option.

(2)
Includes up to 750,000 founder shares that will be surrendered to us for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised.

(3)
Comprised of 20,000,000 Class A ordinary shares included in the units to be sold in this offering and 5,000,000 Class B ordinary shares (or founder shares). Founder shares are currently classified as Class B ordinary shares, which shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment as described below adjacent to the caption “Summary — The Offering — Founder shares conversion and anti-dilution rights.”

(4)
Assumes surrender of all 750,000 founder shares. Up to 750,000 founder shares will be surrendered to us for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised.

(5)
Comprised of 10,000,000 public warrants included in the units to be sold in this offering and 7,100,000 private placement warrants to be sold in the private placement.

represent more than 60% of the total equity proceeds (including from such issuances and this offering), and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $16.50” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
Exercise period:
The warrants will become exercisable 30 days after the completion of our initial business combination, provided that we have an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The warrants will be exercisable until their expiration date of up to five years after the completion of our initial business combination. In order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of our initial business combination, we have agreed that as soon as practicable, after the closing of our initial business combination, but in no event later than 20 business days, we will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement of which this prospectus forms a part or a new registration statement and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use our commercially reasonable efforts to cause the same to become effective within 60 business days following our initial combination, and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement.
The warrants will expire at 5:00 p.m., New York City time, five years after the completion of our initial business combination or earlier upon redemption or liquidation; provided, however, that the private placement warrants issued to Cantor Fitzgerald & Co. will not be exercisable more than five years after the effective date of the registration statement of which this prospectus forms a part in accordance with FINRA Rule 5110(g)(8). On the exercise of any warrant, the warrant exercise price will be paid directly to us and not placed in the trust account.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00
We may redeem the outstanding warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

•
if, and only if, the last reported sale price (the “closing price”) of our Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities — Warrants — Public Warrants — Redemption Procedures — Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period commencing at least 30 days after completion of our initial business combination and ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A Ordinary Shares is available throughout the measurement period. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such Ordinary Shares under the blue sky laws of the state of residence in those states in which the warrants were offered by us in this offering.
Founder shares:
On November 9, 2022, we issued to our sponsor 3,737,500 Class B ordinary shares as founder shares for an aggregate purchase price of $25,000, or approximately $0.0067 per share. On October 2, 2024, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for 5,750,000 founder shares, and subsequently 3,737,500 of the founder shares were repurchased by the Company for an aggregate purchase price of $25,000.
Subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor. Our sponsor intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent directors, at the consummation of an initial business combination.
Prior to the initial investment in the company of $25,000 by the sponsor, the company had no assets, tangible or intangible. The per share price of the founder shares was determined by dividing the amount of cash contributed to the company by the number of founder shares issued. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 23,000,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent 20% of the outstanding shares after this offering. Our public shareholders may incur material dilution due to such anti-dilution adjustments that result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. Up to 750,000 of the founder shares may be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is not exercised.
If we increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, we will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by our initial shareholders, on an as-converted basis, at 20% of our issued and outstanding ordinary shares upon the consummation of this offering. Any conversion of Class B ordinary shares described herein will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of British Virgin Islands law.
The founder shares are identical to the Class A ordinary shares included in the units being sold in this offering, except that:
•
prior to the closing of our initial business combination, only holders of our Class B ordinary shares have the right to vote on the appointment or removal of directors and on continuing the company in a jurisdiction outside the British Virgin Islands (as further described herein), prior to the consummation of our initial business combination;

•
the founder shares are subject to certain transfer restrictions, as described in more detail below;

•
the founder shares are entitled to registration rights;

•
the founder shares are automatically convertible into our Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, as described below adjacent to the caption “Summary — The Offering — Founder shares conversion and anti-dilution rights”;
•
our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (i) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination; and (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination; and

•
the non-voting sponsor investors are not granted any shareholder or other rights in addition to those afforded to our other public shareholders, and will only be issued non-voting shares in the sponsor, with no right to control the sponsor or vote or dispose of any securities held by the sponsor, including the founder shares and the private placement warrants held by the sponsor. The non-voting sponsor investors are not required to (i) hold any units, Class A ordinary shares or public warrants they may purchase in this offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of our initial business combination. The non-voting sponsor investors will have the same rights to the funds held in the trust account with respect to the Class A ordinary shares underlying the units they may purchase in this offering as the rights afforded to our other public shareholders. However, if the non-voting sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-voting sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares as further discussed in this prospectus.
The shares held by the members of the sponsor are divided into three classes: (i) Class A voting shares with, inter alia, distribution right to the founder shares, (iii) Class B non-voting shares with, inter alia, distribution right to the founder shares, and (iii) Class C non-voting shares with only distribution right to the private placement warrants. All members of the sponsor, including the managing member of our sponsor, and any non-voting sponsor investor that may join the sponsor concurrently with this offering, will hold classes A, B and/or C representing their proportional and respective distribution right(s) to the founder shares and private placement warrants, respectively. Pursuant to an agreement of all members of the sponsor, the management and control of the sponsor is vested exclusively with the managing member without any voting, veto, consent or other participation rights by any non-voting members of our sponsor regardless of their ownership. All matters will require submission to the affirmative vote of the managing member of our sponsor who holds Class A voting shares, without regard to any non-voting members of our sponsor who only hold Class B and/or C non-voting shares. As a result, non-voting sponsor investors will have no right to control the sponsor, or participate in any decision regarding the disposal of any security held by the sponsor, or otherwise.
Transfer restrictions on founder shares:
Our initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) six months after the completion of our initial business combination or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances as described herein under “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants.” Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up.
Notwithstanding the foregoing, if (1) the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination or (2) if we consummate a transaction after our initial business combination which results in our shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the lock-up.

Except in certain limited circumstances, no member of the sponsor (including the non-voting sponsor investors) may sell, transfer, assign, pledge, mortgage, charge, hypothecate, exchange or otherwise dispose directly or indirectly (a “Transfer”) of, all or any portion of its membership interests in the sponsor. For more information, see “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”.
Founder shares conversion and anti-dilution rights:
The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of (i) all ordinary shares outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private placement warrants issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans). Holders of founder shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for our Class A ordinary shares issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.
Appointment and removal of directors [and continuing the company outside of the British Virgin Islands]; Voting
Rights:
Prior to the consummation of our initial business combination, only holders of our Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing our company in a jurisdiction outside the British Virgin Islands. Holders of our Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of our amended and restated memorandum and articles of association may only be amended by a resolution passed by holders of at least a majority of the total number of ordinary shares of that class that have voted and are entitled to vote thereon.
With respect to any other matter submitted to a vote of our shareholders prior to or in connection with the completion of our initial business combination, including any vote in connection with our initial business combination, except as required by law, holders of the founder shares and holders of our public shares will vote together as a single class, with each share entitling the holder to one vote. If we seek shareholder approval, we will complete our initial business combination only if a majority of the issued and outstanding ordinary shares are voted in favor of the business combination. In such case, pursuant to the terms of a letter agreement entered into with us, our sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination. As a result, in addition to our initial shareholders’ founder shares, we would need 7,500,001 or 37.50%, of the 20,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming all outstanding shares are voted) or 1,250,001 or 6.25%, of the 20,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming only a quorum is present at such meeting held to vote on our initial business combination) in order to have our initial business combination approved, assuming the over-allotment option is not exercised and the parties to the letter agreement do not acquire any Class A ordinary shares. Although we have no knowledge of any affiliation or other agreement or arrangement, as to the voting of our securities or otherwise, among the non-voting sponsor investors, non-voting sponsor investors’ interests in the founder shares may provide them with an incentive to vote any shares they own in favor of a business combination, and make a substantial profit on appreciation of the founder shares, even if the business combination is with a target that ultimately reduces the value of the public shares to a level that is not profitable for other public shareholders. If the non-voting sponsor investors all elect to purchase the full amount of our units described herein and so long as they hold a substantial portion of the units purchased, the sponsor and the non-voting sponsor investors would collectively own a significant number of our shares. Therefore, in the event that the non-voting sponsor investors purchase the full amount of units described herein, continue to hold the shares included in the units and individually decide to vote such shares in favor of our initial business combination, we would not need any additional public shares sold in this offering to be voted in favor of our initial business combination to have our initial business combination approved.
Private placement warrants:
Our sponsor and Cantor Fitzgerald & Co. have committed, pursuant to written agreements, to purchase an aggregate of

7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. Of those 7,100,000 (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), our sponsor has agreed to purchase 5,100,000 warrants (or 5,250,000 private placement warrants if the underwriters’ over-allotment option is exercised in full) and Cantor Fitzgerald & Co. has agreed to purchase 2,000,000 warrants. The private placement warrants will also be worthless if we do not complete our initial business combination. A portion of the purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $201,000,000 (or $231,150,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account. The private placement warrants will be identical to the warrants sold in this offering except that, so long as they are held by our sponsor or its permitted transferees, the private placement warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (ii) will be entitled to registration rights, (iii) with respect to private placement warrants held by Cantor Fitzgerald & Co. and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8), (iv) they will not be redeemable by us, and (v) they may be exercised by the holders on a cashless basis. If we do not complete our initial business combination within the completion window, the private placement warrants will expire worthless. There will be no redemption rights or liquidating distributions from the trust account with respect to the private placement warrants.
The non-voting sponsor investors have indicated an interest to indirectly purchase, through the purchase of non-voting interests, an aggregate of [•] private placement warrants at a price of $1.00 per warrant ($[•] in the aggregate) in a private placement that will close simultaneously with the closing of this offering. Subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor. The non-voting sponsor investors will not be subject to transfer restrictions or a lock-up agreement on any Class A ordinary shares that they may purchase in this offering pursuant to the expressions of interest described below or otherwise.
The private placement warrants to be purchased by Cantor Fitzgerald & Co. or its affiliates are deemed underwriters’ compensation by FINRA pursuant to FINRA Rule 5110.
Except in certain limited circumstances, no member of the sponsor (including the non-voting sponsor investors) may transfer all or any portion of its membership interests in the sponsor. For more information, see “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”.
Transfer restrictions on private placement warrants:
The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination, except as described herein under “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants.”
Proceeds to be held in trust account:
Nasdaq rules provide that at least 90% of the gross proceeds from this offering and the sale of the private placement warrants be deposited in a trust account. Of the net proceeds we will receive from this offering and the sale of the private placement warrants described in this prospectus, $201,000,000, or $231,150,000 if the underwriters’ over-allotment option is exercised in full ($10.05 per unit in either case), will be placed in a U.S. based trust account with Continental Stock Transfer & Trust Company acting as trustee, and initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest-bearing demand deposit account at a bank. The proceeds to be placed in the trust account include $7,000,000 (or up to $8,650,000 if the underwriters’ over-allotment option is exercised in full) in deferred underwriting commissions.
Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our taxes, if any, the proceeds from this offering and the sale of the private placement warrants will not be released from the trust account until the earliest of (i) the completion of our initial business combination, (ii) the redemption of our public shares if we are unable to complete our initial business combination within the completion window, subject to applicable law, or (iii) the redemption of our public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association to (A) modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders.
Ability to extend time to complete business
combination
We have until the date that is 24 months from the closing of this offering or until such earlier liquidation date as our board of directors may approve, to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination. If we seek shareholder approval for an extension, holders of public shares will be offered an opportunity to redeem their shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein.
If we are unable to complete our initial business combination within 24 months from the closing of this offering, or by such earlier liquidation date as our board of directors may approve, we will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein.
Expression of Interest:
The non-voting sponsor investors have expressed to us an interest in purchasing up to a maximum of an aggregate of approximately [•] million of the units in this offering at the offering price (assuming the exercise in full of the underwriters’ over-allotment option), or up to a maximum of [•]% of this offering. None of the non-voting sponsor investors has expressed to us an interest in purchasing more than 9.9% of the units to be sold in this offering. There can be no assurance that the non-voting sponsor investors will acquire any units, either directly or indirectly, in this offering, or as to the amount of the units the non-voting sponsor investors will retain, if any, prior to or upon the consummation of our initial business combination. Because these expressions of interest are not binding agreements or commitments to purchase, non-voting sponsor investors may determine to purchase a fewer number of units in this offering, or none at all. Depending on how many units are purchased by the non-voting sponsor investors, the post-offering trading volume, volatility and liquidity of our securities may be reduced relative to what they would have been had the units been more widely offered and sold to other public investors. We do not expect any purchase of units by the non-voting sponsor investors to negatively impact our ability to meet Nasdaq listing eligibility requirements. In addition, the underwriters have full discretion to allocate the units to investors and may determine to sell a fewer number of units to the non-voting sponsor investors, or none at all, and the purchase of the non-voting interests is not contingent upon the participation in this offering or vice-versa. The underwriter will receive the same upfront discounts and commissions and deferred underwriting commissions on units purchased by the non-voting sponsor investors, if any, as it will on the other units sold to the public in this offering. In addition, none of the non-voting sponsor investors has any obligation to vote any of their public shares in favor of our initial business combination. Nevertheless, the non-voting sponsor investors will be incentivized to vote any of their public shares in favor of a business combination due to their indirect ownership through the sponsor of [•] founder shares and [•] private placement warrants. In the event that the non-voting sponsor investors purchase such units (either in this offering or after) and vote them in favor of our initial business combination, no affirmative votes from other public shareholders would be required to approve our initial business combination. However, because the non-voting sponsor investors are not obligated to continue owning any public shares following the closing of this offering and are not obligated to vote any public shares in favor of our initial business combination, we cannot assure you that any of these non-voting sponsor investors will be public shareholders at the time our shareholders vote on our initial business combination, and, if they are public shareholders, we cannot assure you as to how such non-voting sponsor investors will vote on any business combination. The non-voting sponsor investors are not granted any shareholder or other rights in addition to those afforded to our other public shareholders, and will only be issued membership interests in the sponsor, with no right to control the sponsor or vote or dispose of any securities held by the sponsor, including the founder shares and the private placement warrants held by the sponsor. Further, the non-voting sponsor investors are not required to (i) hold any units, Class A ordinary shares or public warrants they may purchase in this offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of our initial business combination. The non-voting sponsor investors will have the same rights to the funds held in the trust account with respect to the Class A ordinary shares underlying the units they may purchase in this offering as the rights afforded to our other public shareholders. However, if the non-voting sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-voting sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares as further discussed in this prospectus. Any trading decisions made by any of the foregoing entities will be made by them based on market conditions at the time of the proposed sale or redemption. Cantor’s affiliates will not become non-voting sponsor investors or receive any economic or other interest in the sponsor.

Anticipated expenses and funding sources:
Unless and until we complete our initial business combination, no proceeds held in the trust account will be available for our use, except the withdrawal of interest to pay our taxes and/or to redeem our public shares in connection with an amendment to our amended and restated memorandum and articles of association, as described above. The proceeds held in the trust account will initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. Unless and until we complete our initial business combination, we may pay our expenses only from such interest withdrawn from the trust account and
•
the net proceeds of this offering and the sale of the private placement warrants not held in the trust account, which initially will be approximately $1,250,000 in working capital after the payment of approximately $850,000 in expenses relating to this offering; and

•
any loans or additional investments from our sponsor, members of our management team or their affiliates or other third parties, although they are under no obligation to advance funds or invest in us; provided that any such loans will not have any claim on the proceeds held in the trust account unless such proceeds are released to us upon completion of our initial business combination. If the Company completes the initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants, at a price of $1.00 per warrant, at the option of the lender. There is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination.

Conditions to completing our initial business
combination:
Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors will make the determination as to the fair market value of our initial business combination. In the event we seek to complete an initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions or from an independent accounting firm, that such an initial business combination is fair to our shareholders from a financial point of view. We are not required to obtain such an opinion in any other context.
Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors. We will complete our initial business combination only if the post-transaction company in which our public shareholders own shares will own or acquire 50% or more of the outstanding voting securities of the target or is otherwise not required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination.
If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above, provided that in the event that the business combination involves more than one target business, the aggregate value of all of the target businesses will be taken into account for purposes of the 80% fair market value test and we will treat the transactions together as our initial business combination for purposes of seeking shareholder approval or conducting a tender offer, as applicable.
Permitted purchases of public shares and public warrants by our affiliates:
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholders, directors, officers or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, initial shareholders, directors, officers or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. There is no limit on the number of shares our initial shareholders, directors, officers or their affiliates may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. None of the funds held in the trust account will be used to purchase shares or public warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.
We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. See “Proposed Business — Effecting Our Initial Business Combination — Permitted Purchases of Our Securities” for a description of how our sponsor, initial shareholders, directors, officers or any of their affiliates will select which shareholders to purchase securities from in any private transaction. Our sponsor, directors, officers or any of their affiliates will not make any purchases if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.
Additionally, in the event our sponsor, initial shareholders, directors, officers, or their affiliates were to purchase shares or warrants from public shareholders such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, initial shareholders, directors, officers, or their affiliates may purchase shares, rights or warrants from public shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, initial shareholders, directors, officers or their affiliates were to purchase shares or warrants from public shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, initial shareholders, directors, officers, or their affiliates would not be voted in favor of approving the business combination transaction;

•
our sponsor, initial shareholders, directors, officers, or their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•
we would disclose in a Form 8-K, before our security holder meeting to approve the business combination transaction, the following material items:

•
the amount of our securities purchased outside of the redemption offer by our sponsor, initial shareholders, directors, officers, or their affiliates, along with the purchase price;

•
the purpose of the purchases by our sponsor, initial shareholders, directors, officers, or their affiliates;

•
the impact, if any, of the purchases by our sponsor, initial shareholders, directors, officers, or their affiliates on the likelihood that the business combination transaction will be approved;

•
the identities of our security holders who sold to our sponsor, initial shareholders, directors, officers, or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our sponsor, initial shareholders, directors, officers, or their affiliates; and

•
the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Please see “Proposed Business — Permitted Purchases of Our Securities” for a description of how such persons will determine from which shareholders to seek to acquire securities.
The purpose of any such transaction could be to (1) increase the likelihood of obtaining shareholder approval of the business combination, (2) reduce the number of public warrants outstanding and/or increase the likelihood of approval on any matters submitted to the public warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. Please see “Risk Factors — If we seek shareholder approval of our initial business combination, sponsor, initial shareholders, directors, officers, or their affiliates may elect to purchase public shares or warrants, which may influence a vote on a proposed business combination and reduce the public “float” of our securities.”
Other than the arrangements with affiliates as contemplated hereof and the proposed private placements of shares and warrants to the non-voting sponsor investors (whom the Company does not deem as affiliates), as of the date of this Prospectus, the Company will not seek additional financing through issuing further shares/warrants by private placement or issuing debt instruments that may encumber the funds in the trust account prior to the completion of our initial business combination.

Redemption rights for public shareholders upon completion of our initial business combination:
We will provide our public shareholders with the opportunity to redeem, regardless of whether they abstain, vote for, or vote against, our initial business combination, all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein.
The amount in the trust account is initially anticipated to be $10.05 per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. There will be no redemption rights upon the completion of our initial business combination with respect to our warrants. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they may acquire during or after this offering in connection with the completion of our initial business combination. The non-voting sponsor investors are not required to (i) hold any units, Class A ordinary shares or public warrants they may purchase in this offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of our initial business combination. The non-voting sponsor investors will have the same rights to the funds held in the trust account with respect to the Class A ordinary shares underlying the units they may purchase in this offering as the rights afforded to our other public shareholders. However, if the non-voting sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-voting sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares as further discussed in this prospectus.
Manner of conducting redemptions:
We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares, regardless of whether they abstain, vote for, or vote against, our initial business combination upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the initial business combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed initial business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirements. Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company (other than with a 90% subsidiary of ours) and any transactions where we issue more than 20% of our issued and outstanding Class A ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with Nasdaq’s shareholder approval rules.
If shareholder approval of the transaction is required by law or stock exchange listing requirement, or we decide to obtain shareholder approval for business or other legal reasons, we will:
•
conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•
file proxy materials with the SEC.

If we seek shareholder approval, we will complete our initial business combination only if a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination. In such case, pursuant to the terms of a letter agreement entered into with us, our sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote any founder shares held by them and any public shares purchased during or after this offering in favor of our initial business combination. We expect that at the time of any shareholder vote relating to our initial business combination, our sponsor and its permitted transferees will own at least 20% of our issued and outstanding ordinary shares entitled to vote thereon. As a result, in addition to our initial shareholder’s founder shares, we would need only 7,500,001 or 37.50%, of the 20,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming all outstanding shares are voted) or 1,250,001 or 6.25%, of the 20,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming only a quorum is present at such meeting held to vote on our initial business combination) in order to have our initial business combination approved, assuming the over-allotment option is not exercised and the parties to the letter agreement do not acquire any Class A ordinary shares. Although we have no knowledge of any affiliation or other agreement or arrangement, as to the voting of our securities or otherwise, among the non-voting sponsor investors, non-voting sponsor investors’ interests in the founder shares may provide them with an incentive to vote any shares they own in favor of a business combination, and make a substantial profit on appreciation of the founder shares, even if the business combination is with a target that ultimately reduces the value of the public shares to a level that is not profitable for other public shareholders. If the non-voting sponsor investors all elect to purchase the full amount of our units described herein and so long as they hold a substantial portion of the units purchased, the sponsor and the non-voting sponsor investors would collectively own a significant number of our shares. Therefore, in the event that the non-voting sponsor investors purchase the full amount of units described herein, continue to hold the shares included in the units and individually decide to vote such shares in favor of our initial business combination, we would not need any additional public shares sold in this offering to be voted in favor of our initial business combination to have our initial business combination approved. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction.
In addition, prior to the closing of our initial business combination, only holders of our Class B ordinary shares (i) will have the right to vote to appoint and remove directors prior to or in connection with the completion of our initial business combination [and (ii) will be entitled to vote on continuing our company in a jurisdiction outside the British Virgin Islands]. These quorum and voting thresholds, and the voting agreements of our initial shareholders, may make it more likely that we will consummate our initial business combination.
Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or vote against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.
If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:
•
conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

•
file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than the number of shares we are permitted to redeem. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination.
Upon the public announcement of our initial business combination, if we elect to conduct redemptions pursuant to the tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Class A ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming public shareholders, which could delay redemptions and result in additional administrative cost.
If the proposed initial business combination is not approved and we continue to search for a target company, we will promptly return any certificates or shares delivered by public shareholders who elected to redeem their shares.
Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of this offering, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.
Limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering if we hold shareholder vote:
Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering without our prior consent. We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder’s shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination.
Release of funds in trust account on closing of our initial business combination:
On the completion of our initial business combination, the funds held in the trust account will be used to pay amounts due to any public shareholders who exercise their redemption rights as described above under “Redemption rights for public shareholders upon completion of our initial business combination,” to pay the underwriters their deferred underwriting commissions, to pay all or a portion of the consideration payable to the target or owners of the target of our initial business combination and to pay other expenses associated with our initial business combination. If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination, we may use the balance of the cash released to us from the trust account following the closing for general corporate purposes, including for maintenance or expansion of operations of post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.
Redemption of public shares and distribution and liquidation if no initial business combination:
Our amended and restated memorandum and articles of association provide that we will have only the completion window to complete our initial business combination. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our board of directors, liquidate and dissolve, subject in each case to our obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the completion window.
Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from assets outside the trust account. However, if our initial shareholders or management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the completion window.
The underwriters have agreed to waive their rights to their deferred underwriting commission held in the trust account in the event we do not complete our initial business combination within the completion window and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.
Our sponsor, officers and directors have agreed, pursuant to a letter agreement, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares. For example, our board of directors may propose such an amendment if it determines that additional time is necessary to complete our initial business combination. In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal, and in connection therewith, provide our public shareholders with the redemption rights described above upon shareholder approval of such amendment.
Limited payments to insiders:
We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account:
•
Repayment of up to an aggregate of $300,000 in loans made to us by our sponsor to cover offering-related and organizational expenses;

•
Payment of consulting, success or finder fees to our independent directors, or their respective affiliates in connection with the consummation of our initial business combination;

•
We may engage our sponsor or an affiliate of our sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

•
Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination; and

•
Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Audit committee:
We will establish and maintain an audit committee, which will be composed entirely of independent directors as and when required by the rules of Nasdaq and Rule 10A of the Exchange Act. Among its responsibilities, the audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates and monitor compliance with the other terms relating to this offering. If any noncompliance is identified, then the audit committee will be charged with the responsibility to promptly take all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of this offering. For more information, see the section entitled “Management — Committees of the Board of Directors — Audit Committee.”
Conflicts of Interest:
Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities.
Accordingly, subject to his or her fiduciary duties under British Virgin Islands law, if any of our officers or directors becomes aware of an acquisition opportunity which may be suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity.
Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete our initial business combination.

Our sponsor, officers and directors are, and may sponsor or form or become sponsors, officers or directors of other special purpose acquisition companies similar to ours or may pursue business or investment ventures during the period in which we are seeking an initial business combination. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they are involved or may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination.
Our sponsor and members of our management team will directly or indirectly own our securities following this offering, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination, including the fact that they may lose their entire investment in us if our initial business combination is not completed, except to the extent they receive liquidating distributions from assets outside the trust account. Upon the closing of this offering, our sponsor will have invested in us an aggregate of $5,125,000, comprised of the $25,000 purchase price for the founder shares (or approximately $0.004 per share) and the $5,100,000 purchase price for the private placement warrants (or $1.00 per warrant), which may be exercised on a cashless basis. Accordingly, our management team may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares in this offering or if our sponsor were required to pay cash to exercise the private placement warrants, as our sponsor and members of our management team would likely not receive any financial benefit unless we consummated such business combination. These interests of our executive officers and directors may affect the consideration paid, terms, conditions and timing relating to a business combination in a way that conflicts with the interests of our public shareholders.
Additionally, the personal and financial interests of our directors and executive officers may influence their motivation in timely identifying and pursuing an initial business combination or completing our initial business combination. The different timelines of competing business combinations could cause our directors and executive officers to prioritize a different business combination over finding a suitable acquisition target for our business combination. For example, if two targets are being evaluated by our management team, and one is more stable and has a better risk or stability profile for our public shareholders, but may take a longer time to diligence and go through the business combination process, while the other has a less favorable risk or stability profile for our public shareholders, but would be easier, quicker and more certain to guide through the business combination process, our management team may decide to choose what they believe to be the quicker and more certain path despite its less favorable risk or stability profile for our public shareholders, as our management team would likely not receive any financial benefit unless we consummated a business combination. Additionally, if members of our management team form other special purpose acquisition companies similar to ours or pursue other business or investment ventures during the period in which we are seeking an initial business combination, the consideration paid, terms, conditions and timing relating to the business combinations of such other special purpose acquisition companies or ventures, and the level of attention paid to by members of our management team to them versus the level of attention paid to us may conflict in a way that is unfavorable to us. Consequently, our directors’ and executive officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest, which could negatively impact the timing for a business combination.
In addition to the above, our officers and directors are not required to commit any specified amount of time to our affairs, and, accordingly, may have conflicts of interest in allocating management time among various business activities, including selecting a business combination target and monitoring the related due diligence. See “Risk Factors — Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.”
Additionally, our sponsor and executive officers and directors have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the consummation of our initial business combination. Further, our sponsor and executive officers and directors have agreed to waive their redemption rights with respect to any founder shares held by them if we are unable to complete our initial business combination within 24 months from the closing of this offering or by such earlier liquidation date as our board of directors may approve. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares, and the private placement warrants may expire worthless.
With certain limited exceptions, the founder shares purchased by our sponsor for an aggregate of $25,000, will not be transferable, assignable or salable by our sponsor or its permitted transferees until the earlier of (a) six months after the completion of our initial business combination or earlier if, subsequent to our initial business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination or (b) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction after our initial business combination that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the private placement warrants and the Class A ordinary shares underlying such warrants, will not be transferable, assignable or salable by our sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Since our sponsor and executive officers and directors may directly or indirectly own ordinary shares and warrants following this offering, our executive officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination because of their financial interest in completing an initial business combination within 24 months from the closing of this offering or by such earlier liquidation date as our board of directors may approve.
Our insiders, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying and investigation potential target businesses, performing business due diligence on suitable target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.
In the event our sponsor or members of our management team provide loans to us to finance transaction costs in connection with an initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid unless we consummate such business combination.
Similarly, if we agree to pay our sponsor or a member of our management team a finder’s fee, advisory fee, consulting fee or success fee in order to effectuate the completion of our initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as any such fee may not be paid unless we consummate such business combination.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers, non-voting sponsor investors or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. A target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity. In the event we seek to complete our initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent firm that commonly renders valuation opinions, independent accounting firm or independent investment banking firm that our initial business combination is fair to our shareholders from a financial point of view. We are not required to obtain such an opinion in any other context.

Indemnity by the sponsor in the event of liquidation without a business combination
Our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a business combination agreement (except for the Company’s independent registered public accounting firm), reduce the amount of funds in the trust account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.05 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.05 per public share.

SUMMARY FINANCIAL DATA
The following table summarizes the relevant financial data for our business and should be read together with our financial statements, which are included elsewhere in this prospectus. We have not had any significant operations to date, so only balance sheet data is presented.

Balance Sheet Data	Actual	As Adjusted
Working (deficit) capital(1)	$(215,645)	$1,047,172
Total assets(2)	$12,817	$202,047,172
Total liabilities(3)	$215,645	$7,274,765
Value of Class A ordinary shares subject to possible redemption(4)	$—	$201,000,000
Shareholder’s deficit(5)	$(202,828)	$(6,227,593)

Notes:

(1)
The “as adjusted” calculation includes $1,250,000 in cash held outside the trust account, plus $(202,828) of actual shareholder’s deficit as of September 30, 2024.

(2)
The “as adjusted” calculation includes $201,000,000 cash held in trust from the proceeds of this offering and the sale of the private placement warrants, plus $1,250,000 in cash held outside the trust account, plus $(202,828) of actual shareholder’s deficit as of September 30, 2024.

(3)
The “as adjusted” calculation includes $7,000,000 of deferred underwriting commissions assuming the over-allotment option is not exercised.

(4)
The “as adjusted” calculation equals the “as adjusted” total assets, less the “as adjusted” total liabilities, less the “as adjusted” shareholder deficit. The amount represents net proceeds allocated to the public ordinary shares less the allocated transaction costs related to this offering. The ordinary shares that may be redeemed in connection with our initial business combination (approximately $10.05 per share).

(5)
Exclude 20,000,000 Class A ordinary shares purchased in the public market which are subject to redemption in connection with our initial business combination. The “as adjusted” calculation equals the “as adjusted” total assets, less the “as adjusted” total liabilities, less the carrying value of ordinary shares that may be redeemed in connection with our initial business combination.

If no business combination is completed within 24 months from the closing of this offering, the proceeds then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes as well as expenses relating to the administration of the trust account (less up to $100,000 of interest released to us to pay dissolution expenses), will be used to fund the redemption of our public shares. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within such time period.

RISKS
We are a recently incorporated company that has conducted no operations and has generated no revenues. Until we complete our initial business combination, we will have no operations and will generate no operating revenues. In making your decision whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a blank check company. This offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. Accordingly, you will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. Please see “Proposed Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419” for additional information concerning how Rule 419 blank check offerings differ from this offering. You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” in this prospectus.
Summary of Risk Factors
An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:
•
We are a blank check company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

•
Our public shareholders may not be afforded an opportunity to vote on our proposed initial business combination, and even if we hold a vote, (i) holders of our founder shares will participate in such vote, which means we may complete our initial business combination even though a majority of our public shareholders do not support such a combination and (ii) if the non-voting sponsor investors purchase the full amount of the units for which they have expressed an interest and vote in favor of an initial business combination, we may not need any public shares sold to other investors in this offering to be voted in favor of the initial business combination.

•
Your only opportunity to effect your investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your shares from us for cash, unless we seek shareholder approval of the business combination.

•
Our sponsor will control the appointment of our board of directors until consummation of our initial business combination and will hold a substantial interest in us. As a result, it will appoint all of our directors prior to the consummation of our initial business combination and may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

•
If we seek shareholder approval of our initial business combination, our initial shareholders and management team have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.

•
The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

•
The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares and the amount of deferred underwriting compensation may not allow us to complete the most desirable business combination or optimize our capital structure, and may substantially dilute your investment in us.

•
The requirement that we complete our initial business combination within the completion window may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets, in particular as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.

•
If we seek shareholder approval of our initial business combination, our sponsor, initial shareholders, directors, officers, and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our Class A ordinary shares or public warrants.
•
You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

•
Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•
The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline.

•
The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary at such time is substantially less than $10.00 per share.

•
You will not be entitled to protections normally afforded to investors of many other blank check companies.

•
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

•
The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the business operations and/or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

•
Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate in the PRC.

•
Given the Chinese government’s significant oversight and discretion over the search for a target company, the CSRC and other PRC government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. If we seek to enter into a business combination with a PRC target company, additional compliance procedures may be required in connection with future offerings of our securities and our business combination process, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

•
If we become directly subject to the recent scrutiny, criticism and negative publicity involving US-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

•
Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq would delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on us and/or a PRC target company’s business and results of operations we may pursue as an acquisition target in the future.

•
The other risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination
Our public shareholders may not be afforded an opportunity to vote on our proposed initial business combination, and (i) even if we hold a vote, holders of our founder shares will participate in such vote, which means we may complete our initial business combination even though a majority of our public shareholders do not support such a combination and (ii) if the non-voting sponsor investors purchase the full amount of the units for which they have expressed an interest and vote in favor of an initial business combination, we may not need any public shares sold to other investors in this offering to be voted in favor of the initial business combination.
We may choose not to hold a shareholder vote to approve our initial business combination unless the business combination would require shareholder approval under applicable law or stock exchange listing. Except as required by law or Nasdaq rules, the decision as to whether we will seek shareholder approval of a proposed business combination or will allow shareholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval. Even if we seek shareholder approval, the holders of our founder shares will participate in the vote on such approval. If the non-voting sponsor investors purchase the full amount of the units for which they have expressed an interest and vote in favor of an initial business combination, we may not need any public shares sold to other investors in this offering to be voted in favor of the initial business combination. Accordingly, we may complete our initial business combination even if holders of a majority of our ordinary shares do not approve of the business combination we complete. Please see the section entitled “Proposed Business — Shareholders May Not Have the Ability to Approve Our Initial Business Combination” for additional information.
If we seek shareholder approval of our initial business combination, our initial shareholders, officers and directors have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.
Our initial shareholders will own 20% of our issued and outstanding ordinary shares immediately following the completion of this offering (assuming our initial shareholders do not purchase any units in this offering).
Our initial shareholders, officers and directors also may from time to time purchase Class A ordinary shares prior to our initial business combination. If we seek shareholder approval, we will complete our initial business combination only if a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination. In such case, pursuant to the terms of a letter agreement entered into with us, our sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote any founder shares held by them and any public shares purchased during or after this offering in favor of our initial business combination. We expect that at the time of any shareholder vote relating to our initial business combination, our sponsor and its permitted transferees will own at least 20% of our issued and outstanding ordinary shares entitled to vote thereon. As a result, in addition to our initial shareholder’s founder shares, we would need only 7,500,001 or 37.50%, of the 20,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming all outstanding shares are voted) or 1,250,001 or 6.25%, of the 20,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming only a quorum is present at such meeting held to vote on our initial business combination) in order to have our initial business combination approved, assuming the over-allotment option is not exercised and the parties to the letter agreement do not acquire any Class A ordinary shares. Accordingly, if we seek shareholder approval of our initial business combination, the agreement by our initial shareholders and management team to vote in favor of our initial business combination will increase the likelihood that an ordinary resolution will be passed, being the requisite shareholder approval for such initial business combination. Although we have no knowledge of any affiliation or other agreement or arrangement, as to the voting of our securities or otherwise, among the non-voting sponsor investors, non-voting sponsor investors’ interests in the founder shares may provide them with an incentive to vote any shares they own in favor of a business combination, and make a substantial profit on appreciation of the founder shares, even if the business combination is with a target that ultimately reduces the value of the public shares to a level that is not profitable for other public shareholders. If the non-voting sponsor investors all elect to purchase the full amount of our units described herein and so long as they hold a substantial portion of the units purchased, the sponsor and the non-voting sponsor investors would collectively own a significant number of our shares. Therefore, in the event that the non-voting sponsor investors purchase the full amount of units described herein, continue to hold the shares included in the units and individually decide to vote such shares in favor of our initial business combination, we would not need any additional public shares sold in this offering to be voted in favor of our initial business combination to have our initial business combination approved.
Your only opportunity to effect your investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your shares from us for cash.
At the time of your investment in us, you will not be provided with an opportunity to evaluate the specific merits or risks of our initial business combination. Since our board of directors may complete a business combination without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the business combination, unless we seek such shareholder vote. Accordingly, your only opportunity to effect your investment decision regarding our initial business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe our initial business combination. The amount of the deferred underwriting commissions payable to the underwriters will not be adjusted for any shares that are redeemed in connection with an initial business combination. The per share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the deferred underwriting commission and after such redemptions, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay the deferred underwriting commissions.
The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.
We may seek to enter into a business combination transaction agreement with a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. If too many public shareholders exercise their redemption rights, we would not be able to meet such closing condition and, as a result, would not be able to proceed with the business combination. Consequently, if accepting all properly submitted redemption requests would not allow us to satisfy a closing condition, we may not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Prospective targets will be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.
The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares and the amount of deferred underwriting compensation may not allow us to complete the most desirable business combination or optimize our capital structure, and may substantially dilute your investment in us.
At the time we enter into an agreement for our initial business combination, we will not know how many shareholders may exercise their redemption rights, and therefore will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements, or arrange for third party financing. In addition, if a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for third party financing. Raising additional third party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Furthermore, this dilution would increase to the extent that the anti-dilution provision of the Class B ordinary shares results in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares at the time of our initial business combination. In addition, the amount of the deferred underwriting compensation payable to the underwriters will not be adjusted for any shares that are redeemed in connection with an initial business combination. The per share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the deferred underwriting compensation and after such redemptions, the amount held in trust will continue to reflect our obligation to pay the entire deferred underwriting compensation. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure. As a result, our obligations to redeem public shares for which redemption is requested and to pay the deferred underwriting commissions may not allow us to complete the most desirable business combination or optimize our capital structure.
In addition, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Furthermore, this dilution would increase to the extent that the anti-dilution provisions of the Class B ordinary shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares at the time of our business combination. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure and may result in substantial dilution from your purchase of our Class A ordinary shares. The effect of this dilution will be greater for shareholders who do not redeem. The amount of the deferred underwriting compensation payable to the underwriters will not be adjusted for any shares that are redeemed in connection with an initial business combination, which may further dilute your investment. The per-share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the deferred underwriting compensation and after such redemptions, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay the deferred underwriting compensation. We may not be able to generate sufficient value from the completion of our initial business combination in order to overcome the dilutive impact of these and other factors, and, accordingly, you may incur a net loss on your investment. Please see “— Risks Relating to Our Securities — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline.”
The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that our initial business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares
If our initial business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, the probability that our initial business combination would be unsuccessful is increased. If our initial business combination is unsuccessful, you would not receive your pro rata portion of the funds in the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your shares in the open market.
Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by any infectious disease outbreaks and its continued effects and the status of debt and equity markets.
Our search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by any infectious disease outbreak and its continued effects and the status of debt and equity markets. Any significant outbreak of infectious diseases could result in an additional widespread health crisis that could adversely affect the economies and financial markets worldwide, and the business of any potential target business with which we consummate a business combination could be materially and adversely affected by the infectious disease outbreak. Furthermore, we may be unable to complete a business combination if there are any concerns relating to infectious diseases, such as travel restrictions, which can limit the ability to have meetings with potential investors or result in the target company’s personnel, vendors and services providers being unavailable to negotiate and consummate a transaction in a timely manner or even to conduct requisite due diligence. In addition, countries or supranational organizations in our target markets may develop and implement legislation that makes it more difficult or impossible for entities outside such countries or target markets to acquire or otherwise invest in companies or businesses deemed essential or otherwise vital. The extent to which any infectious diseases may impact our search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and new variants of infectious disease and the actions to contain such infectious disease or treat its impact, among others. The treatment or vaccine for any infectious diseases and any potentially emerging variants may be ineffective or underutilized. If the disruptions posed by infectious disease or other matters of global concern continue for an extended period of time, our ability to consummate a business combination, or the operations of a target business with which we ultimately consummate a business combination, may be materially adversely affected. In addition, our ability to consummate a transaction may be dependent on our ability to raise equity and debt financing which may be impacted by the outbreak of any infectious diseases and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.
Finally, the outbreak of any infectious diseases may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
The requirement that we complete our initial business combination within the completion window may give potential target businesses leverage over us in negotiating a business combination and may limit the time we have in which to conduct due diligence on potential business combination targets, in particular as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.
Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination within the completion window. Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation. The length of time it may take us to complete our diligence and negotiate a business combination may reduce the amount of time available for us to ultimately complete an initial business combination should such diligence or negotiations not lead to a consummated initial business combination.
We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering, which may include acting as M&A advisor in connection with an initial business combination or as placement agent in connection with a related financing transaction. Our underwriters are entitled to receive deferred underwriting commissions that will be released from the trust account only upon a completion of an initial business combination. These financial incentives may cause them to have potential conflicts of interest in rendering any such additional services to us after this offering, including, for example, in connection with the sourcing and consummation of an initial business combination.
We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering, including, for example, identifying potential targets, providing M&A advisory services, acting as a placement agent in a private offering or arranging debt financing transactions. We may pay such underwriter or its affiliate fair and reasonable fees or other compensation that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters or their respective affiliates and no fees or other compensation for such services will be paid to any of the underwriters or their respective affiliates prior to the date that is

60 days from the date of this prospectus, unless such payment would not be deemed underwriters’ compensation in connection with this offering.
The underwriters are also entitled to receive deferred underwriting commissions that are conditioned on the completion of an initial business combination. The underwriters’ or their respective affiliates’ financial interests tied to the consummation of a business combination transaction may give rise to potential conflicts of interest in providing any such additional services to us, including potential conflicts of interest in connection with the sourcing and consummation of an initial business combination. The underwriters are under no obligation to provide any further services to us in order to receive all or any part of the deferred underwriting commissions.
We may not be able to complete our initial business combination within the completion window, in which case we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case our public shareholders may only receive $10.05 per share, or less than such amount in certain circumstances, and our warrants will expire worthless.
We may not be able to find a suitable target business and complete our initial business combination within the completion window after the closing of this offering. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive $10.05 per share, or possibly less, and our warrants will expire without value to the holder. In certain circumstances, our public shareholders may receive less than $10.05 per share on the redemption of their shares. See “— If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.05 per share” and other risk factors described in this “Risk Factors” section.
We may decide not to extend the term we have to consummate our initial business combination, in which case we would redeem our public shares, and the warrants may be worthless.
We have until the date that is 24 months from the closing of this offering or until such earlier liquidation date as our board of directors may approve, to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination. However, we may decide not to seek to extend the date by which we must consummate our initial business combination. If we do not seek to extend the date by which we must consummate our initial business combination, and we are unable to consummate our initial business combination within the applicable time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our board of directors, liquidate and dissolve, subject in each case, to our obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the warrants may be worthless.
If we seek shareholder approval of our initial business combination, our sponsor, initial shareholders, directors, officers and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our Class A ordinary shares or public warrants.
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholders, directors, officers and their affiliates may purchase public shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or duty to do so. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our sponsor, initial shareholders, directors, officers, and their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. It is intended that, if Rule 10b-18 would apply to purchases by sponsor, initial shareholders, directors, officers and their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.
Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, initial shareholders, directors, officers and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. We cannot currently determine whether our insiders will make purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. None of the funds in the trust account will be used to purchase public shares or warrants in such transactions.
The purpose of any such transactions could be to (1) increase the likelihood of obtaining shareholder approval of the business combination, (2) reduce the number of public warrants outstanding and/or increase the likelihood of approval on any matters submitted to the public warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, initial shareholders, directors, officers, and their affiliates were to purchase public shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
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our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, initial shareholders, directors, officers, and their affiliates may purchase public shares or warrants from public shareholders outside the redemption process, along with the purpose of such purchases;

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if our sponsor, initial shareholders, directors, officers and their affiliates were to purchase public shares or warrants from public shareholders, they would do so at a price no higher than the price offered through our redemption process;

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our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, initial shareholders, directors, officers and their affiliates would not be voted in favor of approving the business combination transaction;

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our sponsor, initial shareholders, directors, officers and their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

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we would disclose in a Form 8-K, before our security holder meeting to approve the business combination transaction, the following material items:

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the amount of our securities purchased outside of the redemption offer by our sponsor, initial shareholders, directors, officers and their affiliates, along with the purchase price;

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the purpose of the purchases by our sponsor, initial shareholders, directors, officers and their affiliates;

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the impact, if any, of the purchases by our sponsor, initial shareholders, directors, officers and their affiliates on the likelihood that the business combination transaction will be approved;

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the identities of our security holders who sold to our sponsor, initial shareholders, directors, officers and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our sponsor, initial shareholders, directors, officers and their affiliates; and

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the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Please see “Proposed Business — Permitted Purchases of Our Securities” for a description of how such persons will determine from which shareholders to seek to acquire securities.
If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the procedures for submitting or tendering its shares, such shares may not be redeemed.
We will comply with the proxy rules or tender offer rules, as applicable, when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy materials or tender offer documents, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly tender or submit public shares for redemption. For example, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent, or to deliver their shares to our transfer agent electronically prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. See the section of this prospectus entitled “Proposed Business — Delivering Share Certificates in Connection with the Exercise of Redemption Rights.”
You will not be entitled to protections normally afforded to investors of other blank check companies subject to Rule 419 of the Securities Act.
Since the net proceeds of this offering and the sale of the private placement warrants are intended to be used to complete one or more initial business combinations with a target business or businesses that have not been selected, we may be deemed to be a “blank check” company under the United States securities laws. However, because our securities will be listed on a national securities exchange, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Among other things, this means our units will be immediately tradable and we will have a longer period of time to complete our respective business combinations than do companies subject to Rule 419. Moreover, if this offering were subject to Rule 419, that rule would prohibit the release of any interest earned on funds held in the trust account to us unless and until the funds in the trust account were released to us or in connection with our completion of an initial business combination. For a more detailed comparison of our offering to offerings that comply with Rule 419, please see “Proposed Business — Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.”
If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of shareholders are deemed to hold in excess of 15% of our Class A ordinary shares, you may lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares.
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, which we refer to as the “Excess Shares,” without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the fund in the trust account that are available for distribution to public shareholders and our warrants will expire worthless.
We expect to encounter competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other SPACs and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar or greater technical, human and other resources to ours or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this offering and the sale of the private placement warrants, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, we are obligated to offer holders of our public shares the right to redeem their shares for cash at the time of our initial business combination in conjunction with a shareholder vote or via a tender offer. Target companies will be aware that this may reduce the resources available to us for our initial business combination. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders and our warrants will expire worthless.

In certain circumstances, our public shareholders may receive less than $10.05 per share on the redemption of their shares. See “Risk Factors — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.05 per share” on page [60] and other risk factors herein.
If the net proceeds of this offering and the sale of the private placement warrants not being held in the trust account are insufficient to allow us to operate for at least the duration of the completion window, it could limit the amount available to fund our search for a target business or businesses and complete our initial business combination, and we will depend on loans from our sponsor or management team to fund our search and to complete our initial business combination.
Of the net proceeds of this offering, only approximately $1,250,000 will be available to us initially outside the trust account to fund our working capital requirements. We believe that, upon closing of this offering, the funds available to us outside of the trust account will be sufficient to allow us to operate for at least the duration of the completion window; however, we cannot assure you that our estimate is accurate. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent or merger agreement where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.
In the event that our offering expenses exceed our estimate of $850,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. The amount held in the trust account will not be impacted as a result of such increase or decrease. Conversely, in the event that the offering expenses are less than our estimate of $850,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount. If we are required to seek additional capital, we would need to borrow funds from our sponsor, management team or other third parties to operate or may be forced to liquidate.
Neither our sponsor, members of our management team nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. In the event that the initial business combination does not close, the company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to liquidate the trust account. Consequently, our public shareholders may only receive an estimated $10.05 per share, or possibly less, on our redemption of our public shares, and our warrants will expire worthless. See “Risk Factors — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.05 per share” on page [60] and other risk factors herein.
If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.05 per share.
Our placing of funds in the trust account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party that has not executed a waiver if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. WWC, P.C., our independent registered public accounting firm, and the underwriters of this offering will not execute agreements with us waiving such claims to the monies held in the trust account.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.05 per public share initially held in the trust account, due to claims of such creditors. Pursuant to the letter agreement the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party or vendor for services rendered or products sold to us (except for the Company’s independent registered public accounting firm), or a prospective target business with which we have entered into a business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.05 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third -party claims. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.05 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.
In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.05 per public share due to reductions in the value of the trust assets, in each case less taxes payable, and our sponsor asserts that it is unable to satisfy his obligations or that he has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.05 per public share.
We may not have sufficient funds to satisfy indemnification claims of our directors and officers.
We have agreed to indemnify our officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.
If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy/insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a liquidator or a bankruptcy or other court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to us or our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors.
If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements and numerous complex tax laws. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.
On January 24, 2024, the SEC adopted a series of new rules relating to SPACs (the “SPAC Rules”) requiring, among other items, (i) additional disclosures relating to SPAC business combination transactions; (ii) additional disclosures relating to dilution and to conflicts of interest involving sponsors and their affiliates in both SPAC initial public offerings and de-SPAC transactions; (iii) the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; and (iv) both the SPAC and the target company’s status as co-registrants on de-SPAC registration statements.
In addition, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose, and the activities of the SPAC and its management team in furtherance of such goals.
Compliance with the SPAC Rules and related guidance may increase the costs of and the time needed to negotiate and complete an initial business combination and may constrain the circumstances under which we could complete an initial business combination.
In addition, the British Virgin Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ESA”) came into force in the British Virgin Islands introducing certain economic substance requirements for British Virgin Islands tax resident companies which are engaged in certain “relevant activities”, which in the case of companies incorporated before January 1, 2019 will apply in respect of financial years commencing June 30, 2019 onwards. However, it is not anticipated that the company itself will be subject to any such requirements prior to any business combination and thereafter the company may still remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the ESA will have little material impact on the company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the company.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.
As described in the risk factor above entitled “Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.”, the SEC ‘s adopting release with respect to the SPAC Rules provided guidance describing the extent to which SPACs could become subject to regulation under the Investment Company Act and the regulations thereunder. Whether a SPAC is an investment company will be a question of facts and circumstances. If our facts and circumstances change over time, we will update our disclosure to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company. We can give no assurance that a claim will not be made that we have been operating as an unregistered investment company.
If we are deemed to be an investment company under the Investment Company Act, we may have to change our operations, wind down our operations, or register as an investment company under the Investment Company Act. Our activities may be restricted, including:
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restrictions on the nature of our investments; and

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restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:
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registration as an investment company;

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adoption of a specific form of corporate structure; and

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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are mindful of the SEC’s investment company definition and guidance and intend to identify and complete an initial business combination with an operating business, and not with an investment company, or to acquire minority interests in other businesses exceeding the permitted threshold.
However, there is currently uncertainty concerning the applicability of the Investment Company Act to a special purpose acquisition company, like us, and we may in the future be subject to a claim that we have been operating as an unregistered investment company. If we are deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete a Business Combination and instead be required to liquidate. If we are required to liquidate, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our shares and rights following such a transaction, and our rights would expire worthless.
We do not believe that our anticipated activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account will initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time, (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank.
Pursuant to the trust agreement, the trustee is not permitted to invest in securities or assets other than as described above. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. This offering is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended solely as a temporary depository for funds pending the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) in a manner that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the completion window; or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, from the closing of this offering, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares.
We are aware of litigation claiming that certain SPACs should be considered to be investment companies. Although we believe that these claims were without merit, we cannot guarantee that we will not be deemed to be an investment company and thus subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete an initial business combination or may result in our winding down our operations and our liquidation. If we are unable to complete our initial business combination, our public shareholders may receive only approximately $10.05 per share on the liquidation of our trust account and our warrants will expire worthless, and our public shareholders would also lose the possibility of an investment opportunity in a target company as well as any potential price appreciation in the combined company following a business combination.
To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in an interest bearing demand deposit account at a bank until the earlier of the consummation of an initial business combination or our liquidation. As a result, following the liquidation of investments in the trust account, we will likely receive less interest on the funds held in the trust account than we would have had the trust account remained as initially invested, such that our public shareholders would receive less upon any redemption or liquidation of the Company than what they would have received had the investments not been liquidated.
The funds to be held in the trust account will, following this offering, be initially held only in U.S. government treasury obligations with a maturity of 185 days or less, in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act and in cash or cash like items (including demand deposit accounts) at a bank. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in an interest bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or our liquidation. Following such liquidation, we will likely receive less interest on the funds held in the trust account than we would earn if the trust account remained invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, interest previously earned on the funds held in the trust account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the investments held in the trust account and thereafter to hold all funds in the trust account in an interest-bearing demand deposit at a bank could reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company as compared to what they would have received had the investments not been so liquidated.
Notwithstanding the measures set forth above, we may still be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that we may be deemed to be an unregistered investment company, in which case we may be required to liquidate. If our facts and circumstances change over time, we will update our disclosure to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company. As disclosed above, we may determine, in our discretion, to liquidate the securities held in the trust account at any time and instead hold all funds in the trust account in an interest bearing demand deposit account or as cash or cash items at a bank, which could further reduce the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company as compared to what they would have received had the investments not been so liquidated. Were we to liquidate the Company, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the target company with which we could have consummated an initial business combination. In addition, upon moving the funds from the trust account to a deposit account, we will maintain the cash items in bank accounts which, at times, may exceed federally insured limits as guaranteed by the FDIC. While we intend to place our deposits in high-quality banks, only a small portion of the funds in our trust account will be guaranteed by the FDIC.

Our search for an initial business combination, and any target business with which we may ultimately consummate an initial business combination, may be materially adversely affected by current global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the conflict in the Middle East and Southwest Asia.
United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the conflict in the Middle East and Southwest Asia. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, or have undertaken or will undertake military strikes in Southwest Asia, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the conflict in the Middle East and Southwest Asia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the conflict in the Middle East and Southwest Asia and subsequent sanctions or related actions, could adversely affect our search for an initial business combination and any target business with which we may ultimately consummate an initial business combination.
The extent and duration of the ongoing conflicts, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in this section. If these disruptions or other matters of global concern continue for an extensive period of time, our ability to consummate an initial business combination, or the operations of a target business with which we may ultimately consummate an initial business combination, may be materially adversely affected.
Military or other conflicts in Ukraine, the Middle East and Southwest Asia or elsewhere may lead to increased volume and price volatility for publicly traded securities, or affect the operations or financial condition of potential target companies, which could make it more difficult for us to consummate an initial business combination.
Military or other conflicts in Ukraine, the Middle East, Southwest Asia or elsewhere may lead to increased volume and price volatility for publicly traded securities, or affect the operations or financial condition of potential target companies, and to other company or industry-specific, national, regional or international economic disruptions and economic uncertainty, any of which could make it more difficult for us to identify a business combination target and consummate an initial business combination on acceptable commercial terms, or at all.
If we are unable to consummate our initial business combination within the completion window, our public shareholders may be forced to wait beyond 24 months before redemption from our trust account.
If we are unable to consummate our initial business combination within the completion window, the proceeds then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), will be used to fund the redemption of our public shares, as further described herein. Any redemption of public shareholders from the trust account will be effected automatically by function of our amended and restated memorandum and articles of association prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the end of the completion window before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their Class A ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
We may not hold an annual general meeting until after the consummation of our initial business combination, which could delay the opportunity for our public shareholders to discuss company affairs with management, and the holders of our Class A ordinary shares will not have the right to vote on the appointment or removal of directors or continuing the company in a jurisdiction outside the British Virgin Islands until after the consummation of our initial business combination.
In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until no later than one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Companies Act for us to hold annual or extraordinary general meetings or elect directors. Until we hold an annual general meeting, public shareholders may not be afforded the opportunity to discuss company affairs with management. In addition, as holders of our Class A ordinary shares, our public shareholders will not have the right to vote on the appointment or removal of directors or continuing the company in a jurisdiction outside of the British Virgin Islands prior to the consummation of our initial business combination.
Because we are neither limited to evaluating a target business in a particular industry sector nor have we selected any target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’s operations.
Our efforts to identify a prospective initial business combination target will not be limited to a particular industry, sector or geographic region. Our amended and restated memorandum and articles of association prohibits us from effectuating a business combination solely with another blank check company or similar company with nominal operations.
Because we have not yet selected any specific target business with respect to a business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we complete our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. In recent years, a number of target businesses have underperformed financially post-business combination. There are no assurances that the target business with which we consummate our initial business combination will perform as anticipated. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. We also cannot assure you that an investment in our units will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in a business combination target. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.
We may seek business combination opportunities in industries or sectors that may be outside of our management’s areas of expertise.
We will consider a business combination outside of our management’s areas of expertise if a business combination candidate is presented to us. Although our management will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to investors in this offering than a direct investment, if an opportunity were available, in a business combination candidate. In the event we elect to pursue a business combination outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation of the target company, and the information contained in this prospectus regarding the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to ascertain or assess adequately all of the relevant risk factors. Accordingly, any shareholders who choose to remain shareholders following our initial business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.
Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.
Although we have identified general criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we complete our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.
We are not required to obtain an opinion from an independent investment banking firm or from another independent entity that commonly renders valuation opinions, and consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers, non-voting sponsor investors or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. A target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity. In the event we seek to complete our initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent firm that commonly renders valuation opinions, independent accounting firm or independent investment banking firm that our initial business combination is fair to our shareholders from a financial point of view. If no opinion is obtained, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view and our shareholders will be relying on the business judgment of our board of directors, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. Such standards used will be disclosed in our proxy materials or tender offer documents, as applicable, related to our initial business combination.
We may issue additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A ordinary shares upon the conversion of the founder shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions contained therein. Any such issuances would dilute the interest of our shareholders and likely present other risks.
Our amended and restated memorandum and articles of association authorizes the issuance of up to 500,000,000 Class A ordinary shares, with no par value , 50,000,000 Class B ordinary shares, with no par value, and 5,000,000 preference shares, with no par value. Immediately after this offering, there will be 480,000,000 and 45,000,000 (assuming in each case that the underwriters have not exercised their over-allotment option and the forfeiture of 750,000 Class B ordinary shares) authorized but unissued Class A ordinary shares and Class B ordinary shares, respectively, available for issuance which amount does not take into account shares reserved for issuance upon exercise of outstanding warrants or shares issuable upon conversion of the Class B ordinary shares. The Class B ordinary shares are convertible into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions from the trust account if we fail to consummate an initial business combination) concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder, initially at a one-for-one ratio but subject to adjustment as set forth herein and in our amended and restated memorandum and articles of association, including in certain circumstances in which we issue Class A ordinary shares or equity-linked securities related to our initial business combination. Immediately after this offering, there will be no preference shares issued and outstanding.
We may issue a substantial number of additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A ordinary shares upon conversion of the Class B ordinary shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions as set forth therein. However, our amended and restated memorandum and articles of association provide, among other things, that prior to our initial business combination, except in connection with the conversion of Class B ordinary shares into Class A ordinary shares where the holders of such shares have waived any rights to receive funds from the trust account, we may not issue additional shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with public shares on any initial business combination. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote. The issuance of additional ordinary or preference shares:
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may significantly dilute the equity interest of investors in this offering, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;

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may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

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could cause a change in control if a substantial number of Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

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may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

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may adversely affect prevailing market prices for our units, Class A ordinary shares and/or warrants; and

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may not result in adjustment to the exercise price of our warrants.

Unlike some other similarly structured special purpose acquisition companies, our initial shareholders will receive additional Class A ordinary shares if we issue certain shares to consummate an initial business combination.
The founder shares will automatically convert into Class A ordinary shares (which such Class A ordinary shares delivered upon conversion will not have any redemption rights or be entitled to liquidating distributions from the trust account if we fail to consummate an initial business combination) concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of (i) all ordinary shares outstanding upon the completion of this offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private placement warrants issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans). Holders of founder shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time.
We may issue our shares to investors in connection with our initial business combination at a price which is less than the prevailing market price of our shares at that time.
In connection with our initial business combination, we may issue shares to investors in private placement transactions (so-called PIPE transactions) at a price of $10.05 per share or lower, or at a price that approximates the per-share amounts in our trust account at such time. The purpose of such issuances will be to enable us to provide sufficient liquidity and capital to the post-business combination entity. Such agreements may be structured in a way intended to ensure a return on investment to the investor in return for funds facilitating the completion of the business combination. The price of the shares we issue may therefore be less, and potentially significantly less, than the market price for our shares at such time. Moreover, completion of PIPE transactions or our efforts to complete PIPE transactions may require us to incur additional costs particular to a business combination process that would not be anticipated in a traditional initial public offering process, including the costs associated with searching a PIPE investor, negotiating a PIPE subscription agreement and complying with the obligations included in a PIPE subscription agreement. Our failure to complete PIPE transactions at favorable terms, reasonable cost, or at all, could interfere with or frustrate our ability to consummate an initial business combination on terms favorable to our investors. Any such issuances of equity securities could dilute the interests of our existing shareholders.

Since only holders of our Class B ordinary shares will have the right to vote on the appointment of directors, upon the listing of our shares on Nasdaq, Nasdaq will consider us to be a “controlled company” within the meaning of Nasdaq rules and, as a result, we may qualify for exemptions from certain corporate governance requirements.
After completion of this offering and prior to the consummation of a business combination, only holders of our Class B ordinary shares will have the right to vote on the appointment of directors. As a result, Nasdaq will consider us to be a “controlled company” within the meaning of Nasdaq corporate governance standards. Under Nasdaq corporate governance standards, a company of which more than 50% of the voting power for the appointment of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:
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we have a board that includes a majority of “independent directors,” as defined under the rules of Nasdaq; and

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we have a compensation committee of our board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We currently do not intend to rely on the “controlled company” exemption, but may do so in the future. Accordingly, if we choose to do so, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Resources could be wasted in researching business combinations that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.
We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys, consultants and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.
We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our sponsor, officers, directors or existing holders which may raise potential conflicts of interest.
In light of the involvement of our sponsor, officers and directors with other entities, we may decide to acquire one or more businesses affiliated with or competitive with our sponsor, officers, directors and their respective affiliates or existing holders. Our directors also serve as officers and/or board members for other entities, including, without limitation, those described under “Management — Conflicts of Interest.” Such entities may compete with us for business combination opportunities. Our sponsor, officers and directors are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no substantive discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions or from an independent accounting firm, that such an initial business combination is fair to our shareholders from a financial point of view of a business combination with one or more domestic or international businesses affiliated with our sponsor, officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest. We are not required to obtain such an opinion in any other context.
Our officers, directors or affiliates of our Sponsor may be involved in other SPACs like ours and may direct potential targets to those companies rather than to us.
Our officers, directors or affiliates of our Sponsor may invest in or be involved in the management of other SPACs. SPACs related to such affiliates may compete with us for acquisition opportunities. Except for our officers and directors, such affiliates do not owe us a fiduciary duty, and therefore, they may direct opportunities to the other SPACs with which they have a relationship rather than to us.
Our CEO, CFO and chairman, Mr. Claudius Tsang has been a member of the founding team of A SPAC II Acquisition Corp. (“ASCB”), a special purpose acquisition company incorporated for the purposes of effecting a business combination, since June 2021. Mr. Tsang also serves as the Chief Financial Officer of ASCB. ASCB completed its initial public offering on May 5, 2022, generating gross proceeds of $200,000,000. As of the date of this prospectus, ASCB is in search of business combination targets. Because ASCB has not identified a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to ASCB, and will therefore present any potential target businesses to ASCB prior to presenting them to us.
In April 2021, Mr. Claudius Tsang was a member of the founding team of JVSPAC Acquisition Corp. (“JVSPAC”), a SPAC incorporated for the purposes of effecting a business combination. Mr. Tsang has served as the Chief Financial Officer since June 2021, as a director since January 2024 and as Chief Executive Officer from April 2021 to June 2021 of JVSPAC. JVSPAC completed its initial public offering in January 23, 2024, generating gross proceeds of $57,500,000. On April 8, 2024, JVSPAC announced that it had entered into an agreement and plan of merger with Hotel101 Global Pte. Ltd and its affiliates (“HOTEL101”), a hotel prop-tech operator. In the event that JVSPAC is unable to consummate the business combination with HOTEL101 and needs to identify a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to JVSPAC, and will therefore present any potential target businesses to it prior to presenting them to us.
In September 2021, Mr. Claudius Tsang was a member of the founding team of A SPAC III Acquisition Corp. (“ASPC”), a SPAC incorporated for the purposes of effecting a business combination. Mr. Tsang has served as the Chief Executive Officer since September 2021, and as Chief Financial Officer and Chairman since July 2024 of ASPC. ASPC completed its initial public offering on November 19, 2024, generating gross proceeds of $60,000,000. Because ASPC is expected to be listed before us and has not identified a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential business targets to ASPC and will therefore present any potential target businesses to it prior to presenting them to us.
Since our sponsor, officers and directors, any other holder of our founder shares, including any non-voting sponsor investors, may lose their entire investment in us if our initial business combination is not completed (other than with respect to public shares they may acquire during or after this offering), a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.
On November 9, 2022, we issued to our sponsor 3,737,500 Class B ordinary shares as founder shares for an aggregate purchase price of $25,000, or approximately $0.0067 per share. On October 2, 2024, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for 5,750,000 founder shares, and subsequently 3,737,500 of the founder shares were repurchased by the Company for an aggregate purchase price of $25,000.
Prior to the initial investment in the company of $25,000 by the sponsor, the company had no assets, tangible or intangible. The purchase price of the founder shares was determined by dividing the amount of cash contributed to the company by the number of founder shares issued. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 23,000,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent 20% of the issued and outstanding shares after this offering (assuming it does not purchase units in this offering). If we increase or decrease the size of the offering, we will effect a capitalization or share surrender or redemption or other appropriate mechanism, as applicable, immediately prior to the consummation of the offering in such amount as to maintain the ownership of our sponsor prior to this offering at 20% of our issued and outstanding ordinary shares upon the consummation of this offering. Our public shareholders may incur material dilution due to such anti-dilution adjustments that result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. Up to 750,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised. The founder shares will be worthless if we do not complete an initial business combination, except to the extent they receive liquidating distributions from assets outside of the trust account. Our sponsor intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent directors, at the consummation of an initial business combination. The founder shares will be worthless if we do not complete an initial business combination. In addition, our sponsor and Cantor Fitzgerald & Co., the representative of the underwriters, have committed to purchase an aggregate of 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. Of those 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), our sponsor has agreed to purchase 5,100,000 warrants (or 5,250,000 private placement warrants if the underwriters’ over-allotment option is exercised in full) and Cantor Fitzgerald & Co. has agreed to purchase 2,000,000 warrants. The non-voting sponsor investors have indicated an interest to indirectly purchase, through the purchase of non-voting interests, an aggregate of [•] private placement warrants at a price of $1.00 per warrant ($ [•] in the aggregate) in a private placement that will close simultaneously with the closing of this offering. Subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor. The non-voting sponsor investors will not be subject to transfer restrictions or a lock-up agreement on any Class A ordinary shares that they may purchase in this offering pursuant to the expressions of interest described below or otherwise. The private placement warrants will be worthless if we do not complete our initial business combination. The personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. This risk may become more acute as the end of the completion window nears, which is the deadline for our completion of an initial business combination.
We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.
Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following this offering, we may choose to incur substantial debt to complete our initial business combination. The incurrence of debt could have a variety of negative effects, including:
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default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

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our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may only be able to complete one business combination with the proceeds of this offering and the sale of the private placement warrants, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability. The net proceeds from this offering and the private placement of warrants will provide us with $194,000,000 (or $222,500,000 if the underwriters’ over-allotment option is exercised in full) that we may use to complete our initial business combination (after taking into account the $7,000,000, or up to $8,650,000 if the over-allotment option is exercised in full, of deferred underwriting commissions being held in the trust account).
We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By completing our initial business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:
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solely dependent upon the performance of a single business, property or asset, or

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dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.
We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.
If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.
We may attempt to complete our initial business combination with a private company about which little information is available, which may result in a business combination with a company that is not as profitable as we suspected, if at all.
In pursuing our business combination strategy, we may seek to effectuate our initial business combination with a privately held company. Very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in a business combination with a company that is not as profitable as we suspected, if at all.
We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our initial business combination with which a substantial majority of our shareholders do not agree.
Our amended and restated memorandum and articles of association will not provide a specified maximum redemption threshold. Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. As a result, we may be able to complete our initial business combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to our sponsor, officers, directors or any of their affiliates. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, all Class A ordinary shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.
In order to effectuate an initial business combination, special purpose acquisition companies have, in the recent past, amended various provisions of their charters and other governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or governing instruments in a manner that will make it easier for us to complete our initial business combination that our shareholders may not support.
In order to effectuate a business combination, special purpose acquisition companies have, in the recent past, amended various provisions of their charters and governing instruments, including their warrant agreements. For example, blank check companies have amended the definition of business combination, increased redemption thresholds and extended the period of time in which it had to consummate a business combination. We cannot assure you that we will not seek to amend our amended and restated memorandum and articles of association or governing instruments in a manner that will make it easier for us to complete our initial business combination that our shareholders may not support or extend the time in which we have to consummate a business combination through amending our amended and restated memorandum and articles of association, each of which will require a resolution passed by holders if at least a majority of our ordinary shares who are eligible to vote and attend and vote in a general meeting of our shareholders.
The provisions of our amended and restated memorandum and articles of association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our trust account) may be amended with the approval of holders of at least a majority of our ordinary shares which are represented in person or by proxy and are voted in a general meeting of the company, which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend our amended and restated memorandum and articles of association to facilitate the completion of an initial business combination that some of our shareholders may not support.
Our amended and restated memorandum and articles of association will provide that any of its provisions, including those related to pre-initial business combination activity (including the requirement to deposit proceeds of this offering and the private placement warrants into the trust account and not release such amounts except in specified circumstances, and to provide redemption rights to public shareholders as described herein and in our amended and restated memorandum and articles of association) may be amended if approved by holders of at least a majority of our ordinary shares which are represented in person or by proxy and are voted in a general meeting of the company, and corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of a majority of our ordinary shares. We may not issue additional securities that can vote on amendments to our amended and restated memorandum and articles of association. Our insiders, which will collectively beneficially own approximately 20% of our ordinary shares upon the closing of this offering (assuming it does not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our amended and restated memorandum and articles of association which govern our pre-business combination behavior more easily than some other SPACs, and this may increase our ability to complete a business combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of our amended and restated memorandum and articles of association.
We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination.
We have not selected any specific business combination target but intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of this offering and the sale of the private placement warrants. As a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemption by public shareholders, we may be required to seek additional financing to complete such proposed initial business combination. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to complete our initial business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. Further, we may be required to obtain additional financing in connection with the closing of our initial business combination for general corporate purposes, including for maintenance or expansion of operations of the post-transaction businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, or to fund the purchase of other companies. If we are unable to complete our initial business combination, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless. In addition, even if we do not need additional financing to complete our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination.
Our sponsor will control the appointment of our board of directors until consummation of our initial business combination and will hold a substantial interest in us. As a result, it will appoint all of our directors prior to the consummation of our initial business combination and may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.
Upon closing of this offering, our sponsor will own 20% of our issued and outstanding ordinary shares (assuming it does not purchase any units in this offering). Accordingly, they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our amended and restated memorandum and articles of association. This potential concentration of influence could be disadvantageous to other shareholders with interests different from those of our sponsor. To the extent that any non-voting sponsor investors acquire membership interests in the sponsor, they will have no right to control the sponsor or vote or dispose of any securities held by the sponsor. In addition, the founder shares, all of which are held by our sponsor, will entitle the holders to vote to appoint all of our directors prior to the consummation of our initial business combination. Holders of our public shares will have no right to vote on the appointment or removal of directors during such time. Further, prior to the closing of our initial business combination, only holders of our Class B ordinary shares will be entitled to vote on continuing our company in a jurisdiction outside the British Virgin Islands. These provisions of our amended and restated memorandum and articles of association may only be amended by a resolution passed by holders of at least a majority of the total number of ordinary shares of that class that have voted and are entitled to vote thereon. As a result, you will not have any influence over the appointment or removal of directors prior to our initial business combination or any influence over our continuation in a jurisdiction outside the British Virgin Islands prior to our initial business combination.

If our sponsor purchases any units in this offering or if our sponsor purchases any additional Class A ordinary shares in the aftermarket or in privately negotiated transactions, this would increase its control. Neither our sponsor nor, to our knowledge, any of our officers or directors, have any current intention to purchase additional securities, other than as disclosed in this prospectus. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A ordinary shares. We may not hold an annual or extraordinary general meeting to appoint new directors prior to the completion of our initial business combination, in which case all of the current directors will continue in office until at least the completion of the business combination. In addition, since only holders of our Class B ordinary shares will have the right to vote on directors prior to our initial business combination, our initial shareholders will continue to exert control at least until the completion of our initial business combination. Accordingly, our sponsor will continue to exert control at least until the completion of our initial business combination.
We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.
Our initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. Certain federally licensed businesses in the United States, such as broadcasters and airlines, may be subject to rules or regulations that limit foreign ownership. CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Because we may be considered a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security and we could be subject to such foreign ownership restrictions and/or CFIUS review. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. Our sponsor is a business company with limited liability company formed in the British Virgin Islands and is controlled by our Chief Executive Officer, Chief Financial Officer and Chairman, Claudius Tsang who is a Chinese citizen, and has substantial ties with non-U.S. person. Any investments that result in “control” of a U.S. business by a foreign person are always subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”
If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate a business combination with such business. In addition, if our proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, impose conditions with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have any foreign ownership issues. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.
The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required under our amended and restated memorandum and articles of association, including as a result of extended regulatory review of a potential initial business combination, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our board of directors, liquidate and dissolve, subject in each case to our obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, our public shareholders may only receive $10.05 per share initially (or less in certain circumstances), and our warrants may be worthless. This will also cause shareholders to lose any potential investment opportunity in a target company and the chance of realizing future gains on their investment through any price appreciation in the combined company.
As the number of special purpose acquisition companies evaluating targets increases, attractive targets may become scarcer and there may be more competition for attractive targets or such attractive targets may not be interested to consummate a business combination with a SPAC due to a negative public perception of mergers involving SPACs. This could increase the cost of our initial business combination and could even result in our inability to find a target or to consummate an initial business combination.
In recent years, the number of SPACs that have been formed has increased substantially. Many potential targets for SPACs have already entered into an initial business combination, and there are still many special purpose acquisition companies preparing for an initial public offering, as well as many such companies currently in registration. As a result, at times, fewer attractive targets may be available to consummate an initial business combination.
In addition, because there are more special purpose acquisition companies seeking to enter into an initial business combination with available targets, the competition for available targets with attractive fundamentals or business models may increase, which could cause target companies to demand improved financial terms. Attractive deals could also become scarcer for other reasons, such as economic or industry sector downturns (including a negative public perception of mergers involving SPACs), geopolitical tensions, or increases in the cost of additional capital needed to close business combinations or operate targets post-business combination. This could increase the cost of, delay or otherwise complicate or frustrate our ability to find and consummate an initial business combination and may result in our inability to consummate an initial business combination on terms favorable to our investors altogether.
Adverse developments affecting the financial services industry, including events or concerns involving liquidity, defaults or non-performance by financial institutions, could adversely affect our business, financial condition or results of operations, or our prospects.
The funds in our operating account and our trust account will initially be held in banks or other financial institutions and will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment

Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest-bearing demand deposit account at a bank. Our cash held in these accounts may exceed any applicable Federal Deposit Insurance Corporation (“FDIC”) insurance limits. Should events, including limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold our funds, or that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, the value of the assets in our trust account could be impaired, which could have a material impact on our operating results, liquidity, financial condition and prospects. For example, on March 10, 2023, the FDIC announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation. We cannot guarantee that the banks or other financial institutions that will hold our funds will not experience similar issues.
Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.
The federal proxy rules require that the proxy statement with respect to the vote on an initial business combination include historical and pro forma financial statement disclosure. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements may be required to be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America (“GAAP”) or international financial reporting standards as issued by the International Accounting Standards Board (“IFRS”) depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such financial statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate our initial business combination, require substantial financial and management resources, and increase the time and costs of completing an initial business combination.
Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2025. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

Risks Relating to the Post-Business Combination Company
Subsequent to our completion of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
Even if we conduct due diligence on a target business with which we combine, we cannot assure you that this diligence will identify all material issues that may be present within a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining debt financing to partially finance the initial business combination or thereafter. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.
The officers and directors of an acquisition candidate may resign upon completion of our initial business combination. The loss of a business combination target’s key personnel could negatively impact the operations and profitability of our post-combination business.
The role of an acquisition candidate’s key personnel upon the completion of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that members of the management of an acquisition candidate will not wish to remain in place.
Our management may not be able to maintain control of a target business after our initial business combination. We cannot provide assurance that, upon loss of control of a target business, new management will possess the skills, qualifications or abilities necessary to profitably operate such business.
We may structure our initial business combination so that the post-transaction company in which our public shareholders own shares will own less than 100% of the equity interests or assets of a target business, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for us not to be required to register as an investment company under the Investment Company Act. We will not consider any transaction that does not meet such criteria. Even if the post-transaction company owns 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new Class A ordinary shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% interest in the target. However, as a result of the issuance of a substantial number of new Class A ordinary shares, our shareholders immediately prior to such transaction could own less than a majority of our issued and outstanding Class A ordinary shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s shares than we initially acquired. Accordingly, this may make it more likely that our management will not be able to maintain control of the target business.
We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.
When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business’s management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target business’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.
We may seek business combination opportunities with a high degree of complexity that require significant operational improvements, which could delay or prevent us from achieving our desired results.
We may seek business combination opportunities with large, highly complex companies that we believe would benefit from operational improvements. While we intend to implement such improvements, to the extent that our efforts are delayed or we are unable to achieve the desired improvements, the business combination may not be as successful as we anticipate.
To the extent we complete our initial business combination with a large complex business or entity with a complex operating structure, we may also be affected by numerous risks inherent in the operations of the business with which we combine, which could delay or prevent us from implementing our strategy. Although our management team will endeavor to evaluate the risks inherent in a particular target business and its operations, we may not be able to properly ascertain or assess all of the significant risk factors until we complete our business combination. If we are not able to achieve our desired operational improvements, or the improvements take longer to implement than anticipated, we may not achieve the gains that we anticipate. Furthermore, some of these risks and complexities may be outside of our control and leave us with no ability to control or reduce the chances that those risks and complexities will adversely impact a target business. Such combination may not be as successful as a combination with a smaller, less complex organization.
Our initial business combination and our structure thereafter may not be tax-efficient to our shareholders and warrant holders. As a result of our business combination, our tax obligations may be more complex, burdensome and/or uncertain.
Although we will attempt to structure our initial business combination in a tax-efficient manner, tax structuring considerations are complex, the relevant facts and law are uncertain and may change, and we may prioritize commercial and other considerations over tax considerations. For example, in connection with our initial business combination and subject to any requisite shareholder approval, we may: structure our business combination in a manner that requires shareholders and/or warrant holders to recognize gain or income for tax purposes; effect a business combination with a target company in another jurisdiction; or reincorporate in a different jurisdiction (including, but not limited to, the jurisdiction in which the target company or business is located). We do not intend to make any cash distributions to shareholders or warrant holders to pay taxes in connection with our business combination or thereafter. Accordingly, a shareholder or a warrant holder may need to satisfy any liability resulting from our initial business combination with cash from its own funds or by selling all or a portion of the shares or warrants received. In addition, shareholders and warrant holders may also be subject to additional income, withholding or other taxes with respect to their ownership of us after our initial business combination.
In addition, we may effect a business combination with a target company that has business operations outside of the United States, and possibly, business operations in multiple jurisdictions. If we effect such a business combination, we could be subject to significant income, withholding and other tax obligations in a number of jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Due to the complexity of tax obligations and filings in other jurisdictions, we may have a heightened risk related to audits or examinations by U.S. federal, state, local and non-U.S. taxing authorities. This additional complexity and risk could have an adverse effect on our after-tax profitability and financial condition.
Risks Relating to Acquiring and Operating a Business in Foreign Countries
If we effect our initial business combination with a company located outside of the United States, we would be subject to a variety of additional risks that may adversely affect us.
If we pursue a target company with operations or opportunities outside of the United States for our initial business combination, we may face additional burdens in connection with investigating, agreeing to and completing such initial business combination, and if we effect such initial business combination, we would be subject to a variety of additional risks that may negatively impact our operations.
If we pursue a target a company with operations or opportunities outside of the United States for our initial business combination, we would be subject to risks associated with cross-border business combinations, including in connection with investigating, agreeing to and completing our initial business combination, conducting due diligence in a foreign jurisdiction, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates.
If we effect our initial business combination with such a company, we would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:
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costs and difficulties inherent in managing cross-border business operations;

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rules and regulations regarding currency redemption;

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complex corporate withholding taxes on individuals;

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laws governing the manner in which future business combinations may be effected;

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exchange listing and/or delisting requirements;

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tariffs and trade barriers;

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regulations related to customs and import/export matters;

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local or regional economic policies and market conditions;

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unexpected changes in regulatory requirements;

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challenges in managing and staffing international operations;

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longer payment cycles;

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tax issues, such as tax law changes and variations in tax laws as compared to the United States;

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currency fluctuations and exchange controls;

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rates of inflation;

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challenges in collecting accounts receivable;

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cultural and language differences;

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employment regulations;

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underdeveloped or unpredictable legal or regulatory systems;

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corruption;

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protection of intellectual property;

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social unrest, crime, strikes, riots and civil disturbances;

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regime changes and political upheaval;

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terrorist attacks, natural disasters, widespread health emergencies and wars; and

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deterioration of political relations with the United States.

We may not be able to adequately address these additional risks. If we were unable to do so, we may be unable to complete such initial business combination, or, if we complete such initial business combination, our operations might suffer, either of which may adversely impact our business, financial condition and results of operations.
We may reincorporate in another jurisdiction, in connection with our initial business combination and such reincorporation may result in taxes imposed on shareholders or warrant holders.
We may, in connection with our initial business combination and subject to requisite shareholder approval under the Companies Act, reincorporate in the jurisdiction in which the target company or business is located or in another jurisdiction. The transaction may require a shareholder or warrant holder to recognize taxable income in the jurisdiction in which the shareholder or warrant holder is a tax resident or in which its members are resident if it is a tax transparent entity (or may otherwise result in adverse tax consequences). We do not intend to make any cash distributions to shareholders or warrant holders to pay such taxes. Shareholders or warrant holders may be subject to withholding taxes or other taxes with respect to their ownership of our Class A ordinary shares or warrants after the reincorporation. We may effect a business combination with a target company that has business operations in multiple jurisdictions. If we effect such a business combination, we could be subject to significant income, withholding and other tax obligations in a number of jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Due to the complexity of tax obligations and filings in other jurisdictions, we may have a heightened risk related to audits or examinations by taxing authorities. This additional complexity and risk could have an adverse effect on our after-tax profitability and financial condition.
We may reincorporate in or transfer by way of continuation to another jurisdiction in connection with our initial business combination, and the laws of such jurisdiction may govern some or all of our future material agreements and we may not be able to enforce our legal rights.
In connection with our initial business combination, we may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction may govern some or all of our future material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.
We may effect a business combination with a target company that has business operations in multiple jurisdictions. If we effect such a business combination, we could be subject to significant income, withholding and other tax obligations in a number of jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Due to the complexity of tax obligations and filings in other jurisdictions, we may have a heightened risk related to audits or examinations by taxing authorities. This additional complexity and risk could have an adverse effect on our after-tax profitability and financial condition.
We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.
We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.
If our management following our initial business combination is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws, which could lead to various regulatory issues.
Following our initial business combination, our management may resign from their positions as officers or directors of the company and the management of the target business at the time of the business combination will remain in place. Management of the target business may not be familiar with United States securities laws. If new management is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.
Exchange rate fluctuations and currency policies may cause a target business’ ability to succeed in the international markets to be diminished.
In the event we acquire a non-U.S. target, all revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following consummation of our initial business combination, our financial condition and results of operations. Additionally, if a currency appreciates in value against the dollar prior to the consummation of our initial business combination, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.
After our initial business combination, substantially all of our assets may be located in a foreign country and substantially all of our revenue will be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate.
The economic, political and social conditions, as well as government policies, of the country in which our operations are located could affect our business. Economic growth could be uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our initial business combination and if we effect our initial business combination, the ability of that target business to become profitable.
Risks Relating to our Sponsor and Management Team
We are dependent upon our officers and directors and their loss, or a reduction in the amount of time they can dedicate to our initial business combination, could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals and, in particular, our officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have completed our initial business combination. In addition, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential business combinations and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.
The ownership interest of our sponsor may change, and sponsor has the ability to remove itself as the Company’s sponsor or to substantially reduce its interests in the Company before identifying a business combination, which may result in change in the strategy and focus of our Company in pursuing a business combination or deprive us of key personnel and advisors.
Our sponsor is a British Virgin Islands business company with limited liability, which Claudius Tsang, one of our officer and director, is the sole director. Mr. Tsang holds voting and investment discretion with respect to the founder shares, private placement warrants, or any of the other securities held by the sponsor. However, this may change as there is no contractual restriction on the sponsor or Mr. Tsang’s ability to share, sell or otherwise dispose of part or all of the interests in our sponsor or held by our sponsor.
Our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. In addition, our sponsor could, under certain circumstances permitted in the letter agreement, transfer their membership interests in the sponsor, thereby transferring control of our sponsor to a third party. Through the foregoing means, our sponsor may remove itself as the Company’s sponsor, substantially reduce its interests in the Company, or have its control transferred to a third party before we identify a business combination target. Any such reduction of the interests of our sponsor in the securities of the Company or transfer of sponsor interests may lead to the sponsor no longer having voting power and control over the affairs of the Company in pursuing a business combination. This could also result in a change to our management team, including Mr. Tsang, acquisition strategy and criteria and our industry focus without shareholders having the ability to consider the merits of a change in the management team. Additionally, there can be no assurance that any replacement sponsor, key personnel or advisors will successfully identify a business combination target for us, or, even if one is so identified, successfully complete such business combination.
Our ability to successfully effect our initial business combination and to be successful thereafter will be dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.
Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our initial business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.
Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination, and a particular business combination may be conditioned on the retention or resignation of such key personnel. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.
Our key personnel may be able to remain with our company after the completion of our initial business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the completion of the business combination. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, subject to their fiduciary duties under British Virgin Islands law.
Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.
Our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our officers is engaged in other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs. Our independent directors also serve as officers and board members for other entities. If our officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete our initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination. For a complete discussion of our officers’ and directors’ other business affairs, please see “Management — Officers, Directors and Director Nominees.”
Our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including other SPACs, and, accordingly, may have conflicts of interest in allocating their time and in determining to which entity a particular business opportunity should be presented.
Following the completion of this offering and until we consummate our initial business combination, we intend to engage in the business of identifying and combining with one or more businesses. Our sponsor and our officers and directors are, or may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business. We do not have employment contracts with our officers and directors that will limit their ability to work at other businesses. In addition, our sponsor, officers and directors may participate in the formation of, or become an officer or director of, any other SPAC prior to completion of our initial business combination. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other SPAC with which they may become involved. Our sponsor, officers and directors have complete discretion, subject to applicable fiduciary duties, as to which blank check company they choose to pursue a business combination and the order in which they pursue business combinations for any of their existing or future blank check companies. As a result, our sponsor, officers and directors may pursue business combinations for blank check companies that it has sponsored in any order, which could result in its more recent blank check companies completing business combinations prior to its blank check companies that were launched earlier. Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which may be suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under British Virgin Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity.

For a complete discussion of our officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see “Management — Officers, Directors and Director Nominees,” “Management — Conflicts of Interest” and “Certain Relationships and Related Party Transactions.”
Our officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.
We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into a business combination with a target business that is affiliated with our sponsor, our directors or officers, although we do not intend to do so. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination.
The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest. If this were the case, it would be a breach of their fiduciary duties to us as a matter of British Virgin Islands law and we or our shareholders might have a claim against such individuals for infringing on our shareholders’ rights. See the section titled “Description of Securities — Certain Differences in Corporate Law — Shareholder Suits” for further information on the ability to bring such claims. However, we might not ultimately be successful in any claim we may make against them for such reason.
Members of our management team and board of directors have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons have been, are currently, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. This may have an adverse effect on us, which may impede our ability to consummate an initial business combination.
During the course of their careers, members of our management team and board of directors have had significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons have been, are currently or may in the future become involved in litigation, investigations or other proceedings, including relating to the business affairs of such companies, transactions entered into by such companies, or otherwise. Any such litigation, investigations or other proceedings may divert the attention and resources of our management team and board of directors away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.
Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.
Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.
Our letter agreement with our sponsor, officers and directors may be amended without shareholder approval.
Our letter agreement with our sponsor, officers and directors contain provisions relating to transfer restrictions of our founder shares and private placement warrants, indemnification of the trust account, waiver of redemption rights and participation in liquidating distributions from the trust account. The letter agreement may be amended without shareholder approval (although releasing the parties from the restriction not to transfer the founder shares for 185 days following the date of this prospectus will require the prior written consent of the underwriters). While we do not expect our board to approve any amendment to the letter agreement prior to our initial business combination, it may be possible that our board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to the letter agreement. Any such amendments to the letter agreement would not require approval from our shareholders and may have an adverse effect on the value of an investment in our securities.
Risks Relating to our Securities
You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.
Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein, (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (iii) the redemption of our public shares if we are unable to complete an initial business combination within the completion window, subject to applicable law and as further described herein. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Holders of warrants will not have any right to the proceeds held in the trust account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.
Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
We intend to apply to have our units listed on Nasdaq. We expect that our units will be listed on Nasdaq on or promptly after the date of this prospectus. Following the date that the Class A ordinary shares and warrants are eligible to trade separately, we anticipate that the Class A ordinary shares and warrants will be separately listed on Nasdaq. We cannot guarantee that our securities will be approved for listing on Nasdaq. Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future or prior to our initial business combination. In order to continue listing our securities on Nasdaq prior to our initial business combination, we must maintain certain financial, distribution and share price levels. Generally, we must maintain a minimum market value of listed securities (generally $50,000,000) and a minimum number of holders of our securities (generally 400 public holders). Additionally, in connection with our initial business combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, unless we decide to list on a different Nasdaq tier such as the Nasdaq Capital Market which has different initial listing requirements, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.
If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
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a limited availability of market quotations for our securities;

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reduced liquidity for our securities;

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a determination that our Class A ordinary shares are a “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our units and eventually our Class A ordinary shares and warrants will be listed on Nasdaq, our units, Class A ordinary shares and warrants will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.
Our initial shareholders paid an aggregate of $25,000, or approximately $0.004 per founder share and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.
The difference between the public offering price per share (allocating all of the unit purchase price to the Class A ordinary share and none to the warrant included in the unit) and the pro forma net tangible book value per share of our Class A ordinary shares after this offering constitutes the dilution to you and the other investors in this offering. Our initial shareholders acquired the founder shares at a nominal price, significantly contributing to this dilution. Upon closing of this offering, and assuming no value is ascribed to the warrants included in the units, you and the other public shareholders will incur an immediate and substantial dilution of approximately 112.50% (or $11.25 per share, assuming no exercise of the underwriters’ over-allotment option), the difference between the pro forma net tangible book value per share after this offering of $(1.25) (assuming the maximum redemption) and the initial offering price of $10.00 per unit. This dilution would increase to the extent that the anti-dilution provisions of the founder shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares at the time of our initial business combination. In addition, because of the anti-dilution protection in the founder shares, any equity or equity-linked securities issued in connection with our initial business combination would be disproportionately dilutive to our Class A ordinary shares.
The non-voting sponsor investors have expressed an interest to purchase substantially all of the units in this offering, which could reduce the trading volume, volatility and liquidity for our shares, adversely affect the trading price of our shares and, further, may present a conflict of interest for such non-voting sponsor investors in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.
The non-voting sponsor investors have expressed to us an interest in purchasing up to a maximum of an aggregate of approximately [•] million of the units in this offering at the offering price (assuming the exercise in full of the underwriters’ over-allotment option), or up to a maximum of [•]% of this offering. None of the non-voting sponsor investors has expressed to us an interest in purchasing more than 9.9% of the units to be sold in this offering. Because these expressions of interest are not binding agreements or commitments to purchase, non-voting sponsor investors may determine to purchase a fewer number of units in this offering, or none at all. In addition, the underwriters have full discretion to allocate the units to investors and may determine to sell fewer units to the non-voting sponsor investors, or none at all, and the purchase of the non-voting interests is not contingent upon the participation in this offering or vice-versa. Depending on how many units are purchased by the non-voting sponsor investors, the post-offering trading volume, volatility and liquidity of our securities may be reduced relative to what they would have been had the units been more widely offered and sold to other public investors. We do not expect any purchase of units by the non-voting sponsor investors to negatively impact our ability to meet Nasdaq listing eligibility requirements as we expect to comply with all of the Nasdaq listing requirements prior to the effective date of the registration statement of which this prospectus forms a part.
Although we have no knowledge of any affiliation or other agreement or arrangement, as to voting of our securities or otherwise, among the non-voting sponsor investors, if such investors all elect to purchase the full amount of our units described herein and so long as they hold a substantial portion of the units purchased, the sponsor and the non-voting sponsor investors would collectively own a significant number of our shares. Further, the non-voting sponsor investors will share in any appreciation of the founder shares through their membership interests in the sponsor if we successfully complete a business combination. Non-voting sponsor investors’ interests in the founder shares may provide them with an incentive to vote any public shares they own in favor of a business combination, and make a substantial profit on such interests, even if the business combination is with a target that ultimately declines in value and is not profitable for other public shareholders. Therefore, in the event that the non-voting sponsor investors purchase the full amount of units described herein, continue to hold the shares included in the units and individually decide to vote such shares in favor of our initial business combination, we would not need any additional public shares sold in this offering to be voted in favor of our initial business combination to have our initial business combination approved.
The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline.
We are offering our units at an offering price of $10.00 per unit and the amount in our trust account is initially anticipated to be $10.05 per public share, implying an initial value of $10.00 per public share. However, prior to this offering, our sponsor paid a nominal aggregate purchase price of $25,000 for the founder shares, or approximately $0.004 per share. As a result, the value of your public shares may be significantly diluted upon the consummation of our initial business combination, when the founder shares are converted into public shares.
The following table shows the public shareholders’ and our sponsor’s investment per share and how these compare to the implied value of one Class A ordinary share upon the completion of our initial business combination. The following table assumes that (i) our valuation is $194,000,000 (which is the amount we would have in the trust account for our initial business combination assuming the underwriters’ over-allotment option is not exercised and following payment of the underwriters’ deferred fee), (ii) no interest is earned on the funds held in the trust account, (iii) no public shares are redeemed in connection with our initial business combination and (iv) all founder shares are held by our initial shareholders upon completion of our initial business combination, and does not take into account other potential impacts on our valuation at the time of the initial business combination, such as (i) the value of our public and private placement warrants, (ii) the trading price of our Class A ordinary shares, (iii) the initial business combination transaction costs (other than the payment of $7,000,000 of deferred underwriting commissions), (iv) any equity issued or cash paid to the target’s sellers, (v) any equity issued to other third party investors, or (vi) the target’s business itself.
Public shares	20,000,000
Founder shares	5,000,000
Total shares	25,000,000
Total funds in trust available for initial business combination	$194,000,000
Public shareholders’ investment per Class A ordinary share(1)	$10.00
Sponsor’s investment per Class B ordinary share(2)	$0.004
Initial implied value per public share	$10.05
Implied value per public share upon consummation of initial business combination(2)	$7.76

(1)
While the public shareholders’ investment is in both the public shares and the public warrants, for purposes of this table the full investment amount is ascribed to the public shares only.

(2)
The total investment in the equity of the Company by the sponsor and Cantor Fitzgerald & Co. is $7,125,000, consisting of (i) $25,000 paid by the sponsor for the founder shares, (ii) $5,100,000 paid by the sponsor for 5,100,000 private placement warrants and (iii) $2,000,000 paid by Cantor Fitzgerald & Co. for 2,000,000 private placement warrants. For purposes of this table, the full investment amount is ascribed to the founder shares only.

(3)
All founder shares would automatically convert into Class A ordinary shares upon completion of our initial business combination or earlier at the option of the holder.

Based on these assumptions, each Class A ordinary share would have an implied value of $7.76 per share upon completion of our initial business combination, representing an approximately 22.9% decrease from the initial implied value of $10.05 per public share. While the implied value of $7.76 per Class A ordinary share upon completion of our initial business combination would represent a dilution to our public shareholders, this would represent a significant increase in value for our sponsor relative to the price it paid for each founder share. At $7.76 per Class A ordinary share, the 5,000,000 Class A ordinary shares that the sponsor would own upon completion of our initial business combination (after automatic conversion of the 5,000,000 founder shares) would have an aggregate implied value of $38,800,000. As a result, even if the trading price of our Class A ordinary share significantly declines, the value of the founder shares held by our sponsor will be significantly greater than the amount our sponsor paid to purchase such shares. In addition, our sponsor could potentially recoup its entire investment in our company even if the trading price of our Class A ordinary shares after the initial business combination is as low as approximately $1.03 per share and the private placement warrants are worthless, the value of the founder shares would be equal to our sponsor’s, and the non-voting sponsor investors’ (if any) aggregate initial investment in us. As a result, our sponsor is likely to earn a substantial profit on its investment in us upon disposition of its Class A ordinary shares even if the trading price of our Class A ordinary shares declines after we complete our initial business combination. Our sponsor may therefore be economically incentivized to complete an initial business combination with a riskier, weaker-performing or less-established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares in this offering. The non-voting sponsor investors will share in any appreciation of the founder shares through their membership interests in the sponsor if we successfully complete a business combination. Accordingly, non-voting sponsor investors’ interests in the founder shares owned by them indirectly through their membership interests in the sponsor may provide them with an incentive to vote any public shares they own in favor of a business combination, and make a substantial profit on such interests, even if the business combination is with a target that ultimately declines in value and is not profitable for other public shareholders.
This dilution would increase to the extent that the anti-dilution provisions of the founder shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares at the time of our initial business combination and would become exacerbated to the extent that public shareholders seek redemptions from the trust for their public shares. In addition, because of the anti-dilution protection in the founder shares, any equity or equity-linked securities issued in connection with our initial business combination would be disproportionately dilutive to our Class A ordinary shares.
The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.00 per public share.
Upon the closing of this offering and assuming no exercise of the over-allotment option, our sponsor, and the non-voting sponsor investors (if any) will have invested in us an aggregate of $5,125,000, comprised of the $25,000 purchase price for the founder shares and the $5,100,000 purchase price for the private placement warrants. Assuming a trading price of $10.00 per public share upon consummation of our initial business combination, the 5,000,000 founder shares would have an aggregate implied value of $50,000,000. Even if the trading price of our ordinary shares were as low as $1.03 per share, and the private placement warrants are worthless, the value of the founder shares would be equal to our sponsor’s, and the non-voting sponsor investors’ (if any) aggregate initial investment in us. As a result, our sponsor, including the non-voting sponsor investors (if any), is likely to be able to make a substantial profit on its investment in us at a time when our public shares have lost significant value. Accordingly, members of our management team, who own interests in our sponsor, may have an economic incentive that differs from that of the public shareholders to pursue and consummate a business combination with a riskier or less-established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares in this offering. In addition, our non-voting sponsor investors (if any) may have different interests than other public shareholders due to their additional upfront investment in the company and their membership interests in the sponsor. For the foregoing reasons, you should consider our sponsor and management team’s financial incentive to complete an initial business combination when evaluating whether to redeem your shares prior to or in connection with the initial business combination.
The determination of the offering price of our units and the size of this offering is more arbitrary than the pricing of securities and size of an offering of an operating company in a particular industry. You may have less assurance, therefore, that the offering price of our units properly reflects the value of such units than you would have in a typical offering of an operating company.
Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants were negotiated between us and the underwriters. In determining the size of this offering, management held customary organizational meetings with the representative of the underwriters, both prior to our inception and thereafter, with respect to the state of capital markets, generally, and the amount the underwriters believed they reasonably could raise on our behalf. Factors considered in determining the size of this offering, prices and terms of the units, including the Class A ordinary shares and warrants underlying the units, include:
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the history and prospects of companies whose principal business is the acquisition of other companies;

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prior offerings of those companies;

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our prospects for acquiring an operating business at attractive values;

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a review of debt to equity ratios in leveraged transactions;

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our capital structure;

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an assessment of our management and their experience in identifying operating companies;

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general conditions of the securities markets at the time of this offering; and

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other factors as were deemed relevant.

Although these factors were considered, the determination of our offering size, price and terms of the Units is more arbitrary than the pricing of securities of an operating company in a particular industry since we have no historical operations or financial results.
There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.
There is currently no market for our securities. Shareholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to one or more potential business combinations and general market or economic conditions, including as a result of geopolitical events like the conflicts in Ukraine, the Middle East and Southwest Asia, and economic impacts such as inflation or the COVID-19 pandemic. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.
Because we are incorporated under the laws of the British Virgin Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
We are an exempted company incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the British Virgin Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the British Virgin Islands.
The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.
We have been advised by our British Virgin Islands legal counsel that the courts of the British Virgin Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; and (ii) to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that the U.S. judgment: (i) the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (ii) is final and for a liquidated sum; (iii) the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; (iv) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court; (v) recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and (vi) the proceedings pursuant to which judgment was obtained were not contrary to natural justice. In appropriate circumstances, a British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.
Our directors and officers currently live outside the United States and, after our initial business combination, it is possible that a majority of our directors and officers will live outside the United States and all of our assets will be located outside the United States; therefore, investors may not be able to enforce federal securities laws or their other legal rights.
Our directors and officers currently reside outside of the United States and, after our initial business combination, it is possible that a majority of our directors and officers will reside outside of the United States and all of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.
In particular, investors should be aware that there is uncertainty as to whether the courts of the British Virgin Islands or any other applicable jurisdiction would recognize and enforce judgements of U.S. courts obtained against us or our directors or officers predicted upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the British Virgin Islands or any other applicable jurisdiction’s courts against us or our directors or officers predicated upon the securities laws of the United States or any state.
Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management.
Our amended and restated memorandum and articles of association will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include indefinite or fixed director terms and the ability of the board of directors to designate the terms of and issue new series of preference shares, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.
Our amended and restated memorandum and articles of association provide that the courts of the British Virgin Islands will be the exclusive forums for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.
Our amended and restated memorandum and articles of association provide that unless we consent in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with our amended and restated memorandum and articles of association or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former directors, officers or other employees to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our amended and restated memorandum and articles of association, or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the British Virgin Islands over all such claims or disputes. The forum selection provision in our amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim.
Our amended and restated memorandum and articles of association also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the British Virgin Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the British Virgin Islands as exclusive forum.
This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

An investment in this offering may result in uncertain U.S. federal income tax consequences.
An investment in this offering may result in uncertain U.S. federal income tax consequences. For instance, because there are no authorities that directly address instruments similar to the units we are issuing in this offering, the allocation an investor makes with respect to the purchase price of a unit between the Class A ordinary share and the one-half of a warrant to purchase one Class A ordinary share included in each unit could be challenged by the U.S. Internal Revenue Service (“IRS”) or courts. In addition, the U.S. federal income tax consequences of a cashless exercise of warrants included in the units we are issuing in this offering is unclear under current law. Finally, it is unclear whether the redemption rights with respect to our Class A ordinary shares suspend the running of a U.S. Holder’s (as defined in section titled “Taxation — United States Federal Income Tax Considerations — U.S. Holders”) holding period for purposes of determining whether any gain or loss realized by such holder on the sale or exchange of Class A ordinary shares is long-term capital gain or loss and for determining whether any dividend we pay would be considered “qualified dividend income” for U.S. federal income tax purposes. See the section titled “Taxation — United States Federal Income Tax Considerations” for a summary of the U.S. federal income tax considerations of an investment in our securities. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when acquiring, owning or disposing of our securities.
Whether a redemption of Class A ordinary shares will be treated as a sale of such Class A ordinary shares for U.S. federal income tax purposes will depend on a shareholder’s specific facts.
The U.S. federal income tax treatment of a redemption of Class A ordinary shares will depend on whether the redemption qualifies as a sale of such Class A ordinary shares under Section 302(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which will depend largely on the total number of our shares treated as held by the shareholder electing to redeem Class A ordinary shares (including any shares constructively owned by the holder as a result of owning private placement warrants or public warrants or otherwise) relative to all of our shares outstanding both before and after the redemption. If such redemption is not treated as a sale of Class A ordinary shares for U.S. federal income tax purposes, the redemption will instead be treated as a corporate distribution of cash from us. For more information about the U.S. federal income tax treatment of the redemption of Class A ordinary shares, see the sections entitled “Certain Income Tax Considerations — U.S. Federal Income Tax Considerations — Considerations for U.S. Holders — Redemption or Repurchase of Class A Ordinary Shares for Cash” or “Certain Income Tax Considerations — U.S. Federal Income Tax Considerations — Considerations for Non-U.S. Holders — Redemption or Repurchase of Class A Ordinary Shares for Cash,” as applicable.
We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without your approval.
Our warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, (ii) adjusting the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder of public warrants if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or shares, shorten the exercise period or decrease the number of Class A ordinary shares purchasable upon exercise of a warrant.
Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.
Our warrant agreement will provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If it is conclusively determined that the exclusive forum provision applies to claims under the Securities Act, we will notify investors of such update in future SEC filings (which notification will include, clarification that the exclusive forum provision does not apply to claims under the Exchange Act).
Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder. This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
A provision of our warrant agreement may make it more difficult for us to consummate an initial business combination.
If (i) we issue additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per Class A ordinary share, (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (iii) the Market Value of our Class A ordinary shares is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described below under “Description of Securities — Warrants — Public Warrants — Redemption of warrants when the price per Class A ordinary share equals or exceeds $16.50” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. This may make it more difficult for us to consummate an initial business combination with a target business.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem outstanding warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing at least 30 days after completion of our initial business combination and ending on the third trading day prior to the date on which we give proper notice of such redemption to the warrants holders and provided certain other conditions are met. We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the measurement period. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such ordinary shares under the blue sky laws of the state of residence in those states in which the warrants were offered by us in this offering. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.
Our warrants may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate our initial business combination.
We will be issuing warrants to purchase 10,000,000 of our Class A ordinary shares (or up to 11,500,000 Class A ordinary shares if the underwriters’ over-allotment option is exercised in full) as part of the units offered by this prospectus and, simultaneously with the closing of this offering, we will be issuing in a private placement an aggregate of 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), at $1.00 per warrant. In addition, if the sponsor makes any working capital loans, it may convert those loans into up to an additional 1,500,000 private placement warrants, at the price of $1.00 per warrant. To the extent we issue ordinary shares to effectuate a business transaction, the potential for the issuance of a substantial number of additional Class A ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to a target business. Such warrants, when exercised, will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the Class A ordinary shares issued to complete the business transaction. Therefore, our warrants may make it more difficult to effectuate a business transaction or increase the cost of acquiring the target business.
Because each unit contains one-half of one warrant and only a whole warrant may be exercised, the units may be worth less than units of other special purpose acquisition companies.
Each unit contains one-half of one warrant. Pursuant to the warrant agreement, no fractional warrants will be issued upon separation of the units, and only whole units will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder. This is different from other offerings similar to ours whose units include one ordinary share and one whole warrant to purchase one share. We have established the components of the units in this way in order to reduce the dilutive effect of the warrants upon completion of a business combination since the warrants will be exercisable in the aggregate for one-half of the number of shares compared to units that each contain a whole warrant to purchase one share, thus making us, we believe, a more attractive merger partner for target businesses. Nevertheless, this unit structure may cause our units to be worth less than if it included a whole warrant to purchase one share.
Holders of Class A ordinary shares will not be entitled to vote on continuing the company in a jurisdiction outside of the British Virgin Islands prior to the closing of our initial business combination.
As holders of our Class A ordinary shares, our public shareholders will not have the right to vote on continuing the company in a jurisdiction outside of the British Virgin Islands (including any shareholder approval required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside of the British Virgin Islands) prior to the closing of our initial business combination.
You will not be permitted to exercise your warrants unless we register and qualify the underlying Class A ordinary shares or certain exemptions are available.
If the issuance of the Class A ordinary shares upon exercise of the warrants is not registered, qualified or exempt from registration or qualification under the Securities Act and applicable state securities laws, holders of warrants will not be entitled to exercise such warrants and such warrants may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the Class A ordinary shares included in the units.
We are registering the Class A ordinary shares issuable upon exercise of the warrants in the registration statement of which this prospectus forms a part because the warrants will become exercisable 30 days after the completion of our initial business combination, which may be within one year of this offering. However, because the warrants will be exercisable until their expiration date of up to five years after the completion of our initial business combination, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of our initial business combination, under the terms of the warrant agreement, we have agreed that, as soon as practicable, after the closing of our initial business combination, but in no event later than 20 business days, we will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement of which this prospectus forms a part or a new registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use our commercially reasonable efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order.
If the Class A ordinary shares issuable upon exercise of the warrants are not registered under the Securities Act, under the terms of the warrant agreement, holders of warrants who seek to exercise their warrants will not be permitted to do so for cash and, instead, will be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act or another exemption.
In no event will warrants be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration or qualification is available.
If our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act, we may, at our option, not permit holders of warrants who seek to exercise their warrants to do so for cash and, instead, require them to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act; in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares underlying the warrants under applicable state securities laws.
In no event will we be required to net cash settle any warrant, or issue securities (other than upon a cashless exercise as described above) or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws.
You may only be able to exercise your public warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Class A ordinary shares from such exercise than if you were to exercise such warrants for cash.
The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Class A ordinary shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the public warrants for redemption.
If you exercise your public warrants on a cashless basis, you would pay the warrant exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of our Class A ordinary shares (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer Class A ordinary shares from such exercise than if you were to exercise such warrants for cash.
The grant of registration rights to our sponsor, Cantor Fitzgerald & Co. and other holders of our private placement warrants may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our Class A ordinary shares.
Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, our sponsor, Cantor Fitzgerald & Co., and their permitted transferees can demand that we register the Class A ordinary shares into which founder shares are convertible, holders of our private placement warrants and their permitted transferees can demand that we register the private placement warrants and the Class A ordinary shares issuable upon exercise of the private placement warrants or holders of securities that may be issued upon conversion of working capital loans and their permitted transferees may demand that we register such units, shares, warrants or the Class A ordinary shares issuable upon exercise of such warrants and any other securities of the company acquired by them prior to the consummation of our initial business combination. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our Class A ordinary shares that is expected when the ordinary shares owned by our initial shareholders, holders of our private placement warrants or holders of our working capital loans or their respective permitted transferees are registered.
General Risk Factors
We are a blank check company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.
We are a blank check company incorporated under the laws of the British Virgin Islands with no operating results, and we will not commence operations until obtaining funding through this offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination. We have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.
Past performance by our management team and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in the company.
Information regarding our management team and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, is presented for informational purposes only. Any past experience and performance by our management team and their respective affiliates and the businesses with which they have been associated, is not a guarantee that we will be able to successfully identify a suitable candidate for our initial business combination, that we will be able to provide positive returns to our shareholders, or of any results with respect to any initial business combination we may consummate. You should not rely on the historical experiences of our management team and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, as indicative of the future performance of an investment in us or as indicative of every prior investment by each of the members of our management team or their respective affiliates. The market price of our securities may be influenced by numerous factors, many of which are beyond our control, and our shareholders may experience losses on their investment in our securities.
Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.
We may be a passive foreign investment company, or “PFIC,” which could result in adverse United States federal income tax consequences to U.S. investors.
If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Taxation — United States Federal Income Tax Considerations — U.S Holders”) of our Class A ordinary shares or warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Taxation — United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules”). Depending on the particular circumstances the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year (and, in the case of the start-up exception, potentially not until after the two taxable years following our current taxable year). Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Moreover, if we determine we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to our warrants in all cases. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Taxation — United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules.”
If our initial business combination involves a company organized under the laws of the United States (or any subdivision thereof), a U.S. federal excise tax could be imposed on us in connection with any redemptions of our Class A ordinary shares after or in connection with such initial business combination.
The Inflation Reduction Act of 2022 provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations after December 31, 2022 (the “stock buyback tax”), subject to certain exceptions. If applicable, the amount of the stock buyback tax is generally 1% of the aggregate fair market value of any stock repurchased by the corporation during a taxable year, net of the aggregate fair market value of certain new stock issuances by the repurchasing corporation during the same taxable year. The Biden administration has proposed increasing the stock buyback tax rate from 1% to 4%; however, it is unclear whether such a change will be enacted and, if enacted, how soon it could take effect. In addition, the U.S. Treasury Department and IRS have released preliminary guidance that would potentially cause a non-U.S. corporation’s U.S. subsidiaries to be subject to the stock buyback tax with respect to any share repurchases made by the non-U.S. corporation under certain circumstances.
As an entity incorporated as a British Virgin Islands business company with limited liability, the stock buyback tax is currently not expected to apply to redemptions of our Class A ordinary shares (absent any regulations or other additional guidance that may be issued in the future). However, in connection with an initial business combination involving a company organized under the laws of the United States (or any subdivision thereof), it is possible that we domesticate and continue as a Delaware corporation prior to certain redemptions. Because we expect that, following such a domestication, our securities would continue to trade on Nasdaq, in such a case we could be subject to the stock buyback tax with respect to any subsequent redemptions (including redemptions in connection with the initial business combination) that are treated as repurchases for this purpose. In all cases, whether and to what extent we would be subject to the stock buyback tax will depend on a number of factors, including (i) the structure of the initial business combination, including the extent to which the initial business combination involves a U.S. corporation and the extent to which we issue shares in the initial business combination or otherwise during the same taxable year that are eligible to offset any redemptions or other repurchases, (ii) the fair market value of the shares redeemed and (iii) the extent such redemptions could be treated as dividends and not as repurchases. The applicability of the stock buyback tax to us could be further affected by the content of any regulations, clarifications or other additional guidance from the U.S. Treasury Department that may be issued and applicable to the redemptions.
Any stock buyback tax that becomes payable as a result of any redemptions of our Class A ordinary shares (or other shares into which such Class A ordinary shares may be converted) in connection with our initial business combination or otherwise would be payable by us and not by the redeeming holder. To the extent such taxes are applicable, the amount of cash available to pay redemptions or to transfer to the target business in connection with our initial business combination may be reduced, which could result in our inability to meet conditions in the agreement relating to our initial business combination related to a minimum cash requirement, if any, or otherwise result in the shareholders of the combined company (including any of our shareholders who do not exercise their redemption rights in connection with the initial business combination) to economically bear the impact of such stock buyback tax.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30th before that time, in which case we would no longer be an emerging growth company as of the following December 31st. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates is equal to or exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for us to negotiate and complete an initial business combination.
The market for directors and officers liability insurance for special purpose acquisition companies has changed in ways adverse to us and our management team. Fewer insurance companies are offering quotes for directors and officers liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. These trends may continue into the future.
The increased cost and decreased availability of directors and officers liability insurance could make it more difficult and more expensive for us to negotiate an initial business combination. In order to obtain directors and officers liability insurance or modify its coverage as a result of becoming a public company, the post-business combination entity might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors and officers liability insurance could have an adverse impact on the post-business combination’s ability to attract and retain qualified officers and directors.
In addition, even after we were to complete an initial business combination, our directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the initial business combination. As a result, in order to protect our directors and officers, the post-business combination entity may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the post-business combination entity, and could interfere with or frustrate our ability to consummate an initial business combination on terms favorable to our investors.
Recent increases in inflation in the United States and elsewhere could make it more difficult for us to complete our initial business combination.
Recent increases in inflation in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, or other national, regional or international economic disruptions, any of which could make it more difficult for us to complete our initial business combination.
Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China
We are not limited to a particular industry or geographic region for purposes of consummating an initial business combination. Our sponsor and its affiliate(s) as well as our Chief Executive Officer, Chief Financial

Officer and Chairman, Mr. Claudius Tsang are located in or have significant ties to China, and we may seek to acquire a company that is based in China or a PRC target company which might require a VIE structure in an initial business combination. Because of such ties to China, we may be subject to the laws, rules and regulations of the PRC. Accordingly, we will be subject to the following risks associated with acquiring and operating a target business with its primary operation in China. These risks could result in a material change in the target company’s post-combination operations or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.
If the PRC government deems that the contractual arrangements in relation to the potential PRC target company, and the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
We are a holding company with no operations of our own. Although we do not have any specific business combination under consideration and we have not (nor has anyone on our behalf), had any substantive discussions, formal or otherwise, with respect to such a transaction, our initial business combination target company may include a PRC target company which might require a VIE structure. The PRC target company, through contractual arrangements, exercises effective control over the operating activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. As a result, through such contractual arrangements with the VIE and its shareholders, we may become the primary beneficiary of the VIE, and, therefore, may consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP or IFRS. In that case, following the consummation of a business combination with a PRC target company, our securities would be securities of an offshore holding company instead of shares of the VIE in China. For a summary of the VIE contractual arrangements, see “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” on page [102].
We would rely on WFOE’s contractual arrangements with the VIE and its shareholders to operate the business. These contractual arrangements may not be as effective as direct ownership in respect of our relationship with the VIE. Under the contractual arrangements, as a legal matter, if the VIE or any of its shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a VIE were to refuse to transfer their equity interests in such VIE to us or our designated persons when we exercise the purchase option pursuant to the contractual arrangements, we may have to take a legal action to compel them to fulfil their contractual obligations.
If (i) the applicable PRC authorities invalidate the contractual arrangements for violation of PRC laws, rules and regulations, (ii) any VIE or its shareholders terminate the contractual arrangements, (iii) any VIE or its shareholders fail to perform its/his/her obligations under the contractual arrangements, or (iv) if these regulations change or are interpreted differently in the future, the PRC target company’s business operations in China would be materially and adversely affected, and the value of your securities would substantially decrease or even become worthless. Further, if we fail to renew the contractual arrangements upon their expiration, we would not be able to continue the business operations unless the then current PRC law allows us to directly operate businesses in China.
In addition, if any VIE or all or part of its assets would become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.
All of the contractual arrangements will be governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts will be interpreted in accordance with PRC laws and any disputes will be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. In the event we are unable to enforce the contractual arrangements, we may not be able to exercise effective control over our PRC target company’s operating entities that most impact the economic performance, bears the risks of, and enjoys the rewards for the purpose of consolidating the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP or IFRS (as discussed above) and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.
Although based on industry practices, VIE contractual arrangements among WFOE, the VIE and its shareholders governed by PRC laws will not result in violation of PRC laws or regulations currently in effect, however, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the accepted industry practices with respect to VIE contractual arrangements. In addition, it is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. PRC government authorities may deem that foreign ownership is directly or indirectly involved in the VIE’s shareholding structure. If our potential corporate structure and contractual arrangements are deemed by the Ministry of Industry and Information Technology, or MIIT, or the Ministry of Commerce, or MOFCOM, or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to the PRC target company’s business. Furthermore, if we consummate a business combination with a PRC target company, and we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:
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revoking the business license and/or operating licenses of WFOE or the VIE;

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discontinuing or placing restrictions or onerous conditions on our operations through any transactions among WFOE, the VIE and its subsidiaries;

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imposing fines, confiscating the income from WFOE, the VIE or its subsidiaries, or imposing other requirements with which we or the VIE may not be able to comply;

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placing restrictions on the VIE’s right to collect revenues;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, exercises effective control over the operating activities that most impact the economic performance, bears the risks of, or enjoys the rewards normally associated with ownership of the entity; or

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taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties will result in a material and adverse effect on our potential ability to conduct the business. In addition, it is unclear what impact the PRC government actions will have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC government authorities were to find our potential corporate structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a timely and satisfactory manner, we will no longer be able to consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, it will have a material adverse effect on our financial condition, results of operations and our securities post business combination may decline in value or be worthless.

Cash-Flow Structure of a Company Based in China poses additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors.
The PRC government also has significant authority to exert restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors that may apply to us or to a post-acquisition company if we acquire a company that is based in China in an initial business combination. Currently, we are a single entity and do not make any internal cash transfers. However, if our organizational structure expands, or if we consummate an initial business combination with a company based in China, we may rely on dividends and other distributions from our future operating company in China to provide us with cash flow and to meet our other obligations. Such payments would be subject to restrictions on dividends as current regulations in China would permit our PRC operating company to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, an operating company in China will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, if our operating company in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
In addition, we may be subject to restrictions on currency exchange as the PRC government may limit or eliminate our ability to utilize cash generated in Renminbi, or RMB to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our securities, and may limit our ability to obtain foreign currency through debt or equity financing. Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in PRC and limit our ability to utilize our cash flow effectively following our initial business combination. PRC regulation on loans to, and direct investment in, a PRC subsidiary by offshore holding companies and governmental control in currency conversion may restrict our ability to make loans to or capital contributions to a PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
These restrictions will restrict our ability to distribute earnings from our businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under contractual agreements. In addition, fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms.
To date, we have not pursued an initial business combination and there have not been any capital contributions or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions.
Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination.
China’s State Administration of Foreign Exchange, or SAFE, promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties.
As such, Circular 19 and Circular 16 may significantly limit our ability to transfer the proceeds of this offering to a PRC target company and the use of such proceeds by the PRC target company.
In addition, following our initial business combination with a PRC target company, we will be subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. Currently, foreign invested enterprises (“FIE”) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following our initial business combination, we will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency conversion within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE.
We cannot assure you the PRC regulatory authorities will not impose further restrictions on the convertibility of the Renminbi. Any future restrictions on currency exchanges may limit our ability to use the proceeds of this offering in an initial business combination with a PRC target company and the use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC. However, the funds held in our trust account are not held in China, they are held in U.S. dollars in the United States with Continental Stock Transfer & Trust Company and therefore shareholder redemption rights would not be impacted.
Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate in the PRC.
We conduct most of our operations and our post-combination entity may conduct most of its operations and generate most of its revenue in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our or our post-combination entity’s business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our post-combination entity’s ability to operate in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our or our post-combination entity’s ability to operate business.
Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in PRC-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in the business operations and/or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.
Our initial business combination may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.
Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Measures for Cybersecurity Review, which requires that operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On January 4, 2022, the CAC, in conjunction with 12 other government departments, issued the New Measures for Cybersecurity Review (the “New Measures”). The New Measures, which became effective on February 15, 2022, amend the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021. The New Measures require that certain operators of data processing activities that affect or may affect national security or that handle personal information of more than one million users must apply for cybersecurity review to the Cybersecurity Review Office when they go public abroad. The PRC Data Security Law, which took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals that carry out data activities, provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.
Certain internet platforms in China have been reportedly subject to heightened regulatory scrutiny in relation to cybersecurity matters. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if, for example, our potential initial business combination is with a target business operating in the PRC and if the aforementioned laws and regulations mandate clearance of cybersecurity review and other specific actions to be completed by the target business, we may face uncertainties as to whether such clearance can be timely obtained, or at all, and incur additional time delays to complete any such acquisition. There is no guarantee that we can receive such approval in a timely manner, and we may also be prevented from pursuing certain investment opportunities if the PRC government considers that the potential investments will result in a significant national security issue. If obtained, since our initial business combination period is 24 months from the closing of this offering, or if we decide to extend the period of time to consummate our initial business combination, 24 months from the closing of this offering (as further described in this prospectus), and the approval process may take a period longer than we expect before we enter into a definitive agreement with a target company, we may be unable to complete an initial business combination within 24 months from the closing of this offering.
Cybersecurity review could also result in negative publicity with respect to our initial business combination and diversion of our managerial and financial resources. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, and revocation of prerequisite licenses, as well as legal proceedings or actions, which may have material adverse effect on our business, financial condition or results of operations.
As we do not have any specific business combination under consideration and we have not (nor has anyone on our behalf), directly or indirectly, had any substantive discussions, formal or otherwise, with respect to such a transaction, our initial business combination target company may include a target company based in China. Therefore, it is uncertain whether such target company based in China will be involved in the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Based on our understanding of currently applicable PRC laws and regulations, we do not believe that our registered public offering in the U.S. is subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future and with little advance notice. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. In addition, if we were to attempt to complete a business combination with a company that was subject to CAC or CSRC regulations, the CAC or CSRC may not provide approval for the transaction and prevent us from completing a business combination, which would result in us expending significant costs without being able to complete a business combination.
The contractual arrangements under a VIE structure may not be as effective as direct ownership in respect of our relationship with the VIE, and thus, we may incur substantial costs to enforce the terms of the arrangements, which we may not be able to enforce at all.
The contractual arrangements may not be as effective as direct ownership in respect of our relationship with the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the VIE Agreements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIE.
If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to the contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our relationship with the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on the business, operations and financial condition.
Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
The shareholders of the VIE are referred as its nominee shareholders because although they remain the holders of equity interests on record in the VIE, pursuant to the terms of the relevant power of attorney, such shareholders have irrevocably authorized the individual appointed by the WFOE to exercise their rights as a shareholder of the relevant VIE. If the VIE, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.
All of the contractual arrangements will be governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts will be interpreted in accordance with

PRC laws and any disputes will be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risk Factors — Uncertainties with respect to the PRC legal system could adversely affect us.” on page [117]. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP or IFRS, and our ability to conduct our business may be negatively affected.
In the event we were to successfully consummate a business combination with a target business with primary operation in PRC, we will be subject to restrictions on dividend payments following consummation of our initial business combination.
After we consummate our initial business combination, we may rely on dividends and other distributions from our operating company to provide us with cash flow and to meet our other obligations. Current regulations in China would permit our operating company in China to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our operating company in China will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. In addition, if PRC target company’s operating company in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.
Other PRC governmental authorities may take the view now or in the future that an approval from them is required for an overseas offering by a company affiliated with Chinese businesses or persons or a business combination with a target business based in and primarily operating in China.
The M&A Rules, adopted by six PRC regulatory agencies in 2006, and amended in 2009, require an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The scope of the M&A Rules covers two types of transactions: (a) equity deals where the acquisition by a foreign investor, i.e., the offshore special purpose vehicle, of equity in a “PRC domestic company,” and (b) asset deals where the acquisition by an offshore special purpose vehicle of the assets of a “PRC domestic company.” Neither equity deals or the asset deals will be involved in our business combination process with a China-based target for the reason that the offshore special purpose vehicle of such China-based target directly holds shares through the wholly foreign owned enterprise(s) or WFOE, which are established by means of direct investment rather than by equity deals or asset deals under the M&A Rules. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles and the above analysis are subject to any new laws, rules and regulations or detailed implementation and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. It is possible that we may need to obtain approvals or permissions from CSRC in order for us to complete a business combination with a China-based target pursuant to the M&A Rules. If we are required to obtain such approvals, we cannot assure we will be able to receive them in a timely manner, or at all.
Moreover, except for emphasizing the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies, the Opinions, which was made available to the public on July 6, 2021, also provides that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.
On December 24, 2021, the CSRC released for public comments Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules”). The Draft Rules, if declared into effect, will implement a new regulatory framework requiring Chinese businesses to file with CSRC when pursuing overseas listings. The Draft Rules propose a new filing system for all Chinese companies (including the VIE- structured companies) that are pursuing listings outside mainland China. An overseas listing is required to be filed with CSRC within three working days (i) following the submission of IPO application in the case of an IPO (or similar application in the case of a dual listing on another market), or (ii) following the submission of offering/registration applications (or following the first announcement of the transaction, as applicable) in the case of a SPAC listing or “back-door” listing. The requested filing documents include but are not limited to: (1) a filing report and related undertakings; (2) regulatory opinions, filing or approval documents issued by the relevant authorities (if applicable); (3) security review opinions issued by the relevant authorities, if applicable; (4) a PRC legal opinion; and (5) a prospectus. On December 27, 2021, the NDRC and the MOFCOM promulgated Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version), effective as of January 1, 2022 (the “Negative List”).Compared to the previous version, there are no specific industries added to the list but it for the first time declares China’s jurisdiction over (and detailed regulatory requirements on) overseas listings made by Chinese businesses in the so-called “Prohibited Industries.” According to Article 6 of the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors. The intended scope of such jurisdiction was further clarified by NDRC officials on a press conference held on January 18, 2022.
In addition, the Opinions jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council (the “Opinions”), which were made available to the public on July 6, 2021, call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. The Opinions also provide that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities. As of the date of this prospectus, no official guidance and related implementation rules have been issued in relation to the recently issued Opinions and the interpretation and implementation of the Opinions remain unclear at this stage.
On February 17, 2023, the CSRC promulgated the Trial Measures, which took effect on March 31, 2023. The Trial Measures supersede the prior M&A Rules and clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year comes from PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that (a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and (c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas has been recognized by the State Council of the PRC as a possible threat to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as the obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and the obligation after offering or listing overseas to report to the CSRC material events including a change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.
Based on our understanding of the current PRC laws and regulations, we believe that our company is not required to obtain prior permission from any PRC governmental authorities (including the CSRC) for consummating this offering, given that our company is a blank check company newly incorporated in the BVI rather than in China and currently we do not own or control any equity interest in any PRC company or operate any business in China. Likewise, while our sponsor is controlled by persons residing in the PRC, it is a British Virgin Islands company and has no operations in the PRC.As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or any other PRC governmental authorities. However, there remains some uncertainty as to how the M&A Rules, the Opinions, the Rules Regarding Overseas Listing or the Negative List will be interpreted or implemented in the context of an overseas offering or if we decide to consummate the business combination with a target business based in and primarily operating in China. If the CSRC or another PRC governmental authority subsequently determines that its approval is needed for this offering, or for our business combination with a target business based in and primarily operating in China, or approval obtained for the business combination is subsequently rescinded, we may face adverse actions or sanctions by the CSRC or other PRC governmental authorities. For example, we may be required to register with the CSRC following the Offering as a result of the Trial Measures. These governmental authorities may delay this offering or a potential business combination, impose fines and penalties, limit our operations in China, or take other actions that could result in our inability to consummate an initial business combination with a China-based business, or materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities or the continued listing on a U.S. exchange. Any changes in PRC law, regulations, or interpretations may severely affect our operations after this offering. The use of the term “operate” and “operations” includes the process of searching for a target business and conducting related activities. To that extent, we may not be able to conduct the process of searching of a potential target company in China.
Notwithstanding the foregoing, if we decide to consummate our initial business combination with a target business based in and primarily operating in China, the combined company’s business operations in China through its subsidiaries, as applicable, are subject to relevant requirements to obtain applicable licenses from PRC governmental authorities under relevant PRC laws and regulations.
Given the Chinese government’s significant oversight and discretion over the search for a target company, the CSRC and other PRC government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. If we seek to enter into a business combination with a PRC target company, additional compliance procedures may be required in connection with future offerings of our securities and our business combination process, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on us and our future business combination with a company with major operation in China. In addition, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, the CSRC and other PRC government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Additional compliance procedures may be required in connection with this offering and our business combination process, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
Although we believe that we are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges; if the Chinese government took an alternative view, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to effect a business combination with and operate through a PRC target company and a VIE in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.
For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.
As such, the PRC target company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The PRC target company could be subject to regulations by various political and regulatory entities, including various local and municipal agencies and government sub-divisions, and these regulations may be interpreted and applied inconsistently by different agencies or authorities. The PRC target company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply, and such compliance or any associated inquiries or investigations or any other government actions may:
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delay or impede our development;

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result in negative publicity or increase our operating costs;

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require significant management time and attention; and

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subject the post-combination entity to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

As we do not have any specific business combination under consideration and we have not (nor has anyone on our behalf), directly or indirectly, had any substantive discussions, formal or otherwise, with respect to such a transaction, our initial business combination target company may include a PRC target company. Therefore, it is uncertain when and whether we and the post-combination entity will be required to obtain permission from the PRC government to list on U.S. exchanges, and even when such permission is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or way we or our post-combination entity may conduct our or its business and could require us or it to change certain aspects of its business to ensure compliance, which could limit our ability to conduct a business combination and which could, for a post-combination entity, decrease demand for its products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our or our post-combination entity’s operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to its business or industry, which could result in a material adverse change in the value of our or our post-combination entity’s securities, potentially rendering such securities worthless. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
Our initial business combination may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection and we may have to spend additional resources and incur additional time delays to complete any such business combination or be prevented from pursuing certain investment opportunities.
Our initial business combination may be subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.
Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear.
Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas- listed companies and the demand for cybersecurity and data privacy protection. Moreover, the State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective) on July 10, 2021, which requires operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the CAC. As these opinions and the draft measurers were recently issued, official guidance and interpretation of these two remain unclear in several respects at this time.
If, for example, our potential initial business combination is with a target business operating in the PRC and if the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by the target business, we may face uncertainties as to whether such clearance can be timely obtained, or at all, and incur additional time delays to complete any such acquisition. Cybersecurity review could also result in negative publicity with respect to our initial business combination and diversion of our managerial and financial resources. We may also be prevented from pursuing certain investment opportunities if the PRC government considers that the potential investments will result in a significant national security issue.
If we become directly subject to the recent scrutiny, criticism and negative publicity involving US-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.
Recently, U.S. public companies that have substantially all of their operations in China, have been subjected to intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless.
Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector- wide scrutiny, criticism and negative publicity will have on our Company if we target a PRC company with respect to the initial business combination. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, we will be severely hampered and your investment in our securities post business combination could be rendered worthless.
U.S. laws and regulations, including the HFCAA and the AHFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.
Future developments in U.S. laws may restrict our ability or willingness to complete certain business combinations with companies. For instance, the HFCAA would restrict our ability to consummate a business combination with a target business unless that business met certain standards of the PCAOB and would require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for two consecutive years. The HFCAA also requires public companies to disclose, among other things, whether they are owned or controlled by a foreign government, specifically, those based in China. The documentation we may be required to submit to the SEC proving certain beneficial ownership requirements and establishing that we are not owned or controlled by a foreign government in the event that we use a foreign public accounting firm not subject to inspection by the PCAOB or where the PCAOB is unable to completely inspect or investigate our accounting practices or financial statements because of a position taken by an authority in the foreign jurisdiction could be onerous and time consuming to prepare. The HFCAA mandates the SEC to identify issuers of SEC-registered securities whose audited financial reports are prepared by an accounting firm that the PCAOB is unable to inspect due to restrictions imposed by an authority in the foreign jurisdiction where the audits are performed. If such identified issuer’s auditor cannot be inspected by the PCAOB for two consecutive years, the trading of such issuer’s securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.
On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.
On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. The PCAOB made its determination pursuant to its Rule 6100, which provides the framework for how the PCAOB fulfils its responsibilities under the HFCA Act. In addition, the PCAOB’s report also identified the specific registered public accounting firms which are subject to the PCAOB’s determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in China. Our auditor, WWC, P.C., is headquartered in California, and was not identified in the report as a firm subject to the PCAOB’s determination.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. Nevertheless, uncertainties still exist as to how the Statement of Protocol will be implemented and whether the applicable parties will comply with the framework. More than 30 PCAOB staff members conducted on-site inspections and investigations in Hong Kong, reviewing thousands of pages of documents, conducting interviews and taking testimony over a nine-week period from September to November 2022.
On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was signed into law to amend the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor of a PRC target company because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause the securities of the combined company to be delisted from the stock exchange.
In the event that we complete a business combination with a company with substantial operations in China and PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, it could cause us to fail to be in compliance with U.S. securities laws and regulations, we could cease to be listed on a U.S. securities exchange, and U.S. trading of our shares could be prohibited under the HFCAA. Any of these actions, or uncertainties in the market about the possibility of such actions, could adversely affect our prospects to successfully complete a business combination with a China-based company, our access to the U.S. capital markets and the price of our shares.
Future developments in respect of increase U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.
Other developments in U.S. laws and regulatory environment, including but not limited to executive orders such as Executive Order (E.O.) 13959, “Addressing the Threat from Securities Investments That Finance Communist Chinese Military Companies,” may further restrict our ability to complete a business combination with certain China-based businesses.
Compliance with the PRC Antitrust law may limit our ability to effect our initial business combination.
The PRC Antitrust Law became effective on August 1, 2008. The government authorities in charge of antitrust matters in China are the Antitrust Commission and other antitrust authorities under the State Council. The PRC Antitrust Law regulates (1) monopoly agreements, including decisions or actions in concert that preclude or impede competition, entered into by business operators; (2) abuse of dominant market position by business operators; and (3) concentration of business operators that may have the effect of precluding or impeding competition. To implement the PRC Antitrust Law, in 2008, the State Council formulated the regulations that require filing of concentration of business operators, pursuant to which concentration of business operators refers to (1) merger with other business operators; (2) gaining control over other business operators through acquisition of equity interest or assets of other business operators; and (3) gaining control over other business operators through exerting influence on other business operators through contracts or other means. In 2009, the Ministry of Commerce, to which the Antitrust Commission is affiliated, promulgated the Measures for Filing of Concentration of Business Operators (amended by the Guidelines for Filing of Concentration of Business Operators in 2014), which set forth the criteria of concentration and the requirement of miscellaneous documents for the purpose of filing. The business combination we contemplate may be considered the concentration of business operators, and to the extent required by the PRC Antitrust Law and the criteria established by the State Council, we must file with the antitrust authority under the PRC State Council prior to conducting the contemplated business combination. If the antitrust authority decides not to further investigate whether the contemplated business combination has the effect of precluding or impeding competition or fails to make a decision within 30 days from receipt of relevant materials, we may proceed to consummate the contemplated business combination. If antitrust authority decides to prohibit the contemplated business combination after further investigation, we must terminate such business combination and would then be forced to either attempt to complete a new business combination if it was prior to 15 wait months from the closing of this offering or we would be required to return any amounts which were held in the trust account to our shareholders. When we evaluate a potential business combination, we will consider the need to comply with the PRC Antitrust Law and other relevant regulations which may limit our ability to effect an acquisition or may result in our modifying or not pursuing a particular transaction.
Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.
The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.
Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC corporate income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.
In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC corporate income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.
We may face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC corporate income tax law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.
We believe that the approval of the CSRC is not required in connection with this offering; however, if such approval is required, we cannot predict whether we will be able to obtain such approval.
The M&A Regulations adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
We believe the CSRC’s approval is not required for the listing and trading of our securities on Nasdaq in the context of this offering, given that we are a British Virgin Islands company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.
However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for our business combination or future offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for the business combination or future offering. These sanctions may include fines and penalties on operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.
Uncertainties with respect to the PRC legal system could adversely affect us and substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact our ability to pursue an acquisition in China.
Our sponsor and its affiliate(s) as well as our Chief Executive Officer, Chief Financial Officer and Chairman, Mr. Claudius Tsang are located in or have significant ties to China, and we may seek to acquire a company that is based in China in an initial business combination. The uncertainties in the interpretation and enforcement of PRC laws, rules and regulations would apply to us if we were to acquire a company that is based in China regardless of whether we have a VIE structure or direct ownership structure post-business combination. Because of such ties to China, we may be governed by PRC laws and regulations. PRC companies and variable interests entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.
Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations and become the legal foundation for foreign investment in the PRC. Meanwhile, the Implementation Regulation of the Foreign Investment Law and the Measures for Reporting of Information on Foreign Investment came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law.
The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors or foreign-invested enterprises are required to submit initial report, report of changes, report of deregistration and annual report relating to their investments to the Ministry of Commerce, or MOFCOM, or its local branches.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any loans to PRC subsidiaries are subject to PRC regulations. For example, loans by us to subsidiaries in China, which are foreign invested entities (“FIEs”), to finance their activities cannot exceed statutory limits and must be registered with SAFE. On March 30, 2015, SAFE promulgated Hui Fa [2015] No.19, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB. The foreign exchange capital, for which the monetary contribution has been confirmed by the foreign exchange authorities (or for which the monetary contribution has been registered for account entry) in the capital account of a foreign- invested enterprise may be settled at a bank as required by the enterprise’s actual management needs. Foreign- invested enterprises with investment as their main business (including foreign-oriented companies, foreign- invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to, under the premise of authenticity and compliance of their domestic investment projects, carry out based on their actual investment scales direct settlement of foreign exchange capital or transfer the RMB funds in the foreign exchange settlement account for pending payment to the invested enterprises’ accounts.
On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.
Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.
We may also decide to finance the PRC target company’s subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart, which usually takes no more than 30 working days to complete. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to the PRC target company’s subsidiaries. If we fail to receive such approvals, we will not be able to capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on us and/or a PRC target company’s business and results of operations we may pursue as an acquisition target in the future.
If our initial business combination target is a PRC company with operations in China, its business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.
The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, the PRC target company’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for the PRC target company’s products and services and materially and adversely affect its business and results of operations.
Because some of our officers and directors are residents of China, you may face difficulties in protecting your interests and exercising your rights as a stockholder if we were to conduct substantially all of our operations in China, and our officers and directors currently and will likely reside outside the U.S.
Although we are incorporated in the British Virgin Islands, our initial business combination target may be a PRC company with substantially all of its operations in China. Further, three out of four of our current officers and directors currently reside outside the U.S. Certain members of our management team are residents of China. Claudius Tsang, our Chief Executive Officer, Chief Financial Officer and Chairman, is resident in Hong Kong. China has no arrangement for the reciprocal enforcement of judgments with the United States. PRC courts may only recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. This is reflected in a number of bilateral treaties signed by China, which provide that lack of jurisdiction of the judgment court can be a ground for refusal to enforce the foreign judgment. Further, a foreign judgment cannot be recognized and enforced in China if a Chinese court has rendered a judgment on the same subject matter or recognized and enforced another foreign judgment or arbitral award on the same subject matter. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. China has no treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it may be difficult for investors to effect service of process within the United States upon us or our

Chairman and our directors who are residents of China, or to enforce judgments in China (including Hong Kong and Macau) that are obtained in U.S. courts against us or such individuals, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Even with proper service of process, the enforcement of judgments obtained in U.S. courts or foreign courts based on the civil liability provisions of the U.S. federal securities laws would be extremely difficult given the PRC Civil Procedures Law and the lack of a treaty or principles of reciprocity providing for the recognition and enforcement of U.S. judgments. Furthermore, there would be added costs and issues with bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against us or our officers and directors, and they still may be fruitless. None of our other director nominees disclosed in “Management” is located in China.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.
Governmental control of currency conversion may affect the value of your investment.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Our initial business combination target may be a PRC company with substantially all of its revenues in RMB. In such event, following our initial business combination with a PRC target company, we will be subject to the PRC’s rules and regulations on currency conversion. In the PRC, the SAFE regulates the conversion of the Renminbi into foreign currencies. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands post business combination, we may not be able to pay dividends in foreign currencies to our security- holders.
The PRC laws or regulations may impact the cash flows associated with our initial business combination, including shareholder redemption rights. For example, if any PRC government actions cause a significant delay in our ability to consummate our initial business combination, we might be required to seek shareholder approval to amend our amended and restated memorandum and articles of association in order to extend the time period to complete our initial business combination, which approval may not be received. We currently do not have plans to seek such shareholder approval, but if we do, we will provide public shareholders with the opportunity to redeem their public shares from the trust account in connection with any such vote.
Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based upon U.S. laws, including the federal securities laws or other foreign laws against the combined company and the officers and directors of the company and the combined company if we decide to consummate our initial business combination with a target business based in and primarily operating in China.
There may be difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws. Our offices and directors currently reside outside of the United States. Claudius Tsang, our Chief Executive Officer, Chief Financial Officer, and Chairman, is resident in Hong Kong. None of our other director nominees disclosed in “Management” is located in China. Also, if we decide to consummate our initial business combination with a target business based and primarily operating outside of the United States, it is possible that substantially all or a significant portion of combined company’s assets may be located outside of the United States and some of the combined company’s officers and directors may reside outside of the United States. As a result, it may be difficult to effect service of process upon these officers and directors who reside outside of the United States. Even with the proposed service of process, it may also be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers and directors.
In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against the officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment by us against the officers or directors or the future combined company if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, there would be added costs and issues with bringing an original action in foreign courts against the combined company or the officers and directors to enforce liabilities based upon the U.S. Federal securities laws, and they still may be fruitless.
If we merge with a China-based operating company, then there are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of the PRC entity, and dividends payable by the PRC entity to our offshore entity may not qualify for certain treaty benefits.
Under the PRC Enterprise Income Tax Law (“PRC EIT Law”) and its implementation rules, if following our initial business combination we are a non-resident enterprise, that is, an enterprise lawfully incorporated pursuant to the laws of a foreign country (region) that has an office or premises established in China with no actual management functions performed in China, or an enterprise that has income derived from or accruing in China although it does not have an office or premises in China, will be subject to a withholding tax rate of 10%. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to utilize the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC entity must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, under Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, which took effect on April 1, 2018, a “Beneficial Owner” shall mean a person who has ownership and control over the income and the rights and property from which the income is derived. To determine the “beneficial owner” status of a resident of the treaty counterparty who needs to take advantage of the tax treaty benefits, a comprehensive analysis shall be carried out, taking into account actual conditions of the specific case.
Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or Circular 35. Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.
In addition, in response to the persistent capital outflow in China and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE promulgated a series of capital control measures in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of us to pay dividends or make other kinds of payments to us following our initial business combination could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or any future PRC subsidiaries to liability or penalties, limit our ability to inject capital into any PRC subsidiaries, limit any PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 applies to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.
Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, must register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV must update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change.
If our shareholders who are PRC residents or entities fail to make the required registration or to update the previously filed registration, any PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to any PRC subsidiaries. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015.
Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.
We have requested PRC residents who we know hold direct or indirect interests in us to make the necessary applications, filings and registrations as required under SAFE Circular 37. We believe that most of these shareholders have completed the initial foreign exchange registrations with relevant banks. However, these individuals may not continue to make required filings or updates in a timely manner, or at all.
We may not know the identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, restrict our cross-border investment activities, and limit any PRC subsidiary’s ability to distribute dividends to us. As a result, our business and our ability to make distributions to you could be materially adversely affected.
Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, which may adversely affect our financial condition and results of operations.
If we acquire a PRC domestic company, we or the owners of such company, as the case may be, may not obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Because some of our executive officers and directors are located in or have significant ties to the PRC, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
Certain of our officers and directors are residents of Hong Kong. As a result, legal claims against us or our executive officers and directors may be difficult or impossible for investors to pursue in U.S. courts. Moreover, even if an investor obtains a judgment in a U.S. court against one of our directors or officers, the investor may be unable to enforce such judgment on these directors and officers. It will equally be difficult to effect service of process upon us or those persons inside the PRC. PRC courts may only recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. This is reflected in a number of bilateral treaties signed by the PRC, which provide that lack of jurisdiction of the judgment court can be a ground for refusal. Further, a foreign judgment cannot be recognized and enforced in the PRC if a Chinese court has rendered a judgment on the same subject matter or recognized and enforced another foreign judgment or arbitral award on the same subject matter. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. The PRC has no treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it may be difficult for investors to effect service of process within the United States upon us or our executive officers or directors who are residents of the PRC, or to enforce judgments in the PRC (including Hong Kong and Macau) that are obtained in U.S. courts against us or such individuals, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Even with proper service of process, the enforcement of judgments obtained in U.S. courts or foreign courts based on the civil liability provisions of the U.S. federal securities laws would be extremely difficult given the PRC Civil Procedures Law and the lack of a treaty or principles of reciprocity providing for the recognition and enforcement of U.S. judgments. Furthermore, there would be added costs and issues with bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against us or our officers and directors, and they still may be fruitless.
The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.
On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in emerging markets, including China, and higher risks of fraud in emerging markets.
On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.
On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.
On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. If our auditor cannot be inspected by the PCAOB for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.
On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.
On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.
On December 16, 2021, the SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA. The Company’s auditor is based in the United States and therefore is not affected by this mandate by the PCAOB.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While significant, uncertainties still exist as to how the Statement of Protocol will be implemented and whether the applicable parties will comply with the framework. More than 30 PCAOB staff members conducted on-site inspections and investigations in Hong Kong, reviewing thousands of pages of documents, conducting interviews and taking testimony over a nine-week period from September to November 2022.
On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On December 29, 2022, the AHFCAA was signed into law to amend the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor of a PRC target company because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause the securities of the combined company to be delisted from the stock exchange.
The lack of access to the PCAOB inspection in certain emerging markets prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in those emerging markets. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in certain emerging markets makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of those emerging markets that are subject to the PCAOB inspections, which could cause existing and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
WWC P.C. (“WWC”), our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is subject to inspection by the PCAOB on a regular basis with the last inspection report in November 2021.
While the Company’s auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, it may later be determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction. In addition, if we effect our initial business combination with a business located in the PRC and our new auditor is located in the PRC, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, the work of our new auditor as it relates to those operations may not inspected by the PCAOB. In either case, such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Furthermore, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in certain emerging markets and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.
Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq would delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.
The HFCAA was enacted on December 18, 2020. The HFCAA states that if the SEC determines that an issuer’s audit reports issued by a registered public accounting firm have not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such issuer’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.
Our current auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, Nasdaq would delist our securities, including our units, ordinary shares and rights being offered in this offering, and the SEC would prohibit them from being traded on a national securities exchange or in the over the counter trading market in the U.S. For example, if we effect our initial business combination with a business located in the PRC or

Hong Kong and if our new auditor is located in China or Hong Kong, with operations in and which performs audit operations of registrants in China or Hong Kong, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the relevant authorities, the work of our new auditor as it relates to those operations may not be inspected by the PCAOB (as currently is the case in China and Hong Kong). If our securities are delisted and prohibited from being traded on a national securities exchange or in the over the counter trading market in the U.S. due to the PCAOB not being able to conduct inspections or full investigations of our auditor, it would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with potential delisting and prohibition would have a negative impact on the price of our securities. Also, such delisting and prohibition could significantly affect our ability to raise capital on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition and prospects.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.
On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong, consistent with the HFCAA, and providing that the PCAOB will be required to reassess its determinations by the end of 2022. The HFCAA and related regulations currently do not affect us as our auditor is subject to PCAOB’s inspections and investigations.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of these possible regulations, in addition to the requirements of the HFCAA, are uncertain, and such uncertainty could cause the market price of our securities to be materially and adversely affected. If, for whatever reason, the PCAOB is unable to conduct inspections or full investigations of our auditor, we could be delisted or prohibited from being traded over the counter earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such delisting and prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with potential delisting and prohibition would have a negative impact on the price of our securities. Also, such delisting and prohibition could significantly affect our ability to raise capital on acceptable terms, or at all, which would have a material adverse effect on our business, financial condition and prospects.
Inspections of audit firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of our auditor, investors in our securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would may make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures of our auditor and reported financial information and the quality of our financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
Forward-looking statements in this prospectus may include, for example, statements about:
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our ability to select an appropriate target business or businesses;

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our ability to complete our initial business combination;

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our expectations around the performance of the prospective target business or businesses;

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our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

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our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;

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our potential ability to obtain additional financing to complete our initial business combination;

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our pool of prospective target businesses;

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the adverse impacts of certain events (such as terrorist attacks, natural disasters or a significant outbreak of infectious diseases) on our ability to consummate an initial business combination;

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the ability of our officers and directors to generate a number of potential business combination opportunities;

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our public securities’ potential liquidity and trading;

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the lack of a market for our securities;

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the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

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the trust account not being subject to claims of third parties; or

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our financial performance following this offering.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. Although we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
USE OF PROCEEDS
We are offering 20,000,000 units at an offering price of $10.00 per unit. We estimate that the net proceeds of this offering together with the funds we will receive from the sale of the private placement warrants will be used as set forth in the following table.
	Without Over-allotment Option	Over-allotment Option Exercised
Gross proceeds
Gross proceeds from units offered to public(1)	$200,000,000	$230,000,000
Gross proceeds from private placement warrants offered in the private placement	$7,100,000	$7,250,000
Total gross proceeds	$207,100,000	$237,250,000
Offering expenses(2)
Underwriting commissions (2.0% of gross proceeds from units offered to public, excluding any proceeds from units sold pursuant to the over-allotment option and excluding deferred portion)(3)	$4,000,000	$4,000,000
Legal fees and expenses	300,000	300,000
Printing and engraving expenses	40,000	40,000
Trustee fees and expenses	40,000	40,000
Accounting fees and expenses	50,000	50,000
SEC/FINRA expenses	108,306	108,306
Travel and road show expenses	7,000	7,000
Nasdaq listing fees	85,000	85,000
Miscellaneous	219,694	219,694
Total offering expenses (other than underwriting commissions)	$850,000	$850,000
Proceeds after offering expenses	$202,250,000	$232,400,000
Held in trust account(3)	$201,000,000	$231,150,000
% of public offering size	100.5%	100.5%
Not held in trust account	$1,250,000	$1,250,000
The following table shows the use of the approximately $1,175,000 of net proceeds not held in the trust account(4)
	Amount	% of Total
Accounting, due diligence, travel, and other expenses in connection with any business combination	$350,000	28.0%
Legal and accounting fees related to regulatory reporting obligations	175,000	14.0%
Nasdaq and other regulatory fees	81,000	6.5%
Directors’ and officers’ liability insurance(6)	375,000	30.0%
Working capital to cover miscellaneous	269,000	21.5%
Total	$1,250,000	100%

(1)
Includes amounts payable to public shareholders who properly redeem their shares in connection with our successful completion of our initial business combination.

(2)
A portion of the offering expenses have been paid from the proceeds of loans from our sponsor of up to $300,000 as described in this prospectus. These loans will be repaid upon completion of this offering out of the $850,000 of offering proceeds that has been allocated for the payment of offering expenses other than underwriting commissions. In the event that offering expenses are less than set forth in this table, any such amounts will be used for post-closing working capital expenses.
(3)
The underwriters have agreed to defer underwriting commissions equal to $0.35 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.55 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $7,000,000 in the aggregate or up to $8,650,000 in the aggregate if the underwriters’ over-allotment option is exercised in full. Upon completion of our initial business combination, $7,000,000, which constitutes the underwriters’ deferred commissions (or $8,650,000 if the underwriters’ option to purchase additional units is exercised in full) will be paid to the underwriters from the funds held in the trust account, and the remaining funds, less amounts released to the trustee to pay redeeming shareholders, will be released to us and can be used to pay all or a portion of the purchase price of the business or businesses with which our initial business combination occurs or for general corporate purposes, including payment of principal or interest on indebtedness incurred in connection with our initial business combination, to fund the purchases of other companies, or for working capital. The underwriters will not be entitled to any interest accrued on the deferred underwriting discounts and commissions.

(4)
These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our initial business combination based upon the level of complexity of such business combination. In the event we identify a business combination target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would not be available for our expenses. The amount in the table above does not include interest available to us from the trust account.

(5)
Nasdaq rules provide that at least 90% of the gross proceeds from this offering and the sale of the private placement warrants be deposited in a trust account. Of the $202,250,000 in gross proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, or $232,400,000 if the underwriters’ over-allotment option is exercised in full, $201,000,000 ($10.05 per unit), or $231,150,000 if the underwriters’ over-allotment option is exercised in full ($10.05 per unit), will be placed in a U.S. based trust account with Continental Stock Transfer & Trust Company acting as trustee, after deducting $4,000,000 in underwriting discounts and commissions payable upon the closing of this offering and an aggregate of $2,000,000 to pay fees and expenses in connection with the closing of this offering and for working capital following the closing of this offering. The proceeds held in the trust account will initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. We expect that the interest earned on the trust account will be sufficient to pay income taxes. We will not be permitted to withdraw any of the principal or interest held in the trust account, except for the withdrawal of interest to pay our taxes and up to $100,000 to pay dissolution expenses, as applicable, if any, until the earliest of (i) the completion of our initial business combination, (ii) the redemption of our public shares if we are unable to complete our initial business combination within the completion window, subject to applicable law, or (iii) the redemption of our public shares properly submitted in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity.

(6)
This amount represents the approximate amount of annual director and officer liability insurance premiums the registrant anticipates paying following the completion of its initial public offering and until it completes a business combination.

The net proceeds released to us from the trust account upon the closing of our initial business combination may be used as consideration to pay the sellers of a target business with which we complete our initial business combination. If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination, we may use the balance of the cash released from the trust account following the closing for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. There is no limitation on our ability to raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of this offering. However, our amended and restated memorandum and articles of association provides that, following this offering and prior to the consummation of our initial business combination, except in connection with the conversion of Class B ordinary shares into Class A ordinary shares where the holders of such shares have waived any rights to receive funds from the trust account, we will be prohibited from issuing additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with public shares on any initial business combination.
We believe that amounts not held in trust will be sufficient to pay the costs and expenses to which such proceeds are allocated that are payable prior to the closing of our initial business combination. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination that are payable is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. If we are required to seek additional capital, we could seek such additional capital through loans or additional investments from our sponsor, members of our management team or any of their affiliates, but such persons are not under any obligation to advance funds to, or invest in, us.
Prior to the closing of this offering, our sponsor has agreed to loan us up to $300,000 to be used for a portion of the expenses of this offering. These loans are non-interest bearing, unsecured and are due at the earlier of (i) June 30, 2025, and (ii) the closing of this offering, or (iii) the date which the company determines not to conduct this offering. The loan will be repaid upon the closing of this offering out of the $1,250,000 of offering proceeds that has been allocated to the payment of offering expenses.
In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use amounts held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.
We have until the date that is 24 months from the closing of this offering or until such earlier liquidation date as our board of directors may approve, to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination. If we seek shareholder approval for an extension, holders of public shares will be offered an opportunity to redeem their shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein.
DIVIDEND POLICY
We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time and we will only pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under British Virgin Islands Law. In addition, our board of directors is not currently contemplating and does not anticipate declaring any share capitalizations in the foreseeable future. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

DILUTION
The difference between the public offering price per unit and the NTBV per Class A ordinary share after this offering constitutes the dilution to investors in this offering. NTBV per share is determined by dividing our NTBV, which is our total tangible assets less total liabilities (including the value of Class A ordinary shares that may be redeemed for cash), by the number of outstanding Class A ordinary shares.
The below calculations (A) assume that (i) no ordinary shares are issued to shareholders of a potential business combination target as consideration or issuable by a combined company, for instance under an equity or employee share purchase plan, (ii) no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that we may seek in connection with an initial business combination, (iii) no working capital loans are converted into private placement warrants, as further described in this prospectus and (iv) no value is attributed to the warrants (however, we may need to issue ordinary shares or convertible equity or debt securities in the circumstances described above, as we intend to target an initial business combination with a target company whose enterprise value is greater than the net proceeds of the offering and the sale of private placement warrants) and (B) assume the issuance of 20,000,000 Class A ordinary shares (or 23,000,000 Class A ordinary shares if the over-allotment option is exercised in full) and 5,750,000 founder shares (up to 750,000 of which are assumed to be forfeited in the scenario in which the over-allotment option is not exercised in full). Such calculations do not reflect any dilution associated with the exercise of warrants as the warrants are accounted for as equity and are only exercisable following the consummation of our initial business combination. The assumed exercise of the warrants would cause the actual dilution to the public shareholders to be higher, particularly where a cashless exercise is utilized. Further, the issuance of additional ordinary or preference shares may significantly dilute the equity interest of public shareholders, which dilution would even further increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares.
The following table illustrates the difference between the public offering price per unit and our NTBV per share, as adjusted to give effect to this offering and assuming redemption of our public shares at varying levels and the full exercise and no exercise of the over-allotment option:
As of September 30, 2024
Offering Price of $10.00 per Unit	25% of Maximum Redemption		50% of Maximum Redemption		75% of Maximum Redemption		Maximum Redemption
NTBV	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming Full Exercise of Over-Allotment Option
$7.78	$7.21	$2.79	$6.26	$3.74	$4.36	$5.64	$(1.32)	$11.32
Assuming No Exercise of Over-Allotment Option
$7.79	$7.23	$2.77	$6.28	$3.72	$4.40	$5.60	$(1.25)	$11.25

For each of the redemption scenarios above, the NTBV was calculated as follows:
	No Redemptions		25% of Maximum Redemptions		50% of Maximum Redemptions		75% of Maximum Redemptions		Maximum Redemptions
	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment
Public offering price	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00
Net tangible book deficit before this offering	(0.04)	(0.04)	(0.04)	(0.04)	(0.04)	(0.04)	(0.04)	(0.04)	(0.04)	(0.04)
Increase attributable to public shareholders	7.82	7.83	7.25	7.27	6.30	6.32	4.40	4.44	(1.28)	(1.21)
Pro forms net tangible book value after this offering and the sale of the private placement warrants	7.78	7.79	7.21	7.23	6.26	6.28	4.36	4.40	(1.32)	(1.25)
Dilution to public shareholders	$2.22	$2.21	$2.79	$2.77	$3.74	$3.72	$5.64	$5.60	$11.32	$11.25
Percentage of dilution to public shareholders	22.20%	22.10%	27.90%	27.70%	37.40%	37.20%	56.40%	56.00%	113.20%	112.50%
	No Redemptions		25% of Maximum Redemptions		50% of Maximum Redemptions		75% of Maximum Redemptions		Maximum Redemptions
	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment
Numerator:
Net tangible book deficit before this offering	$(215,645)	$(215,645)	$(215,645)	$(215,645)	$(215,645)	$(215,645)	$(215,645)	$(215,645)	$(215,645)	$(215,645)
Net proceeds from this offering and the sale of the private placement warrants(1)	232,400,000	202,250,000	232,400,000	202,250,000	232,400,000	202,250,000	232,400,000	202,250,000	232,400,000	202,250,000
Plus: Offering costs accrued for or paid in advance, excluded from tangible book value	12,817	12,817	12,817	12,817	12,817	12,817	12,817	12,817	12,817	12,817
Less: Deferred underwriting commissions	(8,650,000)	(7,000,000)	(8,650,000)	(7,000,000)	(8,650,000)	(7,000,000)	(8,650,000)	(7,000,000)	(8,650,000)	(7,000,000)
Less: Overallotment liability	—	(274,765)	—	(274,765)	—	(274,765)	—	(274,765)	—	(274,765)
Less: Amounts paid for redemptions(2)	—	—	(57,787,500)	(50,250,000)	(115,575,000)	(100,500,000)	(173,362,500)	(150,750,000)	(231,150,000)	(201,000,000)
	$223,547,172	$194,772,407	$165,759,672	$144,522,407	$107,972,172	$94,272,407	$50,184,672	$44,022,407	$(7,602,828)	$(6,227,593)
Denominator:
Ordinary shares outstanding prior to this offering	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000	5,750,000
Ordinary shares forfeited if over-allotment is not exercised	—	(750,000)	—	(750,000)	—	(750,000)	—	(750,000)	—	(750,000)
Ordinary shares offered and sale of private placement shares	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000	23,000,000	20,000,000
Less: Ordinary shares redeemed	—	—	(5,750,000)	(5,000,000)	(11,500,000)	(11,500,000)	(17,250,000)	(15,000,000)	(23,000,000)	(20,000,000)
	28,750,000	25,000,000	23,000,000	20,000,000	17,250,000	15,000,000	11,500,000	10,000,000	5,750,000	5,000,000

(1)
Expenses applied against gross proceeds include offering expenses of approximately $850,000 and underwriting commissions of $0.20 per unit (including any units sold pursuant to the underwriters’ option to purchase additional units), or $4,000,000 in the aggregate, payable to Cantor, Fitzgerald & Co (excluding deferred underwriting commissions). See “Use of Proceeds.”

(2)
Upon the consummation of our initial business combination, the deferred underwriting commissions would be paid as follows:

$0.35 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.55 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $7,000,000 in the aggregate or up to $8,650,000 in the aggregate if the underwriters’ over-allotment option is exercised in full payable to Cantor, Fitzgerald & Co, for deferred underwriting commissions. See also “Underwriting” for a description of compensation and other items of value payable to the underwriters.
(3)
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholders, directors, officers, or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. In the event of any such purchases of our shares prior to the completion of our initial business combination, the number of ordinary shares subject to redemption will be reduced by the amount of any such purchases, increasing the pro forma net tangible book value per share. See “Proposed Business — Effecting Our Initial Business Combination — Permitted Purchases of Our Securities.”

CAPITALIZATION
The following table sets forth our capitalization at September 30, 2024, and as adjusted to give effect to the filing of our amended and restated memorandum and articles of association, the sale of our units in this offering and the sale of the private placement warrants and the application of the estimated net proceeds derived from the sale of such securities, assuming no exercise by the underwriters of their over-allotment option:
	September 30, 2024
	Actual	As Adjusted
Notes payable to related party(1)	$161,480	$—
Accrued expenses	54,165	—
Deferred underwriting commissions	—	7,000,000
Class A ordinary shares, subject to redemption, 500,000,000 shares authorized; 0 and 20,000,000 shares which are subject to possible redemption, actual and as adjusted, respectively(2)	—	201,000,000
Over-allotment liability	—	274,765
Preference shares, no par value; 5,000,000 shares authorized; none issued and outstanding, actual and as adjusted, respectively	—	—
Class B ordinary shares, no par value, 50,000,000 shares authorized, 5,750,000 and 5,000,000 shares issued and outstanding, actual and as adjusted, respectively(3)	—	—
Additional paid-in capital	25,000	—
Accumulated deficit	(227,828)	(6,227,593)
Total shareholder’s deficit	$(202,828)	$(6,227,593)
Total capitalization	$12,817	$202,047,172

(1)
Our sponsor may loan us up to $300,000 under an unsecured promissory note to be used for a portion of the expenses of this offering. The “as adjusted” information gives effect to the repayment of any loans received from our sponsor out of the proceeds from this offering and the sale of the private placement warrants. As of September 30, 2024, we had borrowed $161,480 under the promissory note with our sponsor.

(2)
Upon the completion of our initial business combination, we will provide our public shareholders with the opportunity to redeem their public shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, for cash at a per share price equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, subject to any limitations (including, but not limited to, cash requirements) created by the terms of the proposed business combination.

(3)
Actual share amount is prior to any forfeiture of founder shares and as adjusted amount assumes no exercise of the underwriters’ over-allotment option and forfeiture of an aggregate of 750,000 founder shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
We are a blank check company incorporated on November 9, 2022 as a British Virgin Islands business company with limited liability and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the private placement warrants, the proceeds of the sale of our securities in connection with our initial business combination (including pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, other securities issuances, or a combination of the foregoing.
The issuance of additional shares in connection with a business combination to the owners of the target or other investors:
•
may significantly dilute the equity interest of investors in this offering, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;

•
may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

•
could cause a change in control if a substantial number of our Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•
may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•
may adversely affect prevailing market prices for our Class A ordinary shares and/or warrants.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of a target, it could result in:
•
default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•
our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•
our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•
limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•
increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, at September 30, 2024, we had no cash and deferred offering costs. Further, we expect to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to raise capital or to complete our initial business combination will be successful.
Results of Operations and Known Trends or Future Events
We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after this offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of this offering.
Liquidity and Capital Resources
Our liquidity needs have been satisfied prior to the completion of this offering through $25,000 paid by the sponsor to cover certain of our offering and formation costs in exchange for the issuance of the founder shares to our sponsor and $300,000 in loans from our sponsor.
We estimate that the net proceeds from the sale of the units in this offering and the sale of the private placement warrants for an aggregate purchase price of $7,100,000 (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), after deducting offering expenses of approximately $850,000 and underwriting commissions of $4,000,000 (excluding deferred underwriting commissions of $7,000,000, or $8,650,000 if the underwriters’ over-allotment option is exercised in full), will be $202,250,000 (or $232,400,000 if the underwriters’ over-allotment option is exercised in full). $201,000,000 (or $231,150,000 if the underwriters’ over-allotment option is exercised in full) will be held in the trust account, which includes the deferred underwriting commissions described above. The proceeds held in the trust account will initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. The remaining approximately $1,250,000 will not be held in the trust account. In the event that our offering expenses exceed our estimate of $850,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $850,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.
We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (excluding deferred underwriting commissions). We may withdraw interest to pay our taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account. We expect the interest earned on the amount in the trust account will be sufficient to pay our income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
Prior to the completion of our initial business combination, we will have available to us the approximately $1,250,000 of proceeds held outside the trust account (assuming our offering expenses are as expected). We will use these funds to primarily identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.
We do not believe we will need to raise additional funds following this offering in order to meet the expenditures required for operating our business prior to our initial business combination. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use amounts held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.
We expect our primary liquidity requirements during that period to include approximately $350,000 for legal, accounting, due diligence, travel and other expenses associated with structuring, negotiating and documenting successful business combinations; $175,000 for legal and accounting fees related to regulatory reporting requirements; $81,000 for Nasdaq and other regulatory fees; approximately $375,000 for directors’ and officers’ liability insurance; and approximately $269,000 for general working capital that will be used for miscellaneous expenses and reserves.
These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.
Moreover, we may need to obtain additional financing to complete our initial business combination, either because the transaction requires more cash than is available from the proceeds held in our trust account or because we become obligated to redeem a significant number of our public shares upon completion of the business combination, in which case we may issue additional securities or incur debt in connection with such business combination. If we raise additional funds through equity or convertible debt issuances, our public shareholders may suffer significant dilution and these securities could have rights that rank senior to our public shares. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to our equity securities and could contain covenants that restrict our operations. Further, as described above, due to the anti-dilution rights of our founder shares, our public shareholders may incur material dilution. In addition, we intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of this offering and the sale of the private placement warrants, and, as a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemptions by public shareholders, we may be required to seek additional financing to complete such proposed initial business combination. We may also obtain financing prior to the closing of our initial business combination to fund our working capital needs and transaction costs in connection with our search for and completion of our initial business combination. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of this offering. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
Deferred Offering Costs
Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to this offering and that will be charged to shareholder’s equity upon the completion of this offering. Should this offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations.
Controls and Procedures
We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2025. Only in the event that we are deemed to be a large accelerated filer or an accelerated filer and no longer an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.
Prior to the closing of this offering, we have not completed an assessment, nor has our independent registered public accounting firm tested our systems, of internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary in order to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Many small and mid-sized target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:
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staffing for financial, accounting and external reporting areas, including segregation of duties;

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reconciliation of accounts;

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proper recording of expenses and liabilities in the period to which they relate;

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evidence of internal review and approval of accounting transactions;

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documentation of processes, assumptions and conclusions underlying significant estimates; and

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documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.

Once our management’s report on internal controls is complete, we will retain our independent registered public accounting firm to audit and render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. The independent registered public accounting firm may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.
Quantitative and Qualitative Disclosures about Market Risk
The net proceeds of this offering and the sale of the private placement warrants held in the trust account will initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.
Related Party Transactions
On November 9, 2022, we issued to our sponsor 3,737,500 Class B ordinary shares as founder shares for an aggregate purchase price of $25,000, or approximately $0.0067 per share. On October 2, 2024, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for 5,750,000 founder shares, and subsequently 3,737,500 of the founder shares were repurchased by the Company for an aggregate purchase price of $25,000.
The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 23,000,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent 20% of the outstanding shares after this offering. Our public shareholders may incur material dilution due to such anti-dilution adjustments that result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. Up to 750,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised. If we increase or decrease the size of the offering, we will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares at 20% of our issued and outstanding ordinary shares upon the consummation of this offering.
Our sponsor and Cantor Fitzgerald & Co. have committed to purchase an aggregate of 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. Of those 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), our sponsor has agreed to purchase 5,100,000 warrants (or 5,250,000 private placement warrants if the underwriters’ over-allotment option is exercised in full) and Cantor Fitzgerald & Co. has agreed to purchase 2,000,000 warrants. The private placement warrants will also be worthless if we do not complete our initial business combination. The private placement warrants will be identical to the warrants sold in this offering except that, so long as they are held by our sponsor or its permitted transferees, the private placement warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (ii) will be entitled to registration rights, (iii) with respect to private placement warrants held by Cantor Fitzgerald & Co. and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8), (iv) they will not be redeemable by us, and (v) they may be exercised by the holders on a cashless basis.
Prior to or in connection with the completion of our initial business combination, there may be payment by the company to our sponsor, officers, directors, or our or their affiliates, of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account.
Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.
Prior to the closing of this offering, our sponsor may loan us funds in an aggregate amount of up to $300,000 to be used for a portion of the expenses of this offering. These loans would be non-interest bearing, unsecured and are due at the earlier of (i) June 30, 2025, and (ii) the closing of this offering, or (iii) the date which the company determines not to conduct this offering. As of September 30, 2024, we had borrowed $161,480 under the promissory note with our sponsor.
In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use amounts held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.
Any of the foregoing payments to our sponsor, repayments of loans from our sponsor or repayments of working capital loans prior to our initial business combination will be made using funds held outside the trust account.
After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
We have entered into a registration rights agreement with respect to the founder shares and private placement warrants, which is described under the heading “Principal Shareholders — Registration Rights.”
Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results
As of September 30, 2024, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have not conducted any operations to date.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the report of the independent registered public accounting firm providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier.

PROPOSED BUSINESS
Introduction
We are a blank check company incorporated on November 9, 2022 as a British Virgin Islands business company with limited liability and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.
We currently intend to concentrate our efforts on companies in the leisure and entertainment sectors but we are not required to complete our initial business combination with a business in these industries. As a result, we may pursue a business combination outside of these industries. We expect to pursue both domestic and global businesses.
Business Strategy
We will seek to capitalize on the experience and networks of the members of our management team: Mr. Claudius Tsang, Mr. Ashley Bancroft, Mr. Nathan Pau and Ms. Tracy Hui Yin Choi to identify, evaluate and acquire a target business. Our management team consists of professionals who have significant experience in both public and private companies. Members of our management also have experience in sourcing and evaluating potential investment opportunities as well as deal negotiation, corporate finance, business operation and management. We have developed a proprietary network of relationships with business leaders, investors and intermediaries that we believe can generate deal flow for us. However, our management team’s past performance is not an assurance that we will be able to identify an appropriate candidate for our initial business combination or achieve success with respect to the business combination we intend to consummate.
We may pursue an initial business combination in any business or industry. There is no restriction on the geographic location for our target search, and it is our intent to pursue targets globally. Although we intend to initially pursue prospective targets that are in the leisure and entertainment sector, which we believe have an optimistic growth trajectory, we are not required to complete our initial business combination with a business in these industries and, as a result, we may pursue a business combination outside of these industries. If we elect to pursue an investment outside of our director and management team’s expertise, our management and directors’ experience may not be directly applicable to its evaluation of the target company, and the information contained in this prospectus regarding that industry might not be relevant to an understanding of the business that we elect to acquire. Despite the competitive advantages we believe we have, we remain subject to significant competition with respect to identifying and executing an acquisition transaction. Furthermore, none of our directors or management team is obligated to remain with the company after an acquisition transaction, and we cannot provide assurance that the resignation or retention of our current directors or management will be a term or condition in any agreement relating to an acquisition transaction.
We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other SPACs and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Such competition may reduce the number of potential acquisition targets available to us and negatively impact the acquisition terms that we are able to negotiate. For additional information, see “Risk Factors — Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.” on page [59].

Our Founder’s Experience
We are led by Mr. Claudius Tsang, who led Model Performance Acquisition Corp (“MPAC”), A SPAC I Acquisition Corp (“ASCA”), A SPAC II Acquisition Corp (“ASCB”) and JVSPAC Acquisition Corp (“JVSA”). On January 4, 2023, MPAC announced that it had closed its business combination with MMV. Mr. Tsang managed MPAC through an initial business combination with Multimetaverse Inc. (Nasdaq: MMV) at a valuation of $300 million. MMV is an animation and entertainment company based in China. On April 4, 2024, ASCA completed its initial business combination with NewGenIVF Limited (Nasdaq: NIVF) at a valuation of $50 million. NIVF is an assisted reproductive services (“ARS”) provider in Asia Pacific. JVSA (Nasdaq: JVSA) signed a merger agreement on April 8, 2024 with Hotel101 Global Ptd. Ltd, a hotel prop-tech operator, at a valuation of $2.3 billion.
Mr. Tsang also contributed to the organization of A SPAC II Acquisition Corp (Nasdaq: ASCB), which is currently seeking to effect a business combination with prospective targets in the New Economy sector with a preference for companies that promote ESG principles. Mr. Tsang has also served as the Director and Chief Executive Officer of A SPAC (HK) Acquisition Corp, a SPAC incorporated for the purposes of effecting a business combination, since February 2022 and March 2022, respectively. A SPAC (HK) Acquisition Corp has discontinued its listing process and there is no intention to further pursue the listing.
Past performance of our management team or their affiliates is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we will be able to identify a suitable candidate for our initial business combination. You should not rely on the historical performance record of our management team or their affiliates as indicative of our future performance. Our officers and directors may have conflicts of interest with other entities to which they owe fiduciary or contractual obligations with respect to initial business combination opportunities. For a list of our officers and directors and entities for which a conflict of interest may or does exist between such persons and us, please refer to the table and subsequent explanatory paragraph under “Management — Conflicts of Interest.”
Our Management Team
Mr. Claudius Tsang has served as our Chief Executive Officer, Chief Financial Officer and Chairman since November 2022. Mr. Tsang has over 20 years of experience in capital markets, with a strong track record of success in private equity, M&A transactions, and PIPE investments. Since 2022, Mr. Tsang has been the non-executive director of Unity Group Holdings International Limited (SEHK:1539), a publicly listed investment company engages in the leasing and trading of energy-saving products in Hong Kong. In 2022, Unity Group faced financial challenges and implemented a scheme of arrangement to restructure its debt. Following a series of restructuring actions completed in June 2023, Unity Group is solvent with a positive shareholders’ equity and has resumed normal business operation. During his 15-year career at Templeton from 2005 to 2007 and from 2008 to 2020, Mr. Tsang served in various positions, including Co-head of Private Equity (North Asia) at Templeton Asset Management Limited and a Partner of Templeton Private Equity Partners, Partner, Senior Executive Director, and Vice President. Mr. Tsang was responsible for the overall investment, management, and operations activities of Templeton Private Equity Partners in North Asia. His role encompassed overseeing the analysis and evaluation of opportunities for strategic equity investments in Asia. From July 2007 to May 2008, Mr. Tsang joined Lehman Brothers, where he managed private equity projects in Hong Kong, China, Taiwan and the United States. Mr. Tsang served as the Chief Executive Officer and Chairman of Model Performance Acquisition Corp. from March 2021 and July 2021 respectively, until it closed its business combination with MultiMetaVerse Inc. in January 2023. He has served, since September 2021, as the Chief Executive Officer, and since July 2024, as the Chief Financial Officer and Chairman of A SPAC III Acquisition Corp. He previously served as the Chief Executive Officer and in June 2021 became the Chief Financial Officer of JVSPAC Acquisition Corp. Mr. Tsang has served, from April 2021, as the Chief Executive Officer, and from July 2021, as the Chairman and Chief Financial Officer of A SPAC I Acquisition Corp, until it closed its business combination with NewGenIvf Group Limited in April 2024. He has served as the Chief Financial Officer of A SPAC II Acquisition Corp since July 2021 and as the Director and Chief Executive Officer of A SPAC (HK) Acquisition Corp since February 2022 and March 2022, respectively. From February 2024 to July 2024, Mr. Tsang served as a director of International Media Acquisition Corp. Mr. Tsang served as a director of the CFA Society of Hong Kong from 2013 to 2019. Mr. Tsang obtained a postgraduate certificate in sustainable business from the

University of Cambridge in 2023, a Master of Business Administration from the University of Chicago Booth School of Business in 2017, a bachelor’s degree in law from Tsinghua University in 2005, and a bachelor’s degree in engineering from the Chinese University of Hong Kong in 1998. Mr. Tsang is also a CFA charter holder and a Certified ESG Analyst (CESGA) certification holder. We believe that Mr. Tsang is qualified to serve on our board of directors based on his experience and expertise.
Mr. Ashley Bancroft will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Mr. Bancroft is a practicing Chartered Accountant and since September 2019 he has served as a Partner of H&Hendricks LLP in London, United Kingdom. He is responsible for developing client partnerships, advising on the transformation and positioning of businesses and assisting in the preparation of business models, business plans, and investment memorandums. Since July 2019, Mr. Bancroft has also served as an Interim Finance Director/Advisory Board Member of JAJA Capital Ltd, a family office based in the Isle of Man, where he is advises on strategy, financial management and governance for portfolio company investments. Mr. Bancroft has served multiple roles at ICTS (UK) Limited, including Managing Director, UK & Ireland and Financial Director, UK & Ireland from 2015 to 2019 and 2011 to 2014, respectively. He previously served as Interim Head of Finance, UK & Ireland in 2010, and Finance Manager, UK & Ireland from 2008 to 2010. From 2005 to 2008, he served as Group Accountant/Interim Financial Controller at WSP Global Inc in London, United Kingdom. Mr. Bancroft obtained a Master of Business Administration from the University of Chicago Booth School of Business in 2017, and Postgraduate Diploma in Strategy & Innovation (PGDip) from Saïd Business School, University of Oxford in 2015. He is a Chartered Director and Fellow at the Institute of Directors (CDir) since 2019, an Associate of the Institute of Chartered Accountants in England & Wales (ACA) since 2018, an Associate Member of the Association of Corporate Treasurers (AMCT) since 2012, and a Fellow of the Association of Chartered Certified Accountants (FCCA) since 2008. We believe that Mr. Bancroft is qualified to serve on our board of directors based on his extensive background in financial management and strategic advisory roles.
Mr. Nathan Pau will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Since March 2023, Mr. Pau has served as Senior Financial & System Accountant at Sigma Healthcare Limited in Melbourne, Australia. He is responsible for preparing and reviewing of statutory financial statements, balance sheet reconciliations, and facilitating month end processes. From May 2022 to March 2023, he served as Audit Manager at Deloitte Touche Tohmatsu in Melbourne, Australia. During his tenure, he was involved in leading and managing engagements, project budgeting and planning, and servicing clients from various industries such as healthcare, education service providers, hospitality, agriculture and manufacturing. He previously served as Audit Manager at Deloitte Touch Tohmatsu in Hong Kong from April 2018 to May 2022. From January 2016 to March 2018, Mr. Pau has served as Audit Senior (II) at Crowe (HK) CPA Limited. From June 2014 to October 2015, Mr. Pau has served as Audit associate (II) at Vision A.S. CPA Limited. He obtained a Bachelor of Commerce from Deakin University in Melbourne, Australia, in 2013. He is a qualified CPA and member of CPA Australia since 2014. We believe that Mr. Pau is qualified to serve on our board of directors based on his experience in financial accounting, auditing and management.
Ms. Tracy Hui Yin Choi will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Since January 2019, Ms. Choi has served as Senior Financial Auditor (Financial Compliance) for LA Care Health Plan. She is responsible for leading financial audits for contracted health plans and medical providers and overseeing compliance and monitoring performance of plan partners and contracted medical groups. She previously served as Senior Financial Analyst (MPSS) at LA Care Health Plan from December 2017 to January 2019, where she managed the recording and reconciliation of MCLA and supplemental benefits revenue from the State, and delivered financial analysis for executive review. Ms. Choi served as Senior Accountant in multiple firms, including Apex System Inc. in 2017, Blue Shield of California affiliated Care 1st Health Plan from 2013 to 2017, and Grant Thornton from 2010 to 2012. She obtained a Master of Science in Health Care Administration from California University of East Bay in 2023, and a Bachelor of Business Administration (Honors) in Accountancy at the Hong Kong Polytechnic University in 2008. She is a Certified Public Accountant on the California Board of Accountants since 2021. We believe that Ms. Choi is qualified to serve on our board of directors based on her expertise in the financial audit and analysis space, having served in senior roles at various firms.

Past performance of our management team or their affiliates is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we will be able to identify a suitable candidate for our initial business combination. You should not rely on the historical performance record of our management team or their affiliates as indicative of our future performance. Our officers and directors may have conflicts of interest with other entities to which they owe fiduciary or contractual obligations with respect to initial business combination opportunities. For a list of our officers and directors and entities for which a conflict of interest may or does exist between such persons and us, please refer to the table and subsequent explanatory paragraph under “Management — Conflicts of Interest.”
We believe our management team have the skills and experience to identify, evaluate and consummate a business combination and is positioned to assist businesses we acquire. However, our management team’s network and investing and operating experience do not guarantee a successful initial business combination.
The members of our management team are not required to devote any amount of time to our business and are concurrently involved with other businesses. There is no guarantee that our current officers and directors will continue in their respective roles, or in any other role, after our initial business combination, and their expertise may only be of benefit to us until our initial business combination is completed.
Acquisition Criteria
We have identified the following general criteria and guidelines that we believe are important in evaluating prospective targets. We will use these criteria and guidelines in evaluating acquisition opportunities, but we may decide to enter into our initial business combination with a target business that does not meet these criteria and guidelines. Qualities we look for in identifying SPAC merger companies include but are not limited to the following:
Strong Management.   We are looking for proven management with a track record of executing and growing platforms who can credibly operate within public markets.
Advantages to being a public company.   We intend to seek companies that would benefit from being part of the public capital markets. Such benefits could include greater, more efficient access to equity or debt capital, a currency to better execute a consolidation or roll-up strategy and a public stock to better attract and retain employees.
Competitive advantage.   We intend to look for companies whose products and services are defensible and afford a differentiation solution to customers.
These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. We may decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines.
Acquisition Process
In evaluating a prospective target business, we expect to conduct a due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as applicable, as well as a review of financial, operational, legal and other information about the target and its industry which will be made available to us. If we determine to move forward with a particular target, we will proceed to structure and negotiate the terms of the business combination transaction.
The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of, and negotiation with, a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds available for us to use to complete another business combination.

Initial Business Combination
Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account). Our board of directors will make the determination as to the fair market value of our initial business combination. We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers, non-voting sponsor investors or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors. A target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity. In the event we seek to complete an initial business combination with a target that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent firm that commonly renders valuation opinions, independent accounting firm or investment banking firm that such an initial business combination is fair to our shareholders from a financial point of view. We are not required to obtain such an opinion in any other context. If no opinion is obtained, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view and our shareholders will be relying on the business judgment of our board of directors, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. Such standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination. While we consider it likely that our board of directors will be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target’s assets or prospects. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors.
We anticipate structuring our initial business combination so that the post transaction company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Even if the post transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post transaction company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the aggregate value of all of the target businesses, will be taken into account for purposes of the 80% fair market value test. If our securities are not then listed on the Nasdaq for whatever reason, we would no longer be required to meet the foregoing 80% of net asset test.
We have not had substantive discussion regarding a potential business combination between us and prospective target businesses that our management team in their prior SPACs had considered and rejected as target businesses to acquire. However, we may contact such targets subsequent to the closing of this offering if such targets are interested in a potential initial business combination with us and such transaction would be attractive to our shareholders. Accordingly, there is no current basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination.
Members of our management team and our independent directors will directly or indirectly own founder shares and/or private placement warrants following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.
Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which may be suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under British Virgin Islands law. All of our officers currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us. In particular, Mr. Claudius Tsang is the Chief Financial Officer of A SPAC II Acquisition Corp., a special purpose acquisition company that is in search of business combination targets. Because ASCB has not identified a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to ASCB, and will therefore present any potential target businesses to it prior to presenting them to us. Mr. Claudius Tsang is also the director and Chief Financial Officer of JVSPAC Acquisition Corp. On April 8, 2024, JVSA announced that it had entered into an agreement and plan of merger with Hotel101 Global Pte. Ltd and its affiliates, a hotel prop-tech operator. In the event that JVSA is unable to consummate the business combination with HOTEL 101 and needs to identify a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to JVSA, and will therefore present any potential target businesses to it prior to presenting them to us. Mr. Claudius Tsang is also the Chief Executive Officer, Chief Financial Officer and Chairman of A SPAC III Acquisition Corp. (“ASPC”), a special purpose acquisition company that is in search of business combination targets. Because ASPC has not identified a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential business targets to ASPC and will therefore present any potential target businesses to it prior to presenting them to us. [Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete our initial business combination.
In addition, our sponsor, officers and directors are, and may sponsor or form or become sponsors, officers or directors of other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they are involved or may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination.
On or prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

Potential Legal and Operational Risks Associated with Acquiring a Company that does Business in China
Although we currently do not have any PRC subsidiary or China operations, we could potentially acquire a company based in China in an initial business combination. If we decide to consummate our initial business combination with a target business based in and primarily operating in China, the combined company’s business operations in China through its subsidiaries, as applicable, are subject to relevant requirements to obtain applicable licenses from PRC governmental authorities under relevant PRC laws and regulations. If our target company is a PRC company, the combined company may face various legal and operational risks and uncertainties after the business combination, including, without limitation, regulatory review of overseas listing of PRC companies, restrictions on foreign ownership in certain industries, regulatory changes in the variable interest entity (the “VIE”) structure, including the validity and enforcement of the agreements in connection with such a VIE structure, if our target company is required to use such VIE structure. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard, or if our PRC target company fails to comply with their rules and regulations. Further, if the PRC target company uses a VIE structure, we will be subject to certain legal and operational risks associated with VIE’s operations in the PRC. Specifically, if the Chinese regulatory authorities disallows the VIE structure in the future, it will likely result in a material change in our financial performance and our results of operations and/or the value of our securities post business combination with a PRC target, which could cause the value of our securities to significantly decline or become worthless.
Chinese laws and regulations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations or the combined company’s principal operations in China, significant depreciation of the value of our or the combined company’s securities, or a complete hindrance of our or the combined company’s ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has significant authority to exert influence on the ability of a China-based company to conduct its business, make or accept foreign investments or list on a U.S. stock exchange. The PRC government has published policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect us or our potential business combination with a PRC operating business and the business, financial condition and results of operations of the combined company. The PRC government also initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the target company’s daily business operation or the ability to accept foreign investments and list on an U.S. or other foreign exchange. For example, according to the New Measures effective on February 15, 2022, network platform operators with personal information of more than one million users must apply for cyber security review to the Cyber Security Review Office when they go public abroad, and accordingly these companies may not be willing to list on a U.S. stock exchange or enter into a definitive business combination agreement with us. We face risks associated with regulatory approvals of the proposed business combination between us and the target, offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data privacy. The PRC government may also intervene with or influence our or the combined company’s operations as the government deems appropriate to further regulatory, political and societal goals. Any such action, once taken by the PRC government, could result in a material change in our operations, including our search for a target business, and make it more difficult and costly for us to consummate a business combination with a target business operating in China, result in material changes in the combined company’s post-combination operations and cause the value of our securities or those of the combined company’s securities to significantly decline, or in extreme cases, become worthless or completely hinder our ability or the ability of the combined company to offer or continue to offer securities to investors. For a detailed description of risks associated with acquiring a company that does business in China, see “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” on page [102].

If we consummate our initial business combination with a PRC target company, we may operate in the PRC primarily through our PRC subsidiaries. We may also adopt a series of contractual arrangements with the VIEs in the PRC, in which case (i) the VIEs will be PRC-based operations companies and our PRC subsidiaries will be shell companies and (ii) investors in our securities will not and may never directly own equity interest in the VIEs but will instead hold equity interest in a holding company of our PRC subsidiaries. Under the VIE arrangement, the dividends or other distributions to be paid by our PRC subsidiaries to their overseas holding company will depend on such PRC subsidiaries’ entitlement to substantially all of the economic benefits of the VIEs, which are typically in the form of services fees or license fees payable by the VIEs to our PRC subsidiaries under various VIE agreements. Such contractual arrangements may not be as effective as direct ownership in respect of our relationship with the VIE and we may be adversely affected if we experience difficulties in settling the amounts owed to our PRC subsidiaries by the VIEs. All of these contractual arrangements may be governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements may be resolved in court or through arbitration in China. However, the legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. As at the date of this prospectus, there are very few precedents and little official guidance as to how contractual arrangements should be interpreted or enforced under PRC law. The contractual arrangements have not been tested in a court of law in the PRC and there remain significant uncertainties regarding the ultimate outcome of arbitration or court decisions should legal action become necessary. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — If the PRC government deems that the contractual arrangements in relation to the potential PRC target company, and the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page [103] for further information.
We have no operations of our own. To date, we have not pursued an initial business combination and there have not been any capital contributions or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions. Although we do not have any specific business combination under consideration and we have not (nor has anyone on our behalf), directly or indirectly, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction, our initial business combination target company may include a company based in the PRC. If our organizational structure expands, or if we decide to consummate our initial business combination with a target business based in and primarily operating in the PRC, the combined company, whose securities will be listed on a U.S. stock exchange, may make capital contributions or extend loans to its PRC subsidiaries through intermediate holding companies subject to compliance with relevant PRC foreign exchange control regulations.
Our company’s ability to pay dividends, if any, to the shareholders and to service any debt it may incur will depend upon dividends paid by its PRC subsidiaries. Under PRC laws and regulations, PRC companies are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to offshore entities. In particular, under the current PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under Chinese accounting standards and regulations, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made.
Current PRC regulations permit a potential PRC target company’s indirect PRC subsidiaries to pay dividends to an overseas subsidiary, for example, a subsidiary located in Hong Kong, only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of the target’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. As a result, PRC subsidiaries may not have sufficient distributable profits to pay dividends to the combined company. Furthermore, each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of the Renminbi (“RMB”), the legal currency of the PRC, into foreign currencies and the remittance of currencies out of the PRC. Our initial business combination target may be a PRC company with substantially all of its revenues in RMB. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands post business combination, we may not be able to pay dividends in foreign currencies to our security-holders. Furthermore, if our or our target’s subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.
Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10.0%.
The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control regulations prevent the PRC subsidiaries of the combined company from obtaining sufficient foreign currencies to satisfy their foreign currency demands, the PRC subsidiaries of the combined company may not be able to pay dividends or repay loans in foreign currencies to their offshore intermediary holding companies and ultimately to the combined company. We cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that the PRC subsidiaries of the combined company will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China,” “Cash-Flow Structure of a Company Based in China poses additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors” and “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination” However, the funds held in our trust account are not held in China, they are held in U.S. dollars in the United States with Continental Stock Transfer & Trust Company and therefore shareholder redemption rights would not be impacted.
Currently, we are a single entity and do not make any internal cash transfers. However, if our organizational structure expands, or if we acquire a PRC target company which does not require a VIE structure, we may transfer funds to the PRC target company through an increase in the registered capital of or a shareholder loan to the PRC target company. The PRC target company may in turn make distributions or pay dividends to us. If we acquire a PRC target company which requires a VIE structure, the post-combination entity may rely on payments made from the VIE to a wholly foreign-owned enterprise (the “WFOE”) and subsequently the WFOE distributes funds to the post-combination entity as dividends, and cash to the PRC target company could be transferred through our organization in the manner as follows: (i) the holding company may transfer funds to WFOE, via additional capital contributions or shareholder loans, as the case may be; and (ii) the WFOE may provide loans to the PRC target company, subject to statutory limits and restrictions. If our organizational structure expands, or if we acquire a company based in China, to the extent that we or the combined company in the future seeks to fund the business through distributions, dividends, or transfers of funds among and between the holding company and subsidiaries, any such transfer of funds within and among the subsidiaries will be subject to PRC regulations. Specifically, investment in Chinese companies is governed by the PRC Foreign Investment Law, the dividends and distributions from a PRC subsidiary are subject to regulations and restrictions on dividends and payments to parties outside of China, and any transfer of funds among the PRC subsidiaries is subject to regulations on private lending and must be permitted thereunder. Additionally, the PRC government may impose controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC. In order for the combined company to pay dividends to its stockholders, the combined company will rely on payments made from the PRC subsidiaries of the combined company and the distribution of such payments to the combined company as dividends from the PRC subsidiaries of the combined company. The dividends and distributions from a PRC subsidiary will be subject to regulations and restrictions on dividends and payments to parties outside of China and the combined company may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its subsidiaries, if any. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Governmental control of currency conversion may affect the value of your investment” on page [120].
Regardless of whether we have a VIE structure or direct ownership structure post-business combination, we may depend on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. As at the date of this prospectus, we have not made any dividends or distributions to our shareholders or any U.S. investors and we have not made any cash transfers as we are a blank check company with no subsidiary. Due to (i) the risks of doing business in the PRC, and (ii) our sponsor and its affiliate(s) as well as our Chief Executive Officer, Chief Financial Officer and Chairman, Mr. Claudius Tsang are located in or have significant ties to PRC, we may be a less attractive partner to non-PRC based target companies as compared to a non-PRC based special purpose acquisition company which may therefore make it harder for us to complete an initial business combination with a target company that is non-PRC based and which may therefore make it more likely for us to consummate a business combination with a target company located in the PRC. To date, we have not pursued an initial business combination and there have not been any capital contribution or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions. For a detailed description of risks associated with acquiring a company that does business in China, see “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” on page [102].
For a detailed description of risks associated with the cash transfers, see “Potential Legal and Operational Risks Associated with Acquiring a Company that does Business in China” on page [148] and “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” under the subheadings “Cash-Flow Structure of a Company Based in China poses additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors” on page [104] and “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination” on page [105]. To date, we have not pursued an initial business combination and there have not been any capital contribution or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions.
On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures supersede prior rules and clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year comes from PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that (a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and (c) whose such overseas securities offering or listing shall be completed before September 30,

2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas has been recognized by the State Council of the PRC as a possible threat to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as the obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and the obligation after offering or listing overseas to report to the CSRC material events including a change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.
We believe we are not required to obtain permissions or approvals from any PRC government authorities, including the CSRC or the Cyberspace Administration of China, or any other government entity, to issue our securities to foreign investors and to list on a U.S. exchange or operate our business. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or any other PRC governmental authorities. However, if we do not maintain applicable permissions or approvals, if we inadvertently erroneously concluded that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, and we are denied permission and/or approvals, the relevant PRC government agencies could subject us to a stringent approval process from the relevant government entities in connection with this offering, continued listing on a U.S. exchange, the potential business combination, the issuance of shares or the maintenance of our status as a publicly listed company outside China, and the post business combination entity’s PRC operations if our business combination target is a PRC target company. We may also be subject to registration with the CSRC following this offering pursuant to the Trial Measures. It is uncertain when and whether we will be required to obtain permission from the PRC government to continue to list on a U.S. exchange in the future and offer our securities to foreign investors. If we do not maintain applicable permissions or approvals, if we inadvertently erroneously concluded that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, including pursuant to the Trial Measures, and we are denied permission and/or approvals from Chinese authorities to list on U.S. exchanges or offer our securities to foreign investors, we may not be able to continue listing on a U.S. exchange or be subject to other severe consequences, which would materially affect the interest of the investors. In addition, any changes in PRC law, regulations, or interpretations may severely affect our operations after this offering. The use of the term “operate” and “operations” includes the process of searching for a target business and conducting related activities. To that extent, we may not be able to conduct the process of searching for a potential target company in China.
For a detailed description of risks associated with the cash transfers, see “Potential Legal and Operational Risks Associated with Acquiring a Company that does Business in China” on page [148] and “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China” under the subheadings “Cash-Flow Structure of a Company Based in China poses additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors” on page [104] and “Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in the PRC and limit our ability to utilize our cash flow effectively following our initial business combination” on page [105]. To date, we have not pursued an initial business combination and there have not been any capital contribution or shareholder loans by us to any PRC entities, we do not yet have any subsidiaries, and we have not received, declared or made any dividends or distributions.
Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), the United States Public Company Accounting Oversight Board (the “PCAOB”) issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in (1) mainland China of the PRC because of a position taken by one or more authorities in mainland China and (2) Hong Kong, a Special Administrative Region and

dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, the PCAOB signed a Statement of Protocol (“SOP”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. Pursuant to the SOP, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist as to whether the applicable parties, including governmental agencies, will fully comply with the framework. Depending on the implementation of the SOP, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in China, then China-based companies will be delisted pursuant to the HFCA Act despite the SOP. Therefore, there is no assurance that the SOP could give relief to China-based companies against the delisting risk from the application of the HFCAA or the AHFCAA. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. On December 29, 2022, the AHFCAA was signed into law to amend the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Therefore, there is no assurance that the SOP could give relief to China-based companies against the delisting risk from the application of the HFCAA or the AHFCAA.
The HFCAA requires that, every year, the SEC identify any public companies (“Commission-Identified Issuers” or “CIIs”) that file annual reports with financial statements audited by an auditor located in a foreign jurisdiction where the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by a foreign authority (a “PCAOB-identified jurisdiction”). Under the amended HFCAA, once a company is identified as a CII for two consecutive years, the SEC must apply certain trading prohibitions to that CII’s securities. In addition, all CIIs are listed on the SEC website at www.sec.gov/HFCAA, and each CII must provide certain disclosures to investors and the SEC for each year it is identified as a CII. For foreign issuers that are CIIs, the required disclosures include the percentage of shares owned by foreign government entities, whether government entities in the foreign jurisdiction control the issuer, identification of all Chinese Communist Party (“CCP”) officials who are on the board of the issuer or the operating entity for the issuer, and whether the issuer’s articles of incorporation contain any “charter” of the CCP. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.
Our independent accountant, WWC, P.C. (“WWC”), is a United States accounting firm based in California and is subject to regular inspection by the PCAOB. WWC was not identified in the Determination Report as a firm subject to the PCAOB’s determinations. As a SPAC, our current business activities only involve preparation of this offering and will involve searching for targets and consummation of a business combination following this offering.
In the event that we decide to consummate our initial business combination with a target business based in or primarily operating in China, if there is any regulatory change which prohibits the independent accountants from providing audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation or the PCAOB expands the scope of the Determination Report so that the target company or the combined company is subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. This could limit or restrict our access to the U.S. capital markets and the trading of our securities on a national securities exchange or in the over-the-counter trading market in the U.S. may be prohibited and our securities may be delisted by such exchange under the HFCAA. Additionally, in December 29, 2022, the AHFCAA was signed into law, which reduced the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If the combined company’s auditor cannot be inspected by the PCAOB for two consecutive years, the trading of the securities on any U.S. national securities exchanges as well as any over-the-counter trading in the U.S. will be prohibited and our securities may be delisted by such exchange. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in

China — Trading in our securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq would delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections” on page [125].
Enforcement of Civil Liabilities
There may be difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws. Our offices and directors currently reside outside of the United States. Claudius Tsang, our Chief Executive Officer, Chief Financial Officer and Chairman, is resident in Hong Kong. None of our other director nominees disclosed in “Management” is located in China. Also, if we decide to consummate our initial business combination with a target business based and primarily operating outside of the United States, it is possible that substantially all or a significant portion of combined company’s assets may be located outside of the United States and some of the combined company’s officers and directors may reside outside of the United States. As a result, it may be difficult to effect service of process upon these officers and directors who reside outside of the United States.
Even with the proposed service of process, it may also be difficult to enforce judgments obtained in United States. courts based on the civil liability provisions of the U.S. federal securities laws against the officers and directors. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against the officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment by us against the officers or directors or the future combined company if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
Furthermore, there would be added costs and issues with bringing an original action in foreign courts against the combined company or the officers and directors to enforce liabilities based upon the U.S. Federal securities laws, and they still may be fruitless.
There is no PRC legal counsel retained for purpose of this offering and consequently the company did not rely on the advice of counsel. The above discussion is based on our management’s understanding of the current PRC laws, rules, regulations and local market practices and we cannot assure you that our management’s understanding is correct. If we begin our business combination process with a China-based target, we expect to retain a PRC legal counsel who will advise us and provide its opinion of counsel relating to the enforceability of civil liabilities and we cannot assure you that the PRC legal counsel will reach the same conclusion as our management’s assessment above. See “Risk Factors — Risks Relating to the Post- Business Combination Company — If we effect our initial business combination with a target business located outside of the U.S., the laws applicable to such target business will likely govern all of our material agreements and we may not be able to enforce our legal rights and “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based upon U.S. laws, including the federal securities laws or other foreign laws against the combined company and the officers and directors of the company and the combined company if we decide to consummate our initial business combination with a target business based in and primarily operating in China”.
Potential Approvals from the PRC Governmental Authorities for this Offering, Searching for a Target Company or a Business Combination
We are not limited to a particular industry or geographic region for purposes of consummating an initial business combination. Though we currently do not have any PRC subsidiary or China operations, we may consummate our initial business combination with a target with principal operations in China and be subject to certain legal and operational risks associated with its operations in the PRC.
The M&A Rules, adopted by six PRC regulatory agencies in 2006, and amended in 2009, require an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The scope of the M&A Rules covers two types of transactions: (a) equity deals where the acquisition by a foreign investor, i.e., the offshore special purpose vehicle, of equity in a “PRC domestic company,” and (b) asset deals where the acquisition by an offshore special purpose vehicle of the assets of a “PRC domestic company.” Neither equity deals or the asset deals will be involved in our business combination process with a China-based target for the reason that the offshore special purpose vehicle of such China-based target directly holds shares through the wholly foreign owned enterprise(s) or WFOE, which are established by means of direct investment rather than by equity deals or asset deals under the M&A Rules. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles and the above analysis are subject to any new laws, rules and regulations or detailed implementation and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. It is possible that we may need to obtain approvals or permissions from CSRC in order for us to complete a business combination with a China-based target pursuant to the M&A Rules. If we are required to obtain such approvals, we cannot assure we will be able to receive them in a timely manner, or at all
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
In addition, on December 24, 2021, the CSRC released for public comments Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Rules”). On February 17, 2023, the CSRC released the Rules Regarding Overseas Listing, which will become effective on March 31, 2023. The Rules Regarding Overseas Listing require Chinese companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three working days after submitting listing applications (or similar application in the case of a dual listing on another market) and subsequent amendments. In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (4) if the domestic enterprise is currently under investigation for suspicion of criminal offenses or major violations, and no conclusion has yet been made thereof; or (5) if there are material ownership dispute over the equity held by the controlling shareholders or the other shareholders controlled by the controlling shareholders or actual controllers. The Rules Regarding Overseas Listing define the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million. It is our management’s understanding that the Rules Regarding Overseas Listing will subject a China-based target to the new filing system if we decide to consummate our initial business combination with such target. The China-based target and the combined company may be subject to additional compliance requirements in the future if material changes are made from the Rules Regarding Overseas Listing. Though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all.
On December 27, 2021, the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce (the “MOFCOM”) promulgated Special Administrative Measures (Negative List)

for the Access of Foreign Investment (2021 Version), effective as of January 1, 2022 (the “Negative List”). Compared to the previous version, there are no specific industries added to the list but, for the first time, it declares China’s jurisdiction over (and detailed regulatory requirements on) overseas listings made by Chinese businesses in the so-called “Prohibited Industries.” According to Article 6 of the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors. The intended scope of such jurisdiction was further clarified by NDRC officials on a press conference held on January 18, 2022.
Uncertainties still exist as to how the M&A Rules could be interpreted or implemented in the future, and the Opinions stated above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Other PRC governmental authorities may take the view now or in the future that an approval from them is required for an overseas offering by a company affiliated with Chinese businesses or persons or a business combination with a target business based in and primarily operating in China”.
Furthermore, pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Measures for Cybersecurity Review, which requires that operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On January 4, 2022, the CAC, in conjunction with 12 other government departments issued the New Measures. The New Measures amends the Measures for Cybersecurity Review (Draft Revision for Comments) (the “Draft Measures”) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures include data processing activities of network platform operators that affect or may affect national security into cybersecurity review and clarify that network platform operators with personal information of more than one million users must apply for cybersecurity review to the Cybersecurity Review Office when they go public abroad. The PRC Data Security Law, which took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals that carry out data activities, provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the Standing Committee of the People’s Congress promulgated the PRC Personal Information Protection Law (the “PIPL”), which is to take effect on November 1, 2021. The PIPL sets out the regulatory framework for the handling and protection of personal information and the transmission of personal information overseas. If our potential future target business in China involves collecting and retaining internal or customer data, it is our management’s understanding that such target business might be subject to the relevant cybersecurity laws and regulations, including the PRC Cybersecurity Law and the PIPL as discussed above, and that such target business needs to go through the cybersecurity review process before effecting a business combination if it is deemed as a critical information infrastructure operator purchasing internet products and services that affects or may affect national security, a network platform operator that affect or may affect national security, or a network platform operator with personal information of more than one million users. Since the New Measures is new, the implementation and interpretation thereof are not yet clear. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Given the Chinese government’s significant oversight and discretion over the search for a target company, the CSRC and other PRC government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. If we seek to enter into a business combination with a PRC target company, additional compliance procedures may be required in connection with future offerings of our securities and our business combination process, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless”.
There is no PRC legal counsel retained for the purpose of this offering and consequently the company did not rely on the advice of counsel. The above discussion is based on our management’s understanding of the current PRC laws, rules, regulations and local market practices and we cannot assure you that our management’s understanding is correct. If we engage in our initial business combination process with a China-based target, we expect to retain legal experts in the PRC and the U.S. that are experienced with structuring offshore transactions with U.S. public companies. Additionally, we expect that the PRC legal expert will advise us and provide its opinion of counsel relating to the approvals from the PRC Governmental Authorities for the business combination and we cannot assure you that the PRC legal counsel will reach the same conclusion as our management’s assessment above. We plan to consult with PRC government officials when possible to assist us with complying with these structuring considerations and changing developments.
Potential Approvals from the PRC Governmental Authorities for this Offering and Searching for a Target Company
Based on our understanding of the current PRC laws and regulations, no prior permission is required under the rules and regulations listed above from any PRC governmental authorities (including the CSRC and CAC) for consummating this offering or searching for a target company by our company, officers and directors, given that: (a) our company is a blank check company newly incorporated in the BVI rather than in China, and currently the company conducts no business in China; (b) PRC governmental authorities (including the CSRC) currently have not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules or whether our including our officers’ and directors’, searching for a target company are subject to similar rules; and (c) our officers and directors, in their capacity as officers and directors of the company, currently only conduct organizational activities for the purpose of this offering and will, following the closing of this offering, conduct searching activities for the purpose of an initial business combination, which we believe currently are not subject to the regulations or policies that have been issued by the CAC as of the date of this prospectus.
There can be no assurance, however, that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us. In addition, the CSRC or any other PRC governmental authorities may promulgate new rules or new interpretations of current rules which would require us to obtain CSRC or other PRC governmental approvals for this offering or our searching activities or they may intervene or influence our search for a target company for an initial business combination at any time. If we inadvertently erroneously concluded that such permissions or approvals are not required or the CSRC or another PRC governmental authority subsequently determines that its approval is needed for this offering or our searching activities, we may face approval delays, adverse actions or sanctions by the CSRC or other PRC governmental authorities. In any such event, complying with the requirements of the above-mentioned regulations and other relevant rules and any required approval processes with PRC governmental authorities could be time-consuming and may delay this offering or a potential business combination. These governmental authorities may impose fines and penalties, limit our operations in China, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the value of our securities we are registering for sale, if we do not receive or maintain such permissions or approvals or if we fail to comply with the above-mentioned regulations or other relevant rules or any other intervention or influence applies to our business or our searching activities.
There is no PRC legal counsel retained for the purpose of this offering and consequently the company did not rely on the advice of counsel. The above discussion is based on our management’s understanding of the current PRC laws, rules, regulations and local market practices and we cannot assure you that our management’s understanding is correct. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering and a potential business combination with a target business based in and primarily operating in China. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities.

Transfer of cash to and from our post-combination organization if we acquire a company based in China may pose additional risks including, but not limited to, restrictions on foreign exchange and restrictions on our ability to transfer cash between entities, across borders, and to U.S. investors.
We are a blank check company with no subsidiaries and no operations of our own except organizational activities, the preparation of this offering and, following the closing of this offering, searching for a suitable target to consummate an initial business combination. As of the date of this prospectus, no transfers, dividends, or distributions have been made by us.
If we decide to consummate our initial business combination with a target business based in and primarily operating in China, the combined company whose securities will be listed on a U.S. stock exchange may make capital contributions or extend loans to its PRC subsidiaries through intermediate holding companies subject to compliance with relevant PRC foreign exchange control regulations. After the business combination, the combined company’s ability to pay dividends, if any, to the stockholders and to service any debt it may incur will depend upon dividends paid by its PRC subsidiaries. Under PRC laws and regulations, PRC companies are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to offshore entities. In particular, under the current PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under Chinese accounting standards and regulations, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. A PRC company is required to set aside at least 10% of its after-tax profits each year to fund certain statutory reserve funds (up to an aggregate amount equal to half of its registered capital). As a result, the combined company’s PRC subsidiaries may not have sufficient distributable profits to pay dividends to the combined company. Furthermore, if certain procedural requirements are satisfied, the payment in foreign currencies on current account items, including profit distributions and trade and service related foreign exchange transactions, can be made without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required.
The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. We may be subject to restrictions on currency exchange if the foreign exchange control regulations limits or prevent the PRC subsidiaries of the combined company to utilize cash generated in Renminbi, or RMB, from obtaining sufficient foreign currencies to satisfy their foreign currency demands, the PRC subsidiaries of the combined company may not be able to fund their business activities outside of the PRC or to pay dividends or repay loans in foreign currencies to our shareholder, including holders of our securities, or their offshore intermediary holding companies and ultimately to the combined company and may limit our ability to obtain foreign currency through debt or equity financing. Should we choose to acquire a company in China, exchange controls that exist in the PRC may restrict or prevent us from using the proceeds of this offering to acquire a target company in PRC and limit our ability to utilize our cash flow effectively following our initial business combination. If we were to acquire a PRC company, the PRC regulation on loans to, and direct investment in, our PRC subsidiary by offshore holding companies and governmental control in currency conversion may restrict our ability to make loans to or capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. We cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of Renminbi into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that the PRC subsidiaries of the combined company will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. See “Risk Factors — Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in China — Governmental control of currency conversion may affect the value of your investment”.
Furthermore, the transfer of funds among the PRC subsidiaries are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and

December 29, 2020, respectively, to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business. The Provisions on Private Lending Cases set forth that private lending contracts will be deemed invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, or illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending violates mandatory provisions of laws or administrative regulations. The Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into. It is our management’s understanding that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries.
The M&A Rules and certain other People’s Republic of China regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue an acquisition in China.
The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may acquire a complementary business. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time- consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to complete our initial business combination.
Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact our ability to pursue an acquisition in China.
On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations and become the legal foundation for foreign investment in the PRC. Meanwhile, the Implementation Regulation of the Foreign Investment Law and the Measures for Reporting of Information on Foreign Investment came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law.
The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors or foreign-invested enterprises are required to submit initial report, report of changes, report of deregistration and annual report relating to their investments to the Ministry of Commerce, or MOFCOM, or its local branches.
Sponsor Information
Our sponsor is a British Virgin Islands limited liability company, which was formed to invest in our company. Although our sponsor is permitted to undertake any activities permitted under applicable laws of the British Virgin Islands, our sponsor’s business is focused on investing in our company. Claudius Tsang, our Chief Executive Officer, Chief Financial Officer and Chairman, is the beneficial shareholders of our sponsor. Claudius Tsang is the sole director of A SPAC IV (Holdings) Corp. and holds voting and investment discretion with respect to the ordinary shares held of record by the sponsor. As of the date of this prospectus, other than Claudius Tsang, no other person has voting and investment discretion with respect to the ordinary shares held of record by the sponsor. None of our officers or directors have received any cash compensation for services rendered to us. However, our Sponsor intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent directors, at the consummation of an initial business combination. Additionally, subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor. Non-voting sponsor investors will have no right to control the sponsor or participate in any decision regarding the disposal of any security held by the sponsor, or otherwise.
The following table sets forth the payments to be received by our sponsor and its affiliates from us prior to or in connection with the completion of our initial business combination and the securities issued and to be issued by us to our sponsor or its affiliates:
Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
A SPAC IV (Holdings) Corp.	5,750,000 Class B Ordinary Shares(1)(3)	$25,000
	5,100,000 Private Placement Warrants to be purchased simultaneously with the closing of this offering(2)	$5,100,000
	Up to $300,000	Repayment of loans made to us to cover offering related and organizational expenses.
	Up to $1,500,000 in working capital loans, which loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant	Working capital loans to finance transaction costs in connection with an initial business combination
	Reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination	Services in connection with identifying, investigating and completing an initial business combination
Holders of Class B ordinary shares	Anti-dilution protection upon conversion into Class A ordinary shares at a greater than one-to-one ratio	Issuance of the Class A ordinary shares issuable in connection with the conversion of the founder shares on a greater than one-to-one basis upon conversion

Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
A SPAC IV (Holdings) Corp., our officers, directors, or our or their affiliates	Finder’s fees, advisory fees, consulting fees or success fees	Any services in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account

(1)
Of the Class B Ordinary Shares, the non-voting sponsor investors own, indirectly through the purchase of non-voting interests, an aggregate of [•] Class B Ordinary Shares, which were purchased for $0.004 per share.

(2)
The non-voting sponsor investors have expressed an interest to purchase, indirectly through the purchase of non-voting interests, an aggregate of [•] private placement warrants ($ [•] in the aggregate) at a price of $1.00 per warrant (whether or not the over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering.

(3)
A SPAC IV (Holdings) Corp intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent non-executive directors at the consummation of an initial business combination.

Because our sponsor acquired the founder shares at a nominal price, our public shareholders will incur immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the warrants included in the units. Further, the Class A ordinary shares issuable in connection with the conversion of the founder shares may result in material dilution to our public shareholders due to the anti-dilution rights of our founder shares that may result in an issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. See the sections titled “Risk Factors — Risks Relating to our Sponsor and Management Team — The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of our initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to materially decline” for further discussion on our sponsor’s and our affiliates’ securities and compensation.”
Pursuant to a letter agreement to be entered with us, each of our sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and private placement warrants, as summarized in the table below.
Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	The earlier of (A) six months after the completion of our initial business combination or earlier if, subsequent to our initial business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day after our initial business	A SPAC IV (Holdings) Corp. Claudius Tsang Nathan Pau Ashley Bancroft Tracy Hui Yin Choi	Transfers permitted (a) to our or Cantor’s officers, directors, advisors or consultants, any affiliate or family member of any of our or Cantor’s officers, directors, advisors or consultants, any members or partners of the sponsor or their affiliates and funds and accounts advised by such members or partners, any affiliates of the sponsor, or any employees of such affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
	combination and (B) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.		member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement, in connection with an extension of the completion window or in connection with the consummation of a business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) pro rata distributions from our sponsor or Cantor Fitzgerald & Co. to its respective members, partners or shareholders pursuant to our sponsor’s or Cantor’s limited liability company agreement or other charter documents; (g) by virtue of the laws of the British Virgin Islands or our sponsor’s memorandum and articles of association (as my be amended) upon dissolution of our sponsor or upon dissolution of Cantor Fitzgerald & Co., (h) in the event of our liquidation prior to our consummation of our initial business combination; (i) in the event that, subsequent to our consummation of an initial business combination, we complete a liquidation, merger, share

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
exchange or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property or (j) to a nominee or custodian of a person or entity to whom a transfer would be permissible under clauses (a) through (g); provided, however, that in the case of clauses (a) through (g) and clause (j) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements.
Private Placement Warrants	30 days after the completion of our initial business combination	A SPAC IV (Holdings) Corp.	Same as above
Any units, warrants, ordinary shares or any other securities convertible into, or exercisable or exchangeable for, any units, ordinary shares, founder shares or warrants	180 days	A SPAC IV (Holdings) Corp.	The representative in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice, other than in the case of the officers and directors, which shall be with notice. Our sponsor, officers and directors are also subject to separate transfer restrictions on their founder shares and private placement warrants pursuant to the letter agreement described in the immediately preceding paragraphs.
Up to 750,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised. In addition, in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. We may also issue Class A ordinary shares upon conversion of the Class B ordinary shares at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions as set forth therein.

Sourcing of Potential Business Combination Targets
We believe our management team’s significant operating and transaction experience and relationships will provide us with a substantial number of potential initial business combination targets. Over the course of their careers, the members of our management team have developed a broad network of contacts and corporate relationships around the world. This network has grown through the activities of our management team sourcing, acquiring and financing businesses, the reputation of our management team for integrity and fair dealing with sellers, financing sources and target management teams and the experience of our management team in executing transactions under varying economic and financial market conditions.
We believe that the network of contacts and relationships of our management team will provide us important sources of investment opportunities. In addition, we anticipate that target business combination candidates will be brought to our attention from various unaffiliated sources, including investment market participants, private equity funds and large business enterprises seeking to divest non-core assets or divisions.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors, non-voting sponsor investors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors or non-voting sponsor investors. A target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity. In the event we seek to complete our initial business combination with a target that is affiliated (as defined in our amended and restated memorandum and articles of association) with our sponsor, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent firm that commonly venders valuation opinions, in dependent accounting firm, or independent investment banking firm that such an initial business combination is fair to our shareholders from a financial point of view. We are not required to obtain such an opinion in any other context.
We have not had substantive discussion regarding a potential business combination between us and prospective target businesses that our management team in their prior SPACs had considered and rejected as target businesses to acquire. However, we may contact such targets subsequent to the closing of this offering if such targets are interested in a potential initial business combination with us and such transaction would be attractive to our shareholders. Accordingly, there is no current basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination.
Members of our management team and our independent directors will directly or indirectly own founder shares and/or private placement warrants following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.
Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which may be suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under British Virgin Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete our initial business combination.
In addition, our sponsor, officers and directors are, and may sponsor or form or become sponsors, officers or directors of other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they are involved or may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination.
On or prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.
Status as a Public Company
We believe our structure will make us an attractive business combination partner to target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination with us. In a business combination transaction with us, the owners of the target business may, for example, exchange their shares of stock or shares in the target business for our Class A ordinary shares (or shares of a new holding company) or for a combination of our Class A ordinary shares and cash, allowing us to tailor the consideration to the specific needs of the sellers. We believe target businesses will find this method a more expeditious and cost effective method to becoming a public company than the typical initial public offering. The typical initial public offering process takes a longer period of time than the typical business combination transaction process, and there are significant expenses and market and other uncertainties in the initial public offering process, including underwriting discounts and commissions, marketing and road show efforts that may not be present to the same extent in connection with a business combination with us.
Furthermore, once a proposed initial business combination is completed, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, which could delay or prevent the offering from occurring or could have negative valuation consequences. Following an initial business combination, we believe the target business would then have greater access to capital, an additional means of providing management incentives consistent with shareholders’ interests and the ability to use its shares as currency for acquisitions. Being a public company can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.
While we believe that our structure and our management team’s backgrounds will make us an attractive business partner, some potential target businesses may view our status as a blank check company, such as our lack of an operating history and our ability to seek shareholder approval of any proposed initial business combination, negatively.
We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including,

among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates is equal to or exceeds $700 million as of the end of that year’s second fiscal quarter.
Financial Position
With funds available for a business combination initially in the amount of $194,000,000, after payment of $7,000,000 of deferred underwriting fees (or $222,500,000 assuming no redemptions and after payment of $8,650,000 of deferred underwriting fees if the underwriters’ over-allotment option is exercised in full), we offer a target business a variety of options, such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third party financing and there can be no assurance it will be available to us.

EFFECTING OUR INITIAL BUSINESS COMBINATION
General
We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to effectuate our initial business combination using cash from the proceeds of this offering and the private placement of the private placement warrants, the proceeds of the sale of our shares in connection with our initial business combination (including pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of this offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, other securities issuances, or a combination of the foregoing. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.
If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our Class A ordinary shares, we may use the balance of the cash released to us from the trust account following the closing for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies, or for working capital.
We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. Although there is no restriction or limitation on what industry our target operates in, it is our intention to pursue prospective targets that are in the leisure and entertainment sector, which we believe have an optimistic growth trajectory. There is no restriction on the geographic location for our target search, and it is our intention to pursue targets globally. Accordingly, there is no current basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination. Although our management will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely affect a target business.
We may need to obtain additional financing to complete our initial business combination, either because the transaction requires more cash than is available from the proceeds held in our trust account or because we become obligated to redeem a significant number of our public shares upon completion of the business combination, in which case we may issue additional securities or incur debt in connection with such business combination. If we raise additional funds through equity or convertible debt issuances, our public shareholders may suffer significant dilution and these securities could have rights that rank senior to our public shares. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to our equity securities and could contain covenants that restrict our operations. Further, as described above, due to the anti-dilution rights of our founder shares, our public shareholders may incur material dilution. In addition, we intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of this offering and the sale of the private placement warrants, and, as a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemptions by public shareholders, we may be required to seek additional financing to complete such proposed initial business combination. We may also obtain financing prior to the closing of our initial business combination to fund our working capital needs and transaction costs in connection with our search for and completion of our initial business combination. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of this offering. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
Sources of Target Businesses
We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers and private investment funds. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates of which they become aware through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our officers and directors. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction.
Prior to or in connection with the completion of our initial business combination, there may be payment by the company to our sponsor, officers, directors, or our or their affiliates, of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account.
We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our best interest to pursue. Payment of a finder’s fee is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors, non-voting sponsor investors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors or non-voting sponsor investors. A target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity. In the event we seek to complete our initial business combination with a company that is affiliated (as defined in our amended and restated memorandum and articles of association) with our sponsor (including its members), officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions or from an independent accounting firm, that such an initial business combination is fair to our shareholders from a financial point of view. We are not required to obtain such an opinion in any other context.
Evaluation of a Target Business and Structuring of Our Initial Business Combination
In evaluating a prospective target business, we expect to conduct a due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as applicable, as well as a review of financial, operational, legal and other information which will be made available to us. If we determine to move forward with a particular target, we will proceed to structure and negotiate the terms of the business combination transaction.
The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of, and negotiation with, a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Lack of Business Diversification
For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:
•
subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and

•
cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate the Target’s Management Team
Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’s management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.
We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.
Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.
Shareholders May Not Have the Ability to Approve Our Initial Business Combination
We may conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC subject to the provisions of our amended and restated memorandum and articles of association. However, we will seek shareholder approval if it is required by law or applicable stock exchange rule, or we may decide to seek shareholder approval for business or other reasons.
Under Nasdaq’s listing rules, shareholder approval would be required for our initial business combination if, for example:
•
We issue ordinary shares that will be equal to or in excess of 20% of the number of our ordinary shares then outstanding (other than in a public offering);

•
Any of our directors, officers or substantial shareholders (as defined by Nasdaq rules) has a 5% or greater interest earned on the trust account (or such persons collectively have a 10% or greater interest), directly or indirectly, in the target business or assets to be acquired or otherwise and the present or potential issuance of ordinary shares could result in an increase in outstanding ordinary shares or voting power of 5% or more; or

•
The issuance or potential issuance of ordinary shares will result in our undergoing a change of control.

The decision as to whether we will seek shareholder approval of a proposed business combination in those instances in which shareholder approval is not required by applicable law or stock exchange listing requirements will be made by us, solely in our discretion, and will be based on business and legal reasons, which include a variety of factors, including, but not limited to: (i) the timing of the transaction, including in the event we determine shareholder approval would require additional time and there is either not enough time to seek shareholder approval or doing so would place the company at a disadvantage in the transaction or result in other additional burdens on the company; (ii) the expected cost of holding a shareholder vote; (iii) the risk that the shareholders would fail to approve the proposed business combination; (iv) other time and budget constraints of the company; and (v) additional legal complexities of a proposed business combination that would be time-consuming and burdensome to present to shareholders.
Permitted Purchases of Our Securities
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, initial shareholders, directors, officers and their affiliates may purchase public shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or duty to do so. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our sponsor, initial shareholders, directors, officers and their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. It is intended that, if Rule 10b-18 would apply to purchases by sponsor, initial shareholders, directors, officers and their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.
Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, initial shareholders, directors, officers and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of our initial business combination or not redeem their public shares. We cannot currently determine whether our insiders will make purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. None of the funds in the trust account will be used to purchase public shares or warrants in such transactions.
The purpose of any such transactions could be to (1) increase the likelihood of obtaining shareholder approval of the business combination, (2) reduce the number of public warrants outstanding and/or increase the likelihood of approval on any matters submitted to the public warrant holders for approval in connection with our initial business combination or (3) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Our sponsor, initial shareholders, directors, officers and their affiliates anticipate that they may identify the shareholders with whom our sponsor, initial shareholders, directors, officers and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Class A ordinary shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, initial shareholders, directors, officers and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. Our sponsor, initial shareholders, directors, officers and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.
Our sponsor, initial shareholders, directors, officers and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, initial shareholders, directors, officers and their affiliates were to purchase public shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
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our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, initial shareholders, directors, officers and their affiliates may purchase public shares or warrants from public shareholders outside the redemption process, along with the purpose of such purchases;

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if our sponsor, initial shareholders, directors, officers and their affiliates were to purchase public shares or warrants from public shareholders, they would do so at a price no higher than the price offered through our redemption process;

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our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, initial shareholders, directors, officers and their affiliates would not be voted in favor of approving the business combination transaction;

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our sponsor, initial shareholders, directors, officers and their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

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we would disclose in a Form 8-K, before our security holder meeting to approve the business combination transaction, the following material items:

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the amount of our securities purchased outside of the redemption offer by our sponsor, initial shareholders, directors, officers and their affiliates, along with the purchase price;

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the purpose of the purchases by our sponsor, initial shareholders, directors, officers and their affiliates;

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the impact, if any, of the purchases by our sponsor, initial shareholders, directors, officers and their affiliates on the likelihood that the business combination transaction will be approved;

•
the identities of our security holders who sold to our sponsor, initial shareholders, directors, officers and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our sponsor, initial shareholders, directors, officers and their affiliates; and

•
the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Please see “Risk Factors — If we seek shareholder approval of our initial business combination, our sponsor, initial shareholders, directors, officers and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our Class A ordinary shares or public warrants.”
Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination
We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is initially anticipated to be $10.05 per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the completion of our initial business combination. The non-voting sponsor investors are not required to (i) hold any units, Class A ordinary shares or public warrants they may purchase in this offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of our initial business combination. The non-voting sponsor investors will have the same rights to the funds held in the trust account with respect to the Class A ordinary shares underlying the units they may purchase in this offering as the rights afforded to our other public shareholders. However, if the non-voting sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-voting sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares as further discussed in this prospectus.
Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of this offering, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.
Manner of Conducting Redemptions
We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement or whether we were deemed to be a foreign private issuer (which would require a tender offer rather than seeking shareholder approval under SEC rules), as described above under the heading “Shareholders May Not Have the Ability to Approve Our Initial Business Combination.” Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company (other than with a 90% subsidiary of ours) and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with Nasdaq’s shareholder approval rules.
If we held a shareholder vote to approve our initial business combination, we will, pursuant to our amended and restated memorandum and articles of association:
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conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

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file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon consummation of the initial business combination.
If we seek shareholder approval, we will complete our initial business combination only if a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination.
Pursuant to the terms of a letter agreement entered into with us, our sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote any founder shares held by them and any public shares purchased during or after this offering in favor of our initial business combination. We expect that at the time of any shareholder vote relating to our initial business combination, our sponsor and its permitted transferees will own at least 20% of our issued and outstanding ordinary shares entitled to vote thereon. As a result, in addition to our initial shareholder’s founder shares, we would need only 7,500,001 or 37.50%, of the 20,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming all outstanding shares are voted) or 1,250,001 or 6.25%, of the 20,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming only a quorum is present at such meeting held to vote on our initial business combination) in order to have our initial business combination approved, assuming the over-allotment option is not exercised and the parties to the letter agreement do not acquire any Class A ordinary shares. Although we have no knowledge of any affiliation or other agreement or arrangement, as to the voting of our securities or otherwise, among the non-voting sponsor investors, non-voting sponsor investors’ interests in the founder shares may provide them with an incentive to vote any shares they own in favor of a business combination, and make a substantial profit on appreciation of the founder shares, even if the business combination is with a target that ultimately reduces the value of the public shares to a level that is not profitable for other public shareholders. If the non-voting sponsor investors all elect to purchase the full amount of our units described herein and so long as they hold a substantial portion of the units purchased, the sponsor and the non-voting sponsor investors would collectively own a significant number of our shares. Therefore, in the event that the non-voting sponsor investors purchase the full amount of units described herein, continue to hold the shares included in the units and individually decide to vote such shares in favor of our initial business combination, we would not need any additional public shares sold in this offering to be voted in favor of our initial business combination to have our initial business combination approved. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against, or abstain from voting on, the proposed transaction. In addition, our initial shareholder has agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the consummation of our initial business combination.
Our amended and restated memorandum and articles of association will not provide a specified maximum redemption threshold. If too many public shareholders exercise their redemption rights so that we cannot satisfy any net worth or cash requirements, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.
In addition, prior to the closing of our initial business combination, only holders of our Class B ordinary shares (i) will have the right to vote to appoint and remove directors prior to or in connection with the completion of our initial business combination and (ii) will be entitled to vote on continuing our company in a jurisdiction outside the British Virgin Islands. The quorum and voting thresholds, may make it more likely that we will consummate our initial business combination.
Notwithstanding the foregoing, if we do not decide to hold a shareholder vote in conjunction with our initial business combination for business or other legal reasons (so long as shareholder approval is not required by the Companies Act or the rules of Nasdaq), we will conduct redemptions pursuant to the tender offer rules of the SEC and our memorandum and articles of association. In such case, we will:
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offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

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file tender offer documents with the SEC prior to consummating our initial business combination which will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and we will not be permitted to consummate our initial business combination until the expiration of the tender offer period.
In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem shall remain open for at least twenty business days, in accordance with Rule 14e-1(a) under the Exchange Act.
We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming public shareholders, which could delay redemptions and result in additional administrative cost. If the proposed initial business combination is not approved and we continue to search for a target company, we will promptly return any certificates or shares delivered by public shareholders who elected to redeem their shares.
We will only redeem our public shares in connection with the successful consummation of our business combination. However, a redemption threshold may be imposed by the terms and conditions of our proposed initial business combination.
For example, the proposed business combination may require: (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of this offering, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.
When we conduct a tender offer to redeem our public shares upon consummation of our initial business combination, in order to comply with the tender offer rules, the offer will be made to all of our shareholders, not just our public shareholders. Our initial shareholder has agreed to waive their redemption rights with respect to their founder shares and public shares in connection with any such tender offer.
Limitation on Redemption Upon Completion of Our Initial Business Combination if We Seek Shareholder Approval
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in this offering without our prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash.
However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.
Delivering Share Certificates in Connection with the Exercise of Redemption Rights
As described above, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have up to two business days prior to the scheduled vote on the initial business combination if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to exercise its redemption rights. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their public shares.
There is a nominal cost associated with the above-referenced process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the broker submitting or tendering shares a fee of approximately $100 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to submit or tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.
Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the proxy materials or tender offer documents, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.
If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.
If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until the end of the completion window.

Redemption of Public Shares and Liquidation if No Initial Business Combination
Our amended and restated memorandum and articles of association provide that we will have only the duration of the completion window to complete our initial business combination. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to obligations under British Virgin Islands law. This redemption of public shareholders from the trust account shall be effected as required by function of our memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the Companies Act.
Following the redemption of public shares, we intend to enter “voluntary liquidation” which is the statutory process for formally closing and dissolving a company under the laws of the British Virgin Islands. Given that we intend to enter voluntary liquidation following the redemption of public shareholders from the trust account, we do not expect that the voluntary liquidation process will cause any delay to the payment of redemption proceeds from our trust account. In connection with such a voluntary liquidation, the liquidator would give notice to creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in at least one newspaper published in the British Virgin Islands newspaper and in at least one newspaper circulating in the location where the company has its principal place of business, and taking any other steps he considers appropriate to identify the company’s creditors, after which our remaining assets would be distributed. As soon as the affairs of the company are fully wound-up, the liquidator must complete his statement of account and file notice with the Registrar that the liquidation is complete. We would be dissolved once the Registrar issues a Certificate of Dissolution.
Our initial shareholder has agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination within the completion window, although they will be entitled to liquidating distributions from assets outside the trust account.
However, if our sponsor or management team acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within allotted completion window. There will be no redemption rights or liquidating distributions with respect to our private placement warrants, which will expire worthless in the event we do not consummate our initial business combination within the completion window. We will pay the costs of our liquidation from our remaining assets outside of the trust account or interest earned on the funds held in the trust account. However, the liquidator may determine that he or she requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). Also, a creditor or shareholder may file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our remaining assets.
Additionally, in any liquidation proceedings of the company under British Virgin Islands law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we may not be able to return to our public shareholders the liquidation amounts payable to them.
Our sponsor, officers, directors and director nominees have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares. The non-voting sponsor investors are not required to (i) hold any units, Class A ordinary shares or public warrants they may purchase in this offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of our initial business combination. The non-voting sponsor investors will have the same rights to the funds held in the trust account with respect to the Class A ordinary shares underlying the units they may purchase in this offering as the rights afforded to our other public shareholders. However, if the non-voting sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-voting sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares as further discussed in this prospectus.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,175,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay income taxes on interest income earned on the trust account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of this offering, and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.05 (whether or not the underwriter’s over-allotment option is exercised in full). The proceeds deposited in the trust account could, however, become subject to the claims of our creditors, which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.05. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditor’s claims.
Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with a third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsor agreed that it will be liable to us, if and to the extent any claims by a third party for services rendered or products sold to us (except for the Company’s independent registered public accounting firm), or a prospective target business with which we have entered into a business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.05 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims. We have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $10.05 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.05 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors, the actual value of the per-share redemption price will not be less than $10.05 per share.
We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $1,250,000 not placed in the trust with which to pay any such potential claims. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $850,000, we may fund such excess with funds from the estimated $1,250,000 not to be held in the trust account. In such case, the amount of funds we intend to hold outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $850,000 the amount of funds we intend to hold outside the trust account would increase by a corresponding amount.
If we are deemed insolvent for the purposes of the Insolvency Act (i.e. (i) we fail to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; execution or other process issued on a judgment, decree or order of a British Virgin Islands Court in favor of a creditor of the company is returned wholly or partly unsatisfied; or (iii) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), then there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would include, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue”. A liquidator appointed over an insolvent company who considers that a particular transaction or payment is a voidable transaction under the Insolvency Act could apply to the British Virgin Islands Courts for an order setting aside that payment or transaction in whole or in part.
Additionally, if we enter insolvent liquidation under the Insolvency Act, the funds held in our trust account will likely be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.
Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we do not complete our initial business combination within the completion window, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the proposed business combination. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.
Comparison of Redemption or Purchase Prices in Connection with Our Initial Business Combination and if We Fail to Complete Our Initial Business Combination.
The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our initial business combination and if we are unable to complete our initial business combination within the completion window.
	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
Calculation of redemption price	Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination (which is initially anticipated to be	If we seek shareholder approval of our initial business combination, our sponsor, initial shareholders, directors, officers, or their affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following completion of our initial business combination. If our sponsor, initial shareholders, directors, officers or their affiliates were to purchase shares of warrants from public shareholders, they would do so at a price no higher than the price offered through our redemption process. If they engage in such	If we are unable to complete our initial business combination within the completion window, we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount, then on deposit in the trust account (which is initially anticipated to be $10.05 per share), including interest earned on the funds held in the trust account and not previously released to us (less taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
	$10.05 per share), including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause to be unable to satisfy any limitations (including but not limited to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.	transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.
Impact to remaining shareholders	The redemptions in connection with our initial business combination will reduce the book value per share for our remaining shareholders, who will bear the burden of the deferred underwriting commissions and interest withdrawn in order to pay our taxes (to the extent not paid from amounts accrued as interest on the funds held in the trust account).	If the permitted purchases described above are made, there would be no impact to our remaining shareholders because the purchase price would not be paid by us.	The redemption of our public shares if we fail to complete our initial business combination will reduce the book value per share for the shares held by our initial shareholders, who will be our only remaining shareholders after such redemptions.
Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419
The following table compares the terms of this offering to the terms of an offering by a blank check company subject to the provisions of Rule 419. This comparison assumes that the gross proceeds, underwriting commissions and underwriting expenses of our offering would be identical to those of an offering undertaken by a company subject to Rule 419, and that the underwriters will not exercise their over-allotment option. None of the provisions of Rule 419 apply to our offering.
	Terms of Our Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds	$201,000,000 of the net proceeds of this offering and the sale of the private placement warrants will be deposited into a U.S. based trust account with Continental	Approximately $168,268,500 of the offering proceeds, representing the gross proceeds of this offering, would be required to be deposited into either an escrow account

	Terms of Our Offering	Terms Under a Rule 419 Offering
	Stock Transfer & Trust Company acting as trustee.	with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account.
Investment of net proceeds	$201,000,000 of the net proceeds of this offering and the sale of the private placement warrants held in trust will initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (based on our management team’s ongoing assessment of all factors related to our potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account at a bank.	Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.
Receipt of interest on escrowed funds	Interest on proceeds from the trust account to be paid to shareholders is reduced by (i) any taxes paid or payable and (ii) in the event of our liquidation for failure to complete our initial business combination within the allotted time, up to $100,000 of net interest that may be released to us should we have no or insufficient working capital to fund the costs and expenses of our dissolution and liquidation.	Interest on funds in escrow account would be held for the sole benefit of investors, unless and only after the funds held in escrow were released to us in connection with our completion of a business combination.
Limitation on fair value or net assets of target business	Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of our assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination.	The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds.
Trading of	The units are expected to begin trading on	No trading of the units or the underlying

	Terms of Our Offering	Terms Under a Rule 419 Offering
securities issued	or promptly after the date of this prospectus. The Class A ordinary shares and warrants comprising the units will begin separate trading on the 52nd day following the date of this prospectus unless Cantor Fitzgerald & Co. informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below. We will file the Current Report on Form 8-K promptly after the closing of this offering, which closing is anticipated to take place three business days from the date of this prospectus. If the over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated information to reflect the exercise of the over-allotment option.	Class A ordinary shares and warrants would be permitted until the completion of a business combination. During this period, the securities would be held in the escrow or trust account.
Exercise of the warrants	The warrants cannot be exercised until 30 days after the completion of our initial business combination.	The warrants could be exercised prior to the completion of a business combination, but securities received and cash paid in connection with the exercise would be deposited in the escrow or trust account.
Election to remain an investor	We will provide our public shareholders with the opportunity to redeem their public shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, for cash at a per share price equal to aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest, which interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, upon the completion of our initial business combination, subject to the limitations and on the conditions described herein. We may not be required by law to hold a shareholder vote. If we are not required by law and do not otherwise decide to hold a shareholder vote, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination and the redemption rights as	A prospectus containing information pertaining to the business combination required by the SEC would be sent to each investor. Each investor would be given the opportunity to notify the company in writing, within a period of no less than 20 business days and no more than 45 business days from the effective date of a post-effective amendment to the company’s registration statement, to decide if he, she or it elects to remain a shareholder of the company or require the return of his, her or its investment. If the company has not received the notification by the end of the 45 business day, funds and interest or dividends, if any, held in the trust or escrow account are automatically returned to the shareholder. Unless a sufficient number of investors elect to remain investors, all funds on deposit in the escrow account must be returned to all of the investors and none of the securities are issued.

	Terms of Our Offering	Terms Under a Rule 419 Offering
is required under the SEC’s proxy rules. If, however, we hold a shareholder vote, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Pursuant to the tender offer rules, the tender offer period will be not less than 20 business days and, in the case of a shareholder vote, a final proxy statement would be mailed to public shareholders at least 20 calendar days prior to the shareholder vote. If we seek shareholder approval, we will provide that we may consummate our initial business combination only if approved by a majority of the votes of issued and outstanding ordinary shares entitled to vote thereon which were present at the meeting, in the event that a shareholder vote is held. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or vote against the proposed transaction, or whether they do not vote or abstain from voting on, the proposed transaction, or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.
Business combination deadline	If we have not completed our initial business combination within the completion window, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board	If an acquisition has not been completed within 18 months after the effective date of the company’s registration statement, funds held in the trust or escrow account are returned to investors.

	Terms of Our Offering	Terms Under a Rule 419 Offering
of directors, liquidate and dissolve, subject in each case to our obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law.
Release of funds	Except for the withdrawal of interest to pay our taxes, if any, none of the funds held in trust will be released from the trust account until the earliest of (i) the completion of our initial business combination, (ii) the redemption of our public shares if we are unable to complete our initial business combination within the completion window, subject to applicable law, or (iii) the redemption of our public shares properly submitted in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity.	The proceeds held in the escrow account are not released until the earlier of the completion of a business combination or the failure to effect a business combination within the allotted time.
Delivering share certificates in connection with the exercise of redemption rights	We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials	Many blank check companies provide that a shareholder can vote against a proposed business combination and check a box on the proxy card indicating that such shareholder is seeking to exercise its redemption rights. After the business combination is approved, the company would contact such shareholder to arrange for delivery of its share certificates to verify ownership.

	Terms of Our Offering	Terms Under a Rule 419 Offering
or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have up to two business days prior to the scheduled vote on the initial business combination if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to seek to exercise its redemption rights.
Limitation on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote	If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares without our prior consent. However, we would not restrict our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.	Many blank check companies provide no restrictions on the ability of shareholders to redeem shares based on the number of shares held by such shareholders in connection with an initial business combination.
Competition
In identifying, evaluating and selecting a target business for our initial business combination, we may encounter competition from other entities having a business objective similar to ours, including other special purpose acquisition companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess similar or greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our issued and outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.
Facilities
We currently utilize office space at The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai Hong Kong, which is provided to us by affiliates of our Sponsor for no cost.

We consider our current office space adequate for our current operations.
Employees
We currently have one officer: Mr. Claudius Tsang. Our officers are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.
Periodic Reporting and Financial Information
We will register our units, Class A ordinary shares and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.
We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation materials or tender offer documents sent to shareholders to assist them in assessing the target business. These financial statements may be required to be prepared in accordance with, or be reconciled to, GAAP or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may conduct an initial business combination with because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. We cannot assure you that any particular target business identified by us as a potential business combination candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential business combination candidates, we do not believe that this limitation will be material.
We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2025 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.
On or prior to the date of this prospectus, we will file a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we will be subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our Class A ordinary shares held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacities as such.

MANAGEMENT
Officers, Directors and Director Nominees
Our officers, directors and director nominees are as follows:
Name	Age	Position
Claudius Tsang	48	Chief Executive Officer, Chief Financial Officer and Chairman
Ashley Bancroft	41	Independent Director
Nathan Pau	32	Independent Director
Tracy Hui Yin Choi	41	Independent Director
Mr. Claudius Tsang has served as our Chief Executive Officer, Chief Financial Officer and Chairman since November 2022. Mr. Tsang has over 20 years of experience in capital markets, with a strong track record of success in private equity, M&A transactions, and PIPE investments. Since 2022, Mr. Tsang has been the non-executive director of Unity Group Holdings International Limited (SEHK:1539), a publicly listed investment company engages in the leasing and trading of energy-saving products in Hong Kong. In 2022, Unity Group faced financial challenges and implemented a scheme of arrangement to restructure its debt. Following a series of restructuring actions completed in June 2023, Unity Group is solvent with a positive shareholders’ equity and has resumed normal business operation. During his 15-year career at Templeton from 2005 to 2007 and from 2008 to 2020, Mr. Tsang served in various positions, including Co-head of Private Equity (North Asia) at Templeton Asset Management Limited and a Partner of Templeton Private Equity Partners, Partner, Senior Executive Director, and Vice President. Mr. Tsang was responsible for the overall investment, management, and operations activities of Templeton Private Equity Partners in North Asia. His role encompassed overseeing the analysis and evaluation of opportunities for strategic equity investments in Asia. From July 2007 to May 2008, Mr. Tsang joined Lehman Brothers, where he managed private equity projects in Hong Kong, China, Taiwan and the United States. Mr. Tsang served as the Chief Executive Officer and Chairman of Model Performance Acquisition Corp. from March 2021 and July 2021 respectively, until it closed its business combination with MultiMetaVerse Inc. in January 2023. He has served, since September 2021, as the Chief Executive Officer, and since July 2024, as the Chief Financial Officer and Chairman of A SPAC III Acquisition Corp. He previously served as the Chief Executive Officer and in June 2021 became the Chief Financial Officer of JVSPAC Acquisition Corp. Mr. Tsang has served, from April 2021, as the Chief Executive Officer, and from July 2021, as the Chairman and Chief Financial Officer of A SPAC I Acquisition Corp, until it closed its business combination with NewGenIvf Group Limited in April 2024. He has served as the Chief Financial Officer of A SPAC II Acquisition Corp since July 2021 and as the Director and Chief Executive Officer of A SPAC (HK) Acquisition Corp since February 2022 and March 2022, respectively. From February 2024 to July 2024, Mr. Tsang served as a director of International Media Acquisition Corp. Mr. Tsang served as a director of the CFA Society of Hong Kong from 2013 to 2019. Mr. Tsang obtained a postgraduate certificate in sustainable business from the University of Cambridge in 2023, a Master of Business Administration from the University of Chicago Booth School of Business in 2017, a bachelor’s degree in law from Tsinghua University in 2005, and a bachelor’s degree in engineering from the Chinese University of Hong Kong in 1998. Mr. Tsang is also a CFA charter holder and a Certified ESG Analyst (CESGA) certification holder. We believe that Mr. Tsang is qualified to serve on our board of directors based on his experience and expertise.
Mr. Ashley Bancroft will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Mr. Bancroft is a practicing Chartered Accountant and since September 2019 he has served as a Partner of H&Hendricks LLP in London, United Kingdom. He is responsible for developing client partnerships, advising on the transformation and positioning of businesses and assisting in the preparation of business models, business plans, and investment memorandums. Since July 2019, Mr. Bancroft has also served as an Interim Finance Director/Advisory Board Member of JAJA Capital Ltd, a family office based in the Isle of Man, where he is advises on strategy, financial management and governance for portfolio company investments. Mr. Bancroft has served multiple roles at ICTS (UK) Limited, including Managing Director, UK & Ireland and Financial Director, UK & Ireland from 2015 to 2019 and 2011 to 2014, respectively. He previously served as Interim Head of Finance, UK & Ireland in 2010, and Finance Manager, UK & Ireland from 2008 to 2010. From 2005 to

2008, he served as Group Accountant/Interim Financial Controller at WSP Global Inc in London, United Kingdom. Mr. Bancroft obtained a Master of Business Administration from the University of Chicago Booth School of Business in 2017, and Postgraduate Diploma in Strategy & Innovation (PGDip) from Saïd Business School, University of Oxford in 2015. He is a Chartered Director and Fellow at the Institute of Directors (CDir) since 2019, an Associate of the Institute of Chartered Accountants in England & Wales (ACA) since 2018, an Associate Member of the Association of Corporate Treasurers (AMCT) since 2012, and a Fellow of the Association of Chartered Certified Accountants (FCCA) since 2008. We believe that Mr. Bancroft is qualified to serve on our board of directors based on his extensive background in financial management and strategic advisory roles.
Mr. Nathan Pau will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Since March 2023, Mr. Pau has served as Senior Financial & System Accountant at Sigma Healthcare Limited in Melbourne, Australia. He is responsible for preparing and reviewing of statutory financial statements, balance sheet reconciliations, and facilitating month end processes. From May 2022 to March 2023, he served as Audit Manager at Deloitte Touche Tohmatsu in Melbourne, Australia. During his tenure, he was involved in leading and managing engagements, project budgeting and planning, and servicing clients from various industries such as healthcare, education service providers, hospitality, agriculture and manufacturing. He previously served as Audit Manager at Deloitte Touch Tohmatsu in Hong Kong from April 2018 to May 2022. From January 2016 to March 2018, Mr. Pau has served as Audit Senior (II) at Crowe (HK) CPA Limited. From June 2014 to October 2015, Mr. Pau has served as Audit associate (II) at Vision A.S. CPA Limited. He obtained a Bachelor of Commerce from Deakin University in Melbourne, Australia, in 2013. He is a qualified CPA and member of CPA Australia since 2014. We believe that Mr. Pau is qualified to serve on our board of directors based on his experience in financial accounting, auditing and management.
Ms.  Tracy Hui Yin Choi will serve as an independent Director on our board of directors after the effective date of the registration statement of which this prospectus is a part. Since January 2019, Ms. Choi has served as Senior Financial Auditor (Financial Compliance) for LA Care Health Plan. She is responsible for leading financial audits for contracted health plans and medical providers and overseeing compliance and monitoring performance of plan partners and contracted medical groups. She previously served as Senior Financial Analyst (MPSS) at LA Care Health Plan from December 2017 to January 2019, where she managed the recording and reconciliation of MCLA and supplemental benefits revenue from the State, and delivered financial analysis for executive review. Ms. Choi served as Senior Accountant in multiple firms, including Apex System Inc. in 2017, Blue Shield of California affiliated Care 1st Health Plan from 2013 to 2017, and Grant Thornton from 2010 to 2012. She obtained a Master of Science in Health Care Administration from California University of East Bay in 2023, and a Bachelor of Business Administration (Honors) in Accountancy at the Hong Kong Polytechnic University in 2008. She is a Certified Public Accountant on the California Board of Accountants since 2021. We believe that Ms. Choi is qualified to serve on our board of directors based on her expertise in the financial audit and analysis space, having served in senior roles at various firms.
There is no guarantee that we will be successful with respect to any business combination we may consummate or that we will be able to identify a suitable candidate for our initial business combination.
Involvement in Certain Legal Proceedings
To the best of our knowledge, none of our directors or executive officers has, during the past ten years:
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been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

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had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

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been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
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been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

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been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

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been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Number, Terms of Office and Election of Officers and Directors
Our board of directors consists of four members. Prior to the closing of our initial business combination, only holders of our Class B ordinary shares will be entitled to vote on the appointment and removal of directors or continuing the company in a jurisdiction outside the British Virgin Islands during such time. These provisions of our amended and restated memorandum and articles of association with class rights may not be amended without a resolution passed by holders of at least a majority of the total number of ordinary shares of that class that have voted and are entitled to vote thereon. Each of our directors will hold office for such term as determined by holders of our founder shares prior to the consummation of our initial business combination. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors prior to the consummation of our initial business combination may be filled by the affirmative vote of a majority of our founder shares.
Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate.
Our amended and restated memorandum and articles of association will provide that our officers may consist of a Chairman of the board of Directors, Chief Executive Officer, President, Chief Financial Officer, one or more Vice Presidents, Secretary, Treasurer and such other officers as may from time to time be considered necessary or expedient.
Director Independence
The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). After the effectiveness of the registration statement of which this prospectus forms a part, we expect to have three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules prior to completion of this offering. Our board has determined that each of Mr. Ashley Bancroft, Mr. Nathan Pau and Ms. Tracy Hui Yin Choi are independent directors under applicable SEC and Nasdaq rules. Our independent directors will have meetings at which only independent directors are present.
Officer and Director Compensation
None of our executive officers or directors have received any cash compensation for services rendered to us. Our Sponsor intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent directors, at the consummation of an initial business combination. Our sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement. To the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination. In the event that we reimburse our insiders, officers, directors or any of their affiliates for out-of-pocket expenses prior to the consummation of a business combination or are required to indemnify any of our officers or directors as required by law, we would use funds available to us outside of the trust account for our working capital requirements. Any reduction in the funds available to us could have a material adverse effect on our ability to locate and investigate prospective target businesses and to structure, negotiate, conduct due diligence in connection with or consummate our initial business combination.
We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account:
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Repayment of up to an aggregate of $300,000 in loans made to us by our sponsor to cover offering-related and organizational expenses;

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Payment of consulting, success or finder fees to our independent directors, or their respective affiliates in connection with the consummation of our initial business combination;

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We may engage our sponsor or an affiliate of our sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

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Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination; and

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Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.
Committees of the Board of Directors
After the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating committee. Each committee will operate under a charter that has been approved by our board and will have the composition and responsibilities described below. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
After the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will establish an audit committee. The members of our audit committee will be Mr. Ashley Bancroft, Mr. Nathan Pau and Ms. Tracy Hui Yin Choi. Mr. Ashley Bancroft will serve as chairman of the audit committee.
Each member of the audit committee is financially literate and our board of directors has determined that Mr. Ashley Bancroft qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
We will adopt an audit committee charter, which will detail the principal functions of the audit committee, including:
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the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

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setting hiring policies for employees or former employees of the independent auditors;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
After the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will establish a compensation committee. The members of our Compensation Committee will be Mr. Ashley Bancroft, Mr. Nathan Pau and Ms. Tracy Hui Yin Choi. Mr. Ashley Bancroft will serve as chairman of the compensation committee. We will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

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reviewing and approving the compensation of all of our other officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating Committee
After the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will establish a nominating committee, which will consist of Mr. Ashley Bancroft, Mr. Nathan Pau and Ms. Tracy Hui Yin Choi, each of whom is an independent director under the Nasdaq listing standards. Mr. Ashley Bancroft will serve as chairman of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.
Guidelines for Selecting Director Nominees
The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:
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should have demonstrated notable or significant achievements in business, education or public service;

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should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•
should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our board of directors.
Clawback Policy
We will adopt a compensation recovery policy that is compliant with Nasdaq listing rules as required by the Dodd-Frank Act.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees. We will file a copy of our form of Code of Ethics and our audit committee charter as exhibits to the registration statement. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See “Where You Can Find Additional Information.”
Conflicts of Interest
Under British Virgin Islands law, directors and officers owe the following fiduciary duties:
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duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

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duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

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directors should not improperly fetter the exercise of future discretion;

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duty to exercise powers fairly as between different classes of shareholders;

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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

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duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.
Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, subject to his or her fiduciary duties under British Virgin Islands law, if any of our officers or directors becomes aware of a business combination opportunity which may be suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under British Virgin Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete our initial business combination.
In addition, our sponsor, officers and directors are now, and may in the future, sponsor or participate in the formation of, or become sponsors, an officer or director of, any other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments, may present additional conflicts of interest in determining to which entity a particular business opportunity should be presented, in pursuing an initial business target and in allocating their time to devote to our affairs. In particular, our officers and directors, and affiliates of our officers and directors, are currently sponsoring other SPACs, and may look for an acquisition target in any location, has a window in which it may complete its initial business combination that overlaps the corresponding window we have. As a result, our sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to us or to any other special purpose acquisition company with which they are involved or may become involved. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination target, which could materially affect our ability to complete our initial business combination.
Potential investors should also be aware of the following other potential conflicts of interest:
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Our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.

•
In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see “Management — Directors and Officers.”

•
Unless we consummate our initial business combination, our officers, directors and insiders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the trust account and the amount of interest income from the trust account that may be released to us as working capital.

•
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•
Our initial shareholders purchased founder shares prior to the date of this prospectus and will purchase private placement warrants in a transaction that will close simultaneously with the closing of this offering. Our sponsor intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent directors, at the consummation of an initial business combination. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination. Additionally, our sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the prescribed time frame, although they will be entitled to liquidating distributions from assets outside the trust account. If we do not complete our initial business combination within the prescribed time frame, the private placement warrants will expire worthless. Furthermore, our sponsor, officers and directors have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) six months after the completion of our initial business combination or (ii) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination, the founder shares will be released from the lockup. The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable until 30 days following the completion of our initial business combination. Because each of our officers and director nominees will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.
•
our sponsor and members of our management team will directly or indirectly own our securities following this offering, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Upon the closing of this offering, our sponsor will have invested in us an aggregate of $5,125,000, comprised of the $25,000 purchase price for the founder shares (or approximately $0.004 per share) and the $5,100,000 purchase price for the private placement warrants (or $1.00 per warrant), which may be exercised on a cashless basis. Accordingly, our management team, which owns interests in our sponsor, may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares in this offering or if our sponsor were required to pay cash to exercise the private placement warrants.

•
certain members of our management team may receive compensation upon consummation of our initial business combination, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such compensation will not be received unless we consummate such business combination.

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In the event our sponsor or members of our management team provide loans to us to finance transaction costs and/or incur expenses on our behalf in connection with an initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination.

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Similarly, if we agree to pay our sponsor, officers, directors, or a member of our management team a finder’s fee, advisory fee, consulting fee or success fee in order to effectuate the completion of our initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as any such fee may not be paid unless we consummate such business combination.

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We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors, non-voting sponsor investors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors or non-voting sponsor investors. A target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity. Accordingly, such affiliated person(s) may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such affiliated person(s) would have interests different from our public shareholders and would likely not receive any financial benefit unless we consummated such business combination.

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We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsor, officers or directors, non-voting sponsor investors, or completing the business combination through a joint venture or other form of shared ownership with our sponsor, officers or directors or non-voting sponsor investors. A target business affiliated with a non-voting sponsor investors would not be considered an affiliated entity. In the event we seek to complete our initial business combination with a company that is affiliated (as defined in our amended and restated memorandum and articles of association) with our sponsor (including its members), officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions or from an independent accounting firm, that such an initial business combination is fair to our shareholders from a financial point of view. We are not required to obtain such an opinion in any other context.

Prior to or in connection with the completion of our initial business combination, there may be payment by the company to our sponsor, officers, directors, or our or their affiliates, of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account.
The conflicts described above may not be resolved in our favor. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities to multiple entities.
Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:
Individual	Entity(1)	Entity’s Business	Affiliation
Claudius Tsang	Female Entrepreneurs Worldwide ACH	Internet Community Financial Services	Advisor Investment Director
	Beijing ReeChain Technology Limited	Blockchain	Director
	A SPAC II Acquisition Corp.	SPAC	Chief Financial Officer
	A SPAC (HK) Acquisition Corp	SPAC	Chief Executive Officer, Executive Director
	JVSPAC Acquisition Corp.	SPA	Chief Financial Officer and Director
	Unity Group Holdings International Limited.	ESG	Non-executive director
	A SPAC III Acquisition Corp.	SPAC	Chief Executive Officer, Chief Financial Officer and Chairman
Ashley Bancroft	H&Hendricks LLP	Chartered Accountants	Equity Partner
	JAJA Capital Ltd	Venture Capital	Advisory
	JAJA Advisors (RS502R1) Ltd	Business Advisory	Director/Shareholder

Individual	Entity(1)	Entity’s Business	Affiliation
	FGH Security Ltd	Security Guarding	Independent NED
	Grichan Whitestone Partnership Ltd	Executive Search	Independent NED
	Meaningful Vision Ltd	Marketing/ Software/Data	Independent NED
Nathan Pau	Sigma Healthcare Limited	Pharmaceuticals	Senior Financial & System Accountant
	Deloitte Touche Tohmatsu — Hong Kong & Australia	Financial Services	Audit Manager
Tracy Hui Yin Choi	LA Care Health Plan	Managed Care entity	Financial Compliance Auditor
	California Board of Accountancy	Regulatory Entity	Member
Accordingly, if any of the above officers or directors become aware of a business combination opportunity which may be suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under British Virgin Islands law. In particular, our CEO, CFO and chairman, Mr. Claudius Tsang has been a member of the founding team of A SPAC II Acquisition Corp. (“ASCB”), a special purpose acquisition company incorporated for the purposes of effecting a business combination, since June 2021. Mr. Tsang also serves as the Chief Financial Officer of ASCB. ASCB completed its initial public offering in May 5, 2022, generating gross proceeds of $200,000,000. As of the date of this prospectus, ASCB is in search of business combination targets. Because ASCB has not identified a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to ASCB, and will therefore present any potential target businesses to ASCB prior to presenting them to us.
In April 2021, Mr. Claudius Tsang was a member of the founding team of JVSPAC Acquisition Corp. (“JVSPAC”), a SPAC incorporated for the purposes of effecting a business combination. Mr. Tsang has served as the Chief Financial Officer since June 2021, as a director since January 2024 and as Chief Executive Officer from April 2021 to June 2021 of JVSPAC. JVSPAC completed its initial public offering in January 23, 2024, generating gross proceeds of $57,500,000. On April 8, 2024, JVSPAC announced that it had entered into an agreement and plan of merger with Hotel101 Global Pte. Ltd and its affiliates (“HOTEL101”), a hotel prop-tech operator. In the event that JVSPAC is unable to consummate the business combination with HOTEL101 and needs to identify a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential target businesses to JVSPAC, and will therefore present any potential target businesses to it prior to presenting them to us.
In September 2021, Mr. Claudius Tsang was a member of the founding team of A SPAC III Acquisition Corp. (“ASPC”), a SPAC incorporated for the purposes of effecting a business combination. Mr. Tsang has served as the Chief Executive Officer since September 2021, and as Chief Financial Officer and Chairman since July 2024 of ASPC. Because ASPC is expected to be listed before us and has not identified a target business, Mr. Tsang has a pre-existing fiduciary obligation to present potential business targets to ASPC and will therefore present any potential target businesses to it prior to presenting them to us.
In the event that we submit our initial business combination to our public shareholders for a vote, our sponsor, officers and directors have agreed to vote their founder shares, and they and the other members of our management team have agreed to vote their founder shares and any shares purchased during or after the offering in favor of our initial business combination, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction. The non-voting sponsor investors are not required to (i) hold any units, Class A ordinary shares or public warrants they may purchase in this offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of our initial business combination. The non-voting sponsor investors will have the same rights to the funds held in the trust account with respect to the Class A ordinary shares underlying the units they may purchase in this offering as the rights afforded to our other public shareholders. However, if the non-voting sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-voting sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares as further discussed in this prospectus.
Limitation on Liability and Indemnification of Officers and Directors
Under our memorandum and articles of association, subject to certain limitations, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:
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is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

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These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

•
This standard of conduct is generally the same as permitted under the British Virgin Islands General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of our Class A ordinary shares included in the units offered by this prospectus, and assuming no purchase of units in this offering, by:
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each person known by us to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares;

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each of our officers, directors and director nominees; and

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all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 60 days of the date of this prospectus.
The below assumes that the underwriter does not exercise its over-allotment option, that our sponsor forfeits 750,000 founder shares, and that there are 25,000,000 ordinary shares issued and outstanding after this offering.
	Before Offering		After Offering
Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)	Approximate Percentage of Outstanding Ordinary Shares	Number of Ordinary Shares Beneficially Owned	Approximate Percentage of Outstanding Ordinary Shares
A SPAC IV (Holdings) Corp.(2)(3)(5)(6)	5,750,000	100%	5,000,000	20.00%
Claudius Tsang	5,750,000	100%	5,000,000	20.00%
Nathan Pau(4)	0	0	0
Ashley Bancroft(4)	0	0	0
Tracy Hui Yin Choi(4)	0	0	0
All executive officers and directors as a group (4 individuals)	5,750,000	100%	5,000,000	20.00%

*
Less than one percent

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai Hong Kong.

(2)
Mr. Tsang has voting and dispositive power over our securities held by the sponsor.

(3)
Assumes conversion of Class B ordinary shares into Class A ordinary shares on a one-for-one basis. The dilution to public shareholders would increase to the extent that the anti-dilution provisions of the Class B ordinary shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon such conversion.

(4)
A SPAC IV (Holdings) Corp intends to transfer an aggregate of 60,000 of its founder shares, or 20,000 each to our three independent directors, at the consummation of an initial business combination.

(5)
Claudius Tsang is the beneficial owner of A SPAC IV (Holdings) Corp. and Claudius Tsang directs its day-to-day operations. Prior to this offering, A SPAC IV (Holdings) Corp., beneficially owned 5,750,000 shares of the Company’s Class B ordinary shares, or founder shares, which were purchase for $25,000, of which 750,000 shares are subject to forfeiture in the event that the over-allotment is not exercised. Immediate after this offering, assuming the over-allotment option is not exercised, A SPAC IV (Holdings) Corp. Will subscribe to an aggregate of 5,100,000 private placement warrants, at a price of $1.00 per warrant for an aggregate purchase price of $5,100,000 in a private placement that will close simultaneously with the closing of this Offering. Subject to each non-voting sponsor investors purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue non-voting sponsor partnership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares (assuming the over-allotment option is not exercised) held by the sponsor.

(6)
The non-voting sponsor investors have expressed to us an interest in purchasing (i) up to a maximum of an aggregate of approximately [•] million of the units in this offering at the offering price and (ii) through the sponsor, an aggregate of [•] private placement warrants at a price of $1.00 per warrant ($[•] in the aggregate); subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors at the closing of this offering reflecting interests in an aggregate of [•] founder shares or up to [•] Class B Ordinary Shares (assuming the exercise in full of the underwriter’s over-allotment option) held by sponsor. The non-voting sponsor investors are not granted any shareholder or other rights in addition to those afforded to our other public shareholders, and will only be issued membership interests in the sponsor, with no right to control the sponsor or vote or dispose of any securities held by the sponsor, including the founder shares held by the sponsor.
On November 9, 2022, we issued to our sponsor 3,737,500 Class B ordinary shares as founder shares for an aggregate purchase price of $25,000, or approximately $0.0067 per share. On October 2, 2024, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for 5,750,000 founder shares, and subsequently 3,737,500 of the founder shares were repurchased by the Company for an aggregate purchase price of $25,000.
Prior to the initial investment in the company of $25,000 by the sponsor, the company had no assets, tangible or intangible. The purchase price of the founder shares was determined by dividing the amount of cash contributed to the company by the number of founder shares issued. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 23,000,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent 20% of the outstanding shares after this offering. Up to 750,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised. The post-offering percentages in the following table assume that the underwriters do not exercise their over-allotment option, that 750,000 founder shares have been surrendered to us for no consideration, and that there are 25,000,000 ordinary shares issued and outstanding after this offering.
Immediately after this offering, our initial shareholders will beneficially own approximately 20% of the then issued and outstanding ordinary shares (assuming they do not purchase any units in this offering). Prior to the closing of our initial business combination, only holders of our Class B ordinary shares will be entitled to vote on the appointment and removal of directors or continuing the company in a jurisdiction outside the British Virgin Islands. Holders of our public shares will not have the right to elect any directors to our board of directors prior to our initial business combination. In addition, because of their ownership block, our sponsor may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to our amended and restated memorandum and articles of association and approval of significant corporate transactions including our initial business combination.
Our sponsor and Cantor Fitzgerald & Co., the representative of the underwriters, have committed, pursuant to written agreements, to purchase an aggregate of 7,100,000 private placement warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of this offering. Of those 7,100,000 private placement warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), our sponsor has agreed to purchase 5,100,000 warrants (or 5,250,000 private placement warrants if the underwriters’ over-allotment option is exercised in full) (whether or not the underwriters’ over-allotment option is exercised in full) and Cantor Fitzgerald & Co. has agreed to purchase 2,000,000 warrants (or 2,000,000 warrants if the underwriters’ over-allotment option is exercised in full).
The non-voting sponsor investors have indicated an interest to indirectly purchase, through the purchase of non-voting interests, an aggregate of [•] private placement warrants at a price of $1.00 per warrant ($ [•] in the aggregate) in a private placement that will close simultaneously with the closing of this offering. Subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor.
The private placement warrants will be identical to the warrants sold in this offering except that, so long as they are held by our sponsor or its permitted transferees, the private placement warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (ii) will be entitled to registration rights and (iii) with respect to private placement warrants held by Cantor Fitzgerald & Co. and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8), (iv) they will not be redeemable by us, and (iv) they may be exercised by the holders on a cashless basis. A portion of the purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account such that at the time of closing of this offering $201,000,000 (or $231,150,000 if the underwriters exercise their over-allotment option in full) will be held in the trust account. If we do not complete our initial business combination within the completion window, the private placement warrants will expire worthless. The private placement warrants are subject to the transfer restrictions described below.
A SPAC IV (Holdings) Corp., our sponsor, and our officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.
Expression of Interest
The non-voting sponsor investors have expressed to us an interest in purchasing up to a maximum of an aggregate of approximately $[•] million of the units in this offering at the offering price (assuming the exercise in full of the underwriters’ over-allotment option), or up to a maximum of [•]% of this offering. None of the non-voting sponsor investors has expressed to us an interest in purchasing more than 9.9% of the units to be sold in this offering.
Subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor. The non-voting sponsor investors are not granted any shareholder or other rights in addition to those afforded to our other public shareholders, and will only be issued membership interests in the sponsor, with no right to control the sponsor or vote or dispose of any securities held by the sponsor, including the founder shares and the private placement warrants held by the sponsor. The shares held by the members of the sponsor are divided in three classes: (i) Class A voting shares with, inter alia, distribution right to the founder shares, (ii) Class B non-voting shares with, inter alia, distribution right to the founder shares, and (iii) Class C non-voting shares with only distribution right to the private placement warrants. All members of the sponsor, including the managing member of our sponsor, and any non-voting sponsor investor that may join the sponsor concurrently with this offering, will hold classes A, B and/or C shares representing their proportional and respective distribution right(s) to the founder shares and private placement warrants. Pursuant to an agreement of all members of the sponsor, the management and control of the sponsor is vested exclusively with the managing member of the sponsor, without any voting, veto, consent or other participation rights by any non-voting member of our sponsor (which include non-voting sponsor investors) regardless of their ownership. As a result of this management structure, non-voting sponsor investors will have no right to control the sponsor, or participate in any decision regarding the disposal of any security held by the sponsor, or otherwise. Further, the non-voting sponsor investors are not required to (i) hold any units, Class A ordinary shares or public warrants they may purchase in this offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of our initial business combination. The non-voting sponsor investors will have the same rights to the funds held in the trust account with respect to the Class A ordinary shares underlying the units they may purchase in this offering as the rights afforded to our other public shareholders. However, if the non-voting sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-voting sponsor investors will potentially have different interests than our other public shareholders in approving our initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares as further discussed in this prospectus.
There can be no assurance that the non-voting sponsor investors will acquire any units, either directly or indirectly, in this offering, or as to the amount of the units these investors will retain, if any, prior to or upon the consummation of our initial business combination. Because these expressions of interest are not binding agreements or commitments to purchase, non-voting sponsor investors may determine to purchase fewer or no units in this offering, or none at all.

Depending on how many units are purchased by the non-voting sponsor investors, the post-offering trading volume, volatility and liquidity of our securities may be reduced relative to what they would have been had the units been more widely offered and sold to other public investors. In addition, the underwriters have full discretion to allocate the units to investors and may determine to sell fewer units to the non-voting sponsor investors, or none at all, and the purchase of the non-voting sponsor membership interests is not contingent upon the participation in this offering or vice-versa. The underwriter will receive the same upfront discounts and commissions and deferred underwriting commissions on units purchased by the non-voting sponsor investors, if any, as it will on the other units sold to the public in this offering. In the event that the non-voting sponsor investors purchase the number of units in which they have expressed an interest (either in this offering or after) and vote them in favor of our initial business combination, no affirmative votes from other public shareholders would be required to approve our initial business combination. However, because our non-voting sponsor investors are not obligated to continue owning any public shares following the closing of this offering and are not obligated to vote any public shares in favor of our initial business combination, we cannot assure you that any of these non-voting sponsor investors will be public shareholders at the time our shareholders vote on our initial business combination, and, if they are public shareholders, we cannot assure you as to how such non-voting sponsor investors will vote on any business combination. We do not expect any purchase of units by the non-voting sponsor investors to negatively impact our ability to meet Nasdaq listing eligibility requirements.
Restrictions on Transfers of Founder Shares and Private Placement Warrants
The founder shares and private placement warrants and any Class A ordinary shares issued upon conversion or exercise thereof are each subject to transfer restrictions pursuant to lock-up provisions in the agreements entered into by our sponsor and management team. Those lock-up provisions provide that such securities are not transferable or saleable (i) in the case of the founder shares, until the earlier of (A) six months after the completion of our initial business combination or earlier if, subsequent to our initial business combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination and (B) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property and (ii) in the case of the private placement warrants and any Class A ordinary shares issuable upon conversion or exercise thereof, until 30 days after the completion of our initial business combination except in each case (a) to our or Cantor’s officers, directors, advisors or consultants, any affiliate or family member of any of our or Cantor’s officers, directors, advisors or consultants, any members or partners of the sponsor or their affiliates and funds and accounts advised by such members or partners, any affiliates of the sponsor, or any employees of such affiliates, (b) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement, in connection with an extension of the completion window or in connection with the consummation of a business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) pro rata distributions from our sponsor or Cantor Fitzgerald & Co. to its respective members, partners or shareholders pursuant to our sponsor’s or Cantor’s limited liability company agreement or other charter documents; (g) by virtue of the laws of the British Virgin Islands or our sponsor’s limited liability company agreement upon dissolution of our sponsor or upon dissolution of Cantor Fitzgerald & Co., (h) in the event of our liquidation prior to our consummation of our initial business combination; (i) in the event that, subsequent to our consummation of an initial business combination, we complete a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property or (j) to a nominee or custodian of a person or entity to whom a transfer would be permissible under clauses (a) through (g); provided, however, that in the case of clauses (a) through (g) and clause (j) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements. Except in certain limited circumstances, no member of the sponsor (including the non-voting sponsor investors) may transfer all or any portion of its membership interests in the sponsor.
Registration Rights
The holders of the (i) founder shares, which were issued in a private placement prior to the closing of this offering, (ii) private placement warrants which will be issued in a private placement simultaneously with the closing of this offering and the Class A ordinary shares underlying such private placement warrants and (iii) private placement warrants and warrants that may be issued upon conversion of working capital loans will have registration rights to require us to register a sale of any of our securities held by them and any other securities of the company acquired by them prior to the consummation of our initial business combination pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering. Pursuant to the registration rights agreement and assuming the underwriters exercise their over-allotment option in full and $1,500,000 of working capital loans are converted into private placement warrants, we will be obligated to register up to 14,500,000 Class A ordinary shares and 8,750,000 warrants. The number of Class A ordinary shares includes (i) 5,750,000 Class A ordinary shares to be issued upon conversion of the founder shares, (ii)7,250,000 Class A ordinary shares underlying the private placement warrants and (iii) 1,500,000 Class A ordinary shares underlying the private placement warrants issued upon conversion of working capital loans. The number of warrants includes up to 7,250,000 private placement warrants and 1,500,000 private placement warrants issued upon the conversion of working capital loans. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. Notwithstanding anything to the contrary, Cantor Fitzgerald & Co. may only make a demand on one occasion and only during the five-year period beginning on the effective date of the registration statement of which this prospectus forms a part. In addition, Cantor Fitzgerald & Co. may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the registration statement of which this prospectus forms a part. We will bear the expenses incurred in connection with the filing of any such registration statements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
On November 9, 2022, we issued to our sponsor 3,737,500 Class B ordinary shares as founder shares for an aggregate purchase price of $25,000, or approximately $0.0067 per share. On October 2, 2024, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for 5,750,000 founder shares, and subsequently 3,737,500 of the founder shares were repurchased by the Company for an aggregate purchase price of $25,000.
The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 23,000,000 units if the underwriters’ over-allotment option is exercised in full, and therefore that such founder shares would represent 20% of the outstanding shares after this offering. Up to 750,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised. If we increase or decrease the size of the offering, we will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of this offering in such amount as to maintain the number of founder shares at 20% of our issued and outstanding ordinary shares upon the consummation of this offering.
Our sponsor and Cantor Fitzgerald & Co., the representative of the underwriters of this offering, have committed to, pursuant to written agreements, to purchase an aggregate of 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. Of those 7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), our sponsor has agreed to purchase 5,100,000 warrants (or 5,250,000 private placement warrants if the underwriters’ over-allotment option is exercised in full) and Cantor Fitzgerald & Co. has agreed to purchase 2,000,000 warrants. The private placement warrants will be identical to the warrants sold in this offering except that, so long as they are held by our sponsor or its permitted transferees, the private placement warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (ii) will be entitled to registration rights and (iii) with respect to private placement warrants held by Cantor Fitzgerald & Co. and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8), (iv) they will not be redeemable by us, and (iv) they may be exercised by the holders on a cashless basis.
The non-voting sponsor investors have indicated an interest to indirectly purchase, through the purchase of non-voting interests, an aggregate of [•] private placement warrants at a price of $1.00 per warrant ($ [•] in the aggregate) in a private placement that will close simultaneously with the closing of this offering. Subject to each non-voting sponsor investor purchasing, through the sponsor, the private placement warrants allocated to it in connection with the closing of this offering, the sponsor will issue membership interests at a nominal purchase price to the non-voting sponsor investors reflecting interests in an aggregate of [•] founder shares held by the sponsor. The private placement warrants held by the sponsor, including the private placement warrants represented by the non-voting sponsor investors’ membership interests, are subject to a lock-up as described in “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”; however, the non-voting sponsor investors will not be subject to transfer restrictions or a lock-up agreement on any Class A ordinary shares that they may purchase in this offering.
As more fully discussed in “Management — Conflicts of Interest” if any of our officers or directors becomes aware of a business combination opportunity that may be suitable for any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us, subject to his or her fiduciary duties under British Virgin Islands law. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.
Our insiders, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying and investigation potential target businesses, performing business due diligence on suitable target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.
Prior to or in connection with the completion of our initial business combination, there may be payment by the company to our sponsor, officers, directors, or our or their affiliates, of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account.
Prior to the closing of this offering, our sponsor may loan us funds in an aggregate amount of up to $300,000 to be used for a portion of the expenses of this offering. These loans would be non-interest bearing, unsecured and are due at the earlier of (i) June 30, 2025, and (ii) the closing of this offering, or (iii) the date which the company determines not to conduct this offering.
In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use amounts held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.
We have until the date that is 24 months from the closing of this offering or until such earlier liquidation date as our board of directors may approve, to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination. If we seek shareholder approval for an extension, holders of public shares will be offered an opportunity to redeem their shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to the limitations and on the conditions described herein.
Any of the foregoing payments to our sponsor, repayments of loans from our sponsor or repayments of working capital loans prior to our initial business combination will be made using funds held outside the trust account.
After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
We have entered into a registration rights agreement with respect to the founder shares and private placement warrants, which is described under the heading “Principal Shareholders — Registration Rights.”
Related Party Policy
We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company. A form of the code of ethics that we plan to adopt prior to the consummation of this offering is filed as an exhibit to the registration statement of which this prospectus is a part.
In addition, our audit committee, pursuant to a written charter that we will adopt prior to the consummation of this offering, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter that we plan to adopt prior to the consummation of this offering is filed as an exhibit to the registration statement of which this prospectus is a part.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions or an independent accounting firm, that our initial business combination is fair to our shareholders from a financial point of view. We are not required to obtain such an opinion in any other context.
We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account:
•
Repayment of up to an aggregate of $300,000 in loans made to us by our sponsor to cover offering-related and organizational expenses;

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Payment of consulting, success or finder fees to our independent directors, or their respective affiliates in connection with the consummation of our initial business combination;

•
We may engage our sponsor or an affiliate of our sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

•
Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination; and

•
Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into private placement warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

DESCRIPTION OF SECURITIES
We are a British Virgin Islands business company with limited liability (company number 2111310) and our affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. Pursuant to our amended and restated memorandum and articles of association which will be adopted upon the consummation of this offering, we will be authorized to issue 500,000,000 Class A ordinary shares with no par value each, 50,000,000 Class B ordinary shares, no par value each as well as 5,000,000 preference shares with no par value each. The following description summarizes certain terms of our shares as set out more particularly in our amended and restated memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.
Units
Public Units
Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-half of one warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of the company’s Class A ordinary shares. This means only a whole warrant may be exercised at any given time by a warrant holder. For example, if a warrant holder holds one-half of one warrant to purchase a Class A ordinary share, such warrant will not be exercisable. If a warrant holder holds two halves of one warrant, such whole warrant will be exercisable for one Class A ordinary share at a price of $11.50 per share. The Class A ordinary shares and warrants comprising the units are expected to begin separate trading on the 52nd day following the date of this prospectus unless Cantor Fitzgerald & Co. informs us of its decision to allow earlier separate trading, subject to our having filed the Current Report on Form 8-K described below. Once the Class A ordinary shares and warrants commence separate trading, holders will have the option to continue to hold units or separate their units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the units into Class A ordinary shares and warrants. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant.
In no event will the Class A ordinary shares and warrants be traded separately until we have filed with the SEC a Current Report on Form 8-K which includes an audited balance sheet reflecting our receipt of the gross proceeds of this offering. We will file a Current Report on Form 8-K which includes this audited balance sheet upon the completion of this offering. If the over-allotment option is exercised following the initial filing of such Current Report on Form 8-K, a second or amended Current Report on Form 8-K will be filed to provide updated information to reflect the exercise of the over-allotment option.
Ordinary Shares
Prior to the date of this prospectus, there were 5,750,000 Class B ordinary shares outstanding, all of which were held of record by our initial shareholders, so that our initial shareholders will own 20% of our issued and outstanding shares after this offering (assuming our initial shareholders do not purchase any units in this offering). Up to 750,000 of the founder shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised. Upon the closing of this offering, 25,000,000 of our ordinary shares will be outstanding (assuming no exercise of the underwriters’ over-allotment option and the corresponding surrender for no consideration of 750,000 founder shares) comprising:
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20,000,000 Class A ordinary shares underlying units issued as part of this offering; and

•
5,000,000 Class B ordinary shares held by our initial shareholders.

If we increase or decrease the size of this offering, we will effect a share capitalization or share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by our initial shareholders at 20.0% of our issued and outstanding ordinary shares upon the consummation of this offering.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. However, only holders of Class B ordinary shares will have the right (i) appoint or remove directors in any election held prior to or in connection with the completion of our initial business combination, meaning that holders of Class A ordinary shares will not have the right to vote to appoint any directors until after the completion of our initial business combination and (ii) continue the company in a jurisdiction outside the British Virgin Islands. These provisions of our amended and restated memorandum and articles of association with class rights may not be amended without a resolution passed by holders of at least a majority of the total number of ordinary shares of that class that have voted and are entitled to vote thereon. Unless specified in the Companies Act, our amended and restated memorandum and articles of association or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are represented in person or by proxy and are voted is required to approve any such matter voted on by our shareholders (other than the election of directors and the continuation of the company in a jurisdiction outside the British Virgin Islands prior to our initial business combination), and the affirmative vote of a majority of our Class B ordinary shares is required to approve the election of directors and the continuation of the company in a jurisdiction outside the British Virgin Islands prior to our initial business combination. Directors are elected for the term as determined by the holders of Class B ordinary shares prior to the closing of a business combination. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the Class B ordinary shares entitled to vote and voted for the election of directors can elect all of the directors prior to our initial business combination. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.
Because our amended and restated memorandum and articles of association authorize the issuance of up to 500,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Companies Act for us to hold annual or general meetings or elect directors. We may not hold an annual general meeting to appoint new directors prior to the consummation of our initial business combination.
We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is initially anticipated to be $10.05 per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination.
Unlike many special purpose acquisition companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a shareholder vote is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Our amended and restated memorandum and articles of association will require these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by law, or we decide to obtain shareholder approval for business or other reasons, we will, like many special purpose acquisition companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination only if a majority of the issued and outstanding ordinary shares voted are voted in favor of the business combination. However, the participation of our sponsor, officers, directors, or their affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such initial business combination. For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. We intend to give approximately 30 days (but not less than 20 calendar days nor more than 60 days) prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination.
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to Excess Shares without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.
If we seek shareholder approval in connection with our initial business combination, our sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any founder shares held by them and any public shares purchased during or after this offering in favor of our initial business combination. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or vote against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.
Pursuant to our amended and restated memorandum and articles of association, if we have not completed our initial business combination within the completion window, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the completion window. However, if our sponsor or management team acquire public shares after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period.
In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less taxes payable), divided by the number of then outstanding public shares, upon the completion of our initial business combination, subject to the limitations and on the conditions described herein.
Founder Shares
The founder shares are designated as Class B ordinary shares and, except as described below, are identical to the Class A ordinary shares included in the units being sold in this offering, and holders of founder shares have the same shareholder rights as public shareholders, except that (i)  the founder shares are subject to certain transfer restrictions, as described in more detail below, (ii) the founder shares are entitled to registration rights; (iii) our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (A) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination,(B) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (y) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we have not consummated an initial business combination within the completion window or (z) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, (C) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the completion window, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within such time period to liquidating distributions from assets outside the trust account and (D) vote any founder shares held by them and any public shares purchased during or after this offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction) in favor of our initial business combination, (iv) the founder shares are automatically convertible into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one- for-one basis, subject to adjustment as described herein and in our amended and restated memorandum and articles of association, and (v) prior to the closing of our initial business combination, only holders of our Class B ordinary shares will be entitled to vote on the appointment and removal of directors or continuing the company in a jurisdiction outside the British Virgin Islands.
The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in this offering and related to or in connection with the closing of the initial business combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of this offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination or any private placement-equivalent units issued to our sponsor or any of its affiliates or to our officers or directors upon conversion of working capital loans made to us). Holders of founder shares may also elect to convert their Class B ordinary shares into an equal number of Class A ordinary shares, subject to adjustment as provided above, at any time. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for our Class A ordinary shares issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.
With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of our initial business combination or earlier if, subsequent to our initial business combination, the last sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination, or (B) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Except in certain limited circumstances, no member of the sponsor (including the non-voting sponsor investors) may transfer all or any portion of its membership interests in the sponsor. For more information, see “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”.
Register of Members]
Under the Companies Act, we must keep a register of members and there shall be entered therein:
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the names and addresses of the members of the company;

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the number of each class and series of registered shares held by each member;

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the date on which the name of any person was entered on the register as a member; and

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the date on which any person ceased to be a member.

Under British Virgin Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of British Virgin Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.
Preference Shares
Our amended and restated memorandum and articles of association will provide that preference shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares outstanding at the date hereof. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future. No preference shares are being issued or registered in this offering.

Warrants
Public Warrants
Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our initial business combination, provided that we have an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current or a valid exemption from registration is available, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.
We are registering the Class A ordinary shares issuable upon exercise of the warrants in the registration statement of which this prospectus forms a part because the warrants will become exercisable 30 days after the completion of our initial business combination, which may be within one year of this offering. However, because the warrants will be exercisable until their expiration date of up to five years after the completion of our initial business combination, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the consummation of our initial business combination, under the terms of the warrant agreement, we have agreed that, as soon as practicable after the closing of our initial business combination, but in no event later than 20 business days, we will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement of which this prospectus forms a part or a new registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use our commercially reasonable efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60) business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.   Once the warrants become exercisable, we may redeem the outstanding warrants:
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

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if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Redemption Procedures — Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period commencing at least 30 days after completion of our initial business combination and ending three business days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A Ordinary Shares is available throughout the measurement period. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such Ordinary Shares under the blue sky laws of the state of residence in those states in which the warrants were offered by us in this offering. If we call the Public Warrants for redemption, our management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. No fractional Class A Ordinary Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Class A Ordinary Shares to be issued to the holder. Please see the section entitled “Description of Securities — Warrants — Public Warrants” for additional information. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued. Additionally, in no event will the Company be required to net cash settle the Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the Warrants may expire worthless.
Redemption procedures.
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A ordinary shares outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments.
The exercise price and number of Class A Ordinary Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share splits, share capitalization, share dividends, reorganizations, recapitalizations and the like. However, the Warrants will not be adjusted for issuances of Class A Ordinary Shares at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such Warrants. Accordingly, the Warrants may expire worthless.
In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per Class A ordinary share, (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances and this offering), and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value of our Class A ordinary shares is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above under “Description of Securities — Warrants — Public Warrants — Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or to correct any defective provision or mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, (ii) adjusting the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement, or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants . All other modifications or amendments require the vote or written consent the holders of at least 50% of the then-outstanding public warrants, except that amending our warrant agreement will require a vote of holders of at least 50% of the private placement warrants (including the vote or written consent of Cantor) or working capital warrants solely with respect to any amendment to the terms of the private placement warrants or working capital warrants (including, for the avoidance of doubt, the forfeiture of cancellation of any warrants). You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the

Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If it is conclusively determined that the exclusive forum provision applies to claims under the Securities Act, we will notify investors of such update in future SEC filings (which notification will include clarification that the exclusive forum provision does not apply to claims under the Exchange Act) in future SEC filings.
Private Placement Warrants
The private placement warrants will be identical to the warrants sold in this offering except that, so long as they are held by our sponsor or its permitted transferees, the private placement warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination, (ii) will be entitled to registration rights, (iii) with respect to private placement warrants held by Cantor Fitzgerald & Co. and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8), (iv) they will not be redeemable by us, and (v) they may be exercised by the holders on a cashless basis. Amending our warrant agreement (including, for the avoidance of doubt, the forfeiture of cancellation of any warrants) will require a vote of holders of at least 50% of the private placement warrants (including the vote or written consent of Cantor) or working capital warrants solely with respect to any amendment to the terms of the private placement warrants or working capital warrants.
All other modifications or amendments require the vote or written consent the holders of at least 50% of the then-outstanding public warrants.
Dividends
We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any share capitalizations in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.
Our Transfer Agent and Warrant Agent
The transfer agent for our Class A ordinary shares and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.
Certain Differences in Corporate Law
British Virgin Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders. A brief discussion of certain other provisions of the Companies Act and British Virgin Islands law also follows.
We cannot predict whether British Virgin Islands Courts would reach the same conclusions based on a particular set of facts as the U.S. courts would be expected to reach. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction, which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the Companies Act together with the provisions of our memorandum and articles of association and the Delaware General Corporation Law relating to shareholders’ rights.
British Virgin Islands	Delaware
Shareholder Meetings
Held at a time and place as determined by the directors	May be held at such time or place as designated in the charter or the by-laws, or if not so designated, as determined by the board of directors
May be held within or outside the British Virgin Islands	May be held within or without Delaware
Notice:	Notice:
Under our memorandum and articles of association, a copy of the notice of any meeting shall be given not fewer than ten (10) days before the date of the proposed meeting to those persons whose names appear in the register of members on the date the notice is given and are entitled to vote at the meeting.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
Shareholders’ Voting Rights
Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the member.	Any person authorized to vote may authorize another person or persons to act for him by proxy
Quorum is fixed by our memorandum and articles of association, to consist of the holder or holders present in person or by proxy entitled to exercise at least 50 percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon.	For stock corporations, the charter or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares shall constitute a quorum
Under our memorandum and articles of association, subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.	For non-stock companies, the charter or by-laws may specify the number of shareholders to constitute a quorum. In the absence of this, one-third of the shareholders shall constitute a quorum
Changes in the rights attaching to a class of ordinary shares as set out in our memorandum and articles of association require the approval by way of resolution of a majority of those outstanding	Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders

British Virgin Islands	Delaware
ordinary shares of that class attending at the meeting and voting in respect of such resolution.
The rights attaching to the preferred shares may be changed by way of a resolution of a majority of the votes of the preferred shares of the same class attending and voting at the relevant meeting or class meeting.
The memorandum and articles of association do not provide for cumulative voting in the election of directors	The memorandum and articles of association may provide for cumulative voting
If we decide to seek shareholder approval in respect of the consummation of our initial business combination, such approval may be by a majority vote of shareholders who being so entitled attend and vote at the general meeting	Approval of our initial business combination may be by a majority of outstanding shares if such transaction involves the merger of such entity
All other matters to be decided upon by the shareholders require a majority vote of shareholders who being so entitled attend and vote at the general meeting, unless the Companies Act requires a higher majority. Our memorandum and articles of association also may be amended by resolution of directors, including to create the rights, preferences, designations and limitations attaching to any blank check preferred shares.
Directors
Board must consist of at least one director	Board must consist of at least one member
Maximum and minimum number of directors can be changed by an amendment to the articles of association, with such amendment being passed by a resolution of shareholders or a resolution of directors. Directors are appointed for an indefinite term or a term fixed by the resolution of shareholders or a resolution of directors (as described under “Directors” below). After the closing of a business combination, the directors may by resolution appoint any person to be a director to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.	Number of board members shall be fixed by the by-laws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter
Directors do not have to be independent	Directors do not have to be independent
Under our memorandum and articles of association, holders of Class A ordinary shares or the directors shall have no right to vote on the appointment or removal of any director prior to the consummation of our business combination.

British Virgin Islands	Delaware
Fiduciary Duties
Directors and officers owe fiduciary duties at both common law and under statute as follows:	Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation.
Duty to act honestly and in good faith in what the directors believe to be in the best interests of the company;	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.
Duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the Companies Act or the memorandum and articles of association;	Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”
Duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation:
(a) the nature of the company;
(b) the nature of the decision; and
(c) the position of the director and the nature of the responsibilities undertaken by him.
The Companies Act provides that, a director of a company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into, or to be entered into, by the company, disclose the interest to the board of the company. However, the failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the transaction was not required to be disclosed because the transaction is between the company and the director himself and is in the ordinary course of business and on usual terms and conditions. Additionally, the failure of a director to disclose an interest does not affect the validity of the transaction entered into by the company if (a) the material facts of the interest of the director in the transaction are known by the shareholders and the transaction is approved or ratified by a resolution of shareholders entitled to vote at a meeting of shareholders or (b) the company received fair value for the transaction.	Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.
Pursuant to the Companies Act, the company’s memorandum and articles of association, so long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board he/she may:
vote on a matter relating to the transaction;

British Virgin Islands	Delaware
attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and
sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.
Shareholders’ Derivative Actions
Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the permission of the British Virgin Islands Court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The British Virgin Islands Court may only grant permission to bring a derivative action where the following circumstances apply:	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.
the company does not intend to bring, diligently continue or defend or discontinue the proceedings; and	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.
it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.	Such action shall not be dismissed or compromised without the approval of the Chancery Court.
When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:
whether the shareholder is acting in good faith;
whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters;	If we were a Delaware corporation, a shareholder whose shares were cancelled in connection with our dissolution, would not be able to bring a derivative action against us after the ordinary shares have been cancelled.
whether the action is likely to succeed;
the costs of the proceedings in relation to the relief likely to be obtained; and
whether another alternative remedy to the derivative action is available.
As noted above, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
[Mergers and Similar Arrangements.   The Companies Act provides for mergers as that expression is understood under United States corporate law. Under the Companies Act, two or more companies may either merge into one of such existing companies (the “surviving company”) or consolidate with both existing companies ceasing to exist and forming a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the Companies Act.

The directors of the BVI company or BVI companies which are to merge or consolidate must approve a written plan of merger or consolidation which, with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders who are entitled to vote and actually vote at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the Companies Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The company must then execute articles of merger or consolidation, containing certain prescribed details. The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the British Virgin Islands. The Registrar then registers the articles of merger or consolidation and any amendment to the memorandum and articles of the surviving company in a merger or the memorandum and articles of association of the new consolidated company in a consolidation and issue a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the Companies Act in respect of the merger or consolidation). The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.
As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constitute companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation.
If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the Companies Act. However, we do not anticipate the use of such statutory provisions because we expect the required terms of the initial business combination will be capable of being achieved through other means, such as a merger or consolidation (as described above), a share exchange, asset acquisition or control, through contractual arrangements, of an operating business.]
Poison Pill Defenses.   Under the Companies Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The memorandum and articles of association of the company also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, as noted above under the Companies Act, a director in the exercise of his powers and performance of his duties is required to act honestly and in good faith in what the director believes to be the best interests of the company.
Directors:   Our directors are appointed or removed by our Class B ordinary shareholders prior to the closing of a business combination and by our shareholders or directors after the closing of a business combination. After the closing of a business combination, each director holds office for the term, if any, fixed by a resolution of our shareholders or a resolution of our directors, and if no such term is fixed on the appointment of a director, the director shall serve indefinitely until his earlier death, resignation or removal. After closing of a business combination, the directors may by resolution appoint any person to be a director to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. Under our memorandum and articles of association, a director may not be appointed or removed from office by a resolution of our Class A ordinary shareholders or our directors prior to the consummation of our business combination. There is nothing under the laws of the British Virgin Islands, which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors. Our memorandum and articles of association do not provide for cumulative voting for such elections.
There are no share ownership qualifications for directors.
Meetings of our board of directors may be convened at any time by any of our directors.
A meeting of our board of directors will be quorate if at least a majority of the directors are present or represented by an alternate director. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote. Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of an equality of votes, the chairman of the meeting shall have a second or deciding vote. Our board of directors also may pass resolutions without a meeting by unanimous written consent.
Alternate Directors:   Our memorandum and articles of association provide that each of our directors may appoint an alternate (who need not be another director of the company). The alternate of any director shall be entitled to attend board meetings in the absence of the director who appointed him or her and to vote or give written consent in place of that director until the alternate’s appointment lapses or is terminated (an alternate’s appointment, if he has not already done so, will automatically terminate on his appointor ceasing to be a director).
Agents:   Our board of directors has the power to appoint any person (whether or not a director or other officer of the company) to be an agent of the company. Our memorandum and articles of association provide that an agent of the company shall be able to exercise such powers and authorities of the directors (which may include the power to affix the company’s seal) as the directors may allow when appointing the agent, except that, as stated in our memorandum and articles of association and the Companies Act, no agent shall have be given any power or authority to amend the memorandum or the articles in place of the directors or members; to designate committees of directors; to delegate powers to a committee of directors; to appoint directors; to appoint an agent; to approve a plan of merger, consolidation or arrangement; or to make a declaration of solvency or to approve a liquidation plan. When appointing an agent of the company, our directors may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent. Our directors may remove an agent and may revoke or vary a power conferred on him.
Indemnification of Directors:   Our memorandum and articles of association provide that, subject to certain limitations, we shall indemnify our directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.
Directors and Conflicts of Interest.   As noted in the table above, pursuant to the Companies Act and the company’s memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:
(a)   vote on a matter relating to the transaction;
(b)   attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and
(c)   sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholders’ Suits.   Our British Virgin Islands counsel is not aware of any reported class action having been brought in a British Virgin Islands court. The enforcement of the company’s rights will ordinarily be a matter for its directors.
In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the Companies Act. Pursuant to Section 184B of the Companies Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the Companies Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the Companies Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the Companies Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.
The Companies Act provides for a series of remedies available to shareholders. Where a company incorporated under the Companies Act conducts some activity, which breaches the Companies Act or the company’s memorandum and articles of association, the court can issue a restraining or compliance order. Under the Companies Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a member. A shareholder also may, with the permission of the British Virgin Islands Court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. As noted above, the British Virgin Islands Court may only grant permission to bring a derivative action where the following circumstances apply:
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the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

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it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

•
when considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

•
whether the shareholder is acting in good faith;

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whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

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whether the action is likely to proceed;

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the costs of the proceedings; and

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whether an alternative remedy is available.

Any member of a company may apply to the British Virgin Islands Court under the Insolvency Act for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.
The Companies Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the Companies Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association. There are common law rights for the protection of shareholders that may be invoked, largely derived from English common law. Under the general English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:
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a company is acting, or proposing to act, illegally or beyond the scope of its authority;

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the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained;

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the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or

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those who control the company are perpetrating a “fraud on the minority.”

Under the law of Delaware, the rights of minority shareholders are similar to that which will be applicable to the shareholders of the company.
Compulsory Acquisition:   Under the Companies Act, subject to any limitations in a company’s memorandum or articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “Shareholders’ Suits” above.
Share Repurchases and Redemptions:   As permitted by the Companies Act and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Depending on the circumstances of the redemption or repurchase, our directors may need to determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities. Our directors may only exercise this power on our behalf, subject to the Companies Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, Nasdaq or any other stock exchange on which our securities are listed.
Dividends:   Subject to the Companies Act and our memorandum and articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. No dividend shall carry interest against us.
Rights of Non-resident or Foreign Shareholders and Disclosure of Substantial Shareholdings:   There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Untraceable Shareholders:   Under our memorandum and articles of association, we are entitled to sell any shares of a shareholder who is untraceable, as long as: (a) all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) we have not during that time or before the expiry of the three-month period referred to in below received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.
Transfer of Shares:   Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form, in the case of listed shares, in any manner permitted by and in accordance with the rules of the relevant exchange, or in any other form which our directors may approve.
Inspection of Books and Records:   Under the Companies Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.
A member of a company is entitled, on giving written notice to the company, to inspect:
the memorandum and articles;
the register of members;
the register of directors; and
the minutes of meetings and resolutions of members and of those classes of members of which he is a member;
and to make copies of or take extracts from the documents and records referred to in (a) to (d) above.
Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.
Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the British Virgin Islands Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.
Dissolution; Winding Up:   As permitted by the Companies Act and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the Companies Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due.
We also may be wound up in circumstances where we are insolvent in accordance with the terms of the Insolvency Act.
Our Amended and Restated Memorandum and Articles of Association
Our amended and restated memorandum and articles of association will contain certain requirements and restrictions relating to this offering that will apply to us until the consummation of our initial business combination. If we seek to amend any provisions of our amended and restated memorandum and articles of association relating to shareholders’ rights or pre-business combination activity, we will provide dissenting public shareholders with the opportunity to redeem their public shares in connection with any such vote. Our sponsor, officers and directors have agreed to waive any redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination. Specifically, our amended and restated memorandum and articles of association will provide, among other things, that:
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prior to the consummation of our initial business combination, we shall either (1) seek shareholder approval of our initial business combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against, or abstain from voting on, the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable) or (2) provide our public shareholders with the opportunity to tender their shares to us by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable) in each case subject to the limitations described herein;
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if our initial business combination is not consummated within the completion window then our existence will terminate and we will distribute all amounts in the trust account; and

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prior to our initial business combination, we may not issue additional ordinary shares that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination.

These provisions cannot be amended without the approval of holders of at least a majority of our ordinary shares. In the event we seek shareholder approval in connection with our initial business combination, our amended and restated memorandum and articles of association will provide that we may consummate our initial business combination only if approved by a majority of the votes of the shares entitled to vote thereon which were present at the meeting, in the event that a shareholder vote is held.
Anti-Money Laundering — British Virgin Islands In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.
We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.
If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands , pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Certain Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association
Our authorized but unissued ordinary shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Extraordinary General Meetings
Our amended and restated memorandum and articles of association will provide that extraordinary general meetings may be called by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman.
Classified Board of Directors
Maximum and minimum number of directors can be changed by an amendment to the articles of association, with such amendment being passed by a resolution of shareholders or a resolution of directors. Directors are appointed for an indefinite term or a term fixed by the resolution of shareholders or a resolution of directors (as described under “Directors” below). After the closing of a business combination, the directors may by resolution appoint any person to be a director to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.
Securities Eligible for Future Sale
Immediately after this offering we will have 25,000,000 (or 28,750,000 if the underwriters’ over-allotment option is exercised in full) ordinary shares outstanding. Of these shares, the Class A ordinary shares sold in this offering (20,000,000 Class A ordinary shares if the underwriters’ over-allotment option is not exercised and 23,000,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except for any Class A ordinary shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the outstanding founder shares (5,000,000 founder shares if the underwriters’ over-allotment option is not exercised and 5,750,000 founder shares if the underwriters’ over-allotment option is exercised in full) and all of the outstanding private placement warrants (7,100,000 warrants or 7,250,000 warrants if the underwriters’ over-allotment option is exercised) will be restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.
Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
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1% of the total number of Class A ordinary shares then outstanding, which will equal 200,000 shares immediately after this offering (or 230,000 if the underwriters exercise in full their over-allotment option); or

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the average weekly reported trading volume of the Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
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the issuer of the securities that was formerly a shell company has ceased to be a shell company;

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the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

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at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.
Registration Rights
The holders of the (i) founder shares, which were issued in a private placement prior to the closing of this offering, (ii) private placement warrants which will be issued in a private placement simultaneously with the closing of this offering and the Class A ordinary shares underlying such private placement warrants and (iii) private placement warrants and warrants that may be issued upon conversion of working capital loans will have registration rights to require us to register a sale of any of our securities held by them and any other securities of the company acquired by them prior to the consummation of our initial business combination pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering. Pursuant to the registration rights agreement and assuming the underwriters exercise their over-allotment option in full and $1,500,000 of working capital loans are converted into private placement warrants, we will be obligated to register up to 14,500,000 Class A ordinary shares and 8,750,000 warrants. The number of Class A ordinary shares includes (i) 5,750,000 Class A ordinary shares to be issued upon conversion of the founder shares, (ii) 7,250,000 Class A ordinary shares underlying the private placement warrants and (iii) 1,500,000 Class A ordinary shares underlying the private placement warrants issued upon conversion of working capital loans. The number of warrants includes up to 7,250,000 private placement warrants and 1,500,000 private placement warrants issued upon the conversion of working capital loans. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. Notwithstanding anything to the contrary, Cantor Fitzgerald & Co. may only make a demand on one occasion and only during the five-year period beginning on the effective date of the registration statement of which this prospectus forms a part. In addition, Cantor Fitzgerald & Co. may participate in a “piggy-back” registration only during the seven-year period beginning on the effective date of the registration statement of which this prospectus forms a part. We will bear the expenses incurred in connection with the filing of any such registration statements.
Listing of Securities
We intend to apply to have our units listed on Nasdaq under the symbol “APADU” commencing on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on Nasdaq. Once the securities comprising the units begin separate trading, we expect that the Class A ordinary shares and warrants will be listed on Nasdaq under the symbols “APAD” and “APADW”, respectively.

TAXATION
The following summary of certain British Virgin Islands and United States federal income tax considerations relevant to an investment in our units, each consisting of one Class A ordinary share and one-half of one redeemable warrant, which we refer to collectively as our securities, is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares and warrants, such as the tax consequences under state, local and other tax laws.
Prospective investors should consult their advisors on the possible tax consequences of buying, holding or selling any securities under the laws of their country of citizenship, residence or domicile.
British Virgin Islands Taxation
The following is a discussion on certain British Virgin Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under British Virgin Islands law.
The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its securityholders who are not tax resident in the British Virgin Islands.
The company and all distributions, interest and other amounts paid by the company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.
No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.
Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands.
There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its securityholders.
United States Federal Income Tax Considerations
General
The following discussion summarizes certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of our units (each consisting of one Class A ordinary share and one-half of one redeemable warrant) that are purchased in this offering by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). Because the components of a unit are generally separable at the option of the holder, the holder of a unit generally should be treated, for United States federal income tax purposes, as the owner of the underlying Class A ordinary share and warrant components of the unit. As a result, the discussion below with respect to actual holders of Class A ordinary shares and warrants also should apply to holders of units (as the deemed owners of the underlying Class A ordinary shares and warrants that constitute the units).
This discussion is limited to certain United States federal income tax considerations to beneficial owners of our securities who are initial purchasers of a unit pursuant to this offering and hold the unit and each component of the unit as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that the Class A ordinary shares and warrants will trade separately and that any distributions made (or deemed made) by us on our Class A ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.
This discussion does not address the United States federal income tax consequences to our founders, sponsors, officers or directors, or to holders of our founder shares or private placement warrants. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to the acquisition, ownership and disposition of a unit by a prospective investor in light of its particular circumstances, including but not limited to, the alternative minimum tax, the Medicare tax on net investment income and the different consequences that may apply to investors that are subject to special rules under U.S. federal income tax laws, including but not limited to:
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banks, financial institutions or financial services entities;

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broker-dealers;

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taxpayers that are subject to the mark-to-market tax accounting rules;

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tax-exempt entities;

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governments or agencies or instrumentalities thereof;

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insurance companies;

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regulated investment companies;

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real estate investment trusts;

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expatriates or former long-term residents of the United States;

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except as specifically provided below, persons that actually or constructively own five percent or more (by vote or value) of our shares;

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persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

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persons that hold our securities as part of a straddle, constructive sale, hedge, wash sale, conversion or other integrated or similar transaction;

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U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

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controlled foreign corporations;

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passive foreign investment companies; and

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partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such provisions may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, which may result in United States federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of United States federal non-income tax laws, such as gift or estate tax laws, or state, local or non-United States tax laws.
We have not sought, and do not expect to seek, a ruling from the United States Internal Revenue Service (“IRS”) as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for United States federal income tax purposes) is the beneficial owner of our securities, the United States federal income tax treatment of a partner, member or beneficial owner in such partnership or other pass-through entity generally will depend on the status of the partner, member or other beneficial owner and the activities of the partnership or other pass-through entity. Partners, members or other beneficial owners of a partnership or other pass-through entity holding our securities are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of our securities.
THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, AND NON-UNITED STATES TAX LAWS.
Allocation of Purchase Price and Characterization of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a unit or any instrument similar to a unit for United States federal income tax purposes, and therefore, that treatment is not entirely clear. The acquisition of a unit should be treated for United States federal income tax purposes as the acquisition of one Class A ordinary share and one-half of one warrant, and we intend to treat the acquisition of a unit in such manner. By purchasing a unit, you agree to adopt such treatment for United States federal income tax purposes. For United States federal income tax purposes, each holder of a unit must allocate the purchase price paid by such holder for such unit between the one Class A ordinary share and the one-half of one warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax advisor regarding the determination of value for these purposes. The price allocated to each Class A ordinary share and the one-half of one warrant should be the holder’s initial tax basis in such share or warrant. Any disposition of a unit should be treated for United States federal income tax purposes as a disposition of the Class A ordinary share and one-half of one warrant comprising the unit, and the amount realized on the disposition should be allocated between the Class A ordinary share and one-half of one warrant based on their respective fair market values (as determined by each such unit holder based on all the relevant facts and circumstances) at the time of disposition. The separation of the Class A ordinary share and the one-half of one warrant comprising a unit and the combination of two halves of one warrant into a single warrant should not be a taxable event for United States federal income tax purposes.
The foregoing treatments of the units, Class A ordinary shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its tax advisors regarding the tax consequences of an investment in a unit (including alternative characterizations of a unit). The balance of this discussion assumes that the characterization of the units described above will be respected for United States federal income tax purposes.
U.S. Holders
This section applies to you if you are a “U.S. Holder.” A U.S. Holder is a beneficial owner of our units, Class A ordinary shares or warrants who or that is, for United States federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate whose income is subject to United States federal income tax regardless of its source; or

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a trust, if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person (as defined in the Code).

Taxation of Distributions
Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends in the year actually or constructively received by the U.S. Holder the amount of any distribution of cash or other property (other than certain distributions of our shares or rights to acquire our shares) paid on our Class A ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A ordinary shares (the treatment of which is described under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below).
Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) only if (i) our Class A ordinary shares are readily tradable on an established securities market in the United States, (ii) we are not a PFIC in the taxable year in which the dividend was paid or in the previous year, and (iii) certain other requirements, including holding period requirements, are met. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period of the Class A ordinary shares for this purpose. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Class A ordinary shares.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Class A ordinary shares or warrants (including a redemption of our Class A ordinary shares (as described below) or warrants that is treated as a taxable disposition, including pursuant to our dissolution and liquidation if we do not consummate an initial business combination within the required time period). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A ordinary shares or warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at reduced rates of taxation. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period of the Class A ordinary shares for this purpose. If the running of the holding period for the Class A ordinary shares is suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a sale or other taxable disposition of the Class A ordinary shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.
The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition (or, if the Class A ordinary shares or warrants are held as part of units at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the Class A ordinary shares or warrants based upon the then relative fair market values of the Class A ordinary shares and the warrants comprising the units determined by the allocation principles described above under “— Allocation of Purchase Price and Characterization of a Unit”) and (ii) the U.S. Holder’s adjusted tax basis in its Class A ordinary shares or warrants so disposed of. A U.S. Holder’s adjusted tax basis in its Class A ordinary shares or warrants generally will equal the U.S. Holder’s acquisition cost (that is, the portion of the purchase price of a unit allocated to a Class A ordinary share or one-half of one warrant, as described above under “— Allocation of Purchase Price and Characterization of a Unit”) reduced, in the case of a Class A ordinary share, by any prior distributions treated as a return of capital. See “— Exercise, Lapse or Redemption of a Warrant” below for a discussion regarding a U.S. Holder’s tax basis in the Class A ordinary share acquired pursuant to the exercise of a warrant.

Redemption of Class A Ordinary Shares
Subject to the PFIC rules discussed below, in the event that a U.S. Holder’s Class A ordinary shares are redeemed pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Securities — Ordinary Shares” or if we purchase a U.S. Holder’s Class A ordinary shares in an open market transaction (such open market purchase of Class A ordinary shares by us is referred to as a “redemption” for the remainder of this discussion), the treatment of the transaction for United States federal income tax purposes will depend on whether the redemption qualifies as a sale of the Class A ordinary shares under Section 302 of the Code. If the redemption qualifies as a sale of Class A ordinary shares, the U.S. Holder will be treated as described under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” above. If the redemption does not qualify as a sale of Class A ordinary shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described above under “— Taxation of Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of our shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder per the constructive ownership rules described in the following paragraph, including as a result of owning warrants) relative to all of our shares outstanding both before and after such redemption. A redemption of Class A ordinary shares generally will be treated as a sale of the Class A ordinary shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only our shares actually owned by the U.S. Holder, but also our shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which generally would include Class A ordinary shares which could be acquired by such U.S. Holder pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of Class A ordinary shares must, among other requirements, be less than 80% of the percentage of our issued and outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. Prior to our initial business combination, it is possible that the Class A ordinary shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all of our shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of our shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of ours (including any shares constructively owned by the U.S. Holder as a result of owning our warrants). The redemption of the Class A ordinary shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption of any Class A ordinary shares.
If none of the foregoing tests are satisfied, then the redemption of any Class A ordinary shares will be treated as a corporate distribution and the tax effects will be as described under “— Taxation of Distributions” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other shares constructively owned by it.
U.S. Holders who actually or constructively own five percent (or if our Class A ordinary shares are not then publicly traded, U.S. Holders who actually or constructively own one percent) or more of our shares

(by vote or value) may be subject to special reporting requirements with respect to a redemption of Class A ordinary shares, and such holders are urged to consult with their own tax advisors with respect to their reporting requirements.
Exercise, Lapse or Redemption of a Warrant
A U.S. Holder generally will not recognize gain or loss upon the acquisition of a Class A ordinary share upon the exercise of a warrant for cash. A U.S. Holder’s tax basis in a Class A ordinary share received upon exercise of the warrant generally will equal the sum of the U.S. Holder’s initial investment in the warrant (that is, the portion of the U.S. Holder’s purchase price for the units that is allocated to the warrant, as described above under “— Allocation of Purchase Price and Characterization of a Unit”) and the exercise price. It is unclear whether a U.S. Holder’s holding period for the Class A ordinary share received will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.
The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for United States federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Class A ordinary shares received generally should equal the U.S. Holder’s tax basis in the warrants exercised therefor. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A ordinary shares received would be treated as commencing on the date of exercise of the warrants or the day following the date of exercise of the warrants; in either case, the holding period will not include the period during which the U.S. Holder held the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class A ordinary shares received would include the holding period of the warrants.
It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of warrants equal to the number of Class A ordinary shares having an aggregate value equal to the exercise price for the total number of warrants to be exercised. In such case, subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the warrants deemed surrendered in an amount equal to the difference between the fair market value of the Class A ordinary shares that would have been received in a regular exercise of the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Class A ordinary shares received would equal the sum of the U.S. Holder’s initial investment in the warrants deemed exercised (i.e., the portion of the U.S. Holder’s purchase price for the units that is allocated to the warrants, as described above under “Allocation of Purchase Price and Characterization of a Unit”) and the aggregate exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Class A ordinary shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants; in either case, the holding period will not include the period during which the U.S. Holder held the warrants.
Due to the absence of authority on the United States federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Class A ordinary share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
Subject to the PFIC rules described below, if we redeem warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Securities — Warrants — Public Warrants” or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants.”

Possible Constructive Distributions
The terms of each warrant provide for an adjustment to the number of Class A ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus entitled “Description of Securities — Warrants — Public Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Class A ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of the warrants), which adjustment may be made as a result of a distribution of cash or other property to the holders of our Class A ordinary shares. Such constructive distribution to a U.S. Holder of warrants would be treated as if such U.S. Holder had received a cash distribution from us generally equal to the fair market value of such increased interest (taxed as described above under “— Taxation of Distributions”) and generally would increase the U.S. Holder’s adjusted tax basis in its warrants to the extent that such distribution is treated as a dividend.
Passive Foreign Investment Company Rules
A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income.
Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year. However, pursuant to a startup exception, a corporation will not be a PFIC for the first taxable year in which the corporation has gross income (the “startup year”), if (i) no predecessor of the corporation was a PFIC; (ii) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (iii) the corporation is not in fact a PFIC for either of those years. The applicability of the startup exception to us is uncertain and will not be known until after the close of our current taxable year and, perhaps, until after the end of our two taxable years following our startup year. After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the startup exception and will be a PFIC for our current taxable year. Our actual PFIC status for our current taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year (and, in the case of the startup exception to our current taxable year, perhaps until after the end of our two taxable years following our startup year). Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our current or future taxable years. It is not entirely clear how various aspects of the PFIC rules apply to the warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each prospective investor is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to an investment in the warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the warrants.
Although our PFIC status is determined annually, an initial determination that our company is a PFIC generally will apply for subsequent years to a U.S. Holder who held (or was deemed to hold) Class A ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Class A ordinary shares or warrants and, in the case of our Class A ordinary shares, the U.S. Holder did not make either a timely mark-to-market election or a qualified electing fund (“QEF”) election (as discussed below) for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A ordinary shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A ordinary shares or warrants (which may include gain realized by reason of transfers of Class A ordinary shares or warrants that would otherwise qualify as non-recognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for the Class A ordinary shares that preceded the taxable year of the distribution) (together the “excess distribution rules”).
Under these excess distribution rules:
•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares or warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the portion of the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•
the amount allocated to each other taxable year (or portion thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for that year; and

•
an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid the excess distribution rules described above in respect to our Class A ordinary shares (but, under current law, not the warrants) by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
If a U.S. Holder makes a QEF election with respect to its Class A ordinary shares in a year after our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A ordinary shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s Class A ordinary shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such Class A ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Class A ordinary shares.
Under current law, a U.S. Holder may not make a QEF election with respect to its warrants to acquire our Class A ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and we were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired Class A ordinary shares (or has previously made a QEF election with respect to our Class A ordinary shares), the QEF election will apply to the newly acquired Class A ordinary shares. Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A ordinary shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.
If a U.S. Holder has made a QEF election with respect to our Class A ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our Class A ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of our Class A ordinary shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to our Class A ordinary shares for such a taxable year.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Class A ordinary shares in us and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the excess distribution rules described above with respect to its Class A ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its Class A ordinary shares at the end of its taxable year over its adjusted basis in its Class A ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Class A ordinary shares over the fair market value of its Class A ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A ordinary shares will be treated as ordinary income. Under current law, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which we intend to list the Class A ordinary shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Class A ordinary shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Class A ordinary shares under their particular circumstances.
If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. Upon written request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.
The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Class A ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our Class A ordinary shares and warrants under their particular circumstances.
Tax Reporting
Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include our units, Class A ordinary shares and warrants if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the specified foreign financial asset and other reporting obligations and their application to an investment in our units, Class A ordinary shares and warrants.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our units, Class A ordinary shares or warrants that is for United States federal income tax purposes:

•
a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•
a foreign corporation; or

•
an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition of our units, Class A ordinary shares or warrants. If you are such an individual, you should consult your tax advisor regarding the United States federal income tax consequences of the acquisition, ownership and disposition of our securities.
The characterization for United States federal income tax purposes of distributions of cash or other property on a Non-U.S. Holder’s Class A ordinary shares generally will correspond to the United States federal income tax characterization of such distributions of a U.S. Holder’s Class A ordinary shares, as described under “— U.S. Holders — Taxation of Distributions” above.
Dividends (including, as described under “— U.S. Holders — Possible Constructive Distributions” above, constructive distributions treated as dividends) paid or deemed paid to a Non-U.S. Holder in respect of our Class A ordinary shares or warrants generally will not be subject to United States federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) as discussed below. In addition, a Non-U.S. Holder generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of our Class A ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non U.S. Holder maintains in the United States) as discussed below.
Dividends (including, as described under “— U.S. Holders — Possible Constructive Distributions” above, constructive distributions treated as dividends) and gains that are “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to United States federal income tax at the same regular United States federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for United States federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
The United States federal income tax treatment of a Non-U.S. Holder’s receipt of any Class A ordinary share upon the exercise of a warrant or the lapse of a warrant held by a Non-U.S. Holder generally will correspond to the United States federal income tax treatment of the receipt of a Class A ordinary share on the exercise of a warrant or the lapse of a warrant held by a U.S. Holder, as described under “— U.S. Holders — Exercise, Lapse or Redemption of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of our Class A ordinary shares and warrants.
The characterization for United States federal income tax purposes of the redemption of the Non-U.S. Holder’s Class A ordinary shares or warrants generally will correspond to the United States federal income tax treatment of such a redemption of a U.S. Holder’s Class A ordinary shares or warrants, as described under “— U.S. Holders — Redemption of Class A Ordinary Shares” or “— U.S. Holders — Exercise, Lapse or Redemption of a Warrant” above, as applicable, and the consequences of the redemption to the Non-U.S. Holder will be as described in the paragraphs above under the heading “— Non-U.S. Holders” based on such characterization.
Information Reporting and Backup Withholding
Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares or warrants may be subject to information reporting to the

IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

UNDERWRITING
Cantor Fitzgerald & Co. is acting as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated [•], 2024, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of units set forth opposite the underwriter’s name.
Underwriter	Number of Units
Cantor Fitzgerald & Co.
Total	20,000,000
The underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the units (other than those covered by the over-allotment option described below) if they purchase any of the units.
The offering of the units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Pricing of the Offering
We have been advised by the underwriters that they propose to offer the units to the public at the initial offering price set forth on the cover page of this prospectus. The underwriters may allow dealers concessions not in excess of $[•] per unit and the dealers may re-allow a concession not in excess of $[•] per unit to other dealers. After the initial offering of the units, the representative may change the offering price and other selling terms. The offering of the units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of any units outside the United States may be made by affiliates of the underwriters.
Over-allotment Option
If the underwriters sell more units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 3,000,000 additional units at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional units approximately proportionate to that underwriter’s initial purchase commitment. Any units issued or sold under the option will be issued and sold on the same terms and conditions as the other units that are the subject of this offering.
Lock-up
We, our sponsor and our executive officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representative, offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any units, warrants, ordinary shares or any other securities convertible into, or exercisable or exchangeable for, any units, ordinary shares, founder shares or warrants, subject to certain exceptions. The representative in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice, other than in the case of the officers and directors, which shall be with notice. Our sponsor, officers and directors are also subject to separate transfer restrictions on their founder shares and private placement warrants pursuant to the letter agreement described herein.
Our sponsor, officers and directors agreed not to transfer, assign or sell any founder shares until the earlier to occur of (A) six months after the completion of our initial business combination or subsequent to our initial business combination, if the last sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination, or (B) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees as described in the section of this prospectus entitled “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”). The private placement warrants and the warrants that may be issued upon conversion of working capital loans (including the Class A ordinary shares issuable upon conversion or exercise of such warrants) will not be transferable, assignable or saleable by our sponsor (as applicable) or their permitted transferees until 30 days after the completion of our initial business combination (except with respect to permitted transferees as described herein under the section of this prospectus entitled “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”).
Except in certain limited circumstances, no member of the sponsor (including the non-voting sponsor investors) may transfer all or any portion of its membership interests in the sponsor. For more information, see “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”.
Cantor Fitzgerald & Co. (and/or its designees) has also committed to purchase from us 2,000,000 private placement warrants at $1.00 per warrant for an aggregate purchase price of $2,000,000 (or, if the over-allotment option is exercised in full, 2,000,000 private placement warrants at $1.00 per warrant for an aggregate purchase price of $2,000,000). The private placement warrants (including the Class A ordinary shares issuable upon exercise of such warrants) will not be transferable, assignable or saleable until 30 days after the consummation of our initial business combination (except with respect to permitted transferees as described herein under “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants”) and the private placement warrants held by Cantor Fitzgerald & Co. will not be exercisable more than five years from the commencement of sales in this offering in accordance with FINRA Rule 5110(g)(8). The purchase of the private placement warrants will take place on a private placement basis simultaneously with the consummation of this offering. Such private placement warrants will be considered underwriting compensation in connection with this offering. Such private placement warrants will be subject to lock-up restrictions, as required by FINRA Rule 5110(e)(1) and may not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness of the registration statement of which this prospectus forms a part or commencement of sales of the offering, except as provided in FINRA Rule 5110(e)(2). Cantor Fitzgerald & Co is entitled under the registration rights agreement to demand and “piggy-back” resale registration rights Cantor Fitzgerald & Co. may not exercise its demand and “piggy-back” registration rights after five and seven years, respectively, after the commencement of sales in this offering and may not exercise its demand rights on more than one occasion.
Prior to this offering, there has been no public market for our securities. Consequently, the initial public offering price for the units was determined by negotiations between us and the representative. The determination of our per unit offering price was more arbitrary than would typically be the case if we were an operating company. Among the factors considered in determining the initial public offering price were the history and prospects of companies whose principal business is the acquisition of other companies, prior offerings of those companies, our management, our capital structure, and currently prevailing general conditions in equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the units, Class A ordinary shares or warrants will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our units, Class A ordinary shares or warrants will develop and continue after this offering.
Listing
We expect our units to be listed on Nasdaq, under the symbol “APADU” commencing on or promptly after the date of this prospectus, and, once the Class A ordinary shares and warrants begin separate trading, to have our Class A ordinary shares and warrants listed on Nasdaq under the symbols “APAD” and “APADW”, respectively. We cannot guarantee that our securities will be approved for listing on Nasdaq.

Discounts
The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.
	Per Unit		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$0.55	$0.55	$12,100,000	$13,915,000

(1)
Includes $0.20 per unit (excluding any units sold pursuant to the underwriters’ option to purchase additional units), or $4,000,000 in the aggregate (whether or not the underwriters’ option to purchase additional units is exercised), payable to the underwriters upon the closing of this offering. Also includes $0.35 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.55 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $7,000,000 in the aggregate or up to $8,650,000 in the aggregate if the underwriters’ over-allotment option is exercised in full payable to Cantor, Fitzgerald & Co. for deferred underwriting commissions to be placed in a U.S. based trust account and released to the Cantor, Fitzgerald & Co. for its own account only upon the completion of an initial business combination.

If we do not complete our initial business combination within the completion window and subsequently liquidate, the trustee and the underwriters have agreed that (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account upon liquidation, and (ii) that the deferred underwriting discounts and commissions will be distributed on a pro rata basis, including interest earned on the funds held in the trust account (less taxes payable), to the public shareholders.
Expression of Interest
The non-voting sponsor investors have expressed to us an interest in purchasing up to a maximum of an aggregate of approximately [•] million of the units in this offering at the offering price (considering the exercise in full of the underwriters’ over-allotment option), or up to a maximum of [•]% of this offering. None of the non-voting sponsor investors has expressed to us an interest in purchasing more than 9.9% of the units to be sold in this offering. There can be no assurance that the non-voting sponsor investors will acquire any units, either directly or indirectly, in this offering, or as to the amount of the units the non-voting sponsor investors will retain, if any, prior to or upon the consummation of our initial business combination. Because these expressions of interest are not binding agreements or commitments to purchase, non-voting sponsor investors may determine to purchase a fewer number of units in this offering, or none at all. Depending on how many units are purchased by the non-voting sponsor investors, the post-offering trading volume, volatility and liquidity of our securities may be reduced relative to what they would have been had the units been more widely offered and sold to other public investors. We do not expect any purchase of units by the non-voting sponsor investors to negatively impact our ability to meet Nasdaq listing eligibility requirements. In addition, the underwriters have full discretion to allocate the units to investors and may determine to sell fewer units to the non-voting sponsor investors, or none at all, and the purchase of the non-voting interests is not contingent upon the participation in this offering or vice-versa. The underwriter will receive the same upfront discounts and commissions and deferred underwriting commissions on units purchased by the non-voting sponsor investors, if any, as it will on the other units sold to the public in this offering. Any trading decisions made by any of the foregoing entities will be made by them based on market conditions at the time of the proposed sale or redemption. Cantor’s affiliates will not become non-voting sponsor investors or receive any economic or other interest in the sponsor.
Stabilization and Other Transactions
The underwriters pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the units at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional units in this offering. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing our units in the open market or from market participants. In determining the source of units to close out the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the market as compared to the price at which they may purchase units through the overallotment option.
“Naked” short sales are sales in excess of the option to purchase additional units. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of units on behalf of the underwriters for the purpose of fixing or maintaining the price of the units. A syndicate covering transaction is the bid for or the purchase of units on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of our units. As a result, the price of our units may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the units originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our units. The underwriters are not obligated to engage in these activities and, if commenced, may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.
We estimate that our portion of the total expenses of this offering payable by us will be $[750,000], excluding underwriting discounts and commissions. We have agreed to reimburse the underwriters for certain of its out-of-pocket costs for this offering up to an aggregate reimbursement allowance of $50,000, including, but not limited to, legal fees related to the review by FINRA and the expenses of investigations and background checks.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
Market Making
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the units as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the units, that you will be able to sell any of the units held by you at a particular time or that the prices that you receive when you sell will be favorable.
Other Terms
The underwriting agreement provides that following the completion of this offering, the obligations of the underwriters with respect to this offering will be deemed to be satisfied and the underwriters are not bound by any commitment or obligation to offer or sell to the public any of our securities or of any target business in an initial business combination or otherwise solicit holders of our securities or any target business in an initial business combination to approve the business combination.
We are not under any contractual obligation to engage any of the underwriters to provide any services for us after this offering, and have no present intent to do so. Upon consummation of this offering, the funds will be deposited into a U.S. based trust account with Continental Stock Transfer & Trust Company acting as trustee. Additionally, any of the underwriters may introduce us to potential target businesses or assist us in raising additional capital in the future. If any of the underwriters provide services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with any of the underwriters and no fees for such services will be paid to any of the underwriters prior to the date that is 60 days from the date of this prospectus, unless such payment would not be deemed underwriters’ compensation in connection with this offering and we may pay the underwriters of this offering or any entity with which they are affiliated a finder’s fee or other compensation for services rendered to us in connection with the completion of a business combination.
Some of the underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including in connection with acting in an advisory capacity or as a potential financing source in conjunction with our potential acquisition of a company. They have received, or may in the future receive, customary fees and commissions for these transactions.
In the ordinary course of their various business activities, some of the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. Some of the underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
Canada
This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the securities and any representation to the contrary is an offence.
Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33 — 105 Underwriting Conflicts (“NI 33 — 105”). Pursuant to section 3A.3 of NI 33 — 105, this prospectus is exempt from the requirement that the issuer and the underwriter(s) provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriter(s) as would otherwise be required pursuant to subsection 2.1(1) of NI 33 — 105.
Resale Restrictions
The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of Purchasers
Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriter(s) that the investor (i) is purchasing the securities as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45 — 106 Prospectus Exemptions (“NI 45 — 106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31 — 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.
Taxation and Eligibility for Investment
Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.
Rights of Action for Damages or Rescission
Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45 — 501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45 — 107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.
Language of Documents
Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.
Australia
This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:
You confirm and warrant that you are either:
•
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.
You warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area
In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:
(i)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.
The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

Hong Kong
No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.
No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•
a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:
•
to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
United Kingdom
In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:
(i)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii)
in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.
The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.
In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.
British Virgin Islands
No offer or invitation, whether directly or indirectly, is being or may be made to the public in the British Virgin Islands to subscribe for any of our securities.

LEGAL MATTERS
Linklaters LLP is acting as counsel in connection with the registration of our securities under the Securities Act, and as such, will pass upon the validity of the securities offered in this prospectus with respect to units and warrants. Ogier will pass upon the validity of the securities offered in this prospectus with respect to the ordinary shares and matters of British Virgin Islands law. In connection with this offering, Ellenoff Grossman & Schole LLP, New York, New York is acting as counsel to the underwriters.
EXPERTS
The balance sheet of A Paradise Acquisition Corp. as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from November 9, 2022 (inception) through December 31, 2022 and the year ended December 31, 2023, appearing in this prospectus have been audited by WWC, independent registered public accounting firm, as set forth in their report thereon, which contains an explanatory paragraph relating to substantial doubt about the ability of A Paradise Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements, appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

A PARADISE ACQUISITION CORP.
Audited Financial Statements of A PARADISE Acquisition Corp.:
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1171)	F-18
Balance Sheets as of December 31, 2023 and 2022	F-19
Statements of Operations for the Year Ended December 31, 2023 and for the period from November 9, 2022 (Inception) through December 31, 2022	F-20
Statements of Changes in Shareholder’s Deficit for the Year Ended December 31, 2023 and for the period from November 9, 2022 (inception) through December 31, 2022	F-21
Statements of Cash Flows for the Year Ended December 31, 2023 and for the period from November 9, 2022 (Inception) through December 31, 2022	F-22
Notes to Financial Statements	F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To:
The Board of Directors and Shareholder of
A Paradise Acquisition Corp.

Results of Review of Interim Financial Information
We have reviewed the unaudited condensed balance sheet of A Paradise Acquisition Corp. (the “Company”) as of September 30, 2024 and the related unaudited condensed statements of operations, changes in shareholder’s deficit, and cash flows for the nine-month periods ended September 30, 2024 and 2023, and the related notes (collectively referred to as the “unaudited condensed financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying unaudited condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholder’s deficit and cash flows for each of the years in the two-year period ended (not presented herein); and in our report dated October 22, 2024, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2023 and 2022, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived. Our opinion indicated that there was substantial doubt that the Company may continue as a going concern. As of the date of this report that doubt still exists.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying unaudited condensed financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the unaudited condensed financial statements, the Company has incurred losses and has an accumulated deficit which raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is described in Note 1 of the unaudited condensed financial statements. These unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Review Results
These unaudited condensed financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of unaudited condensed financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the unaudited condensed financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171
We have served as the Company’s auditor since 2024.
San Mateo, California
December 2, 2024

A PARADISE ACQUISITION CORP.
CONDENSED BALANCE SHEETS
AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
	September 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS:
Deferred offering cost	$12,817	$—
Total Assets	$12,817	$—
LIABILITIES AND SHAREHOLDER’S DEFICIT:
Current liabilities:
Accrued expenses	$54,165	$25,000
Promissory note – related party	161,480	140,097
Total current liabilities	215,645	165,097
Total Liabilities	$215,645	$165,097
Commitments and Contingencies
Shareholder’s Deficit
Preferred shares, no par value; 5,000,000 shares authorized; none issued and outstanding as of September 30, 2024 and December 31, 2023	$—	$—
Class A ordinary shares, no par value; 500,000,000 shares authorized; none issued and outstanding as of September 30, 2024 and December 31, 2023	—	—
Class B ordinary shares, no par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding as of September 30, 2024 and December 31, 2023(1)(2)	—	—
Additional paid-in capital	25,000	25,000
Accumulated deficit	(227,828)	(190,097)
Total Shareholder’s Deficit	$(202,828)	$(165,097)
Total Liabilities and Shareholder’s Deficit	$12,817	$—

(1)
Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)
Shares have been retroactively restated to reflect a share subscription and purchase agreement. On November 9, 2022, 3,737,500 Class B ordinary shares were issued to the Sponsor for $25,000. On October 2, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Class B ordinary shares outstanding after the repurchase (of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter) (See Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

A PARADISE ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
General administrative expenses	$29,731	$15,450	$37,731	$78,850
Loss before tax expense	$(29,731)	$(15,450)	$(37,731)	$(78,850)
Tax expense	—	—	—	—
Net loss	$(29,731)	$(15,450)	$(37,731)	$(78,850)
Weighted average Class B ordinary shares outstanding, basic and diluted(1)(2)	5,000,000	5,000,000	5,000,000	5,000,000
Basic and diluted net loss per Class B ordinary shares	$(0.01)	$(0.00)	$(0.01)	$(0.02)

(1)
Excludes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)
Shares have been retroactively restated to reflect a share subscription and purchase agreement. On November 9, 2022, 3,737,500 Class B ordinary shares were issued to the Sponsor for $25,000. On October 2, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Class B ordinary shares outstanding after the repurchase (of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter) (See Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

A PARADISE ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDER’ S DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
For the nine months ended September 30, 2024
	Preference shares		Ordinary shares				Additional paid-in capital	Accumulated deficit	Total shareholder’s deficit
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares(1)(2)	Amount
Balance as of January 1, 2024	—	$—	—	$—	5,750,000	$—	$25,000	$(190,097)	$(165,097)
Net loss	—	—	—	—	—	—	—	(37,731)	(37,731)
Balance as of September 30, 2024	—	$—	—	$—	5,750,000	$—	$25,000	$(227,828)	$(202,828)
For the nine months ended September 30, 2023
	Preference shares		Ordinary shares				Additional paid-in capital	Accumulated deficit	Total shareholder’s deficit
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares(1) (2)	Amount
Balance as of January 1, 2023	—	$—	—	$—	5,750,000	$—	$25,000	$(2,939)	$22,061
Net loss	—	—	—	—	—	—	—	(78,850)	(78,850)
Balance as of September 30, 2023	—	$—	—	$—	5,750,000	$—	$25,000	$(81,789)	$(56,789)

(1)
Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)
Shares have been retroactively restated to reflect a share subscription and purchase agreement. On November 9, 2022, 3,737,500 Class B ordinary shares were issued to the Sponsor for $25,000. On October 2, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Class B ordinary shares outstanding after the repurchase (of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter) (See Note 5).

The accompanying notes are an integral part of the unaudited condensed financial statements.

A PARADISE ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
	For the nine months ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(37,731)	$(78,850)
Adjustments to reconcile net cash used in operating activities:	—	—
Changes in operating assets and liabilities
Accrued expenses	29,165	(50,000)
Net cash used in operating activities	(8,566)	(128,850)
Cash flows from financing activities:
Proceeds from promissory note to related party	8,566	128,850
Net cash provided by financing activities	8,566	128,850
Net change in cash and cash equivalents	—	—
Cash and cash equivalents at the beginning of the period	—	—
Cash and cash equivalents at the end of the period	$—	$—
Supplemental disclosure of non-cash financing activities:
Deferred offering costs paid by promissory note – related party	$12,817	$128,850
The accompanying notes are an integral part of the unaudited condensed financial statements.

A PARADISE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
A Paradise Acquisition Corp. (formerly A Paradigm Acquisition Corp., the “Company”) is a blank check company incorporated in the British Virgin Islands (or the “BVI”) on November 9, 2022. The Company was formed for the purpose of effecting a merger, shares exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “business combination”). Although there is no restriction or limitation on what industry the Company’s target operates in, it is the Company’s intention to pursue prospective targets that are in the leisure and entertainment sector.
As of September 30, 2024, the Company had not commenced any operations. For the period from November 9, 2022 (inception) through September 30, 2024, the Company’s efforts have been limited to organizational activities as well as activities related to the Proposed Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of a business combination, at the earliest. The Company will generate non-operating income in the form of dividends and/or interest income from the proceeds derived from the Proposed Public Offering.
The Company’s founder and sponsor, A SPAC IV (Holdings) Corp., is a BVI company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of 20,000,000 units at $10.00 per unit (the “Units”) (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of an aggregate of 7,100,000 Private Placement Warrants (or 7,250,000 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full) (the “Private Placement Warrants”) to the Sponsor and Cantor Fitzgerald & Co. (“Cantor”), the representative of the underwriters of the Proposed Public Offering, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the Proposed Public Offering. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Of those 7,100,000 Private Placement Warrants, the Sponsor has agreed to purchase 5,100,000 Private Placement Warrants, and Cantor has agreed to purchase 2,000,000 Private Placement Warrants. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a business combination (less deferred underwriting commissions).
The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
Upon the closing of the Proposed Public Offering, management has agreed that an aggregate of $10.05 per Unit sold in the Proposed Public Offering will be held in a Trust Account (the “Trust Account”) and may only be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. Except with respect to divided and/or interest earned on the funds held in the trust account that may be released to the Company to pay the Company’s tax obligation, if any, the proceeds from the Proposed Public Offering and the sale of Private Placement Warrants will not be released from the Trust Account until the earliest to occur of (i) the completion of the company’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of obligation to redeem 100% of our public shares if the Company does not complete the initial business combination within the Combination Period (defined below) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete the initial Business Combination within the Combination Period (defined below), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the creditors, if any, which could have priority over the claims of the public shareholders.
The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.05 per public share.
The ordinary share subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.
The Company will have 24 months from the closing of the Proposed Public Offering to complete the initial business combination (the “Combination Period”). If the Company is unable to complete the initial business combination within the Combination Period, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to the Company’s obligations under BVI law to provide for claims of creditors and subject to the other requirements of applicable law.
The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.
The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.
Going Concern Consideration
As of September 30, 2024, the Company had no cash and a working capital deficit of $215.645. The Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering. The loan is non-interest bearing, unsecured and shall be payable promptly after the date on which the Company consummates an initial public offering of its securities or the date on which the Company determines not to conduct an initial public offering of its securities. These loans will be repaid upon the closing of the Proposed Public Offering out of the offering proceeds not held in the Trust Account. As of September 30, 2024 and December 31, 2023, the Company had borrowed $161,480 and $140,097 under the promissory note, respectively.
The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Risks and Uncertainties
In February 2022, an armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries against Russia and Belarus following Russia’s invasion of Ukraine to date include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia and Belarus. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas, which threatens to spread to other Middle Eastern countries including Lebanon and Iran.
As a result of the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company’s financial position, results of operations or ability to consummate a Business Combination are not yet determinable. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
These accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial statements and Article 8 of Regulation S-X. They do not include all of the information and notes required by U.S. GAAP for complete financial statements. The unaudited condensed financial statements should be read in conjunction with the Company’s financial statements and notes thereto for the year ended December 31, 2023 included in the Company’s Form S-1 filing. Certain information or footnote disclosures normally included in the unaudited condensed financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of September 30, 2024 and December 31, 2023.
Deferred Offering Costs
Deferred offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering. Offering costs are allocated to the separable financial instruments issued in the initial public offering based on a relative fair value basis compared to total proceeds received. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of September 30, 2024 and December 31, 2023, the Company had $12,817 and none in deferred offering costs, respectively.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.
Net Loss Per Ordinary Share
Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 750,000 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Notes 5). As of September 30, 2024 and December 31, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net loss per share is the same as basic net loss per share for the periods presented.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the unaudited condensed financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the unaudited condensed financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2024 and December 31, 2023, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
The Company is considered to be a British Virgin Islands business company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the Proposed Public Offering.
Warrant Instruments
The Company will account for the Public and Private Warrants to be issued in connection with the Proposed Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and will classify the warrant instruments under equity treatment at their assigned values. There are no Public or Private Warrants currently outstanding as of September 30, 2024 and December 31, 2023.
Recent Accounting Pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company has assessed the influence of the adoption of ASU 2020-06 and concluded that there’s no impact on the Company’s unaudited condensed financial statements. The Company adopted ASU 2020-06 on January 1, 2024.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed financial statements.
Note 3 — Proposed Public Offering
In the Proposed Public Offering, the Company will offer for sale up to 20,000,000 Units, (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, and one-half of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.
Note 4 — Private Placement
The Company’s Sponsor and Cantor have committed to purchase an aggregate of 7,100,000 Private Placement Warrants (or 7,250,000 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full), at a price of $1.00 per warrant, or $7,000,000 in the aggregate(or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the Proposed Public Offering. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Of those 7,100,000 Private Placement Warrants, the Sponsor and Cantor, have agreed to purchase 5,100,000 and 2,000,000 Private Placement Warrants, respectively. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.
The Private Placement Warrants will be identical to the Public Warrants sold in the Proposed Public Offering except that, so long as they are held by the Sponsor, Cantor, or their permitted transferees, the Private Placement Warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (ii) will be entitled to registration rights and (iii) with respect to Private Placement Warrants held by Cantor and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110(g)(8).

Note 5 — Related Party Transactions
Founder Shares
On November 9, 2022, the Sponsor acquired 3,737,500 Class B ordinary share (“Founder Shares”) for an aggregate purchase price of $25,000. Founder Shares have been retroactively restated to reflect a share subscription and purchase agreement. On October 2, 2024, the Company issued 5,750,000 Founder Shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Founder Shares outstanding after the repurchase, of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter.
The Sponsor has agreed not to transfer, assign or sell its Founder shares until the earlier to occur of: (A) six months after the completion of the Company’s initial business combination, or (B) the date on which the closing price of the Company’s Class A ordinary share equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Company’s initial business combination, or earlier, if, subsequent to the initial business combination, the Company consummates a liquidation, merger, shares exchange or other similar transaction which results in all of the shareholders having the right to exchange their shares of Class A ordinary share for cash, securities or other property.
Promissory Note — Related Party
On December 9, 2022, the Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering (the “Note”). The Note is non-interest bearing, unsecured and was due at the earlier of (1) December 31, 2023, and (2) the closing of the Proposed Public Offering or (3) the date on which the Company determines not to conduct an initial public offering of its securities, unless accelerated upon the occurrence of an Event of Default. On October 22, 2024, the Note was amended to extend the maturity date to the earlier of (1) June 30, 2025, and (2) the closing of the Proposed Public Offering or (3) the date on which the Company determines not to conduct an initial public offering of its securities, unless accelerated upon the occurrence of an Event of Default. The Note will be repaid upon the closing of the Proposed Public Offering out of the offering proceeds not held in the Trust Account. As of September 30, 2024 and December 31, 2023, the Company had borrowed $161,480 and $140,097 under the Note, respectively.
Working Capital Loans
In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant. The terms of Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2024 and December 31, 2023, the Company had no borrowings under the Working Capital Loans.
Note 6 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Units, shares being issued to the underwriters of the Proposed Public Offering, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-up period. Notwithstanding the above, the shares to be issued to the underwriters in the Proposed Public offering will be further subject to the limitations on registration requirements imposed by FINRA Rule 5110(g)(8). The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriter Agreement
The underwriters have a 45-day option from the date of the Proposed Public Offering to purchase up to an additional 3,000,000 Units to cover over-allotments, if any.
The underwriters will be entitled to a cash underwriting discount of $4,000,000 (2.0% of the gross proceeds of the Proposed Public Offering, (or up to $4,000,000 if the underwriter’s over-allotment is exercised in full) to the underwriters at the closing of the Proposed Public Offering. In addition, the underwriter will be entitled to a deferred fee of 3.5% of the gross proceeds of the Proposed Public Offering, or $7,000,000 (or up to $8,650,000 if the underwriter’s over-allotment is exercised in full) until the closing of the Business Combination.
Note 7 — Shareholder’s Deficit
Preferred Shares — The Company is authorized to issue a total of 5,000,000 preferred shares with no par value. As of September 30, 2024 and December 31, 2023, there were no shares of preferred shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares with no par value. As of September 30, 2024 and December 31, 2023, there were no shares of Class A ordinary shares issued or outstanding.
Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares with no par value. On November 9, 2022, the Company issued 3,737,500 shares of Class B ordinary share to the Sponsor. The Class B ordinary shares have been retroactively restated to reflect a share subscription and purchase agreement. On October 2, 2024, the Company issued 5,750,000 Founder Shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Founder Shares outstanding after the repurchase, of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter. As of September 30, 2024 and December 31, 2023, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, or approximately $0.004 per share, including an aggregate of up to 750,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriter in full.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution right, share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Company’s amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Proposed Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon completion of the Proposed Public Offering, including pursuant to the Over-Allotment Option, plus all Class A ordinary shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued in connection with or in relation to the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company.
Prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the public shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association may only be amended by a resolution passed by holders of at least a majority of the ordinary shares who are eligible to vote and attend and vote in a general meeting of the shareholders. With respect to any other matter submitted to a vote of the shareholders, including any vote in connection with the initial Business Combination, except as required by law, holders of the Founder Shares and holders of the public shares will vote together as a single class, with each share entitling the holder to one vote.
Public Warrants — As of September 30, 2024 and December 31, 2023, there were no Public Warrants outstanding. Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to certain adjustments, at any time commencing 30 days after the completion of the initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.
The warrants will expire five years after the completion of the initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations described above (Note 6) with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.
The Company has agreed that as soon as practicable, after the closing of the initial business combination, the Company will use its best efforts to file, and within 60 business days following the initial business combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. No warrants will be exercisable for cash and the Company will not be obliged to issue any shares to holders seeking to exercise their warrants, unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event that holders are able to exercise their warrants on a “cashless basis”, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A ordinary share equal to the quotient obtained by dividing (x) the product of the number of shares of Class A ordinary share underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A ordinary share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
Once the warrants become exercisable, we may call the warrants for redemption (excluding the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A ordinary shares equal or exceed $18.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends to the notice of redemption to the warrant holders.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.
The redemption criteria for the Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of Class A ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. In addition, if the Company issues additional ordinary shares or equity-linked securities business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding of the initial business combination business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of (i) the Market Value or (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price.
Private Placement Warrants — As of September 30, 2024 and December 31, 2023, no Private Placement Warrants were outstanding. Private Warrants are identical to the warrants included in the units sold in Proposed Public Offering except that (i) the Private Warrants will not be redeemable by the Company, (ii) the Private Warrants may be transferred, assigned or sold by the Sponsor or the Company’s underwriter to their permitted transferees and (iii) the Private Warrants may be exercised by the holders on a cashless basis.
Note 8 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were available to be issued. Based upon this review, the Company identified the following subsequent events that would have required disclosure in the unaudited condensed financial statements.

On October 2, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Class B ordinary shares outstanding after the repurchase, of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter.
On October 22, 2024, the Company amended the Promissory Note to extend the maturity date to the earlier of (1) June 30, 2025, and (2) the closing of the Proposed Public Offering or (3) the date on which the Company determines not to conduct an initial public offering of its securities, unless accelerated upon the occurrence of an Event of Default.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To:
The Board of Directors and Shareholder of
A Paradise Acquisition Corp.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of A Paradise Acquisition Corp. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholder’s deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and has an accumulated deficit which raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is described in Note 1 of the financial statements. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171
We have served as the Company’s auditor since 2024.
San Mateo, California
October 23, 2024

A PARADISE ACQUISITION CORP.
BALANCE SHEETS
	As of December 31, 2023	As of December 31, 2022
ASSETS:
Deferred offering costs	$—	$80,658
Total Non-current Assets and Total Assets	$—	$80,658
LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY:
Current liabilities:
Accrued expenses	$25,000	$—
Accrued offering costs	—	50,000
Promissory note – related party	140,097	8,597
Total Current Liabilities and Total Liabilities	$165,097	$58,597
Commitments and Contingencies
Shareholder’s (Deficit) Equity
Preferred shares, no par value; 5,000,000 shares authorized; none issued and outstanding as of December 31, 2023 and 2022	$—	$—
Class A ordinary shares, no par value; 500,000,000 shares authorized; none issued and outstanding as of December 31, 2023 and 2022	—	—
Class B ordinary shares, no par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding as of December 31, 2023 and 2022(1)(2)	—	—
Additional paid-in capital	25,000	25,000
Accumulated deficit	(190,097)	(2,939)
Total Shareholder’s (Deficit) Equity	$(165,097)	$22,061
Total Liabilities and Shareholder’s (Deficit) Equity	$—	$80,658

(1)
Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)
Shares have been retroactively restated to reflect a share subscription and purchase agreement. On November 9, 2022, 3,737,500 Class B ordinary shares were issued to the Sponsor for $25,000. On October 2, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Class B ordinary shares outstanding after the repurchase (of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter) (See Note 5).

The accompanying notes are an integral part of the financial statements.

A PARADISE ACQUISITION CORP.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND PERIOD FROM NOVEMBER 9, 2022
(INCEPTION) TO DECEMBER 31, 2022
	For the year ended December 31, 2023	For the period from November 9, 2022 to December 31, 2022
General administrative expenses	$187,158	$2,939
Loss before tax expense	$(187,158)	$(2,939)
Tax expense	—	—
Net loss	$(187,158)	$(2,939)
Weighted average shares outstanding, basic and diluted(1)(2)	5,000,000	5,000,000
Basic and diluted net loss per ordinary share	$(0.04)	$(0.00)

(1)
Excludes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter (see Note 5).

(2)
Shares have been retroactively restated to reflect a share subscription and purchase agreement. On November 9, 2022, 3,737,500 Class B ordinary shares were issued to the Sponsor for $25,000. On October 2, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Class B ordinary shares outstanding after the repurchase (of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter) (See Note 5).

The accompanying notes are an integral part of the financial statements.

A PARADISE ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2023 AND PERIOD FROM NOVEMBER 9, 2022
(INCEPTION) TO DECEMBER 31, 2022
	Preference shares		Ordinary shares				Additional paid-in capital	Accumulated deficit	Total shareholder’s equity (deficit)
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares(1)(2)	Amount
Balance as of November 9, 2022 (date of inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of Founder Shares to Sponsor	—	—	—	—	5,750,000	$—	25,000	$—	25,000
Net loss	—	—	—	—	—	—	—	(2,939)	(2,939)
Balance as of December 31, 2022	—	$—	—	$—	5,750000	$—	$25,000	$(2,939)	$22,061
Net loss	—	—	—	—	—	—	—	(187,158)	(187,158)
Balance as of December 31, 2023	—	$—	—	$—	5,750,000	$—	$25,000	$(190,097)	$(165,097)

(1)
Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)
Shares have been retroactively restated to reflect a share subscription and purchase agreement. On November 9, 2022, 3,737,500 Class B ordinary shares were issued to the Sponsor for $25,000. On October 2, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Class B ordinary shares outstanding after the repurchase (of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter) (See Note 5).

The accompanying notes are an integral part of the financial statements.

A PARADISE ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND PERIOD FROM NOVEMBER 9, 2022
(INCEPTION) TO DECEMBER 31, 2022
	For the year ended December 31, 2023	For the period from November 9, 2022 to December 31, 2022
Cash flows from operating activities:
Net loss	$(187,158)	$(2,939)
Adjustments to reconcile net loss to net cash used in operating activities
Deferred offering costs expensed	80,658	—
Changes in operating assets and liabilities
Accrued expenses	(25,000)	—
Net cash used in operating activities	(131,500)	(2,939)
Cash flows from financing activities:
Proceeds from promissory note to related party	131,500	2,939
Net cash provided by financing activities	131,500	2,939
Net change in cash and cash equivalents	—	—
Cash and cash equivalents at the beginning of the year	—	—
Cash and cash equivalents at the end of the year	$—	$—
Supplemental disclosure of non-cash financing activities:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$25,000
Deferred offering costs paid by promissory note – related party	$131,500	$5,658
Accrued deferred offering costs	$—	$50,000
The accompanying notes are an integral part of the financial statements.

A PARADISE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Note 1 — Organization and Business Operations
A Paradise Acquisition Corp. (formerly A Paradigm Acquisition Corp., the “Company”) is a blank check company incorporated in the British Virgin Islands (or the “BVI”) on November 9, 2022. The Company was formed for the purpose of effecting a merger, shares exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “business combination”). Although there is no restriction or limitation on what industry the Company’s target operates in, it is the Company’s intention to pursue prospective targets that are in the leisure and entertainment sector.
As of December 31, 2023, the Company had not commenced any operations. For the period from November 9, 2022 (inception) through December 31, 2023, the Company’s efforts have been limited to organizational activities as well as activities related to the Proposed Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of a business combination, at the earliest. The Company will generate non-operating income in the form of dividends and/or interest income from the proceeds derived from the Proposed Public Offering.
The Company’s founder and sponsor, A SPAC IV (Holdings) Corp., is a BVI company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of 20,000,000 units at $10.00 per unit (the “Units”) (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of an aggregate of 7,100,000 Private Placement Warrants (or 7,250,000 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full) (the “Private Placement Warrants”) to the Sponsor and Cantor Fitzgerald & Co. (“Cantor”), the representative of the underwriters of the Proposed Public Offering, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the Proposed Public Offering. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Of those 7,100,000 Private Placement Warrants, the Sponsor has agreed to purchase 5,100,000 Private Placement Warrants, and Cantor has agreed to purchase 2,000,000 Private Placement Warrants. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a business combination (less deferred underwriting commissions).
The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.
Upon the closing of the Proposed Public Offering, management has agreed that an aggregate of $10.05 per Unit sold in the Proposed Public Offering will be held in a Trust Account (the “Trust Account”) and may only be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. Except with respect to divided and/or interest earned on the funds held in the trust account that may be released to the Company to pay the Company’s tax obligation, if any, the proceeds from the Proposed Public Offering and the sale of Private Placement Warrants will not be released from the Trust Account until the earliest to occur of (i) the completion of the company’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of obligation to redeem 100% of our public shares if the Company does not complete the initial business combination within the Combination Period (defined below) or (B) with respect to any other provision relating to shareholders’ rights or pre-Business Combination activity and (iii) the redemption of all of the public shares if the Company is unable to complete the initial Business Combination within the Combination Period (defined below), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the creditors, if any, which could have priority over the claims of the public shareholders.
The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.05 per public share.
The ordinary share subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.
The Company will have 24 months from the closing of the Proposed Public Offering to complete the initial business combination (the “Combination Period”). If the Company is unable to complete the initial business combination within the Combination Period, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to the Company’s obligations under BVI law to provide for claims of creditors and subject to the other requirements of applicable law.
The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Combination Period and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination) in favor of the initial Business Combination.
The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.
Going Concern Consideration
As of December 31, 2023, the Company had no cash and a working capital deficit of $173,097. The Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering. The loan is non-interest bearing, unsecured and shall be payable promptly after the date on which the Company consummates an initial public offering of its securities or the date on which the Company determines not to conduct an initial public offering of its securities. These loans will be repaid upon the closing of the Proposed Public Offering out of the offering proceeds not held in the Trust Account. As of December 31, 2023, the Company had borrowed $140,097 under the promissory note.
The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period.
Risks and Uncertainties
In February 2022, an armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries against Russia and Belarus following Russia’s invasion of Ukraine to date include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia and Belarus. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas, which threatens to spread to other Middle Eastern countries including Lebanon and Iran.
As a result of the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company’s financial position, results of operations or ability to consummate a Business Combination are not yet determinable.
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
These accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.
Use of Estimates
The preparation of unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash or cash equivalents as of December 31,2023 and 2022.
Deferred Offering Costs
Deferred offering costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering. Offering costs are allocated to the separable financial instruments issued in the initial public offering based on a relative fair value basis compared to total proceeds received. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023 and 2022, the Company had $0 and $80,658 deferred offering costs, respectively.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.
Net Loss Per Ordinary Share
Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 750,000 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Notes 5). As of December 31, 2023 and 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net loss per share is the same as basic net loss per share for the periods presented.
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the British Virgin Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2023 and 2022, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
The Company is considered to be a British Virgin Islands business company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the Proposed Public Offering.
Warrant Instruments
The Company will account for the Public and Private Warrants to be issued in connection with the Proposed Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and will classify the warrant instruments under equity treatment at their assigned values. There are no Public or Private Warrants currently outstanding as of December 31, 2023 and 2022.
Recent Accounting Pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company has assessed the influence of the adoption of ASU 2020-06 and concluded that there’s no impact on the Company’s financial statements.
The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.
Note 3 — Proposed Public Offering
In the Proposed Public Offering, the Company will offer for sale up to 20,000,000 Units, (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, and one-half of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.
Note 4 — Private Placement
The Company’s Sponsor and Cantor have committed to purchase an aggregate of 7,100,000 Private Placement Warrants (or 7,250,000 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full), at a price of $1.00 per warrant, or $7,000,000 in the aggregate(or $7,250,000 if the underwriters’ over-allotment option is exercised in full),, in a private placement that will close simultaneously with the Proposed Public Offering. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Of those 7,100,000 Private Placement Warrants, the Sponsor and Cantor, have agreed to purchase 5,100,000 and 2,000,000 Private Placement Warrants, respectively. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.
The Private Placement Warrants will be identical to the Public Warrants sold in the Proposed Public Offering except that, so long as they are held by the Sponsor, Cantor, or their permitted transferees, the Private Placement Warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (ii) will be entitled to registration rights and (iii) with respect to Private Placement Warrants held by Cantor and/or its designees, will not be exercisable more than five years from the commencement of sales in this offering in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110(g)(8).
Note 5 — Related Party Transactions
Founder Shares
On November 9, 2022, the Sponsor acquired 3,737,500 Class B ordinary share (“Founder Shares”) for an aggregate purchase price of $25,000. Founder Shares have been retroactively restated to reflect a share subscription and purchase agreement. On October 2, 2024, the Company issued 5,750,000 Founder Shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Founder Shares outstanding after the repurchase, of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter.
The Sponsor has agreed not to transfer, assign or sell its Founder shares until the earlier to occur of: (A) six months after the completion of the Company’s initial business combination, or (B) the date on which the closing price of the Company’s Class A ordinary share equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Company’s initial business combination, or earlier, if, subsequent to the initial business combination, the Company consummates a liquidation, merger, shares exchange or other similar transaction which results in all of the shareholders having the right to exchange their shares of Class A ordinary share for cash, securities or other property.
Promissory Note — Related Party
On December 9, 2022, the Sponsor has agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering (the “Note”). The Note is non-interest bearing, unsecured and is due at the earlier of (1) December 31, 2023, and (2) the closing of the Proposed Public Offering or (3) the date on which the Company determines not to conduct an initial public offering of its securities, unless accelerated upon the occurrence of an Event of Default. On October 22, 2024, the Note was amended to extend the maturity date to the earlier of (1) June 30, 2025, and (2) the closing of the Proposed Public Offering or (3) the date on which the Company determines not to conduct an initial public offering of its securities, unless accelerated upon the occurrence of an Event of Default. The Note will be repaid upon the closing of the Proposed Public Offering out of the offering proceeds not held in the Trust Account. As of December 31, 2023 and 2022, the Company had borrowed $140,097 and $8,597, respectively, under the Note.
Working Capital Loans
In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company may repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant. The terms of Working Capital Loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2023 and 2022, the Company had no borrowings under the Working Capital Loans.
Note 6 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, Private Placement Units, shares being issued to the underwriters of the Proposed Public Offering, and units that may be issued on conversion of Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-up period. Notwithstanding the above, the shares to be issued to the underwriters in the Proposed Public offering will be further subject to the limitations on registration requirements imposed by FINRA Rule 5110(g)(8). The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriter Agreement
The underwriters have a 45-day option from the date of the Proposed Public Offering to purchase up to an additional 3,000,000 Units to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of $4,000,000 (2.0% of the gross proceeds of the Proposed Public Offering, (or up to $4,000,000 if the underwriter’s over-allotment is exercised in full) to the underwriters at the closing of the Proposed Public Offering. In addition, the underwriter will be entitled to a deferred fee of 3.5% of the gross proceeds of the Proposed Public Offering, or $7,000,000 (or up to $8,650,000 if the underwriter’s over-allotment is exercised in full) until the closing of the Business Combination.
Note 7 — Shareholder’s (Deficit) Equity
Preferred Shares — The Company is authorized to issue a total of 5,000,000 preferred shares with no par value. As of December 31, 2023 and 2022, there were no shares of preferred shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares with no par value. As of December 31, 2023 and 2022, there were no shares of Class A ordinary shares issued or outstanding.
Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares with no par value. On November 9, 2022, the Company issued 3,737,500 shares of Class B ordinary share to the Sponsor. The Class B ordinary shares have been retroactively restated to reflect a share subscription and purchase agreement. On October 2, 2024, the Company issued 5,750,000 Founder Shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Founder Shares outstanding after the repurchase, of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter. As of December 31, 2023 and 2022, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, or approximately $0.004 per share, including an aggregate of up to 750,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriter in full.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution right, share splits, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein and in the Company’s amended and restated memorandum and articles of association. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Proposed Public Offering and related to the closing of the initial Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon completion of the Proposed Public Offering, including pursuant to the Over-Allotment Option, plus all Class A ordinary shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued in connection with or in relation to the initial Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination or any private placement-equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company.
Prior to the initial Business Combination, only holders of the Founder Shares will have the right to vote on the election of directors. Holders of the public shares will not be entitled to vote on the election of directors during such time. These provisions of the Company’s amended and restated memorandum and articles of association may only be amended by a resolution passed by holders of at least a majority of the ordinary shares who are eligible to vote and attend and vote in a general meeting of the shareholders. With respect to any other matter submitted to a vote of the shareholders, including any vote in connection with the initial Business Combination, except as required by law, holders of the Founder Shares and holders of the public shares will vote together as a single class, with each share entitling the holder to one vote.
Public Warrants — As of December 31, 2023 and 2022, there were no Public Warrants outstanding. Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to certain adjustments, at any time commencing 30 days after the completion of the initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.
The warrants will expire five years after the completion of the initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations described above (Note 6) with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.
The Company has agreed that as soon as practicable, after the closing of the initial business combination, the Company will use its best efforts to file, and within 60 business days following the initial business combination to have declared effective, a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. No warrants will be exercisable for cash and the Company will not be obliged to issue any shares to holders seeking to exercise their warrants, unless the Company has an effective and current registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such Class A ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event that holders are able to exercise their warrants on a “cashless basis”, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A ordinary share equal to the quotient obtained by dividing (x) the product of the number of shares of Class A ordinary share underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A ordinary share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
Once the warrants become exercisable, we may call the warrants for redemption (excluding the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the reported last sale price of the Class A ordinary shares equal or exceed $18.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends to the notice of redemption to the warrant holders.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.
The redemption criteria for the Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.
If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of Class A ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. In addition, if the Company issues additional ordinary shares or equity-linked securities business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding of the initial business combination business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of (i) the Market Value or (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price.
Private Placement Warrants — As of December 31, 2023 and 2022, no Private Placement Warrants were outstanding. Private Warrants are identical to the warrants included in the units sold in Proposed Public Offering except that (i) the Private Warrants will not be redeemable by the Company, (ii) the Private Warrants may be transferred, assigned or sold by the Sponsor or the Company’s underwriter to their permitted transferees and (iii) the Private Warrants may be exercised by the holders on a cashless basis.
Note 8 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were available to be issued. Based upon this review, the Company identified the following subsequent events that would have required disclosure in the financial statements.
On October 2, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, and immediately repurchased the 3,737,500 initial shares from the Sponsor for $25,000, resulting in 5,750,000 Class B ordinary shares outstanding after the repurchase, of which an aggregate of up to 750,000 shares are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter.
On October 22, 2024, the Company amended the Promissory Note to extend the maturity date to the earlier of (1) June 30, 2025, and (2) the closing of the Proposed Public Offering or (3) the date on which the Company determines not to conduct an initial public offering of its securities, unless accelerated upon the occurrence of an Event of Default.

20,000,000 Units
A Paradise Acquisition Corp.

PRELIMINARY PROSPECTUS
[•], 2024

Sole Book-Running Manager
Cantor
Until           , 2024 (25 days after the date of this prospectus), all dealers that buy, sell or trade our units, Class A ordinary shares or public warrants, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:
Legal fees and expenses	300,000
Printing and engraving expenses	40,000
Trustee fees and expenses	40,000
Accounting fees and expenses	50,000
SEC/FINRA expenses	108,306
Travel and road show expenses	7,000
Nasdaq listing fees	85,000
Miscellaneous	219,694
Total	$850,000
Item 14.   Indemnification of Directors and Officers.
British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15.   Recent Sales of Unregistered Securities.
On November 9, 2022, we issued to our sponsor 3,737,500 Class B ordinary shares as founder shares for an aggregate purchase price of $25,000, or approximately $0.0067 per share. On October 2, 2024, our sponsor paid $25,000, or approximately $0.004 per share, in exchange for 5,750,000 founder shares, and subsequently 3,737,500 of the founder shares were repurchased by the Company for an aggregate purchase price of $25,000. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. The number of founder shares outstanding was determined based on the expectation that the total size of this offering would be a maximum of 23,000,000 units if the underwriters’ over-allotment option is exercised in full and therefore that such founder shares would represent 20% of the outstanding shares after this offering. Up to 750,000 of these shares will be surrendered for no consideration depending on the extent to which the underwriters’ over-allotment option is exercised.
Our sponsor is an accredited investor for purposes of Rule 501 of Regulation D. Each of the equity holders in our sponsor is an accredited investor under Rule 501 of Regulation D. The sole business of our sponsor is to act as the company’s sponsor in connection with this offering. The limited liability company agreement of our sponsor provides that its membership interests may only be transferred to our officers or directors or other persons affiliated with our sponsor, or in connection with estate planning transfers.
Our sponsor and Cantor Fitzgerald & Co., the representative of the underwriters, have committed to, pursuant to written agreements, purchase an aggregate of =7,100,000 warrants (or 7,250,000 warrants if the underwriters’ over-allotment option is exercised in full), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $7,100,000 in the aggregate (or $7,250,000 if the underwriters’ over-allotment option is exercised in full), in a private placement that will close simultaneously with the closing of this offering. Of those 7,100,000 Private Placement Warrants (or 7,250,000 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full), the Sponsor has agreed to purchase 5,100,000 Private Placement Warrants and Cantor Fitzgerald & Co. has agreed to purchase 2,000,000 Private Placement Warrants. The private placement warrants will also be worthless if we do not complete our initial business combination. This purchase will take place on a private placement basis simultaneously with the completion of our initial public offering. This issuance will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.
No underwriting discounts or commissions were paid with respect to such sales.
Item 16.   Exhibits and Financial Statement Schedules.
Exhibit Index
Exhibit No.	Description
1.1**	Form of Underwriting Agreement.
3.1.1**	Memorandum and Articles of Association.
3.2**	Form of Amended and Restated Memorandum and Articles of Association.
4.1**	Specimen Unit Certificate.
4.2**	Specimen Class A Ordinary Share Certificate.
4.3**	Specimen Warrant Certificate.
4.4**	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant.
5.1**	Opinion of Ogier, counsel to the Registrant
5.2**	Opinion of Linklaters LLP, — *counsel to the Registrant
10.1**	Promissory Note issued to A SPAC IV (Holdings) Corp..
10.2**	Form of Letter Agreement among the Registrant, A SPAC IV (Holdings) Corp. and each of the officers and directors of the Registrant.
10.3**	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant.
10.4**	Form of Registration Rights Agreement among the Registrant, A SPAC IV (Holdings) Corp. and the Holders signatory thereto.
10.5**	Securities Subscription Agreement between A SPAC IV (Holdings) Corp. and the Registrant.
10.6**	Form of Private Placement Warrants Purchase Agreement between the Registrant and A SPAC IV (Holdings) Corp..
10.7**	Form of Private Placement Warrants Purchase Agreement between the Registrant and Cantor Fitzgerald & Co.

Exhibit No.	Description
10.8**	Form of Indemnity Agreement.
14.1**	Form of Code of Ethics.
23.1**	Consent of WWC
23.2**	Consent of Ogier (included on Exhibit 5.1).
23.3**	Consent of Linklater LLP (included on Exhibit 5.2).
99.1**	Form of Audit Committee Charter.
99.2**	Form of Compensation Committee Charter.
99.3**	Form of Nominating Committee Charter
99.4**	Consent of Ashley Bancroft to be named as director nominee
99.5**	Consent of Nathan Pau to be named as director nominee
99.6**	Consent of Tracy Hui Yin Choi to be named as director nominee
107**	Filing Fee Table.

**
To be filed by amendment.

Item 17.   Undertakings.
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
For the purpose of determining liability under the Securities Act of 1933 of any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(4)
For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 2nd day of December, 2024.
A Paradise Acquisition Corp.

By:

Name:
Claudius Tsang

Title:
Chief Executive Officer, Chief Financial Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed below by the following person in the capacities on the 2nd day of December, 2024.
Name	Position
Claudius Tsang	Chairman, Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of A Paradise Acquisition Corp., in New York, New York, on the 2nd day of December, 2024.
By:
/s/

Name:

Title: